Exhibit 99.1

Manulife

2021 Annual Report

Manulife
Financial
Corporation

Manulife Financial Corporation
Annual Report
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In 2021, we launched Elevate, a global program to encourage and nurture our colleagues’ well-being through healthy activities, mindfulness, and eating well. Decisions made easier. Lives made better. “Our ability to adapt and serve customers across the globe continues to drive our operating results, and we are well-positioned to continue helping them live better, happier, and healthier lives.” Roy Gori, President and Chief Executive Officer 2

Manulife by the numbers     7.1 Net Income Attributed to Shareholders     5.9 5.6     $7.1 billion     Net income attributed to shareholders     increased $1.2 billion from 2020.     2019    2020 2021 6.5 6.0     Core Earnings     5.5 $6.5 billion     Core earnings increased 26% versus 2020.     2019    2020 2021 New Business Value     2.2 2.0    1.8 $2.2 billion     New business value increased 31%     compared with 2020.    2019 20202021 Common Share Dividend     $1.12/sh $1.17/sh $1.17/share    $1.00/sh Common share dividend increased 4%     versus 2020, driven by an 18% increase     in the fourth quarter of 2021.    2019 20202021 Assets Under Management and Administration     $1.4 trillion     Total invested assets: $427 billion     Segregated funds net assets: $400 billion     Mutual funds: $291 billion     Institutional asset management: $106 billion     Other funds: $14 billion     Assets under administration: $188 billion     Note: Core earnings and assets under management and administration are non-GAAP financial measures and percentage change in core earnings on a constant exchange rate basis is a non-GAAP ratio. Percentage change in new business value is also on a constant exchange rate basis. For more information on non-GAAP and other specified financial measures used in this report, see the section “Non-GAAP and Other Financial Measures” in our 2021 Management’s Discussion and Analysis below. 1 3

John Cassaday Chairman of the Board Fellow shareholders, Last year, we reflected on Manulife’s response to COVID-19, highlighting the way in which our core value of sharing our humanity came to life across our company through an incredibly challenging time. This year, once again inspired by our dedicated global team, we’ll reflect on how Manulife continues to excel by embracing another of our core values: get it done together. Your Board is proud of Manulife’s many achievements this year and grateful for the thoughtful leadership of our President and CEO, Roy Gori, and the Executive Leadership Team (ELT). We truly appreciate the continued dedication, resilience, and energy demonstrated by the Manulife team around the world, who continue to keep our customers at the core of everything we do. Our teams and leaders continue to be guided by the understanding that we are all in this together and our care for each other is our most powerful point of connection. We know this has been a tremendously challenging time and we have been honoured to offer meaningful resources to support our colleagues’ physical and mental well-being, and to continue initiatives like our Act of Kindness program, offering our teams the opportunity to ‘pay forward’ a contribution to a cause of their choice. We believe these investments in developing our team and culture are incredibly important. We are gratified to hear so often from leaders that it is our unique culture that provides a competitive advantage in both the recruitment and retention of the top talent essential to our ongoing success. We’re also pleased to see so many examples of individuals and teams getting it done together, including a terrific partnership between Global Technology and Global Procurement, which has not only delivered cost savings, but more importantly, underscored the power of effective partnership both internally and with our strategic partners. Our U.S. Segment implemented continuous delivery, a new way of working focused on driving execution success and business 2    | 2021    Annual Report 4

outcomes tied to the customer experience. With this approach, cross-functional teams of subject matter experts are empowered to work in an agile way and use a constant feedback loop designed to help make decisions more quickly, accelerate growth, and enable digital transformation. In Asia, our digital transformation, customer focus, and high performing team have combined to deliver a significant uplift in insurance customer satisfaction, resulting in a record Relationship Net Promoter Score of 46 in 2021. We’ve also introduced more opportunities for meaningful interaction between members of the Board and your management team through small focus groups, where subject matter experts come together to tackle some of our highest priorities. Your Board’s activities in 2021 As we navigated the ongoing prevalence of COVID-19, your Board has remained focused on providing oversight and guidance to management, continuing to leverage technology to maintain a high level of interactivity and collaboration during our sessions. As we did in 2020, we’ve continued to gather feedback from all directors throughout the year to ensure everyone’s voice was being heard and to identify opportunities for improvement. We are proud of the robust and constructive dialogue that took place around our virtual table and are honoured to have been ranked in first place by the Globe and Mail’s Report on Business for best board governance in Canada. Looking to the future, we are implementing a hybrid meeting schedule that will include both in-person and virtual sessions, which we believe will not only enable optimal participation from all directors but also allow us to continue attracting talented directors from around the globe. While we look forward to the opportunity to meet in-person in the future, we are confident in the knowledge that we have maintained and even enhanced our connectedness in the virtual setting. Your Board brings a robust and diverse skill set, and we continued to deploy their expertise as we remained focused on the company’s strategic growth opportunities, both in the near- and long- term, in particular our growth engines of Global Wealth and Asset Management and our Asia segment. We are also excited about the opportunities presented by accelerating our digital transformation and optimizing our portfolio, and we’ve focused a number of learning sessions on related topics such as cybersecurity, disruptive business models, blockchain, and cryptocurrency. We were delighted to have May Tan, former Chief Executive Officer of Standard Chartered Bank (Hong Kong), join our Board in December 2021, bringing with her extensive leadership experience in financial services and deep knowledge of our industry in Asia. We were also pleased to announce that Vanessa Kanu, Chief Financial Officer of Telus International, Inc., recently joined our Board, bringing expertise in public company finance and extensive leadership experience. We are proud to have maintained our aspiration of gender parity in representation among independent directors, with seven women among the 13 independent directors nominated for election at our upcoming 2022 annual meeting. Thank you In closing, we would like to thank Sheila Fraser, who resigned as a director in June, and John Palmer, whose term will end as of the end of our 2022 annual meeting. We have valued their good advice and counsel to Manulife. We would also like to acknowledge Roy and the ELT for their tireless efforts in delivering another year of solid results in what has remained an unpredictable environment. We are particularly proud of the way they have continued to lead with our values, working together to engage and inspire the team, and to embed our winning culture. We send special thanks to each of our more than 38,000 Manulife team members around the world. We truly appreciate their commitment to our customers, and to each other, and we are inspired each day by the way they live our values, and by what they have achieved together. Finally, we would like to thank you, our fellow shareholders, for the trust you have placed in us, for your support, and your candid feedback. The past two years have been challenging, but we remain optimistic about the future, driven by our mission, and united by our shared values. Sincerely, John Cassaday Chairman of the Board Manulife3 5

Roy Gori President and Chief Executive Officer Dear fellow shareholders, Reflecting on the past year, I am tremendously proud of our team and of how we continued to deliver for our customers, our communities, and each other. 4    | 2021    Annual Report In my last letter to you, I expressed my optimism for the year ahead and my confidence in our ability to achieve the goals we’d set for ourselves because of our colleagues’ resilience, energy, and capabilities. While the pandemic has persisted, bringing sustained challenges and heartbreak around the world, I’m immensely grateful for the incredible dedication of caregivers and others, and deeply appreciative of the sacrifices they have continued to make. I’d also like to extend that same depth of gratitude to our global colleagues, many of whom have worked under very trying circumstances. The experience of the past two years has underscored the critical role that our products and services play for our customers around the world, and we can be proud of the way we have supported them and their families through the most challenging of times. In 2021, we welcomed approximately 1.6 million new customers, for a total of more than 33 million customers, and supported them with over $31 billion in claims paid. Our success over time depends on our ability to continue delivering for each of our key stakeholders: our customers, the communities where we live and work, the planet we all share, our colleagues, and you, our shareholders. I’m pleased to share some highlights of our progress with you. Commitment to our customers Our ambition is to be the most digital, customer-centric global company in our industry, and in 2018, we set an ambitious goal to improve our Net Promoter Score by 30 points. Since then, we’ve invested more than $850 million to enhance our digital capabilities and
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have increased our Relationship Net Promoter Score by 20 points to 21, as of the end of 2021, as we continue to meet, and exceed, our customers’ expectations. Throughout the pandemic, our customers, agents, and partners have accelerated digital adoption and our investments in technology have enabled us to provide a seamless experience and drive higher customer satisfaction. We now process more than 90% of claims digitally and have achieved 82% straight-through-processing, a measure of customer interactions that are completely digital. In response to our customers’ desire to continue improving their well-being, we’ve evolved and expanded our behavioural insurance offerings to support them in achieving their goals. From offering Vitality Points™ to North American customers who have received their COVID-19 vaccination, to expanding our partnership offerings, Manulife Vitality and John Hancock Vitality continue to have a positive impact on our customers’ lives, while also driving higher rates of interaction, in turn leading to improved health outcomes. We’ve done the same in Asia through several enhancements to our ManulifeMOVE experience, including an updated app, access to exclusive programs, and 24/7 self-service functionality. We continue to invest in the creation and innovation of faster, simpler, and more relevant experiences to help our behavioural insurance customers live healthier, better lives. We’re also supporting our customers and clients with their investment needs and we’re proud of Global Wealth and Asset Management’s track record of positive net flows and strong investment performance. Investing for positive impact Driven by our mission, we understand that we can and should create value for—and be valued by—all of our stakeholders in order to be successful now and in the future. We’re particularly focused on the environment, health and well-being, and supporting the communities where we live and work. In 2021, we were proud to share the first phase of our Climate Action Plan, a robust and long-term commitment to reducing our environmental footprint, supporting the transition to a net zero future, and investing in climate change mitigation and resilience. Our substantial natural resource holdings have enabled us to realize net zero operations, meaning we remove more carbon from the atmosphere than our business operations emit. But we know we need to do more and we have additionally committed to reducing our absolute Scope 1 and 2 emissions by 35% by 2035. We have also committed to achieving net zero financed emissions by 2050. We have further embedded these commitments by adding goals linked to our Climate Action Plan into our executive performance and compensation, and by committing to the Science Based Targets initiative. We’re also bringing these commitments to life through our business, including through our acquisition of 89,800 acres of forested land as an impact-first investment, as well as the expansion of our sustainable investing products with the launch of investment strategies in Sustainable Asia Bond, Global Climate, and ESG Asian Multi-Asset Income. We continue to invest in the communities where we live and work to empower sustained health and well-being, drive inclusive economic opportunity, and create a sustainable future. Alongside our partners, we delivered on high-impact initiatives, including our second “MOVE for GOOD” challenge that motivated our customers collectively to walk 100 million steps to unlock a donation that encouraged underserved children in Hong Kong to be more active. The year also marked our 14th annual MLK Scholars program, an award-winning cross sector collaboration we lead in the U.S. Since its inception in 2008, we’ve invested over US $15 million to provide jobs and professional development opportunities to over 6,000 youth. “We know that our people are our most important asset and that our culture is one of the only truly sustainable long-term competitive advantages. We’re committed to investing in both.” Manulife 5 7

We remain committed to helping communities respond to COVID-19 with a contribution to Project HOPE, and to natural disaster relief efforts in the U.S., Canada, and Asia—including Typhoon Rai in the Philippines—with donations to the Red Cross. In Hong Kong, Japan, the Philippines, Indonesia, and Vietnam, we were honoured to facilitate access to COVID-19 vaccines for our colleagues and their immediate families, as well as our agents and financial advisors in collaboration with local governments and other third parties. We were pleased to be named one of Canada’s Best 50 Corporate Citizens by Corporate Knights and to have improved our ranking on the Dow Jones Sustainability Index for North America to the 81st percentile. As well, Manulife Investment Management was accepted as a signatory to the UK Stewardship Code, which is recognized globally as a best practice benchmark in investment stewardship. Developing our winning team We know that our people are our most important asset and that our culture is one of the only truly sustainable long-term competitive advantages. We’re committed to investing in both. Here, our ambition has always been to achieve top quartile engagement results, and despite a tremendously challenging year, our 2021 engagement scores again increased year over year, ranking Manulife in the top 15% of Gallup’s financial and insurance company benchmark. We’ve achieved this through our focus on driving inclusion, promoting well-being, and enhancing our culture of care. In 2021, we enhanced our learning and development offerings We remain committed to helping communities respond to COVID-19 with a contribution to Project HOPE, and to natural disaster relief efforts in the U.S., Canada, and Asia—including Typhoon Rai in the Philippines—with donations to the Red Cross. In Hong Kong, Japan, the Philippines, Indonesia, and Vietnam, we were honoured to facilitate access to COVID-19 vaccines for our colleagues and their immediate families, as well as our agents and financial advisors in collaboration with local governments and other third parties. We were pleased to be named one of Canada’s Best 50 Corporate Citizens by Corporate Knights and to have improved our ranking on the Dow Jones Sustainability Index for North America to the 81st percentile. As well, Manulife Investment Management was accepted as a signatory to the UK Stewardship Code, which is recognized globally as a best practice benchmark in investment stewardship. Developing our winning team We know that our people are our most important asset and that our culture is one of the only truly sustainable long-term competitive advantages. We’re committed to investing in both. Here, our ambition has always been to achieve top quartile engagement results, and despite a tremendously challenging year, our 2021 engagement scores again increased year over year, ranking Manulife in the top 15% of Gallup’s financial and insurance company benchmark. We’ve achieved this through our focus on driving inclusion, promoting well-being, and enhancing our culture of care. In 2021, we enhanced our learning and development offerings through our new AI-powered learning platform, bringing together a host of online and anytime learning resources. These resources allow our team to develop their capabilities and learn new skills that will be essential to accelerate our future growth. We’re also supporting our leaders to become even better at building high-performing teams through tailored learning sessions and more robust Diversity, Equity, and Inclusion training, that will help us continue deepening our focus on driving an inclusive environment. We are mindful of the importance of well-being, and we continue to make this a priority through a broad range of initiatives. We gave everyone five additional personal paid days off in 2021 and will do so again in 2022, and we launched a program called Fuel Up Friday, which provides our team with the opportunity to dedicate time on the second Friday of each month to advance their personal development by taking advantage of our learning programs. We’ve also welcomed speakers to share inspiration and provide our team with a range of well-being resources on mindfulness, nutrition, exercise, and more. We continue to make progress on our ambition to promote Diversity, Equity, and Inclusion through expanded hiring commitments, education, and community support for organizations helping Black, Indigenous, and People of Colour. In June, we brought our global colleagues together for our first Afternoon of Reflection and Learning, to allow all team members to explore the many dimensions of diversity through speaker sessions, guided discussions, and more. We’re honoured to be named as one of Canada’s Most Admired Corporate Cultures for 2021 by Waterstone Human Capital, and as one of Canada’s Top 100 Employers 2022 by Mediacorp Canada Inc. We were also pleased to be recognized as one of Forbes World’s Best Employers for 2021, and to be named to Bloomberg’s 2022 Gender-Equality Index for the fourth consecutive year. Our U.S. business, John Hancock, received a top score of 100 on the Human Rights Campaign’s 2022 Corporate Equality Index for the eighth year in a row, again earning the designation as a “Best Place to Work for LGBTQ+ Equality.” And we were proud to be acknowledged by the Equal Opportunities Commission of Hong Kong for efforts made on Gender Equality, Family Status Equality and Racial Equality & Inclusion. Accelerating growth in 2022 We have an unparalleled platform for growth that is global in nature and poised to capitalize on key global megatrends shaping the future, including the growth and emergence of the middle class in Asia, an aging global population, and the digitization of the consumer. More than one billion people in Asia are expected to join the middle class by 2030, and by 2032, they are expected to account for more than 50% of consumer spending. By 2030, one in six people globally will be 60 and over, and 60% of those over the age of 65 are expected to be in Asia. Manulife is uniquely positioned to succeed with our strong leadership position in 13 of the fastest growing, most profitable markets in Asia. Looking at our growth engines, Global Wealth and Asset Management drove performance, delivering net inflows of $27.9 billion in 2021. We improved our global money manager ranking from 32nd to 27th, as measured by Pensions & Investments, and demand 6    | 2021    Annual Report

“We have an unparalleled platform for growth that is global in nature and poised to capitalize on key global megatrends shaping the future.” for our products continues toincrease with the widening ofthe retirement gap and the expansionof household wealth inthe U.S.and Asia. In Asia, our coreearnings grew to $2.2 billion and net incomeattributed to shareholders grew to $1.8 billion, despite the headwinds we faced in some markets. Our new business value of $1.7 billionrepresenteda 27% increase over the prior year on a constant exchange rate basis Crucially, we gainedmarket sharein five geographies across Asia during the year and we continued to scale our business to grow across thediverse markets we servein Asia.We completedour acquisition of AvivaVietnam andbegan a16-year exclusive bancassurance partnership withVietinBank, allowing us the opportunitytoprovide an additional 14 million customers with a full suite of insurance, wealth, andretirement solutions in Vietnam. We also continuedto makesignificant progress on our portfolio optimization commitments, as evidencedby the announcement of our legacy U.S. variable annuity reinsurance transaction with Venerable Holdings Inc., which closed in February 2022. This transaction will unlock valueand meaningfully reduce our go-forward risk profile, while contributing to our goal ofshifting the earnings mix of ourfranchise to focus on our highest potential businesses. Our ability to adapt and serve our customers across the globe who are navigating a veryuncertain environment continues to drive our operating results and we are well-positioned tocontinue helping them live better,happier, and healthier lives. Thank you In closing, I would liketoacknowledge my Manulife colleagues around the world for what we have achieved together and how we’ve done it. remain in aweof your dedication, resilience, and care, without which we couldn’t have deliveredour2021 results.Thank you. On behalf of the entire team, I’dlike to thank our Chairman, John Cassaday, and our Board of Directors, for their supportand good counsel throughout the year I’dalso liketo thank you, my fellow shareholders and customers, for the trust you’ve placed inour team. We have been steadfast in pursuit of our five strategic priorities, and we are confident that our continuedstrong execution against those priorities will ultimately result in substantial rewards for you. Aswe look tothe year ahead, our mission—Decisions made easier Lives made better.—will continue to guide us in building our winning company and culture. Sincerely Roy Gori President and Chief Executive Officer 7

Caution regarding forward-looking statements From time to time, Manulife Financial Corporation (“MFC”) makes written and/ or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to expected annual savings related to actions taken in 2021, the Company’s strategic priorities and 2022 targets and 2025 supplemental goals for net promoter score, straight-through-processing, employee engagement, its highest potential businesses, expense efficiency and portfolio optimization, possible share buybacks under our normal course issuer bid (“NCIB”), the impact related to the reinsurance of our legacy U.S. variable annuity block, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law. 8    | 2021    Annual Report 10

Table of contents
10 Management’s Discussion and Analysis
10 Manulife Financial Corporation
21 Asia
24 Canada
27 U.S.
30 Global Wealth and Asset Management
34 Corporate and Other
36 Investments
41 Fourth Quarter Financial Highlights
44 Risk Management and Risk Factors
84 Capital Management Framework
87 Critical Actuarial and Accounting Policies
99 Controls and Procedures
100 Non-GAAP and Other Financial Measures 126 Additional Disclosures
136 Consolidated Financial Statements 141 Notes to Consolidated Financial Statements 214 Additional Actuarial Disclosures 216 Board of Directors 217 Executive Leadership Team 218 Office Listing 220 Glossary of Terms 221 Shareholder Information 221 Dividend Information
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Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is current as of February 9, 2022.

1. Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Asia, Canada, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. At the end of 2021, we had $1.4 trillion (US$1.1 trillion) in assets under management and administration1, including total invested assets of $0.4 trillion (US $0.3 trillion), and segregated funds net assets of $0.4 trillion (US$0.3 trillion), and during 2021, we made $31.8 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Our reporting segments are:

•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada and has an in-force variable annuity business.
•	U.S. – providing life insurance products, insurance-based wealth accumulation products and has an in-force long-term care insurance business and an in-force annuity business.
•

Global Wealth and Asset Management (“Global WAM”) – providing investment advice and innovative solutions to our retail, retirement and institutional clients around the world under the Manulife Investment Management (“MIM”) brand.

•

Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); our Property and Casualty (“P&C”) Reinsurance business; and run-off reinsurance business lines.

In this document, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. The term “MLI” means The Manufacturers Life Insurance Company and its subsidiaries.

Profitability

Profitability

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2021	2020
Net income attributed to shareholders	$7,105	$5,871
Core earnings(1)	$6,536	$5,516
Diluted earnings per common share ($)	$3.54	$2.93
Diluted core earnings per common share ($)(2)	$3.25	$2.75
Return on common shareholders’ equity (“ROE”)	14.2%	11.6%
Core ROE(2)	13.0%	10.9%
Expense efficiency ratio(2)	48.9%	52.9%
General expenses	$7,828	$7,510

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)	This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

Our net income attributed to shareholders was $7.1 billion in 2021 compared with $5.9 billion in 2020. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $6.5 billion in 2021 compared with $5.5 billion in 2020, and items excluded from core earnings of $0.6 billion of net gains in 2021 compared with $0.4 billion of net gains in 2020.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

10   |  2021 Annual Report  |  Management’s Discussion and Analysis

The $1.2 billion increase in net income attributed to shareholders in 2021 compared with 2020 was driven by gains from investment-related experience compared with losses in 2020 and growth in core earnings. Investment-related experience gains reflected higher-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) primarily driven by gains on private equity and infrastructure, strong credit experience and the favourable impact of fixed income reinvestment activities. Partially offsetting the gains was a net charge from the direct impacts of markets (compared with gains in 2020). The net charge was primarily driven by a $532 million charge relating to the impact of updated ultimate reinvestment rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board (“ASB”).

The $1.0 billion or 26%1 increase in core earnings on a constant exchange rate basis compared with 2020 was driven by the recognition of core investment gains2 in 2021 (compared with nil core investment gains in 2020), higher new business gains in all segments, higher net fee income from higher average AUMA3 in Global WAM, which benefitted from the favourable impact of markets and net inflows, higher investment income in Corporate and Other which benefitted from higher net gains from available-for-sale (“AFS”) equities and seed money investments in 2021, and in-force business growth in all segments. These items were partially offset by unfavourable policyholder experience and a charge in our P&C Reinsurance business for losses related to Hurricane Ida and the European floods. In 2021, core earnings included a net charge of $110 million ($127 million pre-tax) related to policyholder insurance and annuity experience compared with a net gain of $83 million ($76 million pre-tax) in 2020.4 Actions to improve the capital efficiency of our legacy business resulted in $3 million lower core earnings in 2021 compared with 2020.

Core earnings by segment is presented in the following table. See Asia, Canada, U.S., and Global WAM sections below.

For the years ended December 31, ($ millions)			% change(1)
	2021	2020	2021 vs 2020
Core earnings by segment
Asia	$2,176	$2,110	10%
Canada	1,179	1,174	–
U.S.	1,936	1,995	4%
Global Wealth and Asset Management	1,406	1,100	33%
Corporate and Other (excluding core investment gains)	(561)	(863)	35%
Core investment gains(2)	400	–	100%
Total core earnings	$6,536	$5,516	26%

(1)	Percentage change in core earnings on a constant exchange rate basis is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(2)	See note (2) in the table below. This item is disclosed under the Office of the Superintendent of Financial Institution’s (“OSFI’s”) Source of Earnings Disclosure (Life Insurance Companies) guideline.

[1]

Percentage growth / declines in core earnings, core general expenses, pre-tax core earnings, assets under management and administration, assets under management, core EBITDA, general expenses, Manulife Bank average net lending assets and Global Wealth and Asset Management revenue are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

[2]	Core investment gains are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
[3]	For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
[4]

Policyholder experience includes gains of $29 million post-tax in 2021 (2020 – gains of $60 million post-tax) from the release of margins on medical policies in Hong Kong that have lapsed for customers who have opted to change their existing policies to the new Voluntary Health Insurance Scheme (“VHIS”) products. These gains did not have a material impact on core earnings as they were mostly offset by new business strain.

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The table below presents 2021 and 2020 net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2021	2020
Core earnings	$6,536	$5,516
Items excluded from core earnings:(1)
Investment-related experience outside of core earnings(2)	1,642	(792)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(817)	932
Direct impact of equity markets and variable annuity guarantee liabilities(3)	289	(228)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(4)	(346)	(1,015)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(228)	2,175
Changes to the ultimate reinvestment rate(5)	(532)	–
Change in actuarial methods and assumptions(6)	(41)	(198)
Restructuring charge(7)	(115)	–
Reinsurance transactions, tax-related items and other(8)	(100)	413
Total items excluded from core earnings	569	355
Net income attributed to shareholders	$7,105	$5,871

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
(2)

In accordance with our definition of core earnings, we include up to $400 million of net favourable investment-related experience reported in a single year, as core investment gains (see “Non-GAAP and Other Financial Measures” below). Items excluded from core earnings include net investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. In 2021, the investment-related experience net gain of $1,642 million reflected higher-than-expected returns (including fair value changes) on ALDA primarily driven by gains on private equity and infrastructure, strong credit experience and the favourable impact of fixed income reinvestment activities. In 2020, the investment-related experience net charge of $792 million reflected lower-than-expected returns (including fair value changes) on ALDA primarily driven by investments in oil & gas and real estate, partially offset by the favourable impact of fixed income reinvestment activities.

(3)

In 2021, the net gain related to equity markets of $289 million included a gain of $1,873 million from gross equity exposure, partially offset by a loss of $1,581 million from dynamic hedge experience and a modest charge of $3 million from macro hedging experience. In 2020, the net charge of $228 million included a charge of $1,641 million from gross equity exposure and a modest charge of $7 million from macro hedging experience, partially offset by a gain of $1,420 million from dynamic hedge experience.

(4)

In 2021, the charge due to fixed income reinvestment rates of $346 million was primarily due to the increase in risk-free interest rates and the overall steepening of the yield curve in U.S. and Canada. In 2020, the charge due to fixed income reinvestment rates of $1,015 million was primarily due to the reduction in risk-free rates and, to a much lesser extent, lower corporate spreads, with spreads for some tenors and ratings being slightly below their respective 2019 levels.

(5)

In June 2021, the Canadian Actuarial Standards Board issued a new promulgation with reductions to the URR and updates to the calibration criteria for stochastic risk-free rates. The updated standard included a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and was effective October 15, 2021. The long-term URR for risk-free rates in Canada is prescribed at 2.9% and we use the same assumption for the U.S. Our assumption for Japan is 1.5%.

(6)	See “Critical Actuarial and Accounting Policies – Review of Actuarial Methods and Assumptions” section below for further information on the 2021 and 2020 charges.
(7)

In 2021, we reported a restructuring charge of $150 million pre-tax ($115 million post-tax) related to actions that are expected to result in recurring annual expense savings of $250 million (pre-tax) by 2023; $100 million (pre-tax) of these savings have been realized in 2021, and $200 (pre-tax) million is expected to emerge in 2022.[1]

(8)

The 2021 net charge of $100 million included a $119 million charge relating to updating the impact of the 2017 U.S. Tax Cuts and Jobs Act and a $37 million charge resulting from a reinsurance transaction in the U.S., partially offset by a $37 million gain related to affiliate reinsurance transactions in Asia and a $19 million gain related to the divestment of our Thailand operation. In 2020, the $413 million gain included the impact of reinsurance transactions in the U.S., Asia and Canada which contributed gains of $262 million, $58 million and $21 million, respectively. In addition, we reported tax benefits of $72 million in 2020 from the U.S. CARES Act, as a result of carrying back net operating losses to prior years, which had higher tax rates.

Net income attributed to shareholders by segment is presented in the following table. See Asia, Canada, U.S., and Global WAM sections below.

For the years ended December 31, ($ millions)	2021	2020	% change(1) 2021 vs 2020
Net income attributed to shareholders by segment
Asia	$3,057	$1,762	73%
Canada	1,354	195	594%
U.S.	2,080	1,269	64%
Global Wealth and Asset Management	1,406	1,100	28%
Corporate and Other	(792)	1,545	–
Total net income attributed to shareholders	$7,105	$5,871	21%

(1)	Percentage change is on an actual exchange rate basis.

Diluted earnings per common share was $3.54 in 2021, compared with $2.93 in 2020. Diluted core earnings per common share was $3.25 in 2021, compared with $2.75 in 2020. The changes in these measures were related to the increase in both net income and core earnings, respectively. The diluted weighted average common shares outstanding was 1,946 million in 2021 and 1,943 million in 2020.

Return on common shareholders’ equity (“ROE”) for 2021 was 14.2%, compared with 11.6% for 2020 and core return on shareholders’ equity (“core ROE”) was 13.0% in 2021 compared with 10.9% in 2020. The increase in 2021 ROE was primarily driven by an increase in common shareholders’ net income and the increase in 2021 core ROE was primarily driven by an increase in common shareholders’ core earnings.

[1]	See “Caution regarding forward-looking statements” above.

12   |  2021 Annual Report  |  Management’s Discussion and Analysis

Expense efficiency ratio was 48.9% for 2021, compared with 52.9% in 2020. The 4.0 percentage point improvement in the ratio compared with 2020 was driven by a 25% increase in pre-tax core earnings1 and a 5% increase in core general expenses1. The 5% increase in core general expenses on a constant exchange rate basis was due to temporary reductions in discretionary and distribution-related expenses in 2020 and the impact of stronger 2021 sales, substantially offset by 2021 efficiency programs.

Total general expenses increased 9% on a constant exchange rate basis due to the items noted above for core general expenses as well as a restructuring charge and the establishment of a legal provision. Total general expenses increased 4% on an actual exchange rate basis reflecting the previously-noted items partially offset by the favourable impact of the strengthening of the Canadian dollar compared with the U.S. dollar.

Business Performance

Business performance

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2021	2020
Asia APE sales	$4,050	$3,869
Canada APE sales	1,227	1,148
U.S. APE sales	788	609
Total APE sales(1)	6,065	5,626
Asia new business value	1,666	1,387
Canada new business value	307	255
U.S. new business value	270	160
Total new business value(1)	2,243	1,802
Global Wealth and Asset Management gross flows ($ billions)(1)	144.7	130.2
Global Wealth and Asset Management net flows ($ billions)(1)	27.9	8.9
Global Wealth and Asset Management assets under management and administration ($ billions)(2),(3)	855.9	753.6
Global Wealth and Asset Management total invested assets ($ billions)(3)	4.5	4.8
Global Wealth and Asset Management segregated funds net assets ($ billions)(3)	252.6	229.8
Total assets under management and administration ($ billions)	1,425.8	1,297.4
Total invested assets ($ billions)	427.1	411.0
Total net segregated funds net assets ($ billions)	399.8	367.4

(1)	For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)

The Global WAM portion of AUMA as at December 31, 2021 was $855.9 billion, an increase of 14%, compared with December 31, 2020, driven by the favourable impact of markets, 2021 net inflows of $27.9 billion, and assets acquired of $1.6 billion. The Global WAM segregated funds net assets were $252.6 billion as at December 31, 2021, an increase of 10%, compared with December 31, 2020 on an actual exchange rate basis driven primarily by the favourable impact of markets partially offset by segregated funds net outflows.

Annualized premium equivalent (“APE”) sales were $6.1 billion in 2021, an increase of 13%2 compared with 2020. In Asia, there continued to be varying degrees of adverse impacts on select markets across the region related to COVID-19. Asia APE sales increased 11% compared with 2020 primarily as a result of strong APE sales in Hong Kong, Singapore, mainland China and Other Emerging Markets3 partially offset by a decline in APE sales in Japan resulting from lower corporate-owned life insurance (“COLI”) product sales. In Hong Kong, APE sales increased 10% compared with 2020, reflecting strong growth in our bank channel, demand from mainland Chinese visitors through our Macau branch, and an expanded agency force. Singapore APE sales increased 51% compared with 2020, reflecting double-digit growth across agency, bank and broker channels. China APE sales increased 12% compared with 2020, primarily reflecting growth in our bank channel. Vietnam APE sales increased 7% compared with 2020, reflecting growth in agency and bank channels, partially offset by the impact of COVID-19 containment measures during the second half of the year. In Other Emerging Markets, APE sales increased 17% compared with 2020, despite the impact of COVID-19 containment measures in 2021. Japan APE sales decreased 26% compared with 2020, driven by lower COLI product sales. In Canada, APE sales increased 7% compared with 2020 primarily driven by increased customer demand for our lower risk segregated fund products and higher individual insurance sales in participating products, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 38% compared with 2020, due to strong international sales, which is reported as a part of the U.S. segment results, and our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health. APE sales of products with the John Hancock Vitality PLUS feature in 2021 increased 34% compared with 2020.

New business value (“NBV”) was $2.2 billion in 2021, an increase of 31% compared with 2020. In Asia, NBV of $1.7 billion increased 27% compared with 2020 driven by higher sales volumes in Hong Kong, Singapore, mainland China, Vietnam and Other Emerging Markets, favourable product mix in Singapore and Vietnam and favourable interest rates and product management actions in Hong Kong; partially offset by a decline in Japan due to lower sales. In Canada, NBV of $307 million increased 20% compared with 2020 primarily due to higher margins in annuities and individual insurance. In the U.S., NBV of $270 million was up 80% compared with 2020 primarily driven by higher sales volumes and improved margins, notably due to higher international sales.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
[2]	Percentage growth / declines in APE sales, gross flows, net flows, and NBV are stated on a constant exchange rate basis.
[3]	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia, and Myanmar.

13

Global WAM gross flows of $144.7 billion increased $14.5 billion or 16% compared with 2020, driven by higher gross flows in Retirement and Retail partially offset by a decline in Institutional Asset Management. See “Global Wealth and Asset Management” section below for further details.

Global WAM net inflows were $27.9 billion in 2021, compared with net inflows of $8.9 billion in 2020. Net inflows in Retail were $29.2 billion in 2021 compared with net inflows of $3.5 billion in 2020, driven by double-digit growth in gross flows across all geographies amid increased investor demand and lower mutual fund redemption rates. Net outflows in Institutional Asset Management were $2.4 billion in 2021 compared with net inflows of $3.8 billion in 2020, driven by a $9.4 billion redemption in Asia in the first quarter of 2021 (“1Q21”), and the non-recurrence of a $6.9 billion sale in Canada in 2020. This was partially offset by the non-recurrence of a $5.0 billion redemption in Europe in 2020, lower redemptions in Asia and the U.S., and higher sales of infrastructure, timberland and real estate mandates. Net inflows in Retirement were $1.1 billion in 2021 compared with net inflows of $1.6 billion in 2020, reflecting the non-recurrence of a large-case plan sale in 2020 and higher member redemptions, partially offset by growth in member contributions.

Assets under Management and Administration (“AUMA”)

AUMA as at December 31, 2021 was $1.4 trillion, an increase of 11%, compared with December 31, 2020, primarily due to the net favourable impact of markets and net inflows. Total invested assets and segregated funds net assets increased 4% and 9%, respectively, on an actual exchange rate basis primarily due to the favourable impact of markets.

Assets under Management and Administration

As at December 31, ($ millions)	2021	2020
Total invested assets	$427,098	$410,977
Segregated funds net assets(1)	399,788	367,436
Mutual funds, institutional asset management and other(1),(2)	411,271	356,335
Total assets under management	1,238,157	1,134,748
Other assets under administration	187,631	162,688
Total assets under management and administration	$1,425,788	$1,297,436

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.
(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Revenue

Revenue includes (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) investment income comprised of income earned on general fund assets, credit experience and realized gains and losses on assets held in the Corporate and Other segment; (iii) fee and other income received for services provided; and (iv) realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on our macro hedging program. Premium equivalents from administrative services only (“ASO”), as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these products, which is included in revenue. Fees generated from deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

In 2021, revenue before realized and unrealized investment gains and losses was $65.8 billion compared with $59.9 billion in 2020. The increase was driven primarily by the non-recurrence of a large ceded premium from the reinsurance of a block of legacy U.S. Bank-Owned Life Insurance (“BOLI”) business in 2020 and higher premiums from in-force business growth.

In 2021, the net realized and unrealized investment losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $4.0 billion compared with gains of $19.0 billion for 2020. The 2021 losses were primarily due to the impact of interest rate increases partially offset by fair value gains in ALDA and higher equity markets. The 2020 gains were primarily due to the impact of interest rate declines and higher equity markets.

See “Impact of Fair Value Accounting” below. Also, see “Profitability” above for additional information on the impact on 2021 net income attributed to shareholders from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities.

14   |  2021 Annual Report  |  Management’s Discussion and Analysis

Revenue

For the years ended December 31, ($ millions)	2021	2020
Gross premiums	$44,344	$41,408
Premiums ceded to reinsurers	(5,279)	(8,491)
Net premium income	39,065	32,917
Investment income	15,627	16,433
Other revenue	11,132	10,591
Revenue before realized and unrealized investment gains and losses	65,824	59,941
Realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	(4,003)	18,967
Total revenue	$61,821	$78,908

(1)

See “Impact of fair value accounting” section below. Also see “Profitability – Items excluded from core earnings” section above for information on direct impact of equity markets and interest rates and variable annuity guarantee liabilities.

Financial Strength

Financial strength metrics

As at and for the years ended December 31, ($ millions, unless otherwise stated)	2021	2020
MLI’s LICAT ratio(1)	142%	149%
Financial leverage ratio	25.8%	26.6%
Consolidated capital(2)	$66,005	$61,064
Book value per common share ($)	$26.78	$25.00
Book value per common share excluding accumulated other comprehensive income ($)	$24.12	$21.74

(1)	This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(2)	This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for MLI was 142% as at December 31, 2021, compared with 149% as at December 31, 2020. The seven percentage point decrease from December 31, 2020 was driven by the impact of market movements primarily from an increase in risk-free interest rates and a narrowing of spreads.

MFC’s financial leverage ratio decreased to 25.8% as at December 31, 2021 from 26.6% as at December 31, 2020, driven by growth in retained earnings, partially offset by net issuance of securities1, a reduction in the carrying value of AFS debt securities, and the unfavourable impact of a stronger Canadian dollar.

Consolidated capital was $66.0 billion as at December 31, 2021 compared with $61.1 billion as at December 31, 2020, an increase of $4.9 billion. The increase was primarily driven by growth in total equity, partially offset by redemption of capital instruments. The increase in total equity is due to higher retained earnings and the net issuance of preferred shares and other equity instruments.

Remittances2 were $4.4 billion in 2021 compared with $1.6 billion in 2020, an increase of $2.8 billion. The increase was primarily due to capital injections made to our Asia operations in 2020 in response to the COVID-19 related decline in interest rates.

Cash and cash equivalents and marketable assets3 was $268.4 billion as at December 31, 2021 compared with $262.9 billion as at December 31, 2020. The increase of $5.5 billion was in line with the growth in value of total invested assets. Refer to “Liquidity Risk Management Strategy” below for more information.

Book value per common share as at December 31, 2021 was $26.78, an increase of 7% compared with $25.00 as at December 31, 2020, and the book value per common share excluding accumulated other comprehensive income (“AOCI”) was $24.12 as at December 31, 2021, an increase of 11% compared with $21.74 as at December 31, 2020. The increase in the book value per common share was primarily driven by an increase in retained earnings and the issuance of other equity instruments, partially offset by a reduction in the carrying value of AFS debt securities. The number of common shares outstanding was 1,943 million as at December 31, 2021 and 1,940 million as at December 31, 2020.

[1]

Net issuance of securities consists of issuance of Limited Recourse Capital Notes (reported as other equity instruments) of $3.2 billion, and redemption of preferred shares of $0.6 billion, long-term debt of $1.3 billion, and capital instruments of $0.8 billion.

[2]	For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
[3]

Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

15

Impact of Fair Value Accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date and the immediately preceding balance sheet date in accordance with the applicable fair value accounting principles is reported as investment-related experience and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income.

We reported $4.0 billion of net realized and unrealized investment losses in investment income in 2021 (2020 – gains of $19.0 billion).

As outlined under “Critical Actuarial and Accounting Policies” below, net insurance contract liabilities under IFRS are determined using Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using the current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Non-GAAP and Other Financial Measures” below.

Public Equity Risk and Interest Rate Risk

At December 31, 2021, excluding impacts from asset-based fees earned on assets under management and policyholder account value, the impact of a 10% decline in equity markets was estimated to be a charge of $570 million and the impact of a 50 basis point decline in interest rates, across all durations and markets, on our earnings was estimated to be a charge of $200 million. See “Risk Management and Risk Factors” below.

Impact of Foreign Exchange Rates

We have worldwide operations, including in Canada, the United States and various markets in Asia, and generate revenues and incur expenses in local currencies in these jurisdictions, all of which are translated into Canadian dollars. The bulk of our exposure to foreign exchange rates is to movements in the U.S. dollar.

Items impacting our Consolidated Statements of Income are translated to Canadian dollars using average exchange rates for the respective quarterly period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purpose. The following table provides the most relevant foreign exchange rates for 2021 and 2020.

Exchange rate	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Average(1)
U.S. dollar	1.2601	1.2602	1.2282	1.2660	1.3030	1.2536	1.3414
Japanese yen	0.0111	0.0114	0.0112	0.0119	0.0125	0.0114	0.0126
Hong Kong dollar	0.1618	0.1620	0.1582	0.1632	0.1681	0.1613	0.1729
Period end
U.S. dollar	1.2678	1.2741	1.2394	1.2575	1.2732	1.2678	1.2732
Japanese yen	0.0110	0.0114	0.0112	0.0114	0.0124	0.0110	0.0124
Hong Kong dollar	0.1626	0.1637	0.1596	0.1618	0.1642	0.1626	0.1642

(1)

Average rates for the quarter are from Bank of Canada which are applied against Consolidated Statements of Income items for each period. Average rate for the full year is a 4-point average of the quarterly average rates.

Net income attributed to shareholders and core earnings from the Company’s foreign operations are translated to Canadian dollars, and in general, our net income attributed to shareholders and core earnings benefit from a weakening Canadian dollar and are adversely affected by a strengthening Canadian dollar. However, in a period of net losses in foreign operations, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations.

Changes in foreign currency exchange rates from 2020 to 2021, primarily due to the strengthening of the Canadian dollar compared with the U.S. dollar, decreased core earnings by approximately $351 million in 2021. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Mosten Litigation Update

In our third quarter of 2018 MD&A, we disclosed developments in the litigation Mosten Investment LP (“Mosten”) brought against the Company in Saskatchewan. The basis of the claims by Mosten has been that life insurers can be compelled to accept unlimited premium payments into certain universal life policies and associated side accounts. In effect, Mosten was seeking to use insurance policies to invest sizeable sums that have no connection to the insurance coverage.

16   |  2021 Annual Report  |  Management’s Discussion and Analysis

On October 4, 2018 Manulife issued a press release regarding certain short-selling activity relating to the Mosten litigation, stating that the short seller’s report was an attempt to profit at the expense of our shareholders. We further stated that we disagree with the conclusions of the report and that we continue to believe that Mosten’s position is legally unfounded as we firmly believe that the consumers purchasing universal life policies, and the insurers issuing these policies, never intended to have the policies function as deposit or securities contracts. On October 29, 2018, the Government of Saskatchewan published new regulations that limit the amount of premiums a life insurer may receive or accept for deposit in certain life insurance policies and associated side accounts. In his March 15, 2019 decision, the trial judge accepted Manulife’s position on the interpretation of the policies, namely that they do not permit making unlimited deposits for investment purposes unrelated to the payment of life insurance premiums. The trial judge also ruled that the 2018 regulations had prospective effect only with respect to new policies issued after the date of the regulation.

In its March 10, 2021 decision, the Saskatchewan Court of Appeal rejected the trial judge’s interpretation of the polices but, ruling in Manulife’s favour, held that the 2018 regulations (and subsequent 2020 regulations) operate prospectively in a manner that prohibits Saskatchewan-licensed insurers from accepting deposits that do not relate to the payment of life insurance premiums, thereby preventing Mosten from using existing or new insurance policies as an investment vehicle. Similar legislation has been enacted by the governments of Ontario, Prince Edward Island, Alberta, New Brunswick, Nova Scotia and Quebec.

On May 10, 2021 Manulife received notice that Mosten has sought leave to appeal the Saskatchewan Court of Appeal’s decision regarding the regulations to the Supreme Court of Canada. Manulife has opposed Mosten’s application for leave to appeal and has also sought conditional leave to cross-appeal the Saskatchewan Court of Appeal’s decision regarding interpretation of the policies to the Supreme Court of Canada. On November 4, 2021 the Supreme Court of Canada dismissed Mosten’s application for leave to appeal with costs, and therefore did not decide Manulife’s conditional application for leave to cross-appeal. With the Supreme Court’s dismissal of Mosten’s application for leave to appeal, we consider this matter closed.

Strategic priorities progress update

Strategy

Our ambition is to be the most digital, customer-centric global company in our industry. The goals for our stakeholders are:

Customers Improve Net Promoter Score (“NPS”) by +30 points and delight customers[1]

Employees Engage our employees — achieve top quartile engagement[2]

Shareholders Deliver top quartile returns[3]

[1]	As compared to a baseline of +1 in 2017, by 2022.
[2]	Top quartile employee engagement compared to global financial services companies and insurance peers by 2022.
[3]

MFC’s Total Shareholder Return was 26th percentile compared with our performance peer group for the five-year period ended December 31, 2021. Please refer to Manulife’s most recent Management Information Circular for more information on our performance peer group.

17

Our mission, strategic priorities and values are summarized below:

Strategic Priorities

Our strategy is underpinned by five strategic priorities. At Manulife’s Investor Day on June 29, 2021, we announced that we have entered a new phase of our strategy, with a greater focus on accelerating growth of our highest potential businesses and a commitment to meaningful metrics to measure our progress through to 2025. We are confident our five strategic priorities remain the right areas of focus to achieve our ambition of being the most digital, customer-centric global company in our industry.

Accelerate Growth – We remain committed to generating two-thirds of core earnings from our highest potential businesses1 by 2022 and will target a 75% contribution by 2025. We also aspire to generate one-half of core earnings from our Asia region (Asia segment and Asia wealth and asset management (“Asia WAM”)) by 2025. Focal areas within this pillar are to:

•	Execute on organic and inorganic growth opportunities in Asia
•	Execute on organic and inorganic growth opportunities in Global WAM
•	Expand our behavioural insurance offering to provide innovative solutions and support positive health for customers
•	Drive new business growth and persistency in group insurance

Digital, Customer Leader – We remain committed to a NPS of +31 by 2022 and will target NPS of +37 by 2025. We also introduced a new metric, straight-through-processing (“STP”)2, which represents customer interactions that are completely digital, and aim to achieve STP of 88% by 2025. Focal areas within this pillar are to:

•	Have brilliant basics and industrialize improvements by harnessing the voice of the customer
•	Build differentiated, market-leading priority customer experiences
•	Extend customer relationships through value-added advice and new services by using open innovation
•	Drive NPS through a globally consistent NPS system

Expense Efficiency – We have already delivered on our original 2022 target of $1 billion in expense efficiencies and achieved an expense efficiency ratio of less than 50% in 2021. We remain focused on driving efficient growth and are committed to consistently achieving an expense efficiency ratio of less than 50% by 2022 and beyond while ensuring scalable growth, outstanding customer experience, and digital ways of working. Focal areas within this pillar are to:

•	Leverage our global scale and operating environment
•	Streamline business processes
•	Eliminate activity not valued by our end customers
•	Continue to sustain a culture of expense efficiency and driving efficient growth

[1]	Highest potential businesses include Asia, Global WAM, Canada group benefits, and behavioural insurance products.
[2]	Straight-through processing includes money movement.

18   |  2021 Annual Report  |  Management’s Discussion and Analysis

Portfolio Optimization – We have surpassed our 2022 target to release $5 billion of capital by 2022. Together with a focus on increasing the core earnings from our highest potential businesses, we will continue to focus on optimizing our legacy businesses in the next phase of our strategy and plan to reduce the combined contributions from long-term care insurance (“LTC”) and variable annuities (“VA”) businesses to less than 15% of core earnings by 2025 through organic optimization. Focal areas within this pillar are to:

•	Deliver capital release from legacy businesses, including legacy annuity businesses, long-term care insurance and select long-duration, guaranteed insurance products.
•	Optimize our portfolio in order to improve our risk profile
•	Optimize our portfolio in order to improve our Return on Equity
•	Create tangible value through in-force management initiatives

High Performing Team – We are committed to enabling a high performing team and maintaining our top quartile employee engagement compared to global financial services and insurance peers. Focal areas within this pillar are to:

•	Drive organizational effectiveness and speed of decision making
•	Deepen Manulife’s diversity, equity, and inclusion
•	Develop our talent with differentiated capabilities
•	Enable a culture of recognition through a global recognition program to reward excellence and promote company values

Our medium-term targets include: core EPS growth of 10% to 12% over the medium term, core ROE of 13% or more, a leverage ratio of 25%, and a common share dividend payout ratio of 30% to 40% of core earnings.

Progress Update

Manulife’s mission – Decisions made easier. Lives made better – guided our business throughout 2021. Our focused efforts produced solid results on our five strategic priorities as noted below.

Strategic priorities	2022 Targets and 2025 Supplemental Goals[1]	2021 Performance	Highlights on our progress
1. Accelerate Growth	• Generate two-thirds of core earnings from highest potential businesses by 2022 and 75% by 2025 • Generate one-half of core earnings from Asia region (Asia segment and Asia WAM) by 2025

•   63% of our core earnings in 2021 were generated from highest potential businesses, compared with 62% in 2020[2]

•   39% of our core earnings in 2021 were generated from Asia region, compared with 41% in 2020[2]

•   Continued to expand the reach of our agency in China as Manulife-Sinochem opened its 15th provincial branch in Shaanxi province

•   Completed the acquisition of Aviva Vietnam and commenced a 16-year bancassurance partnership with VietinBank to better meet the growing financial and insurance needs of the Vietnamese people

•   Surpassed $1 trillion in Global WAM-managed AUMA

•   Continued to show strong momentum in Manulife iFUNDS, Asia Retail’s online investment platform, with a 39% increase in gross flows compared with 2020

•   Secured Alternative Investment Fund Managers license to offer European Union private market funds in our key European markets

•   Continued our expansion of behavioural-based wellness insurance products through our Manulife Vitality program in Canada, “Vitality for All” strategy in the U.S. and ManulifeMOVE in Asia

2. Digital, Customer Leader	• Achieve NPS of +31 points by 2022 and +37 points by 2025, an improvement of +30 and +36 respectively, as compared to a baseline of +1 in 2017 • Achieve straight-through-processing of 88% by 2025	• rNPS[3] score of +21, a 20 point improvement from the 2017 baseline and a 9 point improvement from 2020 • STP of 82%, compared with 81% in 2020

•   Continued use of ePOS in Asia, enabling our agents with faster, error free submissions

•   Completed the iPipeline integration with the JH brokerage eApp. This integration provides our regular distribution partners with access to next-generation sales tools and decreases the overall cycle time for applications submitted

•   Aided by the above initiatives, overall new business applications submitted digitally increased by 15 percentage points in 2021 to 71%

•   Launched Singapore’s first flexible digital retirement plan with DBS Bank

•   Entered into a new digital collaboration with Rewardz to further incentivize customers that are part of our ManulifeMOVE Program to be physically active

•   Became the first Canadian company to use artificial intelligence in underwriting mortgage creditor insurance in our individual insurance business, resulting in auto adjudication of more than $1 billion of face amount in 2021

[1]	See “Caution regarding forward-looking statements” above.
[2]	To provide a consistent basis for year over year comparison, 2020 total company core earnings were normalized to include $400 million of annual core investment gains.
[3]

Relationship Net Promoter Score (“rNPS”). In 2021, we adjusted the weightings in our relationship NPS methodology to more closely align with our focus on our highest potential businesses. This adjustment had no impact on the 2017 NPS baseline of +1 and would have modestly increased the score in 2018, 2019, and 2020.

19

Strategic priorities	2022 Targets and 2025 Supplemental Goals	2021 Performance	Highlights on our progress
3. Expense Efficiency	• Achieve a less than 50% expense efficiency ratio • Deliver $1 billion in expense efficiencies

•   Delivered expense efficiency ratio of 48.9% and achieved the target of less than 50% in 2021. This compares with 52.9% in 2020

•   Achieved expense efficiencies target of $1 billion in 2020, 2 years ahead of schedule

•   Pre-tax core earnings increase of 25% outpaced core general expense growth of 5%

•   Continued to implement automation across the organization to enable scalability of our operations both in terms of capacity and efficiency with lower cost per unit

•   Continued to invest in the consolidation and outsourcing of policy administration systems to make the cost base more variable

•   Achieved annual savings of $100 million in 2021 resulting from restructuring in the first half of 2021

4. Portfolio Optimization	• Release a total of $5 billion in capital from legacy businesses • Reduce core earnings contribution to less than 15% from long-term care insurance and variable annuities businesses by 2025

•   Achieved release of capital target 3 years ahead of schedule

•   Delivered $6.3 billion of cumulative capital benefits, including $0.4 billion in 2021

•   Core earnings contribution of 20% from LTC and VA businesses, compared to 25% in 20201,[2]

•   Entered into an agreement to reinsure over 75% of the U.S. Variable Annuity block, which is estimated to result in a capital release of approximately $2.0 billion[3], reducing risk, and unlocking value from legacy.[4] The transaction closed on February 1, 2022

•   Released $225 million of capital through our annuity guaranteed minimum withdrawal benefit offer program in the U.S.

5. High Performing Team	• Achieve top quartile employee engagement compared to global financial services and insurance peers	• Continued to rank in the top quartile amongst our designated peer group on employee engagement in 2021

•   Ranked in the 86th percentile amongst global financial services and insurance peers on our 2021 employee engagement survey

•   Named a World’s Best Employer by Forbes for the second year in a row

•   Recognized as one of Canada’s Top 100 Employers 2022 by Mediacorp Canada Inc.

[1]	To provide a consistent basis for year over year comparison, 2020 total company core earnings were normalized to include $400 million of annual core investment gains.
[2]	2021 and 2020 total company and U.S. LTC core earnings were normalized to remove estimated gains on U.S. LTC policyholder experience due to COVID-19.
[3]	Projected capital release based on September 30, 2021.
[4]	See “Caution regarding forward-looking statements” above.

20   |  2021 Annual Report  |  Management’s Discussion and Analysis

2. Asia

Our Asia segment is a leading provider of insurance products and insurance-based wealth accumulation products, driven by a customer-centric strategy, leveraging the asset management expertise and products managed by our Global Wealth and Asset Management segment. Present in many of Asia’s largest and fastest growing economies, we are well positioned to capitalize on the attractive underlying demographics of the region, underpinned by a rigorous focus on creating value for our customers, employees and shareholders.

We have insurance operations in 11 markets1: Japan, Hong Kong, Macau, Singapore, mainland China, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar.

We have a diversified multi-channel distribution network, including over 117,000 contracted agents and over 100 bank partnerships. We also work with many independent agents, financial advisors, and brokers. Among our bancassurance partnerships we have exclusive partnerships, including a long-term partnership with DBS Bank across Singapore, Hong Kong, mainland China and Indonesia, and VietinBank in Vietnam, that give us access to over 30 million bank customers.

In 2021, Asia contributed 32%2 of the Company’s core earnings from operating segments and, as at December 31, 2021, accounted for 11%2 of the Company’s assets under management and administration.

Profitability

Asia reported net income attributed to shareholders of $3,057 million in 2021 compared with $1,762 million in 2020. Net income attributed to shareholders is comprised of core earnings, which were $2,176 million in 2021 compared with $2,110 million in 2020, and items excluded from core earnings, which amounted to a net gain of $881 million for 2021 compared with a net charge of $348 million in 2020.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$2,437 million in 2021 compared with US$1,322 million in 2020 and core earnings were US$1,736 million in 2021 compared with US$1,576 million in 2020. Items excluded from core earnings are outlined in the table below and amounted to a net gain of US$701 million in 2021 compared with a net charge of US$254 million in 2020.

Core earnings in 2021 increased 10% compared with 2020, after adjusting for the impact of changes in foreign currency exchange rates. Core earnings increased 17% in Hong Kong, 45% in Singapore and 24% in Vietnam, benefiting from higher new business volumes, favourable product mix, and in-force business growth. Core earnings increased 7% in Japan due to in-force business growth, partially offset by the impact of lower new business volumes. Core earnings decreased 36% in China and 24% in Other Emerging Markets reflecting unfavourable policyholder experience and, in China, unfavourable product mix. Asia was also impacted by lower investment income on allocated capital, which decreased by US$21 million compared with 2020 (see Corporate and Other Segment).

The table below presents net income attributed to shareholders for Asia for 2021 and 2020 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Core earnings	$2,176	$2,110	$1,736	$1,576
Items excluded from core earnings:(1)
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	313	218	251	167
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	169	(583)	133	(433)
Change in actuarial methods and assumptions	343	(41)	273	(32)
Reinsurance transactions, tax-related items and other	56	58	44	44
Total items excluded from core earnings	881	(348)	701	(254)
Net income attributed to shareholders	$3,057	$1,762	$2,437	$1,322

(1)	For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
(2)

The direct impact of markets in 2021 was a gain of US$133 million and included a gain of US$98 million related to fixed income reinvestment rates and a gain of US$35 million related to equity markets and variable annuity guarantee liabilities. The direct impact of markets in 2020 was a charge of US$433 million and included a charge of US$415 million related to fixed income reinvestment rates and a charge of US$18 million related to equity markets and variable annuity guarantee liabilities.

[1]	In 2019, we made the decision to exit Thailand, and we completed the transaction in the first half of 2021.
[2]	This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

21

Business Performance

(all percentages quoted are on a constant exchange rate basis)

APE sales in 2021 were US$3,229 million, representing an increase of 11% compared with 2020. APE sales increased in Hong Kong, Singapore, mainland China, Vietnam and Other Emerging Markets, and declined in Japan. There continued to be varying degrees of adverse impacts on select markets across the region related to COVID-19. In Hong Kong, APE sales in 2021 were US$850 million, a 10% increase compared with 2020, primarily reflecting strong growth in our bank channel, demand from mainland Chinese visitors through our Macau branch, and an expanded agency force. Singapore APE sales in 2021 were US$782 million, a 51% increase compared with 2020, reflecting double-digit growth across agency, bank and broker channels, as domestic demand rebounded from 2020 levels that were impacted by COVID-19 containment measures. China APE sales in 2021 were US$478 million, a 12% increase compared with 2020, reflecting growth in our bank channel. Vietnam APE sales in 2021 were US$375 million, a 7% increase compared with 2020, reflecting growth in agency and bank channels, partially offset by the impact of COVID-19 containment measures during the second half of the year. Other Emerging Markets APE sales in 2021 were US$311 million, a 17% increase compared with 2020, despite the impact of COVID-19 containment measures in 2021. Japan APE sales in 2021 were US$433 million, a decrease of 26% compared with 2020, reflecting lower COLI product sales.

New business value (“NBV”) was US$1,329 million in 2021, an increase of 27% compared with 2020. We experienced higher NBV in Hong Kong, Singapore, mainland China, Vietnam and Other Emerging Markets, partially offset by lower NBV in Japan. In Hong Kong, NBV in 2021 was US$612 million, a 32% increase compared with 2020, reflecting higher sales volumes, favourable interest rates and product management actions. NBV in 2021 was US$260 million in Singapore, and US$180 million in Vietnam, an increase of 75%, and 24%, respectively, compared with 2020. The increase reflects higher sales volumes and favourable product mix. NBV in China was US$122 million in 2021, a 14% increase compared with 2020 primarily due to higher sales volumes. NBV of Other Emerging Markets in 2021 was US$58 million, a 6% increase compared with 2020, reflecting higher sales volumes. Japan NBV in 2021 was US$97 million, a decrease of 25% compared with 2020, reflecting lower APE sales.

The new business value margin (“NBV margin”)1 was 44.9% in 2021, an increase of 6.1 percentage points compared with 2020.

APE Sales and NBV

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Annualized premium equivalent sales	$4,050	$3,869	$3,229	$2,892
New business value	1,666	1,387	1,329	1,037

Assets under Management2

Asia’s assets under management were US$122.0 billion as at December 31, 2021, an increase of US$13.4 billion or 16% compared with December 31, 2020, driven by higher total invested assets and segregated funds net assets due to net customer inflows of US$13.1 billion.

Assets under Management

As at December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Total invested assets	$129,207	$115,430	$101,893	$90,639
Segregated funds net assets	25,505	22,948	20,112	18,016
Total assets under management	$154,712	$138,378	$122,005	$108,655

[1]	For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
[2]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.

22   |  2021 Annual Report  |  Management’s Discussion and Analysis

Revenue

Total revenue of US$23.6 billion in 2021 increased US$2.4 billion compared with 2020. Revenue before net realized and unrealized investment gains and losses increased US$3.8 billion compared with 2020 due to an increase in net premium income. The net premium income increase was primarily driven by the growth of in-force business and new business sales.

Revenue

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Gross premiums	$24,013	$21,592	$19,152	$16,129
Premiums ceded to reinsurers	(1,027)	(1,113)	(819)	(834)
Net premium income	22,986	20,479	18,333	15,295
Investment income	3,207	2,874	2,557	2,145
Other revenue	1,696	1,346	1,353	1,004
Revenue before net realized and unrealized investment gains and losses	27,889	24,699	22,243	18,444
Net realized and unrealized investment gains and losses(1)	1,682	3,756	1,391	2,783
Total revenue	$29,571	$28,455	$23,634	$21,227

(1)	See “Financial Performance – Impact of Fair Value Accounting” above.

Strategic Highlights

Asia continues to be a core driver of growth for Manulife, supported by a clear strategy, a focus on execution, a strong team, and a diversified footprint in 11 markets. Our growth is underpinned by powerful economic secular trends including middle-class emergence, low insurance penetration and an estimated mortality protection gap of more than US$100 trillion by 2030 driving continued demand for financial solutions.

We continued to accelerate growth by expanding and digitizing distribution. In 2021 we:

•

Completed the acquisition of Aviva Vietnam Life Insurance Company Limited (“Aviva Vietnam”) and commenced a 16-year bancassurance partnership with VietinBank, which together provides a full suite of insurance, wealth and retirement solutions to VietinBank customers;

•	Increased the number of contracted agents to over 117,000 and our number of Million Dollar Round Table agents grew by 64% compared with 2020;
•

Continued to expand the reach of our agency force in China with the opening of our newest branch in Shaanxi province. We now operate in 52 cities across 15 provinces, providing access to over 60% of China’s population and which represents over 70% of GDP; and

•	Grew our customer base to approximately 13 million customers and achieved the highest rNPS score in Asia segment’s history.

We continued to enhance our digital capabilities and rolled out numerous key initiatives to advance our strategy to become a digital, customer leader. In 2021:

•

ePOS, our digital onboarding app, is enabling our agents in Asia with faster, error-free submissions with 82% of applications digitally submitted, representing a 22% year-over-year increase. 79% of submitted cases are auto-underwritten;

•

Our enhanced digital claims experience is now live in six markets across Asia. This experience has resulted in faster claims adjudication, automated payments, and significantly decreased turn-around times. 71% of customer claims are submitted digitally and 31% are auto adjudicated;

•

We continued to strengthen our health engagement and behavioural insurance platform, ManulifeMOVE. As of December 31, 2021, we had more than 1.5 million MOVE eligible customers, up 24% compared with 2020; and

•	Asia received two honourable mentions at the 2021 Design Management Institute Design Value Awards for:
•	the redesigned customer websites (the Philippines, Hong Kong and Vietnam); and
•	development of a centralized repository for all digital design assets that has improved the consistency and quality of Manulife’s digital experiences.

23

3. Canada

Our Canada segment is a leading financial services provider, offering insurance products, insurance-based wealth accumulation products and banking services, has an in-force variable annuity business, and leverages the asset management expertise and products managed by our Global Wealth and Asset Management segment. The comprehensive solutions we offer target a broad range of customer needs and foster holistic long-lasting relationships.

We offer financial protection solutions to individuals, families and business owners through a combination of competitive products, professional advice and quality customer service. We provide group life, health and disability insurance solutions to Canadian employers, with approximately 25,000 Canadian businesses and organizations entrusting their employee benefit programs to Manulife’s Group Insurance. We also provide life, health, disability and specialty products, such as mortgage creditor and travel insurance, through advisors, sponsor groups and associations, as well as direct-to-customer. We continue to increase the proportion of products with behavioural insurance features.

Manulife Bank offers flexible debt and cash flow management solutions as part of a customer’s overall financial plan. Products include savings and chequing accounts, guaranteed interest certificates, lines of credit, investment loans, mortgages and other specialized lending programs, offered through financial advisors supported by a broad distribution network.

In 2021, Canada contributed 18% of the Company’s core earnings from operating segments and, as at December 31, 2021, accounted for 11% of the Company’s assets under management and administration.

Profitability

Canada’s full year 2021 net income attributed to shareholders was $1,354 million compared with $195 million in 2020. Net income attributed to shareholders is comprised of core earnings, which was $1,179 million in 2021 compared with $1,174 million in 2020, and items excluded from core earnings, which amounted to a net gain of $175 million for 2021 compared with a net charge of $979 million in 2020. Items excluded from core earnings are outlined in the table below.

The $5 million increase in core earnings was driven by higher in-force earnings across all businesses, non-recurrence of unfavourable travel related policyholder experience in 2020 and higher retail insurance product sales. These items were partially offset by less favourable policyholder experience in retail and group insurance. Canada was also impacted by lower investment income on allocated capital, which decreased by $95 million compared with 2020.

The table below presents net income attributed to shareholders for Canada for 2021 and 2020 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2021	2020
Core earnings	$1,179	$1,174
Items excluded from core earnings:(1)
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	329	(260)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	(89)	(817)
Change in actuarial methods and assumptions	(65)	77
Reinsurance transactions, tax-related items and other	–	21
Total items excluded from core earnings	175	(979)
Net income attributed to shareholders	$1,354	$195

(1)	For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
(2)

The direct impact of markets in 2021 was a charge of $89 million and included a charge of $69 million related to fixed income reinvestment rates and a charge of $321 million related to changes to the URR, partially offset by a gain of $301 million related to the direct impact of equity markets and variable annuity guarantee liabilities. The charge in 2020 related to fixed income reinvestment rates and the direct impact of equity markets and variable annuity guarantee liabilities.

24   |  2021 Annual Report  |  Management’s Discussion and Analysis

Business Performance

APE sales were $1,227 million in 2021, an increase of $79 million or 7% compared with 2020. Individual insurance APE sales in 2021 of $425 million increased $16 million or 4% compared with 2020, driven by higher participating product sales, partially offset by higher large-case Affinity markets sales in 2020. Group insurance APE sales of $442 million in 2021 decreased $51 million or 10% compared with 2020 due to variability in the large-case group insurance market. Annuities APE sales in 2021 of $360 million increased $114 million or 46% compared with 2020 due to increased customer demand for our lower risk segregated funds. We are focused on growth in lower risk segregated fund products, which accounted for 88% of Annuities APE sales in 2021.

Sales

For the years ended December 31, ($ millions)	2021	2020
APE sales	$1,227	$1,148

Manulife Bank average net lending assets1 were $23.1 billion in 2021, up $0.6 billion or 3% compared with 2020, driven by growth in residential mortgages and bank loans.

Assets under Management

Assets under management of $162.0 billion as at December 31, 2021 increased by $2.7 billion or 2% from $159.3 billion at December 31, 2020, due to higher segregated funds net assets, driven by growth in equity markets, partially offset by lower total invested assets, primarily reflecting the unfavourable impact of higher interest rates.

Assets under Management

As at December 31, ($ millions)	2021	2020
Total invested assets	$119,872	$121,657
Segregated funds net assets	42,124	37,650
Total assets under management	$161,996	$159,307

Revenue

Total revenue of $12.4 billion in 2021 decreased $6.3 billion from $18.6 billion in 2020 primarily driven by year-to-date net realized and unrealized investment losses in 2021 compared with gains in the prior year. Revenue before net realized and unrealized investment gains and losses of $15.4 billion in 2021 increased $1.5 billion from $13.9 billion in 2020 due to investment income and growth in premiums.

Revenue

For the years ended December 31, ($ millions)	2021	2020
Gross premiums	$11,251	$10,756
Premiums ceded to reinsurers	(1,690)	(1,589)
Net premium income	9,561	9,167
Investment income	4,495	3,711
Other revenue	1,336	1,013
Revenue before net realized and unrealized investment gains and losses	15,392	13,891
Net realized and unrealized investment gains and losses(1)	(3,026)	4,747
Total revenue	$12,366	$18,638

(1)	See “Financial Performance – Impact of Fair Value Accounting” above.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

25

Strategic Highlights

In 2021, we added innovative customer-centric enhancements across our product shelf to help Canadians focus on improving their health and wellness. We also advanced our digital capabilities across our businesses to stay connected with our clients and strengthen their experience with us. We further executed on our expense reduction strategy to strengthen financial results and improve the risk-return profile. Our Canada segment remains focused on building and fostering holistic long-lasting relationships with our clients by expanding and integrating our insurance, insurance-based wealth accumulation and certain related banking solutions to meet customers’ needs and by leveraging the strength of our group franchise.

We further advanced digital solutions across our businesses. In 2021, we:

•

Became the first Canadian company to use artificial intelligence (“AI”) in underwriting mortgage creditor insurance in our individual insurance business. Since its introduction, one-third of our applications have been approved using AI, resulting in auto adjudication of more than $1 billion of face amount in 2021;

•	Added new features to our website including live-chat and health & dental comparison tools for our prospective affinity clients to better support them in finding the right plan for their needs; and
•	Launched a new online advisor portal across our businesses to improve advisors’ experiences with us.

We continued to offer a differentiated customer experience through our products. In 2021, we:

•	Introduced Personalized Medicine, which provides access to advanced pharmacogenetics to help group benefit members and their health team find the most effective medication for their condition;
•	Expanded our Manulife Vitality program to reward customers who received their COVID-19 vaccine; and
•	Launched the Manulife Vitality HealthyMind reward program to help our individual insurance customers improve their mental and emotional wellbeing.

26   |  2021 Annual Report  |  Management’s Discussion and Analysis

4. U.S.

Our U.S. segment provides a range of life insurance products, insurance-based wealth accumulation products, and has an in-force long-term care insurance business and an in-force annuity business.

The insurance products we offer are designed to provide estate, business and income-protection solutions for high net worth, emerging affluent markets and the middle market, and to leverage the asset management expertise and products managed by our Global Wealth and Asset Management business. Behavioural insurance features are standard on all our new insurance product offerings. The primary distribution channel is licensed financial advisors. We aim to establish lifelong customer relationships that benefit from our holistic protection and wealth product offerings in the future.

Our in-force long-term care insurance policies provide coverage for the cost of long-term services and support.

Our in-force annuity business includes fixed deferred, variable deferred, and payout products.

In 2021, U.S. contributed 29% of the Company’s core earnings from operating segments and, as at December 31, 2021, accounted for 17% of the Company’s assets under management and administration.

Profitability

U.S. reported net income attributed to shareholders of $2,080 million in 2021 compared with $1,269 million in 2020. Net income attributed to shareholders is comprised of core earnings, which was $1,936 million in 2021 compared with $1,995 million in 2020, and items excluded from core earnings, which amounted to a net gain of $144 million in 2021 compared with a net charge of $726 million in 2020. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below and, in addition, the change in core earnings reflected a $136 million unfavourable impact from the weakening of the U.S. dollar compared with the Canadian dollar.

Expressed in U.S. dollars, the functional currency of the segment, 2021 net income attributed to shareholders was US$1,667 million compared with US$987 million in 2020 and core earnings were US$1,544 million in 2021 compared with US$1,485 million in 2020. Items excluded from core earnings are outlined in the table below and amounted to a net gain of US$123 million in 2021 compared with a net charge of US$498 million in 2020.

The US$59 million increase in core earnings was driven by higher new business gains as a result of higher sales and improved margins, lower effective tax rates, and higher Insurance in-force earnings. These items were partially offset by a US$119 million decrease in investment income on allocated capital (see Corporate and Other Segment) and unfavourable policyholder experience. Compared with 2020, unfavourable life insurance policyholder experience was partially offset by favourable annuities policyholder experience and favourable long-term care policyholder experience.

The table below presents net income attributed to shareholders for the U.S. for 2021 and 2020 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Core earnings	$1,936	$1,995	$1,544	$1,485
Items excluded from core earnings:(1)
Investment-related experience related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	1,341	(717)	1,074	(515)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	(727)	30	(578)	46
Change in actuarial methods and assumptions	(314)	(301)	(249)	(226)
Reinsurance transactions, tax-related items and other	(156)	262	(124)	197
Total items excluded from core earnings	144	(726)	123	(498)
Net income (loss) attributed to shareholders	$2,080	$1,269	$1,667	$987

(1)	For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
(2)

The direct impact of markets in 2021 was a charge of US$578 million and included a charge of US$493 million related to fixed income reinvestment rates and a charge of US$85 million related to the direct impact of equity markets and variable annuity guarantee liabilities. The direct impact of markets in 2020 was a gain of US$46 million and included a gain of US$113 million related to fixed income reinvestment rates, partially offset by a charge of US$67 million related to the direct impact of equity markets and variable annuity guarantee liabilities.

27

Business Performance

U.S. APE sales in 2021 of US$628 million increased 38% compared with 2020 across almost all product lines. The increase was due to strong international sales and our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health. APE sales of products with the John Hancock Vitality PLUS feature in 2021 were a record-setting US$295 million, an increase of 34% compared with 2020.

Sales

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
APE sales	$788	$609	$628	$455

Assets under Management

U.S. assets under management of US$192.8 billion as at December 31, 2021 increased 2% from December 31, 2020. The increase in total invested assets and segregated funds net assets was due to the net favourable impact of markets, partially offset by the continued run-off of the annuity business.

Assets under Management

As at December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Total invested assets	$164,830	$162,508	$130,013	$127,638
Segregated funds net assets	79,620	77,053	62,801	60,519
Total assets under management	$244,450	$239,561	$192,814	$188,157

Revenue

Total revenue in 2021 of US$10.7 billion decreased US$6.6 billion compared with 2020. Revenue before net realized and unrealized investment gains and losses was US$12.7 billion, an increase of US$3.1 billion compared with 2020, primarily due to the non-recurrence of the reinsurance of a block of our legacy U.S. BOLI business in 2020 and higher investment income.

Revenue

For the years ended December 31, ($ millions)	Canadian $		US $
	2021	2020	2021	2020
Gross premium income	$8,965	$8,952	$7,151	$6,678
Premiums ceded to reinsurers	(2,594)	(5,821)	(2,069)	(4,355)
Net premium income	6,371	3,131	5,082	2,323
Investment income	7,771	7,029	6,197	5,254
Other revenue	1,824	2,711	1,456	2,025
Revenue before net realized and unrealized investment gains and losses	15,966	12,871	12,735	9,602
Net realized and unrealized investment gains and losses(1)	(2,710)	10,490	(2,010)	7,701
Total revenue	$13,256	$23,361	$10,725	$17,303

(1)	See “Financial Performance – Impact of Fair Value Accounting” above.

Strategic Highlights

At John Hancock, we are focused on building holistic and long-lasting customer relationships by offering innovative products and solutions and making it easier for customers to do business with us. We are focused on growing our insurance business by expanding our product offerings, modernizing the delivery process, and enhancing customer experience. In 2021, we:

•

Experienced sales momentum with sales ahead of the prior year in almost every major category and reported record sales in our international business. We achieved record full year sales of US$295 million, an increase of 34% compared with 2020, from products with the John Hancock Vitality PLUS feature. We believe John Hancock’s Vitality feature is proving to be the right solution for these times as there is a heightened awareness around wellbeing highlighted by COVID-19;

•

Launched a preferred partnership with Allstate, which provides insurance to approximately 15 million customers, to be one of three carrier partners for its more than 11,000 agents and 1,000 life specialists. In time we expect this relationship, enabled by our digital submission capabilities, will drive significant life insurance sales[1]; and

[1]	See “Caution regarding forward-looking statements” above.

28   |  2021 Annual Report  |  Management’s Discussion and Analysis

•

Expanded John Hancock’s Vitality Program to reward program members for: 1) receiving a COVID-19 vaccine, and 2) achieving safe driver status through Allstate’s safe driving program Drivewise®. These rewards provide customers with meaningful and engaging experiences while also helping them understand how their daily choices support their overall well-being and longevity.

We continued to enhance our digital capabilities and are seeing positive results. In 2021, we:

•

Completed the iPipeline integration with the JH brokerage eApp. This integration provides 66% of our regular distribution partners with access to next-generation sales tools and decreases the overall cycle time for applications submitted via this preferred channel by 49% compared with 2020. It also enabled access to over 250 firms, including a new partnership with Allstate and its more than 11,000 agents;

•	Advanced 10 spots to 8th place on J.D. Power’s 2021 U.S. Life Insurance Study for overall customer satisfaction and were highlighted with “most improved website”;
•	Leveraged data analytics to execute a series of pilots to detect fraud in our LTC business; and
•	Continued to achieve operational efficiencies through implementation of enhanced digital capabilities, including:
•	Rationalized our websites to improve our customer and producer experience and optimize for search engines, resulting in a 100% increase in weekly traffic to JohnHancock.com;
•	Provided annuities customers with access to chatbots 24/7, with 96% of chats resulting in successful outcomes and only 4% of customers seamlessly being passed to a customer service representative;
•	Updated the Vitality login experience which reduced call volumes this year by 40%; and
•	Drove customer adoption of digital claims submissions to an increase of 41% compared with 2020.

We continued to make significant progress to optimize our portfolio through both organic and inorganic initiatives and create tangible shareholder value through various in-force management actions. In 2021, we:

•	Completed legacy optimization initiatives that contributed over $2.3 billion of cumulative capital benefits through December 31, 2021;
•

Concluded our Annuity Guaranteed Minimum Withdrawal Benefit offer program which released approximately $225 million of capital in 2021 and $425 million since the start of the program in the fourth quarter of 2019; and

•

Entered into an agreement to reinsure over 75% of the legacy variable annuity block, consisting primarily of policies with guaranteed minimum withdrawal benefits riders. Upon closing, the transaction is estimated to release approximately $2.0 billion of additional capital[1], reflecting approximately $1.3 billion of net LICAT required capital[2], and a one-time after-tax gain of approximately $750 million to net income attributed to shareholders.[3] The transaction closed on February 1, 2022 (see note 6 of the Consolidated Financial Statements).

[1]	Projected capital release based on September 30, 2021.
[2]	100% of the Life Insurance Capital Adequacy Test capital requirement multiplied by the OSFI scalar for the Base Solvency Buffer of 1.05 and grossed up based by an operating range.
[3]	See “Caution regarding forward-looking statements” above.

29

5. Global Wealth and Asset Management

Our Global Wealth and Asset Management segment, branded as Manulife Investment Management (“MIM”), provides investment advice and innovative solutions to retirement, retail, and institutional clients. Our leading capabilities in public and private markets are strengthened by an investment footprint that spans 18 geographies1, including 10 in Asia with 120 years of on-the-ground experience.

In retirement, we provide financial guidance, advice, investment solutions and recordkeeping services to over 8 million plan participants and rollover individuals in North America and Asia while they are in the accumulation phase with their employer, and increasingly as they prepare for their retirement outside their employer’s plan. In North America, our Canadian retirement business focuses on providing retirement solutions through defined contribution plans, and also to group plan members when they retire or leave their plan; and in the United States, we provide employer sponsored retirement plans as well as personal retirement accounts when individuals leave their plan. In Asia, we provide retirement offerings to employers and individuals, including Mandatory Provident Fund (“MPF”) schemes and administration in Hong Kong. Additionally, we provide retirement solutions in several emerging retirement markets in Asia including Indonesia and Malaysia.

We distribute investment funds to retail clients through our own proprietary advice channels in Canada and Asia as well as through intermediaries and banks in North America, Europe and Asia, and offer investment strategies across the world, through affiliated and select unaffiliated asset managers. In Canada, we also provide holistic personal advice to individual clients and investment management, private banking and wealth and estate solutions to high-net-worth clients. Our institutional asset management business provides comprehensive asset management solutions for pension plans, foundations, endowments, financial institutions and other institutional investors worldwide. Our solutions span all major asset classes including equities, fixed income, alternative assets (including real estate, timberland, farmland, private equity/debt, infrastructure, and liquid alternatives). In addition, we offer multi-asset investment solutions covering a broad range of clients’ investment needs.

We are committed to investing responsibly across our businesses. We continue to enhance and develop innovative global frameworks for sustainable investing, and maintain a high standard of stewardship where we own and operate assets.

In 2021, Global WAM contributed 21% of the Company’s core earnings from operating segments and, as at December 31, 2021, represented 60% of the Company’s total assets under management and administration.

Profitability

Global WAM’s 2021 net income attributed to shareholders was $1,406 million compared with $1,100 million in 2020, and core earnings were $1,406 million in 2021 compared with $1,100 million in 2020. Items excluded from core earnings are outlined in the table below and amounted to nil in both 2021 and 2020.

Core earnings increased $306 million or 33% on a constant exchange rate basis reflecting growth in net fee income driven by higher average AUMA, from the favourable impact of markets and net inflows. This increase was partially offset by higher general expenses, mainly from growth in business volumes and other variable expenses. Net income attributed to shareholders increased $306 million in 2021 compared with 2020 driven by the same factors noted above for core earnings.

The table below presents net income attributed to shareholders for the Global WAM segment for 2021 and 2020 consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2021	2020
Core earnings
Retirement	$819	$641
Retail	551	435
Institutional	36	24
Core earnings	1,406	1,100
Items excluded from core earnings:
Reinsurance transactions, tax-related items and other	–	–
Net income attributed to shareholders	$1,406	$1,100

[1]

United States, Canada, Japan, Hong Kong, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, India, the Philippines, England, Ireland, Switzerland, and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, and Chile.

30   |  2021 Annual Report  |  Management’s Discussion and Analysis

In 2021, core EBITDA1 for Global WAM was $2,062 million, $656 million higher than core earnings. In 2020, core EBITDA was $1,676 million, $576 million higher than core earnings. The increase in core EBITDA of $386 million or 28% on a constant exchange rate basis was driven by higher net fee income partially offset by higher general expenses as mentioned above. Core EBITDA margin2 was 31.5% in 2021 compared with 29.2% in 2020. The 230 basis points increase was driven by a combination of higher net fee income, operational benefits from increased scale, and disciplined expense management. Income before income taxes for Global WAM was $1,641 million in 2021, an increase of $369 million compared with 2020, driven by similar factors as noted above for core EBITDA.

Core EBITDA

For the years ended December 31, ($ millions)	2021	2020
Core earnings	$1,406	$1,100
Amortization of deferred acquisition costs and other depreciation	323	319
Amortization of deferred sales commissions	99	85
Core income tax expense (recovery)	234	172
Core EBITDA	$2,062	$1,676
Core EBITDA margin	31.5%	29.2%
Income before income taxes	$1,641	$1,272

Business Performance

Gross Flows and Net Flows

Gross Flows were $144.7 billion in 2021, an increase of 16% compared with 2020. By business line, the results were:

•

Retirement gross flows in 2021 were $50.6 billion, an increase of 8% compared with 2020, with positive contributions from all geographies. The increase in gross flows was driven by growth in member contributions, partially offset by the non-recurrence of a large-case plan sale in 2020.

•

Retail gross flows in 2021 were $78.3 billion, an increase of 41% compared with 2020, reflecting double-digit growth in gross flows across all geographies amid increased investor demand. In the U.S., the increase was driven by strong intermediary sales and higher institutional model allocations. In Asia, the increase was driven by higher gross flows in Japan, China, and Indonesia. In Canada, the increase was driven by higher gross flows in equity and balanced fund products.

•

Institutional Asset Management gross flows in 2021 were $15.7 billion, a decrease of 27% compared with 2020, driven by the non-recurrence of a $6.9 billion sale in Canada in 2020, partially offset by higher sales of infrastructure, timberland and real estate mandates.

Net Inflows were $27.9 billion in 2021, compared with net inflows of $8.9 billion in 2020. By business line, the results were:

•

Retirement net inflows were $1.1 billion in 2021 compared with net inflows of $1.6 billion in 2020, reflecting the non-recurrence of a large-case plan sale in 2020 and higher member redemptions, partially offset by growth in member contributions.

•

Retail net inflows were $29.2 billion in 2021 compared with net inflows of $3.5 billion in 2020, driven by double-digit growth in gross flows across all geographies amid increased investor demand and lower mutual fund redemption rates.

•

Institutional Asset Management net outflows were $2.4 billion in 2021 compared with net inflows of $3.8 billion in 2020, driven by a $9.4 billion redemption in Asia in 1Q21, and the non-recurrence of a $6.9 billion sale in Canada in 2020. This was partially offset by the non-recurrence of a $5.0 billion redemption in Europe in 2020, lower redemptions in Asia and the U.S., and higher sales of infrastructure, timberland, and real estate mandates.

Gross Flows and Net Flows

For the years ended December 31, ($ millions)	2021	2020
Gross flows	$144,681	$130,212
Net flows	27,893	8,919

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.
[2]	This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

31

Assets under Management and Administration

In 2021, AUMA for our wealth and asset management businesses were $855.9 billion, 14% higher compared with December 31, 2020 on a constant exchange rate basis driven by the favourable impact of markets, 2021 net inflows of $27.9 billion, and assets acquired of $1.6 billion. As of December 31, 2021, Global WAM also managed $246.8 billion in assets for the Company’s non-WAM reporting segments. Including those assets, AUMA managed by Global WAM1 was $1,102.7 billion compared with $984.4 billion2 as at December 31, 2020.

Segregated funds net assets were $252.6 billion for December 31, 2021, 10% higher compared with December 30, 2020 on an actual exchange rate basis, driven also by the favourable impact of markets, partially offset by year-to-date segregated fund net outflows. Total invested assets in our general fund form a small portion of Global WAM AUMA.

Changes in Assets under Management and Administration

For the years ended December 31, ($ billions)	2021	2020
Balance January 1,	$754	$681
Acquisitions/Dispositions	2	1
Net flows	28	9
Impact of markets and other	72	63
Balance December 31,	$856	$754
Average assets under management and administration	$798	$698

Assets under Management and Administration

As at December 31, ($ billions)	2021	2020
Total invested assets	$4	$5
Segregated funds net assets(1)	253	230
Mutual funds, institutional asset management and other(1),(2)	411	356
Total assets under management	668	591
Other assets under administration	188	163
Total assets under management and administration	$856	$754

(1)	Segregated funds net assets are comprised of Retirement AUM, consisting primarily of fee-based products with little or no guarantees.
(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Revenue

Total revenue in 2021 of $6.5 billion increased 19% compared with 2020, driven by growth in fee income from higher average AUMA.

Revenue

As at December 31, ($ millions)	2021	2020
Fee income	$6,513	$5,710
Investment income	28	39
Total revenue	$6,541	$5,749

Strategic Highlights

Leveraging our integrated business model and global scale; we have a clear strategy to pursue high-growth opportunities in the most attractive markets globally through our three business lines: Retirement, Retail and Institutional Asset Management. Our strategy includes being a global retirement leader by supporting financial wellness; expanding our presence in retail distribution platforms across the globe; leveraging a multi-manager model; and providing differentiated institutional active asset management capabilities across high performing equity and fixed income strategies, outcome-oriented solutions and alternative assets.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below.
[2]

Effective January 1, 2021, Manulife’s AUMA managed by Global WAM includes certain private equity, private credit and infrastructure asset classes. Total AUMA managed by Global WAM as at December 31, 2020 has been restated for comparability.

32   |  2021 Annual Report  |  Management’s Discussion and Analysis

We executed on a number of initiatives to accelerate growth in our franchise. In 2021, we:

•

Achieved assets under management and administration of more than $1 trillion, reflecting our track record of positive net flows and strong investment performance[1], as well as growth in assets managed on behalf of the Company’s other segments;

•

Expanded our sustainable investing products with the launch of investment strategies in Sustainable Asia Bond, Global Climate, and ESG Asian Multi-Asset Income. Additionally, Manulife Investment Management was accepted as a signatory to the UK Stewardship Code, which is recognized globally as a best practice benchmark in investment stewardship. Nearly 200 asset managers, pension funds and others applied but only 123 were accepted after a rigorous review by the Financial Reporting Council[2];

•

Secured an Alternative Investment Fund Managers (“AIFM”) license to offer European Union (“EU”) private market funds in our key European markets, positioning us to drive the expansion and offering of our private market investment capabilities within the EU;

•

Broadened our Global Retirement financial wellness offering through increased access to managed accounts in the U.S., expansion of our PlanRight advice platform in Canada, and enhancement of our Hong Kong Worksite Marketing program to allow individual members to register for public virtual education sessions;

•

Continued to build out our Private Markets business with the successful fundraising of the Manulife Infrastructure Fund II, L.P. of approximately $6 billion, and our second private equity co-investment fund, Manulife Co-Investment Partners II, L.P., of nearly $1 billion with commitments from both third-party investors and Manulife’s general account; and

•

Expanded our retail product line-up beyond traditional mutual funds with new actively managed Exchange Traded Funds in both Canada and the U.S. and furthered Separately Managed Accounts offerings in the U.S., with each category generating over $1 billion in net inflows in 2021.

We continue to make progress on our digital customer leader strategy.

•

Cogent Syndicated Study recognized our U.S. Retirement defined contribution plan participant website for earning a 77% customer satisfaction rating for online capabilities – the second-highest rating among 24 plan provider sites;

•

In U.S. Retirement, we launched a mobile app to encourage participants to sign up for plans, view account details, make changes, access financial tools and receive personal financial guidance. Since the launch in July, we have surpassed 150,000 unique users;

•

In Asia Retail, our online investment platform, Manulife iFUNDS, continues to show strong momentum in 2021 compared with 2020, with a 39% increase in sales and a 29% increase in new accounts opened, and a 198% increase in monthly investment plans;

•

In U.S. Retirement, 88% of plan enrollees adopted our new digital express enrollment capability, that delivers a simple, fast, and seamless way to enroll in their plan and benefit from access to personalized guidance. This resulted in an 11% increase in participation and six times the managed accounts conversion rate when compared to the previous enrollment process; and

•	We launched a new customized, digital dashboard globally for institutional clients and prospects. These enhancements represent a leap forward in creating a better user experience.

[1]

Investment performance for the 3- and 5-year period ending December 31, 2021 reflects 74% and 78%, respectively, of assets outperforming their peers or their respective index, and is based on assets under management of $629 billion. The $629 billion represents Global WAM managed AUMA excluding 3rd party products, liability-driven invested assets, Private Markets strategies, and passive strategies, as well as certain assets managed on behalf of the Company’s other segments and select Retirement assets in Canada.

[2]	The Financial Reporting Council regulates auditors, accountants and actuaries, and sets the UK’s Corporate Governance and Stewardship Code. It promotes transparency and integrity in business.

33

6. Corporate and Other

Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our P&C Reinsurance business; as well as our run-off reinsurance operation, including variable annuities and accident and health.

For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Non-GAAP and Other Financial Measures” below). In each of the operating segments, we report all investment-related experience in items excluded from core earnings.

Profitability

Corporate and Other reported a net loss attributed to shareholders of $792 million in 2021 compared with net income attributed to shareholders of $1,545 million in 2020. Net income (loss) attributed to shareholders was comprised of core loss and items excluded from core loss. Core loss was $161 million in 2021 compared with a core loss of $863 million in 2020. Items excluded from core loss amounted to a net loss of $631 million in 2021 compared with a net gain of $2,408 million in 2020.

The favourable variance in the year-to-date core loss of $702 million was primarily attributable to $400 million of core investment gains in 2021 compared with nil in the same period of 2020, lower interest on allocated capital to operating segments of $309 million in 2021, higher net gains from AFS equities and seed money investments in 2021 compared with prior year and lower interest on external debt. These gains were partially offset by P&C Reinsurance provisions and lower yields on fixed income investments.

Items excluded from the year-to-date core loss were a net loss of $631 million in 2021 compared with a net gain of $2,408 million in 2020. The unfavourable variance was primarily driven by large gains on the sale of AFS bonds in 2020 compared with losses in 2021.

The items excluded from core earnings are outlined below.

The table below presents net income (loss) attributed to shareholders for Corporate and Other for 2021 and 2020 consisting of core loss and items excluded from core loss.

For the years ended December 31, ($ millions)	2021	2020
Core loss excluding core investment gains	$(561)	$(863)
Core investment gains	400	–
Total core loss	(161)	(863)
Items excluded from core loss:(1)
Direct impact of equity markets and interest rates(2)	(170)	2,302
Changes in actuarial methods and assumptions	(5)	67
Investment-related experience related to mark-to-market items(3)	59	(33)
Reclassification to core investment gains above	(400)	–
Restructuring charge(4)	(115)	–
Reinsurance transactions, tax-related items and other(5)	–	72
Total items excluded from core loss	(631)	2,408
Net income (loss) attributed to shareholders	$(792)	$1,545

(1)	For explanations of items excluded from core earnings, see “Items excluded from core earnings” table in the total Company “Profitability” section above.
(2)

The direct impact of markets in 2021 included losses of $228 million related to the sale of AFS bonds and losses on derivatives, partially offset by gains in fixed income investments supporting a portion of the capital in Asia that are classified as fair value through profit and loss. The direct impact of markets in 2020 included gains of $2,175 million related to the sale of AFS bonds. Other gains of $127 million in 2020 were mostly from fixed income investments supporting a portion of the capital in Asia that are classified as fair value through profit and loss.

(3)	Investment-related experience includes mark-to-market gains or losses on ALDA other than gains on AFS equities and seed money investments in new segregated or mutual funds.
(4)	Please see “Manulife Financial Corporation – Profitability” above for explanation of the restructuring charge.
(5)	In 2020, we reported tax benefits from the U.S. CARES Act, as a result of carrying back net operating losses to prior years, which had higher tax rates.

Revenue

Revenue of $87 million in 2021 decreased $2,618 million compared with $2,705 million in 2020 largely due to realized losses on AFS bonds and losses on derivative positions in 2021 compared with gains in the same period of 2020, and lower yield on fixed income investments, partially offset by higher net gains from AFS equities and seed money investments in 2021 compared to prior year and lower interest on allocated capital.

34   |  2021 Annual Report  |  Management’s Discussion and Analysis

Revenue

For the years ended December 31, ($ millions)	2021	2020
Net premium income	$147	$140
Investment income (loss)	113	2,830
Other revenue(1)	(237)	(189)
Revenue before net realized and unrealized investment gains and losses and on the macro hedge program	23	2,781
Net realized and unrealized investment gains and losses(2) and on the macro hedge program	64	(76)
Total revenue	$87	$2,705

(1)

Includes a consolidation adjustment related to asset management fees earned by Manulife Investment Management from affiliated business (the offset to the consolidation adjustment is investment expense).

(2)	See “Manulife Financial Corporation – Impact of Fair Value Accounting” above.

Strategic Highlights

Our P&C Reinsurance business provides substantial retrocessional capacity for a very select clientele in the property and casualty reinsurance market. The business is largely non-correlated to Manulife’s other businesses and helps diversify our overall business mix. We manage the risk exposure of this business in relation to the total Company balance sheet risk and volatility as well as the prevailing market pricing conditions. The business is renewable annually, and we currently estimate our exposure limit in 2022 for a single event to be approximately US$300 million (net of reinstatement premiums) and for multiple events to be approximately US$600 million (net of all premiums).1

[1]	See “Caution regarding forward-looking statements” above.

35

7. Investments

Our investment philosophy for the General Fund is to invest in an asset mix that optimizes our risk adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets, including a variety of alternative long-duration asset classes. Our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined approach across all asset classes, and we do not chase yield in the riskier end of the fixed income or alternative asset market. Our risk management strategy is outlined in the “Risk Management and Risk Factors” section below.

General Fund Assets

As at December 31, 2021, our General Fund invested assets totaled $427.1 billion compared with $411.0 billion at the end of 2020. The following table shows the asset class composition as at December 31, 2021 and December 31, 2020.

	2021			2020
As at December 31, ($ billions)	Carrying value	% of total	Fair value	Carrying value	% of total	Fair value
Cash and short-term securities	$22.6	5	$22.6	$26.2	6	$26.2
Debt Securities and Private Placement Debt
Government bonds	79.7	19	79.7	80.8	20	80.8
Corporate bonds	141.6	33	141.6	134.8	33	134.8
Securitized/asset-backed securities	2.9	1	2.9	3.1	1	3.1
Private placement debt	42.8	10	47.3	40.8	10	47.9
Mortgages	52.0	12	54.1	50.2	12	54.2
Policy loans and loans to bank clients	8.9	2	8.9	8.4	2	8.4
Public equities(1)	28.1	7	28.1	23.7	6	23.7
Alternative Long-Duration Assets (“ALDA”)
Real Estate	13.2	3	14.4	12.8	3	14.0
Infrastructure	9.8	2	10.0	9.1	2	9.4
Timberland and Farmland	5.3	1	5.7	4.8	1	5.4
Private Equity	11.6	3	11.6	8.0	2	8.0
Oil & Gas	1.9	0	1.9	2.3	1	2.3
Other ALDA	2.6	1	2.6	2.0	0	2.0
Leveraged Leases and Other	4.1	1	4.1	4.0	1	4.0
Total general fund invested assets	$427.1	100	$435.5	$411.0	100	$424.2

(1)	Includes $5 million of public equities as of December 31, 2021 that are managed in conjunction with our alternative long-duration asset strategy.

The carrying values for invested assets are generally equal to their fair values, however, mortgages and private placement debt are carried at amortized cost; loans to bank clients are carried at unpaid principal balances less allowance for credit losses; real estate held for own use is carried at cost less accumulated depreciation and any accumulated impairment losses; and private equity investments, including power and infrastructure, oil and gas, and timber, are accounted for as associates using the equity method, or at fair value. Certain government and corporate bonds and public equities are classified as AFS, with the remaining classified as “fair value through profit or loss”.

As at December 31, 2021, the carrying value of renewable energy assets, including energy efficiency projects, was $13.1 billion (2020 – $13.7 billion).

Shareholders’ accumulated other comprehensive pre-tax income (loss) at December 31, 2021 consisted of a $873 million gain for bonds (2020 – gain of $2,056 million) and a $288 million gain for public equities (2020 – gain of $255 million). Included in the $873 million gain for bonds was a $293 million loss related to the fair value hedge basis adjustments on AFS bonds (2020 – loss of $317 million).

Debt Securities and Private Placement Debt

We manage our high-quality fixed income portfolio to optimize yield and quality while ensuring that asset portfolios remain diversified by sector, industry, issuer, and geography. As at December 31, 2021, our fixed income portfolio of $267.0 billion (2020 – $259.5 billion) was 97% investment grade (rated BBB or better) and 72% was rated A or higher (2020 – 97% and 73%, respectively). Our private placement debt holdings provide diversification benefits (issuer, industry, and geography) and, because they often have stronger protective covenants and collateral than debt securities, they typically provide better credit protection and potentially higher recoveries in the event of default. Geographically, 23% is invested in Canada (2020 – 25%), 49% is invested in the U.S. (2020 – 47%), 4% is invested in Europe (2020 – 4%) and the remaining 24% is invested in Asia and other geographic areas (2020 – 24%).

36   |  2021 Annual Report  |  Management’s Discussion and Analysis

Debt Securities and Private Placement Debt – by Credit Quality(1)

	2021				2020
As at December 31, ($ billions)	Debt securities	Private placement debt	Total	% of Total	Debt securities	Private placement debt	Total	% of Total
AAA	$40.1	$1.0	$41.1	15	$40.7	$1.1	$41.8	16
AA	39.6	5.7	45.3	17	37.1	4.8	41.9	16
A	90.0	16.2	106.2	40	89.4	15.6	105.0	41
BBB	49.4	16.2	65.6	25	47.2	15.8	63.0	24
BB	3.7	1.1	4.8	2	3.0	1.2	4.2	2
B & lower, and unrated	1.4	2.6	4.0	1	1.3	2.3	3.6	1
Total carrying value	$224.2	$42.8	$267.0	100	$218.7	$40.8	$259.5	100

(1)

Reflects credit quality ratings as assigned by Nationally Recognized Statistical Rating Organizations (“NRSRO”) using the following priority sequence order: S&P Global Ratings (“S&P”), Moody’s Investors Services (“Moody’s”), DBRS Limited and its affiliated entities (“DBRS Morningstar”), Fitch Ratings Inc. (“Fitch”), Rating and Investment information, and Japan Credit Rating. For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings as described in the “Risk Management and Risk Factors” section below.

Debt Securities and Private Placement Debt – by Sector

As at December 31, (Per cent of carrying value, unless otherwise stated)	2021			2020
	Debt securities	Private placement debt	Total	Debt securities	Private placement debt	Total
Government and agency	35	11	32	37	12	33
Utilities	14	38	18	15	39	18
Financial	15	10	15	15	8	14
Industrial	9	12	9	8	12	9
Consumer (non-cyclical)	8	14	9	7	14	8
Energy – Oil & Gas	8	5	7	8	5	8
Energy – Other	0	1	0	0	1	0
Consumer (cyclical)	3	6	3	3	6	3
Securitized (MBS/ABS)	1	1	1	1	1	1
Telecommunications	2	0	2	2	0	2
Basic materials	2	2	2	2	2	2
Technology	2	0	1	1	0	1
Media and internet and other	1	0	1	1	0	1
Total per cent	100	100	100	100	100	100
Total carrying value ($ billions)	$224.2	$42.8	$267.0	$218.7	$40.8	$259.5

As at December 31, 2021, gross unrealized losses on our fixed income holdings were $1.6 billion or 0.6% of the amortized cost of these holdings (2020 – $0.6 billion or 0.3%). Of this amount, $11 million (2020 – $16 million) related to debt securities trading below 80% of amortized cost for more than 6 months. Securitized assets represented $2 million of the gross unrealized losses and none of the amounts trade below amortized cost for more than 6 months (2020 – $10 million and none, respectively). After adjusting for debt securities supporting participating policyholder and pass-through products and the provisions for credit included in the insurance and investment contract liabilities, the potential impact to shareholders’ pre-tax earnings for debt securities trading at less than 80% of amortized cost for greater than 6 months was approximately $7 million as at December 31, 2021 (2020 – $14 million).

Mortgages

As at December 31, 2021, our mortgage portfolio of $52.0 billion represented 12% of invested assets (2020 – $50.2 billion and 12%, respectively). Geographically, 66% of the portfolio is invested in Canada (2020 – 65%) and 34% is invested in the U.S. (2020 – 35%). The overall portfolio is also diversified by geographic region, property type, and borrower. Of the total mortgage portfolio, 14% is insured (2020 – 14%), primarily by the Canada Mortgage and Housing Corporation (“CMHC”) – Canada’s AAA rated government-backed national housing agency, with 35% of residential mortgages insured (2020 – 31%) and 2% of commercial mortgages insured (2020 – 2%).

37

As at December 31, ($ billions)	2021		2020
	Carrying value	% of total	Carrying value	% of total
Commercial
Retail	$8.8	17	$8.6	17
Office	8.7	17	8.7	17
Multi-family residential	7.0	13	5.8	11
Industrial	3.6	7	2.9	6
Other commercial	3.0	6	3.5	7
	31.1	60	29.5	58
Other mortgages
Manulife Bank single-family residential	20.5	39	20.4	41
Agricultural	0.4	1	0.3	1
Total mortgages	$52.0	100	$50.2	100

Our commercial mortgage loans are originated with a hold-for-investment philosophy. They have low loan-to-value ratios, high debt-service coverage ratios, and as at December 31, 2021 there were no loans in arrears. Geographically, of the total commercial mortgage loans, 44% are in Canada and 56% are in the U.S. (2020 – 42% and 58%, respectively). We are diversified by property type and largely avoid risky market segments such as hotels, construction loans, and second liens.

Non-CMHC Insured Commercial Mortgages(1)

	2021		2020
As at December 31,	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio(2)	61%	57%	62%	58%
Debt-Service Coverage ratio(2)	1.56x	1.87x	1.46x	1.83x
Average duration (years)	4.6	6.8	4.9	6.8
Average loan size ($ millions)	$19.4	$19.0	$17.9	$18.9
Loans in arrears(3)	0.00%	0.00%	0.00%	0.00%

(1)	Excludes Manulife Bank commercial mortgage loans of $393 million (2020 – $407 million).
(2)	Loan-to-Value and Debt-Service Coverage are based on re-underwritten cash flows.
(3)	Arrears defined as over 90 days past due in Canada and over 60 days past due in the U.S.

Public Equities

As at December 31, 2021, public equity holdings of $28.1 billion represented 7% (2020 – $23.7 billion and 6%) of invested assets and, when excluding assets supporting participating policyholder and pass-through products, represented 1% (2020 – 1%) of invested assets. The portfolio is diversified by industry sector and issuer. Geographically, 28% (2020 – 27%) is held in Canada; 37% (2020 – 36%) is held in the U.S.; and the remaining 35% (2020 – 37%) is held in Asia, Europe, and other geographic areas.

Public Equities – classified by type of product-line supported

As at December 31, ($ billions)	2021		2020
	Carrying value	% of total	Carrying value	% of total
Participating Policyholders	$14.7	52	$12.3	52
Non-participating products and pass-through products	9.6	34	8.2	34
Corporate and Other segment(1)	3.8	14	3.2	14
Total public equities(2)	$28.1	100	$23.7	100

(1)	Includes $2.5 billion of AFS equities and $1.4 billion of seed money investments in new segregated and mutual funds.
(2)	Includes $5 million of public equities that are managed in conjunction with our alternative long-duration asset strategy.

Alternative Long-Duration Assets (“ALDA”)

Our ALDA portfolio is comprised of a diverse range of asset classes with varying degrees of correlations. The portfolio typically consists of private assets representing investments in varied sectors of the economy which act as a natural hedge against future inflation and serve as an alternative source of asset supply to long-term corporate bonds. In addition to being a suitable match for our long-duration liabilities, these assets provide enhanced long-term yields and diversification relative to traditional fixed income markets. The vast majority of our ALDA are managed in-house.

As at December 31, 2021, carrying value of ALDA of $44.4 billion represented 10% (2020 – $39.0 billion and 9%) of invested assets. The fair value of total ALDA was $46.3 billion at December 31, 2021 (2020 – $41.0 billion). The carrying value and corresponding fair value by sector and/or asset type are outlined above (see table in the section “General Fund Assets”).

38   |  2021 Annual Report  |  Management’s Discussion and Analysis

Real Estate

Our real estate portfolio is diversified by geographic region; of the total fair value of this portfolio, 42% is located in the U.S., 42% in Canada, and 16% in Asia as at December 31, 2021 (2020 – 40%, 43%, and 17%, respectively). This high-quality portfolio has virtually no leverage and is primarily invested in premium urban office towers, concentrated in cities with stable growth, and highly diverse economies, in North America and Asia. The portfolio is well positioned with an average occupancy rate of 90% (2020 – 92%) and an average lease term of 5.5 years (2020 – 6.2 years). During 2021, we executed 2 acquisitions representing $0.03 billion market value of commercial real estate assets (2020 – 5 acquisitions and $0.3 billion, respectively). As part of ongoing portfolio management initiatives, 4 commercial real estate assets totaling $0.4 billion were sold during 2021.

The composition of our real estate portfolio based on fair value is as follows:

As at December 31, ($ billions)	2021		2020
	Fair value	% of total	Fair value	% of total
Company Own-Use	$3.0	21	$3.0	21
Office – Downtown	4.8	33	5.3	38
Office – Suburban	1.4	10	1.5	11
Industrial	2.2	15	1.6	11
Residential	1.9	13	1.9	14
Retail	0.4	3	0.4	3
Other	0.7	5	0.3	2
Total real estate(1)	$14.4	100	$14.0	100

(1)	These figures represent the fair value of the real estate portfolio. The carrying value of the portfolio was $13.2 billion and $12.8 billion at December 31, 2021 and December 31, 2020, respectively.

Infrastructure

We invest both directly and through funds in a variety of industry specific asset classes, listed below. The portfolio is well-diversified with over 500 portfolio companies. The portfolio is predominately invested in the U.S. and Canada, but also in the United Kingdom, Western Europe, Latin America, and Australia. Our power and infrastructure holdings are as follows:

As at December 31, ($ billions)	2021		2020
	Carrying value	% of total	Carrying value	% of total
Power generation	$3.9	40	$4.1	45
Transportation (including roads, ports)	2.7	27	2.5	27
Electric and gas regulated utilities	0.4	5	0.4	5
Electricity transmission	0.1	1	0.1	1
Water distribution	0.2	2	0.1	1
Midstream gas infrastructure	0.7	7	0.6	7
Maintenance service, efficiency and social infrastructure	0.2	2	0.2	2
Telecommunications/Tower	1.5	15	1.0	11
Other infrastructure	0.1	1	0.1	1
Total infrastructure	$9.8	100	$9.1	100

Timberland & Farmland

Our timberland and farmland assets are managed by a proprietary entity, Manulife Investment Management Timberland and Agriculture (“MIM Timberland and Agriculture”). In addition to being the world’s largest timberland investment manager for institutional investors1, with timberland properties in the U.S., New Zealand, Australia, Chile, Brazil, and Canada, MIM Timberland and Agriculture also manages farmland properties in the U.S., Australia, Chile and Canada. The General Fund’s timberland portfolio comprised 22% of MIM Timberland and Agriculture’s total timberland assets under management (“AUM”) (2020 – 23%). The farmland portfolio includes annual (row) crops, fruit crops, wine grapes, and nut crops. The General Fund’s holdings comprised 41% of MIM Timberland and Agriculture’s total farmland AUM (2020 – 42%).

Private Equities

Our private equity portfolio of $11.6 billion (2020 – $8.0 billion) includes both directly held private equity and private equity funds. Both are diversified across vintage years and industry sectors.

[1]	Based on the global timber investment management organization ranking in the RISI International Timberland Ownership and Investment Database.

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Oil & Gas

This category is comprised of $1.9 billion (2020 – $2.3 billion) in various oil and gas private equity interests which are a combination of both producing and mid-streaming assets. The $2.3 billion in 2020 included $0.6 billion in NAL Resources, a subsidiary, which was sold on January 4, 2021.

Investment Income

For the years ended December 31, ($ millions, unless otherwise stated)	2021	2020
Interest income	$11,517	$11,813
Dividend, rental and other income(1)	4,180	2,458
(Impairments)/Recoveries	15	(703)
Other, including gains and losses on sale of AFS debt securities	(85)	2,865
Investment income before realized and unrealized gains on assets supporting insurance and investment contract liabilities and on macro equity hedges	15,627	16,433
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	(5,585)	10,748
Public equities	3,220	1,917
Mortgages and private placements	403	39
Alternative long-duration assets and other investments	3,772	(214)
Derivatives, including macro equity hedging program	(5,813)	6,477
	(4,003)	18,967
Total investment income	$11,624	$35,400

(1)	Rental income from investment properties is net of direct operating expenses.

In 2021, the $11.6 billion of investment income (2020 – $35.4 billion) consisted of:

•	$15.6 billion of investment income before net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on macro equity hedges (2020 – $16.4 billion); and
•	$4.0 billion of net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on macro equity hedges (2020 – gains of $19.0 billion).

The $0.8 billion decrease in net investment income before unrealized and realized losses was due to losses of $0.1 billion, mainly from the sale of AFS bonds (compared with $2.9 billion gains in 2020); partially offset by an increase of $2.0 billion in other investments mainly due to higher income in private equities.

In 2021, net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedge program were $4.0 billion compared with gains of $19.0 billion for 2020. The 2021 losses were primarily due to the impact of interest rate increases partially offset by fair value gains in ALDA and higher equity markets. The 2020 gains were primarily due to the impact of interest rate declines and higher equity markets.

Fair value accounting policies affect the measurement of both our assets and our liabilities. Refer to “Financial Performance” above.

40   |  2021 Annual Report  |  Management’s Discussion and Analysis

8. Fourth Quarter Financial Highlights

Profitability

As at and for the quarters ended December 31, ($ millions, unless otherwise stated)	2021	2020
Profitability:
Net income attributed to shareholders	$2,084	$1,780
Core earnings(1)	$1,708	$1,474
Diluted earnings per common share ($)	$1.03	$0.89
Diluted core earnings per common share ($)	$0.84	$0.74
Return on common shareholders’ equity (“ROE”)	15.6%	14.1%
Core ROE	12.7%	11.6%

(1)	Impact of currency movement on the fourth quarter of 2021 (“4Q21”) core earnings compared with the fourth quarter of 2020 (“4Q20”) was a $53 million unfavourable variance.

Manulife’s 4Q21 net income attributed to shareholders was $2,084 million compared with $1,780 million in 4Q20. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,708 million in 4Q21 compared with $1,474 million in 4Q20, and items excluded from core earnings, which amounted to a net gain of $376 million in 4Q21 compared with a net gain of $306 million in 4Q20. Net income attributed to shareholders in 4Q21 increased compared with 4Q20 driven by growth in core earnings and gains from fixed income reinvestment rates assumed in the valuation of policy liabilities, a component of the direct impact of markets, compared with losses in 4Q20. Fixed income reinvestment rate gains were driven by the flattening of the yield curve in Canada and the U.S. and, to a lesser extent, widening corporate spreads in the U.S. These items were partially offset by lower investment-related experience gains in 4Q21. Investment-related experience in 4Q21 reflected higher-than-expected returns (including fair value changes) on ALDA primarily driven by gains on private equity and infrastructure as well as strong credit experience, partially offset by the unfavourable impact of the acquisition of treasuries, which is a component of fixed income reinvestment activities.

The $234 million or 20% increase in core earnings compared with 4Q20 was driven by the recognition of core investment gains in 2021 (compared with nil core investment gains in 4Q20), higher net fee income from higher average AUMA in Global WAM, which benefitted from the favourable impact of markets and net inflows, higher new business gains in the U.S. and Canada, and a decrease in Corporate and Other core losses which benefitted from a lower cost of debt and higher investment income partially offset by lower net gains on seed money investments in new segregated and mutual funds, and in-force business growth in Asia and Canada. These items were partially offset by unfavourable policyholder experience. 4Q21 core earnings included a net charge of $97 million ($120 million pre-tax) related to policyholder insurance and annuity experience compared with a net charge of $27 million ($40 million pre-tax) in 4Q20.1

Core earnings by segment is presented in the table below for the periods presented.

For the quarters ended December 31, ($ millions)	2021	2020
Core earnings
Asia	$547	$571
Canada	286	316
U.S.	467	479
Global Wealth and Asset Management	387	304
Corporate and Other (excluding core investment gains)	(79)	(196)
Core investment gains	100	–
Core earnings	$1,708	$1,474

In Asia, core earnings were $547 million in 4Q21 compared with $571 million in 4Q20, in line with 4Q20 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings driven by in-force business growth was offset by unfavourable policyholder experience, which included modest COVID-19 related claims losses, and lower new business gains. An increase in Hong Kong new business gains was more than offset by lower gains in Japan and Asia Other2. In Hong Kong, the increase was driven by higher sales and favourable product mix. Lower new business gains in Japan were driven by the impact of lower COLI sales. In Asia Other, we experienced a combination of unfavourable product mix and lower volumes in several emerging markets that were impacted by COVID-19 containment measures. Asia was also impacted by lower investment income on allocated capital, which decreased by US$6 million compared with 4Q20 (see Corporate and Other segment).

[1]

Policyholder experience includes gains of $5 million in 2021 from customers who have opted to change their existing medical coverage to the VHIS products in Hong Kong (4Q20 – gains of $13 million). These gains did not have a material impact on core earnings as they were offset by new business strain.

[2]	Asia Other excludes Hong Kong and Japan.

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In Canada, core earnings were $286 million in 4Q21 compared with $316 million in 4Q20. The 9% decrease primarily reflected less favourable policyholder experience in group insurance, lower investment income on allocated capital of $24 million and the non-recurrence of a release of provision in 4Q20 for an uncertain tax position of a prior year. These items were partially offset by higher expected earnings across all businesses and higher individual insurance sales.

In the U.S., core earnings were $467 million in 4Q21 compared with $479 million in 4Q20. The 1% increase on a constant exchange rate basis was primarily driven by higher new business gains from higher sales and improved margins, and other experience gains partially offset by less favourable long-term care policyholder experience and lower tax benefits. U.S. was also impacted by lower investment income on allocated capital, which decreased by US$30 million compared with 4Q20 (see Corporate and Other segment).

Global WAM core earnings were $387 million in 4Q21 compared with $304 million in 4Q20. The 30% increase reflected growth in net fee income driven by higher average AUMA, from the favourable impact of markets and net inflows, and favourable business mix, and higher tax benefits. This increase was partially offset by higher general expenses, mainly from growth in business volumes and other variable expenses.

Corporate and Other core loss excluding core investment gains was $79 million in 4Q21 compared with $196 million in 4Q20. The $117 million decrease in core loss was primarily driven by $74 million of lower interest on allocated capital to operating segments in 4Q21, nonrecurrence of impairment of capitalized IT assets in prior year, lower interest on external debt, higher investment income and higher gains on sale of AFS equities. These gains were partially offset by the unfavourable impact of markets on seed money investments in new segregated funds and mutual funds in 4Q21 compared with gains in the prior year.

The table below presents net income attributed to shareholders for the periods presented consisting of core earnings and the items excluded from core earnings.

For the quarters ended December 31, ($ millions)	2021	2020
Core earnings	$1,708	$1,474
Items excluded from core earnings:
Investment-related experience outside of core earnings(1)	126	585
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)	398	(323)
Direct impact of equity markets and variable annuity guarantee liabilities(2)	124	351
Fixed income reinvestment rates assumed in the valuation of policy liabilities(3)	454	(846)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(180)	172
Reinsurance transactions, tax-related items and other(4)	(148)	44
Total items excluded from core earnings	376	306
Net income (loss) attributed to shareholders	$2,084	$1,780

(1)

Total investment-related experience in 4Q21 was a net gain of $226 million, compared with a net gain of $585 million in 4Q20, and in accordance with our definition of core earnings, we included $100 million in investment-related experience gains in core earnings and a $126 million gain in items excluded from core earnings in 4Q21 (no core investment gains and $585 million, respectively, in 4Q20). Investment-related experience gains in 4Q21 reflected higher-than-expected returns (including fair value changes) on ALDA primarily driven by gains on private equity and infrastructure as well as strong credit experience, partially offset by the unfavourable impact of fixed income reinvestment activities primarily driven by the acquisition of US Treasury bills. Investment-related experience gains in 4Q20 reflected the favourable impact of fixed income reinvestment activities, higher-than-expected returns (including fair value changes) on ALDA primarily driven by fair value gains on private equity and the estimated impact of the sale of NAL and strong credit experience, partially offset by lower-than-expected returns on real estate.

(2)

In 4Q21, the net gain related to equity markets of $124 million included a gain of $207 million from gross equity exposure, partially offset by a loss of $82 million from dynamic hedge experience and a modest charge of $1 million from macro hedging experience. In 4Q20, the net gains related to equity markets of $351 million included a gain of $1,613 million from gross equity exposure partially offset by a charge of $1,253 million from dynamic hedging experience and a modest charge of $9 million from macro hedge experience.

(3)

The $454 million gain in 4Q21 was driven by flattening of the yield curve in Canada and the U.S. and, to a lesser extent, widening corporate spreads in the U.S. The $846 million charge in 4Q20 was driven by narrowing corporate spreads, primarily in the U.S.

(4)

Consisting of a $119 million charge related to updating the impact of the 2017 U.S. Tax Cuts and Jobs Act and a $37 million charge from a reinsurance transaction in the U.S., partially offset by Asia reinsurance transaction gains of $8 million in 4Q21. In 4Q20, reinsurance transactions in Asia and Canada contributed gains of $29 million and $15 million, respectively.

Net income attributed to shareholders by segment is presented in the following table.

For the quarters ended December 31, ($ millions)	2021	2020
Net income attributed to shareholders by segment
Asia	$645	$639
Canada	616	628
U.S.	494	106
Global Wealth and Asset Management	387	304
Corporate and Other	(58)	103
Total net income attributed to shareholders	$2,084	$1,780

42   |  2021 Annual Report  |  Management’s Discussion and Analysis

Business Performance

As at and for the quarters ended December 31, ($ millions, unless otherwise stated)	2021	2020
Asia APE sales	$890	$996
Canada APE sales	295	245
U.S. APE sales	244	178
Total APE sales	1,429	1,419
Asia new business value	391	368
Canada new business value	82	65
U.S. new business value	82	56
Total new business value	555	489
Global Wealth and Asset Management gross flows ($ billions)	36.0	31.5
Global Wealth and Asset Management net flows ($ billions)	8.1	2.8
Global Wealth and Asset Management assets under management and administration ($ billions)	855.9	753.6
Global Wealth and Asset Management total invested assets ($ billions)	4.5	4.8
Global Wealth and Asset Management segregated funds net assets ($ billions)	252.6	229.8
Total assets under management and administration ($ billions)	1,425.8	1,297.4
Total invested assets ($ billions)	427.1	411.0
Total net segregated funds net assets ($ billions)	399.8	365.5

Sales

APE sales were $1.4 billion in 4Q21, an increase of 5% compared with 4Q20. In Asia, APE sales decreased 6% compared with 4Q20 as growth in Hong Kong was more than offset by lower COLI product sales in Japan. In Hong Kong, APE sales increased 11% compared with 4Q20 despite the dampening effect of COVID-19 containment measures constraining cross-border travel between Hong Kong and mainland China, reflecting strong growth in our bank channel, and demand from mainland Chinese visitors through our Macau branch. Asia Other APE sales were in-line with 4Q20, as higher sales in bancassurance were offset by lower agency sales, which were adversely impacted by COVID-19 containment measures in markets such as Vietnam and the Philippines. In Japan, APE sales declined 44% compared with 4Q20, primarily due to a decrease in COLI product sales. In Canada, APE sales increased 20% compared with 4Q20, primarily driven by increased customer demand for our lower risk segregated fund products and higher individual insurance sales. In the U.S., APE sales increased 41% compared with 4Q20, due to strong international sales, which is reported as a part of the U.S. segment results, and our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health.

New Business Value was $555 million in 4Q21, an increase of 17% compared with 4Q20. In Asia, NBV increased 11% to $391 million compared with 4Q20, reflecting higher sales volumes, favourable interest rates and expense management in Hong Kong, and favourable product mix in Asia Other, partially offset by lower sales in Japan and lower Critical Illness sales in mainland China. In Canada, NBV of $82 million was up 26% compared with 4Q20, primarily due to higher margins in annuities and higher volumes in individual insurance. In the U.S., NBV of $82 million was up 51% compared with 4Q20, primarily driven by higher sales volumes and favourable product mix, notably due to higher international sales.

Global Wealth and Asset Management net inflows were $8.1 billion in 4Q21 compared with net inflows of $2.8 billion in 4Q20. Net inflows in Retail were $7.5 billion in 4Q21 compared with net inflows of $3.6 billion in 4Q20, reflecting higher gross flows driven by strong intermediary sales and higher institutional model allocations in the U.S., as well as higher gross flows in Japan and China. Net inflows in Institutional Asset Management were $1.6 billion in 4Q21 compared with net inflows of $1.0 billion in 4Q20, driven by lower redemptions in timberland and real estate mandates, partially offset by lower gross flows in fixed income mandates. Net outflows in Retirement were $1.0 billion in 4Q21 compared with net outflows of $1.8 billion in 4Q20. The reduction in net outflows was driven by higher gross flows across all geographies, reflecting higher growth in new plan sales and member contributions, partially offset by higher plan redemptions.

Global Wealth and Asset Management gross flows were $36.0 billion in 4Q21 compared with $31.5 billion in 4Q20. Retirement gross flows in 4Q21 were $12.5 billion, an increase of 15% compared with 4Q20, with positive contributions from all geographies, reflecting growth in new plan sales and member contributions. Retail gross flows in 4Q21 were $19.3 billion, an increase of 25% compared with 4Q20, driven by strong intermediary sales and higher institutional model allocations in the U.S., as well as higher gross flows in Japan and China. In Canada, gross flows were in line with the prior year. Institutional Asset Management gross flows in 4Q21 were $4.2 billion, a decrease of 2% compared with 4Q20, primarily driven by lower sales in fixed income mandates.

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9. Risk Management and Risk Factors

This section provides an overview of our overall risk management approach along with detailed description of specific risks which may affect our results of operations or financial condition and the strategies used to manage those risks.

Enterprise Risk Management Framework

Delivering on our mission “Decisions made easier. Lives made better”, our ambition is to transform into the most digital, customer-centric global company in our industry, while delighting our customers, engaging our employees, and delivering superior returns for our shareholders. The activities required to achieve these results involve elements of risk taking.

Our approach to risk management is governed by our Enterprise Risk Management (“ERM”) Framework.

Our ERM Framework provides a structured approach to risk taking and risk management activities across the enterprise, supporting our long-term revenue, earnings, and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable consistent design and execution of strategies across the organization. We have a common approach to managing all risks to which we are exposed, and to evaluating potential directly comparable risk-adjusted returns on contemplated business activities. Our risk policies and standards cover:

•	Risk roles and authorities – Assignment of accountability and delegation of authority for risk oversight and risk management at various levels within the Company, as well as accountability principles;
•	Governance and strategy – The types and levels of risk the Company seeks given its strategic plan, the internal and external environment, and risk appetite which drives risk limits and policies;
•	Execution – Risk identification, measurement, assessment, and mitigation which enable those accountable for risks to manage and monitor their risk profile; and
•

Evaluation – Validation, back testing and independent oversight to confirm that the Company generated the risk profile it intended, root cause analysis of any notable variation, and any action required to re-establish desired levels when exposures materially increase such that risk appetite is neared or exceeded.

Our risk management practices are influenced and impacted by external and internal factors (such as economic conditions, political environments, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk taking and risk management. Our ERM Framework incorporates relevant impacts and mitigating actions as appropriate.

Three Lines of Defense Model

A strong risk culture and a common approach to risk management are integral to Manulife’s risk management practices. Management is responsible for managing risk within risk appetite and has established risk management strategies and monitoring practices. Our approach to risk management includes a “three lines of defense” governance model that segregates duties among risk taking activities, risk monitoring and risk oversight, and establishes appropriate accountability for those who assume risk versus those who oversee risk.

Our first line of defense includes the Chief Executive Officer (“CEO”), Segment and Business Unit General Managers and Global Function Heads. In our matrix reporting model, the Segment General Managers are ultimately accountable for their business results, the risks they assume to achieve those results, and for the day-to-day management of the risks and related controls, and the Global Function Heads are accountable for the management of the risks and related controls for their function.

44   |  2021 Annual Report  |  Management’s Discussion and Analysis

The second line of defense is comprised of the Company’s Chief Risk Officer (“CRO”), the Global Risk Management (“GRM”) function, the Company’s Chief Compliance Officer and the Global Compliance Office, and other global oversight functions. Collectively, this group provides independent oversight of risk taking and risk management activities across the enterprise. Risk oversight committees, through broad-based membership, also provide oversight of risk taking and risk management activities.

The third line of defense is Audit Services, which provides independent, objective assurance that controls are effective and appropriate relative to the risk inherent in the business and that risk mitigation programs and risk oversight functions are effective in managing risks.

Culture

To enable the achievement of our mission and strategic priorities, we are committed to a set of shared values, which reflect our culture, inform our behaviours, and help define how we work together:

•	Obsess about customers – Predict their needs and do everything in our power to satisfy them.
•	Do the right thing – Act with integrity and do what we say.
•	Think big – Anything is possible. We can always find a better way.
•	Get it done together – We’re surrounded by an amazing team. Do it better by working together.
•	Own it – Feel empowered to make decisions and take action to deliver our mission.
•	Share your humanity – Build a supportive, diverse and thriving workplace.

Risk Culture Vision – Within this context, we strive for a risk aware culture, where individuals and groups are encouraged, feel comfortable and are proactive in making transparent, balanced risk-return decisions that are in the long-term interests of the Company.

Risk Culture Framework – We have set a framework of desired behaviours to foster a strong risk aware culture. The framework is assessed against a set of qualitative and quantitative indicators and regularly reported to MFC’s board of directors (the “Board”) and executive leadership, with the intent to continuously identify opportunities to increase risk awareness across all geographies, businesses and layers of management and staff.

We believe that risk culture is strengthened once desired organizational behaviours and attitudes are reinforced through effective application of our corporate values. As such, we communicate key elements of our values through a risk lens to build a strong risk aware culture, including:

•

Transparency – Encourage an environment where we can get it done together by openly discussing the strengths, weaknesses and potential range of outcomes of an issue, proposal or initiative and making informed decisions. Escalate issues before they become significant problems.

•	Risk appetite – Once we have identified a risk or situation, we establish a risk appetite and own that decision.
•

Learn – Use mistakes and failures as learning moments and share what was learned; think big by sharing beyond teams and business units. Seek out lessons learned from throughout the organization in order to continuously improve and grow our business the right way.

•

Incentives – Align personal incentives with our goals and how we want to execute our plan. When things go wrong, share our humanity by maintaining a supportive environment to ensure appropriate incentives for continued transparency and lessons learned.

Risk Governance

The Board oversees our culture of integrity and ethics, strategic planning, risk management, and corporate governance, among other things. The Board carries out its responsibilities directly and through its four standing committees:

•	Risk Committee – Oversees the management of our principal risks, and our programs, policies and procedures to manage those risks.
•

Audit Committee – Oversees internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions, serves as the conduct review committee, reviews our compliance with legal and regulatory requirements and oversees the performance, qualifications and independence of our external auditors.

•	Management Resources and Compensation Committee – Oversees our global human resources strategy, policies, programs, management succession, executive compensation, and pension plan governance.
•	Corporate Governance and Nominating Committee – Develops our governance policies and procedures, including environmental, social and governance related matters, among other activities.

The CEO is directly accountable to the Board for our results and operations and all risk taking activities and risk management practices required to achieve those results. The CEO is supported by the CRO as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture, guide risk taking throughout our global operations and strategically manage our overall risk profile. The ERC, along with other executive-level risk oversight committees, establishes risk policies, guides risk taking activity, monitors significant risk exposures and sponsors strategic risk management priorities throughout the organization.

Global Risk Management, under the direction of the CRO, establishes and maintains our ERM Framework and oversees the execution of individual risk management programs across the enterprise. Global Risk Management seeks to ensure a consistent enterprise-wide assessment of risk, risk based capital and risk-adjusted returns across all operations.

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The ERC approves and oversees the execution of the Company’s enterprise risk management program. It establishes and presents for approval to the Board the Company’s risk appetite and enterprise-wide risk limits and monitors our overall risk profile, including key and emerging risks and risk management activities. As part of these activities, the ERC monitors material risk exposures, endorses and reviews strategic risk management priorities, and reviews and assesses the impact of business strategies, opportunities and initiatives on our overall risk position. The ERC is supported by a number of oversight sub-committees including:

•

Credit Committee – Establishes credit risk policies and risk management standards of practice and oversees the credit risk management program. Also monitors the Company’s overall credit risk profile and approves large individual credits and investments.

•

Product Oversight Committee – Oversees insurance risk and reviews risks in new product and new business reinsurance initiatives. Also monitors product design, new product pricing, and insurance risk exposures and trends.

•

Global Asset Liability Committee – Oversees market and liquidity risk for insurance products, hedging, and asset liability management programs and strategies. Also monitors market risk profile, risk exposures, risk mitigation activities and compliance with related policies.

•	Operational Risk Committee – Oversees operational risk appetite, exposures and associated governance, risk processes, risk management activities and compliance with related policies.

We also have segment risk committees, each with mandates similar to the ERC except with a focus at the segment as applicable.

Risk Appetite

The Company’s strategic direction drives overall risk appetite. All risk taking activities are managed within the Company’s overall risk appetite, which defines the amount and types of risks the Company is willing to assume in pursuit of its objectives. It is comprised of three components: overall risk taking philosophy, risk appetite statements, and risk limits and tolerances.

Risk Philosophy – Manulife is a global financial institution offering insurance, wealth and asset management products and other financial services. The activities required to achieve our mission of “Decisions made easier. Lives made better” are guided by our values and involve elements of risk taking. As such, when making decisions about risk taking and risk management, the Company places a priority on the following risk management objectives:

•	To safeguard the commitments and expectations established with our customers, creditors, shareholders and employees;
•	To support the successful design and delivery of customer solutions;
•	To prudently and effectively deploy the capital invested in the Company by shareholders with appropriate risk/return profiles;
•	To invest wealth and asset management’s customer assets consistent with their objectives;
•	To achieve and maintain a high level of operational resilience;
•	To safeguard the well-being of our employees, and promote a diverse, equitable and inclusive business environment;
•	To protect and/or enhance the Company’s reputation and brand; and
•	To maintain the Company’s targeted financial strength rating.

While we only pursue risks, we can appropriately analyze and monitor, we also manage risks which arise outside of our direct influence. We recognize that risk exposures change over time. If exposures materially increase, we will activate management actions designed to bring exposures back to desired levels. As an integrated component of our business model, risk management assists the Company in achieving our objectives and in reaching higher levels of operational excellence, while encouraging transparency and organizational learning.

Risk Appetite Statements – At least annually, we establish and/or reaffirm that our risk appetite and the Company’s strategy are aligned. The risk appetite statements provide ‘guideposts’ on our appetite for identified risks, any conditions placed on associated risk taking and direction for where quantitative risk limits should be established. The Company’s risk appetite statements are as follows:

•	Manulife accepts a total level of risk that provides a very high level of confidence to meeting customer obligations while targeting an appropriate overall return to shareholders over time;
•	Manulife targets a credit rating aligned with our growth aspirations and our objective of honoring all commitments to policyholders and other stakeholders with a high degree of confidence;
•	Manulife values innovation and encourages initiatives intended to advance the Company’s ambition to be a digital, customer-centric market leader;
•	Capital market risks are acceptable when they are managed within specific risk limits and tolerances;
•	Manulife believes a diversified investment portfolio reduces overall risk and enhances returns; therefore, it accepts credit and alternative long-duration asset related risks;
•	Manulife pursues product risks that add customer and shareholder value where there is competence to assess and monitor them, and for which appropriate compensation is received;
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Manulife accepts that operational risks are an inherent part of the business when managed within thresholds and tolerances of key risk indicators and will protect its business and customers’ assets through cost-effective operational risk mitigation; and

•	Manulife expects its officers and employees to act in accordance with the Company’s values, ethics and standards; and to protect its brand and reputation.

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Risk Limits and Tolerances – Risk limits and tolerances are established for risks within our risk classification framework that are inherent in our strategies in order to define the types and amount of risk the Company will assume. Risk tolerance levels are set for risks deemed to be most significant to the Company and are established in relation to economic capital, earnings-at-risk and regulatory capital required. The purpose of risk limits is to cascade the total Company risk appetite to a level that can be effectively managed. Manulife establishes standalone risk limits for risk categories to avoid excessive concentration in any individual risk category and to manage the overall risk profile of the organization.

Risk Identification, Measurement and Assessment

We have a common approach and process to identify, measure, and assess the risks that we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Segments and functional groups are responsible for identifying and assessing key and emerging risks on an ongoing basis. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting.

Risk exposures are evaluated using a variety of measures focused on both short-term net income attributed to shareholders and long-term economic value, with certain measures used across all risk categories, while others are applied only to some risks or a single risk type. Measures include stress tests such as sensitivity tests, scenario impact analyses and stochastic scenario modeling. In addition, qualitative risk assessments are performed, including for those risk types that cannot be reliably quantified.

We perform a variety of stress tests on earnings, regulatory capital ratios, economic capital, earnings-at-risk and liquidity that consider significant, but plausible events. We also perform other integrated, complex scenario tests to assess key risks and the interaction of these risks.

Economic capital and earnings-at-risk provide measures of enterprise-wide risk that can be aggregated and compared across business activities and risk types. Economic capital measures the amount of capital required to meet obligations with a high and pre-defined confidence level. Our earnings-at-risk metric measures the potential variance from quarterly expected earnings at a particular confidence level. Economic capital and earnings-at-risk are both determined using internal models.

Risk Monitoring and Reporting

Under the direction of the CRO, GRM oversees a formal process for monitoring and reporting on all significant risks at the Company-wide level. Risk exposures are also discussed at various risk oversight committees, along with any exceptions or proposed remedial actions, as required.

On at least a quarterly basis, the ERC and the Board’s Risk Committee reviews risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy limits.

The results of the Financial Condition Test (FCT) and Own Risk and Solvency Assessment (ORSA) are presented to the Board annually by our Chief Actuary and Chief Risk Officer, respectively. Our Chief Auditor reports the results of internal audits of risk controls and risk management programs to the Audit Committee and the Board’s Risk Committee annually. Management reviews the implementation of key risk management strategies, and their effectiveness, with the Board’s Risk Committee annually.

Risk Control and Mitigation

Risk control activities in place throughout the Company are designed to mitigate risks within established risk limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company. Such controls are an integral part of day-to-day activity, business management and decision making.

GRM establishes and oversees formal review and approval processes for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated to specific individuals based on their skill, knowledge and experience.

Principal Risk Categories

Our insurance, wealth and asset management and other financial services businesses subject Manulife to a broad range of risks. Management has identified the following risks and uncertainties to which our businesses, operations and financial condition are subject grouped under five principal risk categories: strategic risk, market risk, credit risk, product risk and operational risk. The following sections also describe the risk management strategies for each of these risk categories.

The risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that are currently immaterial could also impair our businesses, operations and financial condition. If any of such risks should occur, the trading price of our securities, including common shares, preferred shares and debt securities, could decline, and investors may lose all or part of their investment.

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Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy that allows us to effectively compete in the markets in which we operate, or to adapt to change in the external business, political or regulatory environment.

We operate in highly competitive markets and compete for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our distribution practices and regulations, product features, service levels including digital capabilities, prices, investment performance, and our financial strength ratings and reputation. Our ability to effectively compete is highly dependent upon being quick to react and adapt to changes from the external environment while continuing to proactively drive internal innovation.

The following section describes strategies to manage strategic risk, as well as details on strategic risk factors:

Strategic Risk Management Strategy

The CEO and Executive Leadership Team establish and oversee execution of business strategies and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

•	Strategic business, risk and capital planning that is reviewed with the Board, Executive Leadership Team, and the ERC;
•	Performance and risk reviews of all key businesses with the CEO and annual reviews with the Board;
•	Risk based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and
•	Review and approval of significant acquisitions and divestitures by the CEO and, where appropriate, the Board.

Reputation risk is the risk that the Company’s corporate image may be eroded by adverse publicity, about real or perceived issues, as a result of business practices of Manulife or its representatives potentially causing long-term or even irreparable damage to the Company’s franchise value. Reputation risk arises from both internal and external environmental factors, and cannot be managed in isolation from other risks, but only as an integral part of the Company’s integrated risk management approach.

The Company’s Reputation Risk Policy requires that internal processes and controls, management decisions, and business decisions, include considerations for how the Company’s reputation and brand could be impacted. Any incident with the potential to harm our reputation is of high priority and senior management is to be alerted. An essential component of the Reputation Risk Policy requires that all employees should conduct themselves in accordance with our values, as well as the Company’s Code of Conduct and Business Ethics.

Environmental, Social and Governance Risks

Environmental, social and governance (“ESG”) risks may impact our investments, underwriting, or operations, and may create financial, operational, legal, reputational, or brand value risks for Manulife.

Please refer to our annual “Sustainability Report and Public Accountability Statement”, published in the second quarter of the following year, for information on our ESG priorities and performance.

Climate Risks

Matters related to climate change are a key component of the Environmental pillar of Manulife’s ESG framework. Manulife supports the recommendations of the Financial Stability Board’s Taskforce on Climate-Related Financial Disclosures (“TCFD”). The application of these recommendations is articulated below and is expected to be further refined over the coming years.

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Governance – The Board’s Corporate Governance and Nominating Committee (“CGNC”) oversees matters related to climate change as part of its oversight of Manulife’s ESG framework. On a quarterly basis, CGNC monitors the progress against the goals and targets set out in Manulife’s Climate Action Plan articulated in the Strategy section below. The Board’s Risk Committee also considers climate-related risks and opportunities through the ongoing monitoring and reporting of emerging risks.

Manulife’s Executive Sustainability Council, which consists of the Chief Sustainability Officer and members of the Executive Leadership Team including the Chief Executive Officer, is responsible for the climate strategy and disclosures. It meets monthly and is supported by the Manulife Climate Change Taskforce, a cross-functional team, that guides and monitors the implementation of the Climate Action Plan, assesses climate-related risks and opportunities, and manages climate-related performance and disclosures.

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Risk Management – Consistent with TCFD, Manulife defines climate-related risk as the potential negative impacts of climate change, which may be experienced directly (e.g., through financial loss) or indirectly (e.g., through reputational damage), as a result of the physical impacts of climate change or the transition to a low-carbon economy.

We view climate-related risks as transverse risks, since the broad range of actual or potential risks can impact any of our key risks, such as market, credit, product, operational, legal, or reputational risk, through the manifestation of the two dimensions of climate-related risks articulated by the TCFD – physical and transitional.

We continue to enhance the integration of climate-related risks into our enterprise risk management framework to ensure that they are managed in a manner consistent with our common approach to risk management (refer to “Risk Identification, Measurement and Assessment” above).

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We have also incorporated climate-related risks into our risk taxonomy and risk appetite framework. Refer to “Risk Appetite” above.

We identify climate-related risks using our Environmental Risk Policy, and business-specific guidelines. These include the ESG Guidelines for general account assets backing in-force liabilities and the ESG Engagement Policy of our third-party asset management arm MIM. We continue to develop our risk management practices for assessing the relative significance, size and scope, and materiality of the climate-related risks that we identify. For example:

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Our life and health insurance team is developing a framework to assess the impact of climate-related risks on mortality and morbidity at a country level, and on the products we offer giving consideration to specific weather events and the ability of healthcare infrastructure to cope and adapt amongst other things.

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Our property and casualty retrocession team performs short-term horizon assessments of climate-related risks during annual renewal that are based on the reinsurance clients’ in-house and third-party catastrophe risk models.

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Our general account investment team conducts a climate scenario analysis, evaluates the total fund’s carbon emission profile, and is developing decarbonization plans for certain high-carbon emitting sectors in which we invest, and developing processes to consider climate-related risks in our due diligence and investee engagement.

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The MIM team deploys scenario analyses of how 1.5, 2, 3, and 4 degree Celsius temperature increases may impact certain asset classes, and complements these analyses with qualitative assessments and the inclusion of carbon pricing into analytical models. MIM Public Markets’ team uses a variety of tools for these assessments, such as external and internal rating systems, proxy voting strategies, and metrics such as portfolio temperature alignment, climate value at risk, carbon footprints, and exposure to green investments. To improve information availability for investment decision-making, MIM’s public markets team directly engages some of the world’s largest emitters on climate-related risks and opportunities relevant to our business, as well as through the collaborative industry program Climate Action 100+.

We monitor and influence existing and emerging climate regulation and policy affecting our business through working groups in industry associations, such as the Canadian Life and Health Insurance Association’s Climate Change and Sustainability Working Group.

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Strategy – Manulife is a long-term oriented underwriter and investor. Therefore, climate-related risks and opportunities, including changes in the physical environment and policy and technological changes associated with the transition to a low-carbon economy, are strategically relevant and, in some cases, may become material to our business over time.

In 2021, we continued to consider climate-related risk and opportunities within our business strategy over a short (1-5 year), medium (5-15 year), and long (beyond 15 years) time horizons. The interim outcomes of this assessment are described below:

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Life and Health Insurance: starting in 2020, our product and insurance risk management teams laid the foundational framework for research and analysis of the physical impacts of climate change on our business. This research and analysis considers the impact of climate change on vector-borne diseases (for example: malaria), extreme weather events, and increased temperatures, on morbidity and/or mortality. The research along with experience data will help to inform decisions related to underwriting assumptions over the long-term.

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Property and Casualty Retrocession: we primarily reinsure property catastrophe risks from natural perils, including hurricanes, typhoons, floods, and wildfires that may be influenced by climate change. Therefore, we may experience business risks associated with the increased frequency and severity of catastrophic weather events over time. This business forms a small part of our global underwriting portfolio and is reviewed on an annual basis.

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General Account: we performed climate change stress tests to gain insight into the impact of climate-related risks on our investment portfolios and to inform capital management. In 2020, this included the Prudential Regulation Authority Scenario A climate stress test of the immediate and sudden impact of disorderly economic transition to constrain the rise in temperature to less than +2°Celsius. Even when applying market value shocks ranging from +15% to -65% for certain industrial sub-sectors over a five-year time horizon, the stress test showed our capital levels remained well above the minimum regulatory capital requirements. In addition, over the course of 2021, Manulife acted as a founding participant in the climate risk project of the Bank of Canada / Office of the Superintendent of Financial Institutions. The pilot project used climate-change scenarios to understand the risks to the financial system that stem from the transition to a low-carbon economy and has informed OSFI’s approach and tools for stress-testing Canadian financial institutions.

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Manulife Investment Management: MIM sees an opportunity to be a leader in helping clients mitigate climate-related risks and invest in decarbonization opportunities. For example, MIM has launched investment products that offer exposure to low-carbon investments and nature-based solutions, such as timberland and agricultural activities that prioritize carbon sequestration.

In May 2021, Manulife released its Climate Action Plan. The plan outlines our objectives across three pillars, our operations, our general account investments, and the products and services we offer to clients. It includes our commitment to achieve net zero financed emissions by 2050, and an operational (Scope 1 & 2) emission reduction target articulated in the Metrics and Targets section below. We continue growing the general account’s portfolio of green investments, and developing investment products and solutions for climate change mitigation and resilience.

We are taking a sector-based approach to establish near term emissions reduction targets of our financed emissions, focusing first on the heavy emitting industries, such as power generation. We have committed to the Science-Based Targets Initiative, the global standard for setting carbon emission reduction targets consistent with global decarbonization efforts.

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•	Metrics and Targets

¡	Scope 1 and 2 Operational Emissions

In May 2021, Manulife committed to a 35% reduction in all absolute Scope 1 & 2 emissions of our operations by 2035, relative to a 2019 baseline. This target will apply to the real estate, timberland, and agriculture businesses within our operational control.

Manulife’s operational emissions are calculated according to the Greenhouse Gas Protocol, have a third-party limited assurance, and are reported on an annual basis in our Annual Sustainability Report and CDP (“Carbon Disclosure Project” – a global database of corporate carbon emissions).

¡	Scope 3 Emissions from Investments

Manulife is committed to a net zero investment portfolio by 2050. Over the course of 2020-2021, Manulife established the carbon emission profile of the majority (86%) of the 2019 general account holdings1. In 2020, we also worked with a third-party provider, Trucost, to understand the carbon profile of our public bond, public equity, and sovereign bond portfolios, using carbon data for 2019 and 20182. The weighted average carbon intensity3 was 2,120 tons of carbon dioxide equivalent per million Canadian dollars revenue (tCO2/$) for our holdings in the utilities sector, 930 tCO2/$ for the materials sector, and 430 tCO2/$ for the oil & gas sector. In 2021, we conducted carbon emission estimations based on the PCAF standard4 for the private portfolio holdings and the public holdings without investees’ disclosure of carbon emissions.

The total fund’s emission profile informed our decision to focus first on facilitating emission reductions in the most carbon intensive portion of the portfolio – the public bonds holdings of power utilities, oil & gas, and materials. We are currently developing interim carbon emission reduction targets and metrics that reflect our portfolio decarbonization approach.

¡	Exposure to High-Carbon Assets

Total exposure to the oil & gas sector across all asset classes held in the general account, public and private placement debt (including pipelines), and public and private equities, was $23.4 billion, or 5.7% of the total portfolio as of December 31, 2020. As part of the target setting process for the power, oil & gas, and materials sectors, we are assessing the emissions reduction commitments of our holdings in utilities and miners involved in coal-fired generation or production mix.

¡	Green Investments

To minimize exposure to high-carbon assets, we continue to grow the general account’s portfolio of green investments, and to develop investment products and solutions focused on climate change mitigation and resilience. General account’s assets that advance the low-carbon economic transition stood at $39.8 billion5, or 9.7% of the total portfolio as of December 31, 2020.

Strategic Risk Factors

We may not be successful in executing our business strategies or these strategies may not achieve our objectives.

The global macro-economic environment has a significant impact on our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector (including central banks) and the private sector. The macro-economic environment may also be affected by natural and human-made catastrophes.

Our business strategy and associated financial plans are developed by considering forecasts of economic growth, both globally and in the specific countries in which we operate. Actual economic growth can be significantly impacted by the macro-economic environment and can deviate significantly from forecasts, thus impacting our financial results and the ability to implement our business strategy.

Changes in the macro-economic environment can also have a significant impact on financial markets, including movements in interest rates, spreads on fixed income assets, and returns on public equity and ALDA assets. Our financial plan, including income projections, capital projections, and valuation of liabilities are based on certain assumptions with respect to future movements in interest rates and spreads on fixed income assets, and expected future returns from our public equity and ALDA investments. Actual experience is highly variable and can deviate significantly from our assumptions, thus impacting our financial results. In addition, actual experience that is significantly different from our assumptions and/or changes in the macro-economic environment may result in changes to the assumptions themselves which would also impact our financial results.

[1]

Asset classes excluded from the first carbon profile of the total $378.7 billion general fund as of December 31, 2019 were: cash (5% of holdings), residential mortgages (5%), policy loans (2%), loans to bank clients (1%), asset backed securities (1%), other ALDA (1%).

[2]	Time lag due to emission data availability and the 2019 baseline year considerations for target setting purposes.
[3]

Direct and 1st tier indirect emission boundary, per Trucost’s recommended approach to emission measurement, which is roughly equivalent to the Scope 1, 2 and upstream (suppliers’) Scope 3 emission boundary. Public bond portfolio coverage by Trucost was 74%.

[4]	Partnership for Carbon Accounting Financials (PCAF), The Global GHG Accounting and Reporting Standard for the Financial Industry, 2020.
[5]

Primarily private debt and equity investments, except for several publicly traded labelled green bonds. Asset classes include green real estate and commercial mortgages (with certifications Leadership in Energy and Environmental Design (LEED), Buildings Owners and Managers Association (BOMA Best), or Energy Star); renewable energy (solar/wind/geothermal/waste biomass/hydro energy), energy efficiency, sustainably-managed timberland (certified to Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) standards), agriculture (Leading Harvest Standard), and water resources (recycling and purification), clean transportation (electrified transport and mass public transit), and labelled green bonds.

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Specific changes in the macro-economic environment can have very different impacts across different parts of the business. For example, a rise in interest rates is generally beneficial to us in the long-term but can adversely affect valuations of some ALDA assets, especially those that have returns dependent on contractual cash flows, such as real estate.

The spending and savings patterns of our customers could be significantly influenced by the macro-economic environment and could have an impact on the products and services we offer to our customers.

Customer behaviour and emergence of claims on our liabilities can be significantly impacted by the macro-economic environment. For example, a prolonged period of economic weakness could impact the health and well-being of our customers and that could result in increased claims for certain insurance risks.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners, could erode our corporate image and damage our franchise value and/or create losses.

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Manulife’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife’s reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners include, among others, joint venture partners and third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.

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If any of these representatives or business partners fail to adequately perform their responsibilities, or monitor their own risks, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur involving our representatives or our business partners that could cause us to lose customers or cause us or our representatives or business partners to become subject to legal, regulatory, economic or trade sanctions, which could have a material adverse effect on our reputation, our business, and our results of operations. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in MFC’s Annual Information Form dated February 9, 2022 and note 18 of the Consolidated Financial Statements.

Our businesses are heavily regulated, and changes in regulation or laws, or in the interpretation or enforcement of regulation and laws, may reduce our profitability and limit our growth.

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Our operations are subject to a wide variety of insurance and other laws and regulations including with respect to financial crimes (which include, but are not limited to, money laundering, bribery and economic or trade sanctions), privacy, market conduct, consumer protection, business conduct, prudential and other generally applicable non-financial requirements. Insurance and securities regulators in Canada, the United States, Asia and other jurisdictions regularly re-examine existing laws and regulations applicable to insurance companies, investment advisors, brokers-dealers and their products. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations or in the interpretation or enforcement thereof, may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

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Regulators review their capital requirements and implement changes aimed at strengthening risk management and capitalization of financial institutions. Future regulatory capital, actuarial and accounting changes, including changes with a retroactive impact, could have a material adverse effect on the Company’s consolidated financial condition, results of operations and regulatory capital both on transition and going forward. In addition, such changes could have a material adverse effect on the Company’s position relative to that of other Canadian and international financial institutions with which Manulife competes for business and capital.

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In Canada, MFC and its principal operating subsidiary, MLI, are governed by the Insurance Companies Act (Canada) (“ICA”). The ICA is administered, and the activities of the Company are supervised, by the Office of the Superintendent of Financial Institutions (“OSFI”). MLI is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

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Some recent examples of regulatory and professional standard developments, in addition to the developments outlined in the “Risk Management and Risk Factors – Strategic Risk” section, which could impact our net income attributed to shareholders and/or capital position are provided below.

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The International Association of Insurance Supervisors (“IAIS”) is still developing elements of its global frameworks for supervision of internationally active insurance groups (“IAIGs”) and mitigation of systemic risk in the insurance sector. The elements under further development include:

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A risk-based global Insurance Capital Standard (“ICS”) which is undergoing a five-year monitoring period through 2025 to inform its development. While broadly supportive of the goals of ICS, OSFI stated that they did not support the ICS design adopted by the IAIS in 2019 for use in the monitoring period, citing that it was ‘not fit for purpose for the Canadian market’. The adoption of the international rules in specific markets or on a group-based basis will depend on the decision of each applicable regulator.

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The Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector, which includes reviewing activities of insurers, went into effect January 2020 but with many details remaining to be finalized between its effective date and November

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2022. Concurrently, the Financial Standards Board (“FSB”) announced it has suspended designations of any IAIGs as Globally Systemically Important Insurers (“G-SIIs”) until at least November 2022 when it will re-assess whether designations are necessary.

Manulife is an IAIG but has never been designated as a G-SII. Despite COVID-19 related delays during the ICS monitoring period and during the development of details for the Holistic Framework, the IAIS timeline to complete ICS development remains 2025 and for the FSB to assess the development of the Holistic Framework remains 2022. The impact of the frameworks on capital and other regulatory requirements and Manulife’s competitive position remains unknown and is being monitored.

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The National Association of Insurance Commissioners (“NAIC”) has been reviewing reserving and capital methodologies as well as the overall risk management framework. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the U.S. In addition, in December 2020 the NAIC adopted a group capital calculation (“GCC”) and amendments to the NAIC Insurance Holding Company System Regulatory Act which exempt certain insurance holding groups, including John Hancock and Manulife, from the requirements relating to the GCC. States with U.S. Insurance groups operating in the EU or UK have been strongly encouraged to adopt the NAIC model law by November 2022 in order to ensure compliance with covered agreements with the UK and EU. In order to maintain accreditation, all other states are required to come into compliance with the GCC by 2026. Additionally, in 2021, the NAIC exposed the draft process to be followed by those seeking exemptions from GCC for comment, and Manulife continues to monitor progress.

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The Canadian Actuarial Standards Board (“ASB”) promulgates certain assumptions referenced in the CIA Standards of Practice for the valuation of insurance contract liabilities. These promulgations are updated periodically and, in the event that new promulgations are published, they will apply to the determination of actuarial liabilities and may lead to an increase in actuarial liabilities and a reduction in net income attributed to shareholders.

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In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Changes in any such laws and regulations, or in the interpretation or enforcement thereof by regulators, could significantly affect our business, results of operations and financial condition.

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Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state regulated insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation, and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important.

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Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Typically, an insurer is assessed an amount related to its proportionate share of the line of business written by all insurers in the relevant jurisdiction. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate, particularly if there is an increase in the number of insolvent insurers or if the insolvent insurers operated in the same lines of business and in the same jurisdictions in which we operate.

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While many of the laws and regulations to which we are subject are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation.

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All aspects of Manulife’s Global WAM businesses are subject to various laws and regulations around the world. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered funds, and clients of Manulife’s global retirement businesses. Agencies that regulate investment advisors, investment funds and retirement plan products and services have broad administrative powers, including the power to limit, restrict or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations and censures and fines both for individuals and Manulife, along with the resulting damage to our reputation.

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From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans. For further discussion of government regulation and legal proceedings refer to “Government Regulation” in MFC’s Annual Information Form dated February 9, 2022 and note 18 of the 2021

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Annual Consolidated Financial Statements. Refer to the risk factor “Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition” for further discussion on the impact to our operations.

Changes to International Financial Reporting Standards could have a material impact on our financial results.

•

New standards or modifications to existing standards could have a material adverse impact on our financial results and regulatory capital position (the regulatory capital framework in Canada uses IFRS as a base). Additionally, any mismatch between the underlying economics of our business and new accounting standards could have significant unintended negative consequences on our business model; and potentially affect our customers, shareholders and our access to capital markets. Please refer to “Emerging Risks – IFRS 17 and IFRS 9” below.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells, such as certain employer-paid health and dental plans, also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

•

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders or its other clients. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

•

Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

•

On October 8, 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development (“OECD”) / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. The two pillars include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. Model rules for the global minimum tax were released in December 2021, with commentary and implementation guidelines to follow in 2022. These rules are expected to be effective in 2023, pending enactment of domestic tax laws and amendment of bilateral tax treaties in 2022. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry.

•

The U.S. government enacted the Tax Cuts and Jobs Act effective January 1, 2018 (“U.S. Tax Reform”). The legislation makes broad and complex changes to the U.S. tax code including reducing individual and corporate tax rates and permitting expensing of many capital expenditures, increasing and extending the amortization period on policy acquisition costs, and further limiting the deductibility of policy reserves for U.S. federal income tax purposes. Regulations and further guidance from the Internal Revenue Service and other bodies continue to be developed and released, implementing and/or clarifying the legislation. Any further changes or amendments to the law or its interpretation could result in material changes to our tax balances.

•	In the long run, U.S. Tax Reform, all else being equal, could lead to a reduction in corporate borrowings and lower borrowings could lead to tighter spreads.

Access to capital may be negatively impacted by market conditions.

•

Disruptions, uncertainty or volatility in the financial markets may limit our access to the capital markets to raise capital required to operate our business. Such market conditions may limit our ability to access the capital necessary to satisfy regulatory capital requirements to grow our business and meet our refinancing requirements. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise under normal conditions, less effectively deploy such capital, issue shorter term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our financial flexibility, profitability, and/or dilute our existing shareholders.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends. Subsidiaries’ remittance of capital depends on subsidiaries’ earnings, regulatory requirements and restrictions, macroeconomic, and market conditions.

•

MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries.

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•

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions.

•

MFC’s insurance subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

•

Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital. Please also refer to “Emerging Risks – IFRS 17 and IFRS 9” below.

•

The Company seeks to maintain capital in its regulated subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries for competitive reasons, to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.

•

The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any order made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would restrict MFC’s ability to obtain dividends from its U.S. and Asian businesses.

•

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI.

•

Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances.

We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations.

•

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner and are important factors in a company’s overall funding profile and ability to access external capital. Ratings reflect the views held by each credit agency, which are subject to change based on various factors that may be within or beyond a company’s control.

•

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could adversely affect our operations and financial condition. A downgrade could, among other things, increase our cost of capital and limit our access to the capital and loan markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; increase our cost of hedging; unfavourably impact our ability to execute on our hedging strategies; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued, impact our ability to obtain reinsurance at reasonable prices or at all, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales.

Competitive factors may adversely affect our market share and profitability.

•

The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisors, mutual funds, banks and other financial institutions. The rapid advancement of new technologies, such as blockchain, artificial intelligence and advanced analytics, may enable other non-traditional firms to compete directly in the industry space, or offer services to our traditional competitors to enhance their value propositions. The impact from technological disruption may result in our competitors improving their customer experience, product offerings and business costs. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in lower new business volumes and increased pricing pressures on a number of our products and services that may harm our ability to maintain or increase our profitability. Due to

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the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our traditional and non-traditional industry rivals, and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels.

•

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses.

•

Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict and the results of operations and our financial condition may be significantly impacted by general business and economic trends in the geographies in which we operate. These conditions include, but are not limited to, market factors, such as public equity, foreign currency, interest rate and other market risks, demographic shifts, consumer behaviours (e.g. spending habits and debt levels), and governmental policies (e.g. fiscal, monetary, and global trade). The Company’s business plans, results of operations, and financial condition have been negatively impacted in the recent past and may also be negatively affected in the future.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses.

•

We have engaged in acquisitions and dispositions of businesses in the past and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

•

Our ability to achieve some or all of the benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition.

•

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

•

As outlined below under “Critical Actuarial and Accounting Policies – Goodwill and Intangible Assets”, goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the cash generating unit (“CGU”) or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. Going forward, as a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. Any impairment in goodwill would not affect LICAT capital.

•

If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one CGU’s recoverable amount, or if the outlook for a CGU’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2022 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

•

Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carry forwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements.

•

The availability of those deductions is dependent on future taxable income against which the deductions can be made. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is determined that the deferred tax asset will not be realized, then the deferred tax asset is reduced to the extent that it is no longer probable that the tax benefit will be realized.

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We may not be able to protect our intellectual property and may be subject to infringement claims.

•

We rely on a combination of registrations, contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular, we have invested considerable resources in promoting and protecting the brand names “Manulife” and “John Hancock” and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. As the occurrence of potential infringements or misappropriations against our intellectual property increases, we may have to litigate more often to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

•

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests.

•

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

Entities within the MFC group are interconnected which may make separation difficult.

•

MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC level in recent years and then transferred to other entities primarily as equity or debt capital as appropriate. Other linkages include policyholder and other creditor guarantees and other forms of internal support between various entities, loans, capital maintenance agreements, derivatives, shared services and affiliate reinsurance treaties. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:

¡	Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.
¡

Linkages may make it difficult to dispose of or separate a subsidiary or business within the group by way of a spin-off or similar transaction and the disposition or separation of a subsidiary or business may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. Issues raised by such a transaction could include: (i) the Company cannot terminate, without policyholder consent and in certain jurisdictions regulator consent, parental guarantees on in-force policies and therefore would continue to have residual risk under any such non-terminated guarantees; (ii) internal capital mobility and efficiency could be limited; (iii) significant potential tax consequences; (iv) uncertainty about the accounting and regulatory outcomes of such a transaction; (v) obtaining any other required approvals; (vi) there may be a requirement for significant capital injections; and (vii) the transaction may result in increased sensitivity of net income attributed to shareholders and capital of MFC and its remaining subsidiaries to market declines.

We may not be able to meet or achieve our sustainability priorities and our priorities may not meet the expectations of stakeholders or regulators.

•

We have adopted the sustainability-related priorities discussed above under “Environmental, Social and Governance Risks” as well as other sustainability priorities that we communicate from time to time. Some of our stakeholders, including shareholders, customers and employees, will evaluate our business based on our progress towards these priorities. In addition, stakeholders may also evaluate our business by their own ESG criteria which may be broader than, and not consistent with, our priorities or with the ESG criteria of other stakeholders. Finally, some regulators have adopted ESG-related disclosure requirements and other regulators may do so in the future.

•

We may be unable to achieve our sustainability priorities or meet the expectations of our stakeholders and regulators. In addition, the policies and processes we adopt to evaluate and manage our ESG priorities, in coordination with our other business priorities, may not

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satisfy stakeholders or regulators. As a result, we may face adverse regulatory, investor, media, or public scrutiny which may negatively impact our financial results and reputation.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of our insurance and annuity products, as well as the fees we earn in our investment management business, are subject to market risk.

Please read below for details on factors that could impact our level of market risk and the strategies used to manage this risk:

IFRS 7 Disclosures

Text and tables in this and the following section (“Market Risk Sensitivities and Market Risk Exposure Measures”) include disclosures on market and liquidity risk in accordance with IFRS 7, “Financial Instruments – Disclosures”, and discussions on how we measure risk and our objectives, policies and methodologies for managing them. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2021 and December 31, 2020. The fact that certain text and tables are considered an integral part of the Consolidated Financial Statements does not imply that the disclosures are of any greater importance than the sections not part of the disclosure. Accordingly, the “Risk Management and Risk Factors” disclosure should be read in its entirety.

Market Risk Management Strategy

Market risk management strategy is governed by the Global Asset Liability Committee which oversees the overall market and liquidity risk program. Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against limits associated with earnings and capital volatility.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market Risk
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Variable annuity guarantee dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign exchange management				✓	✓
Liquidity risk management					✓

Public Equity Risk – To manage public equity risk from our insurance and annuity businesses, we primarily use a variable annuity guarantee dynamic hedging strategy which is complemented by a general macro equity risk hedging strategy, in addition to asset liability management strategies. Our strategies employed for variable annuity guarantee dynamic hedging and macro equity risk hedging expose the Company to additional risks. See “Risk Factors” below.

Interest Rate and Spread Risk – To manage interest rate and spread risk, we primarily employ asset liability management strategies to manage the duration of our fixed income investments and execute interest rate hedges in our insurance segments and our Corporate and Other segments.

ALDA Risk – We seek to limit concentration risk associated with ALDA performance by investing in a diversified basket of assets including commercial real estate, timber, farmland, private equities, infrastructure, and oil and gas assets. We further diversify risk by managing investments against established investment and risk limits.

Foreign Exchange Risk – Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our capital positions and remain within our enterprise foreign exchange risk limits.

Liquidity Risk – We are exposed to liquidity risk, which is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash outflows and collateral demands in our operating and holding companies. In the operating companies, cash and collateral demands arise day-to-day to fund policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, and investment and hedging activities. Under stressed conditions, additional cash and collateral demands could arise primarily from changes to policyholder termination or policy renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements.

Our liquidity risk management framework is designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. Refer to “Liquidity Risk Management Strategy” below for more information.

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Product Design and Pricing Strategy

Our policies, standards, and guidelines with respect to product design and pricing are designed with the objective of aligning our product offerings with our risk-taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with our strategic risk objectives and risk limits. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies, help to mitigate the level of underlying risk. We regularly review and modify key features within our product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of our general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be re-set at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies. New product initiatives, new reinsurance arrangements and material insurance underwriting initiatives must be reviewed and approved by the CRO or key individuals within risk management functions.

Hedging Strategies for Variable Annuity and Other Equity Risks

The Company’s exposure to movement in public equity market values primarily arises from insurance liabilities related to variable annuity guarantees and general account public equity investments.

Dynamic hedging is the primary hedging strategy for variable annuity market risks. Dynamic hedging is employed for new variable annuity guarantees business when written or as soon as practical thereafter.

We seek to manage public equity risk arising from unhedged exposures in our insurance liabilities through our macro equity risk hedging strategy. We seek to manage interest rate risk arising from variable annuity business not dynamically hedged through our asset liability management strategy.

Variable Annuity Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from our hedge asset portfolio. The economic value of guarantees moves in close tandem, but not exactly, with our variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

Our variable annuity hedging program uses a variety of exchange-traded and over-the-counter (“OTC”) derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options and interest rate swaptions. The hedge instruments’ positions against policy liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced in order to stay within established limits. We may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

• Policyholder behaviour and mortality experience are not hedged;

• Provisions for adverse deviation in the policy liabilities are not hedged;

• A portion of interest rate risk is not hedged;

• Credit spreads may widen and actions might not be taken to adjust accordingly;

• Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;

• Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

• Correlations between interest rates and equity markets could lead to unfavourable material impacts;

• Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

• Not all other risks are hedged.

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Macro Equity Risk Hedging Strategy

The objective of the macro equity risk hedging program is to maintain our overall earnings sensitivity to public equity market movements within our Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include:

•   Residual equity and currency exposure from variable annuity guarantees not dynamically hedged;

•   General fund equity holdings backing guaranteed, adjustable liabilities and variable universal life; and

•   Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance and foreign exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Products which feature guaranteed liability cash flows (i.e. where the projected net flows are not materially dependent upon economic scenarios) are managed to a target return investment strategy. The products backed by this asset group include:

•

Accumulation annuities (other than annuities with pass-through features), which are primarily short-to-medium-term obligations and offer interest rate guarantees for specified terms on single premiums. Withdrawals may or may not have market value adjustments;

•	Payout annuities, which have no surrender options and include predictable and very long-dated obligations; and
•	Insurance products, with recurring premiums extending many years in the future, and which also include a significant component of very long-dated obligations.

We seek to manage the assets backing these long-dated benefits to achieve a target return sufficient to support the obligations over their lifetime, subject to established risk tolerances and the impact of regulatory and economic capital requirements. Fixed income assets are managed to a benchmark developed to minimize interest rate risk against the liability cash flows. Utilizing ALDA and public equity investments provides a suitable match for long-duration liabilities that also enhances long-term investment returns and reduces aggregate risk through diversification.

For insurance and annuity products where significant pass-through features exist, a total return strategy approach is used, generally combining fixed income with ALDA plus public equity investments. ALDA and public equity may be included to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using portfolio analysis techniques that seek to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and considering management tolerances with respect to short-term income volatility and long-term tail risk exposure. For these pass-through products such as participating insurance and universal life insurance, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees. Shorter duration liabilities such as fixed deferred annuities do not incorporate ALDA plus public equity investments into their target asset mixes. Authority to manage our investment portfolios is delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each group, including interest rate risk tolerances.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management, and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of impact on liability cash flows from policyholder experience/behaviour.

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Foreign Exchange Risk Management Strategy

Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our capital positions and remain within our enterprise foreign exchange risk limits.

Risk from small balance sheet mismatches is accepted if managed within set risk limits. Risk exposures are measured in terms of potential changes in capital ratios, due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models.

Liquidity Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They reflect legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of our balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong. We manage liquidity centrally and closely monitor the liquidity positions of our principal subsidiaries.

We seek to mitigate liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

As at December 31, 2021, the Company held $268.4 billion in cash and cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares, compared with $262.9 billion as at December 31, 2020 as noted in the table below.

As at December 31, ($ millions, unless otherwise stated)	2021	2020
Cash and cash equivalents	$22,594	$26,167
Marketable assets
Government bonds (investment grade)	77,743	79,511
Corporate bonds (investment grade)	138,479	131,930
Securitized — ABS, CMBS, RMBS (investment grade)	2,892	2,989
Public equities	26,706	22,294
Total marketable assets	245,820	236,724
Total cash and cash equivalents and marketable assets(1)	$268,414	$262,891

(1)	Including $6.6 billion encumbered cash and cash equivalents and marketable assets as at December 31, 2021 (2020 – $6.8 billion).

We have established a variety of contingent liquidity sources. These include a $500 million committed unsecured revolving credit facility with certain Canadian chartered banks available for MFC, and a US$500 million committed unsecured revolving credit facility with certain U.S. banks available for MFC and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as of December 31, 2021 (2020 – nil). In addition, John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”), which enables the company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities and U.S. Treasury and Agency securities. As of December 31, 2021, JHUSA had an estimated maximum borrowing capacity of US$4.4 billion (2020 – US$4.8 billion) based on regulatory limitations with an outstanding balance of US$500 million (2020 – US$500 million), under the FHLBI facility.

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The following table outlines the maturity of the Company’s significant financial liabilities.

Maturity of financial liabilities(1)

As at December 31, 2021 ($ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$–	$–	$1,605	$3,277	$4,882
Capital instruments	–	579	–	6,401	6,980
Derivatives	294	387	379	8,978	10,038
Deposits from bank clients(2)	16,091	2,593	2,036	–	20,720
Lease liabilities	89	116	50	70	325

(1) The amounts shown above are net of the related unamortized deferred issue costs.

(2) Carrying value and fair value of deposits from Bank clients as at December 31, 2021 was $20,720 million and $20,746 million, respectively (2020 – $20,889 million and $21,085 million, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2020 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $502.4 billion as at December 31, 2021 (2020 – $496.8 billion).

Market Risk Sensitivities and Market Risk Exposure Measures

Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures

Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2022 to 2042.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see “Publicly Traded Equity Performance Risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance(1)

As at December 31, ($ millions)	2021(2)			2020(2)
	Guarantee value(2)	Fund value	Net amount at risk(2),(3),(4)	Guarantee value(2)	Fund value	Net amount at risk(2),(3),(4)
Guaranteed minimum income benefit	$4,419	$3,603	$918	$4,555	$3,642	$1,064
Guaranteed minimum withdrawal benefit	39,098	41,809	2,233	42,570	44,075	3,128
Guaranteed minimum accumulation benefit	19,820	20,226	12	18,463	18,945	8
Gross living benefits(5)	63,337	65,638	3,163	65,588	66,662	4,200
Gross death benefits(6)	11,105	22,920	618	10,652	19,548	710
Total gross of reinsurance	74,442	88,558	3,781	76,240	86,210	4,910
Living benefits reinsured	3,788	3,102	771	3,917	3,157	895
Death benefits reinsured	639	547	253	685	534	282
Total reinsured	4,427	3,649	1,024	4,602	3,691	1,177
Total, net of reinsurance	$70,015	$84,909	$2,757	$71,638	$82,519	$3,733

(1) The table is not adjusted for the announced U.S. variable annuity reinsurance transaction.

(2) Guaranteed Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. have been updated in 2021 to reflect the time value of money of these claims. This methodology change also had a minor impact on the allocation of fund values between living benefits and death benefits. See footnotes 5 and 6. Values at December 31, 2020 have been restated to reflect this revised methodology.

(3) Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

(4) The amount at risk net of reinsurance at December 31, 2021 was $2,757 million (2020 – $3,733 million) of which: US$1,336 million (2020 – US$1,839 million) was on our U.S. business, $886 million (2020 – $1,159 million) was on our Canadian business, US$53 million (2020 – US$71 million) was on our Japan business and US$87 million (2020 – US$111 million) was related to Asia (other than Japan) and our run-off reinsurance business.

(5) Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 6.

(6) Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

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Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31, ($ millions) Investment category	2021	2020
Equity funds	$52,528	$47,348
Balanced funds	43,783	42,414
Bond funds	10,965	11,944
Money market funds	1,844	2,113
Other fixed interest rate investments	1,917	1,992
Total	$111,037	$105,811

Caution Related to Sensitivities

In the sections that follow, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.

Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures

As outlined above, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance liabilities.

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30%, they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to “Sensitivity of Earnings to Changes in Assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

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Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at December 31, 2021 ($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(2,560)	$(1,480)	$(630)	$440	$750	$960
General fund equity investments(5)	(1,430)	(890)	(440)	450	880	1,320
Total underlying sensitivity before hedging	(3,990)	(2,370)	(1,070)	890	1,630	2,280
Impact of macro and dynamic hedge assets(6)	2,060	1,190	500	(470)	(820)	(1,110)
Net potential impact on net income attributed to shareholders after impact of hedging	$(1,930)	$(1,180)	$(570)	$420	$810	$1,170

As at December 31, 2020 ($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,150)	$(1,850)	$(800)	$600	$1,040	$1,350
General fund equity investments(5)	(1,350)	(840)	(410)	380	760	1,130
Total underlying sensitivity before hedging	(4,500)	(2,690)	(1,210)	980	1,800	2,480
Impact of macro and dynamic hedge assets(6)	2,420	1,410	600	(620)	(1,110)	(1,480)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,080)	$(1,280)	$(610)	$360	$690	$1,000

(1) See “Caution Related to Sensitivities” above.

(2) The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, excluding impacts from asset-based fees earned on assets under management and policyholder account value.

(3) Please refer to “Sensitivity of Earnings to Changes in Assumptions” section below for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4) Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(5) This impact for general fund equity investments includes general fund investments supporting our policy liabilities, investment in seed money investments (in segregated and mutual funds made by Corporate and Other segment) and the impact on policy liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6) Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

The following table shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Potential immediate impact on MLI’s LICAT ratio arising from public equity returns different than the expected returns assumed in the valuation of policy liabilities(1),(2),(3)

	Impact on MLI’s LICAT ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
December 31, 2021	(1)	–	–	–	1	–
December 31, 2020	(3)	(1)	(1)	–	–	(1)

(1)

See “Caution Related to Sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)

The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)

OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

Interest Rate and Spread Risk Sensitivities and Exposure Measures

At December 31, 2021, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point parallel increase in interest rates to be neutral.

The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative (currently zero floor applies to all countries we operate in except Japan), relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

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As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the ASB. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impact on net income attributed to shareholders does not take into account any future potential changes to our URR assumptions or calibration criteria for stochastic risk-free rates. In June 2021, the ASB issued a new promulgation with reductions to the URR and updates to the calibration criteria for stochastic risk-free rates. The updated standard included a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and was effective October 15, 2021. At December 31, 2021, we estimated the sensitivity of our net income attributed to shareholders to a 10 basis point reduction in the URR in all geographies, and a corresponding change to stochastic risk-free modeling, to be a charge of $350 million (post-tax); and note that the impact of changes to the URR are not linear. The long-term URR for risk-free rates in Canada is prescribed at 2.9% and we use the same assumption for the U.S. Our assumption for Japan is 1.5%.

The potential impact on net income attributable to shareholders does not take into account other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact on net income attributed to shareholders also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.

The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, below). More information on ALDA can be found under the section “Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures”, below.

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT ratios and vice-versa.

The following table shows the potential impact on net income attributed to shareholders as well as the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI’s LICAT ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	2021			2020
As at December 31,	-50bp	+50bp		-50bp		+50bp

Net income attributed to shareholders ($ millions)	$(200)	$	nil	$	nil	$(100)
Changes in other comprehensive income from fair value changes in AFS fixed income assets held in the Corporate and Other segment ($ millions)	2,100		(1,900)		2,100	(1,900)

MLI’s LICAT ratio (change in percentage points)(5)	5		(4)		8	(7)

(1) See “Caution Related to Sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2) Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3) The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.

(4) Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.

(5) LICAT impacts include realized and unrealized fair value changes in AFS fixed income assets. LICAT impacts do not reflect the impact of the scenario switch discussed below.

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The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT ratio arising from changes to corporate spreads and swap spreads relative to spreads assumed in the valuation of policy liabilities(1),(2),(3)

Corporate spreads(4),(5)	2021		2020
As at December 31,	-50bp	+50bp	-50bp	+50bp

Net income attributed to shareholders ($ millions)(6)	$(600)	$500	$(1,000)	$900
MLI’s LICAT ratio (change in percentage points)(7)	(3)	4	(4)	4

Swap spreads	2021		2020
As at December 31,	-20bp	+20bp	-20bp	+20bp
Net income attributed to shareholders ($ millions)	$ nil	$ nil	$ nil	$ nil
MLI’s LICAT ratio (change in percentage points)(7)	nil	nil	nil	nil

(1) See “Caution Related to Sensitivities” above.

(2) The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3) Sensitivities are based on projected asset and liability cash flows.

(4) Corporate spreads are assumed to grade to the long-term average over five years.

(5) As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6) The sensitivity on net income attributed to shareholders due to changes in corporate spreads decreased significantly as at December 31, 2021 compared with December 31, 2020, as the rise in risk-free interest rates reduced projected reinvestments in the actuarial valuation models.

(7) LICAT impacts include realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

Swap spreads remain at low levels, and if they were to rise, this could generate material charges to net income attributed to shareholders.

LICAT Scenario Switch

Typically, a reduction in interest rates improves LICAT ratios and vice-versa. However, when interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI guidelines for LICAT.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.

We estimate the potential impact of a switch in the scenarios would be approximately a one-time seven percentage point decrease in MLI’s LICAT ratio. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the OSFI Advisory effective January 1, 2021.

The potential negative impact of a switch in scenarios is not reflected in the stated risk-free rate and corporate spread sensitivities, as it is a one-time impact. After this one-time event, further decreases in risk-free interest rates would continue to improve the LICAT capital position, similar to the sensitivity above.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in interest rates and/or corporate spreads.

Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures

The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to “Sensitivity of Earnings to Changes in Assumptions” below, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to oil and gas.

[1]	LICAT geographic locations include North America, the United Kingdom, Europe, Japan, and Other Region.

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Potential impact on net income attributed to shareholders and MLI LICAT ratio arising from changes in ALDA returns relative to returns assumed in the valuation of policy liabilities(1),(2),(3),(4),(5),(6)

As at December 31, ($ millions)	2021		2020
	-10%	+10%	-10%	+10%
Net income attributed to shareholders
Real estate, agriculture and timber assets	$(1,400)	$1,400	$ (1,600)	$1,400
Private equities and other ALDA	(1,900)	1,800	(2,000)	1,900
Total	$(3,300)	$3,200	$ (3,600)	$3,300
MLI’s LICAT ratio (change in percentage points)	(4)	3	(5)	4

(1) See “Caution Related to Sensitivities” above.

(2) This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings or (ii) any gains or losses on ALDA held in the Corporate and Other segment.

(3) The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4) Net income impact does not consider any impact of the market correction on assumed future return assumptions.

(5) Please refer to “Sensitivity of Earnings to Changes in Assumptions” section below for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6) The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.

Foreign Exchange Risk Sensitivities and Exposure Measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign exchange rate changes. As at December 31, 2021, we did not have a material unmatched currency exposure.

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies.

Potential impact on core earnings of changes in foreign exchange rates(1),(2)

	2021		2020
As at December 31, ($ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$ (400)	$400	$ (390)	$390
10% change in the Canadian dollar relative to the Japanese yen	(40)	40	(40)	40

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Measures” below for more information.
(2)	See “Caution Related to Sensitivities” above.

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

Liquidity Risk Exposure Strategy

We manage liquidity levels of the consolidated group and key subsidiaries against established thresholds. These thresholds are based on liquidity stress scenarios over different time horizons.

Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk related to these instruments, in particular the movement of “over-the-counter” derivatives to central clearing in the U.S. and Japan places an emphasis on cash as the primary source of liquidity as opposed to security holdings. The market value of our derivative portfolio is therefore regularly stress tested to assess the potential collateral and cash settlement requirements under various market conditions.

Manulife Bank (the “Bank”) has a standalone liquidity risk management framework. The framework includes stress testing, cash flow modeling, a funding plan and a contingency plan. The Bank has an established securitization infrastructure which enables the Bank to access a range of funding and liquidity sources. The Bank models extreme but plausible stress scenarios that demonstrate that the Bank has a sufficient pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities, which when combined with the Bank’s capacity to securitize residential mortgage assets provides sufficient liquidity to meet potential requirements under these stress scenarios.

Similarly, Global WAM has a standalone liquidity risk management framework for the business managing assets or manufacturing investment products for third-party clients. We maintain fiduciary standards to ensure that client and regulatory expectations are met in relation to the liquidity risks taken within each investment. Additionally, we regularly monitor and review the liquidity of our investment products as part of our ongoing risk management practices.

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Market Risk Factors

Our most significant source of publicly traded equity risk arises from equity-linked products with guarantees, where the guarantees are linked to the performance of the underlying funds.

•

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with equity-linked investments such as variable annuity and segregated fund products, general fund investments in publicly traded equities and mutual funds backing general fund product liabilities.

•

Market conditions resulting in reductions in the asset value we manage has an adverse effect on the revenues and profitability of our investment management business, which depends on fees related primarily to the values of assets under management and administration.

•

Guaranteed benefits of variable annuity and segregated funds are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in net income attributed to shareholders and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset-based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products.

•

Where publicly traded equity investments are used to support general fund product liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the investment losses will reduce net income attributed to shareholders.

•

For products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, which may increase policy liabilities and reduce net income attributed to shareholders. A reduction in the outlook for expected future returns for publicly traded equities, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. Furthermore, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

•

Expected long-term annual market growth assumptions for public equities for key markets are based on long-term historical observed experience. See “Critical Actuarial and Accounting Policies” below for the rates used in the stochastic valuation of our segregated fund guarantee business. The calibration of the economic scenario generators that are used to value segregated fund guarantee business complies with current CIA Standards of Practice for the valuation of these products. Implicit margins, determined through stochastic valuation processes, lower net yields used to establish policy liabilities. Assumptions used for public equities backing liabilities are also developed based on historical experience but are constrained by different CIA Standards of Practice and differ slightly from those used in stochastic valuation. Alternative asset return assumptions vary based on asset class but are largely consistent, after application of valuation margins and differences in taxation, with returns assumed for public equities.

We experience interest rate and spread risk within the general fund primarily due to the uncertainty of future returns on investments.

•

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments. The risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and invested or reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders. A rapid rise in interest rates may also result in losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits, if customers surrender to take advantage of higher interest rates on offer elsewhere. In contrast, in a lower interest rate environment, borrowers may prepay or redeem fixed income securities, mortgages and loans with greater frequency in order to borrow at lower market rates, potentially reducing the returns on our investment portfolio, if there are no make whole conditions. Substantially all our fixed income securities, mortgages and loans portfolio include make whole conditions.

•

The valuation of policy liabilities reflects assumptions for the yield on future investments and the projected cash flows associated with interest rate hedges. A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments but favourably impact the value of lengthening interest rate hedges. Conversely, a general increase in interest rates, without a change in corporate bond spreads and swap spreads, will increase the assumed yield on future investments, but unfavourably impact the value of lengthening interest rate hedges. The Company’s disclosed estimated impact from interest rate movements reflects a parallel increase and decrease in interest rates of specific amounts. The impact from non-parallel movements may be different from the estimated impact of parallel movements. For further information on interest rate scenarios refer to “Interest Rate and Spread Risk Sensitivities and Exposure Measures”. In addition, decreases in corporate bond spreads or increases in swap spreads should generally result in an increase in policy liabilities and a reduction in net income attributed to shareholders, while an increase in corporate bond spreads or a decrease in swap spreads should generally have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass-through investment returns to policyholders.

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•

For segregated fund and variable annuity products that contain investment guarantees in the form of benefit guarantees, a sustained increase in interest rate volatility or a decline in interest rates would increase the costs of hedging the benefit guarantees provided. The impact of changes in interest rates are managed within the variable annuity dynamic hedging program.

We experience ALDA performance risk when actual returns are lower than expected returns.

•	ALDA performance risk arises from general fund investments in directly-owned real estate, timber properties, farmland properties, infrastructure, oil and gas assets, and private equities.
•

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. ALDA assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, there will be a negative impact to the net income attributed to shareholders. A reduction in the outlook for expected future returns for ALDA, which could result from a variety of factors such as a fundamental change in future expected economic growth or declining risk premiums due to increased competition for such assets, would increase policy liabilities and reduce net income attributed to shareholders. Further, if returns on certain external asset benchmarks used to determine permissible assumed returns under the CIA Standards of Practice are lower than expected, expected future returns will be adjusted accordingly and the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

•

The value of oil and gas assets could be adversely affected by declines in energy prices as well as by a number of other factors including production declines, uncertainties associated with estimating oil and natural gas reserves, difficult economic conditions, changes in consumer preferences to transition to a low-carbon economy, competition from renewable energy providers and geopolitical events. Changes in government regulation of the oil and gas industry, including environmental regulation, carbon taxes and changes in the royalty rates resulting from provincial royalty reviews, could also adversely affect the value of our oil and gas investments.

•

Difficult economic conditions could result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would adversely impact the value of our real estate investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail. Our commercial real estate investments may be negatively impacted by the trends solidified by COVID-19, including the digitization of work and the transformation of physical retail. Declining valuation multiples in the public equity market would also likely cause values to decline in our private equity portfolio. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

•

Our timberland and farmland holdings are exposed to natural risks, such as prolonged drought, wildfires, insects, windstorms, flooding, and climate change. We are generally not insured for these types of risks but seek to mitigate their impact through portfolio diversification and prudent operating practices.

•	More broadly, a rising interest rate environment could result in the value of some of our ALDA investments declining, particularly those with fixed contractual cash flows such as real estate.
•

The negative impact of changes in these factors can take time to be fully reflected in the valuations of private investments, including ALDA, especially if the change is large and rapid, as market participants adjust their forecasts and better understand the potential medium to long-term impact of such changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods.

•

We rely on a diversified portfolio of ALDA to generate relatively stable investment returns. Diversification benefits may be reduced at times, especially during a period of economic stress, which would adversely affect portfolio returns.

•

The Company determines investment return assumptions for ALDA in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, the investment return assumption for these assets should not result in a lower reserve than an assumption based on a historical-return benchmark for public equities in the same jurisdiction. As a result, the impact of changes in the historical returns for public equity benchmarks may result in an update to our investment return assumptions for ALDA.

Our liabilities are valued based on an assumed asset investment strategy over the long-term.

•

We develop an investment strategy for the assets that back our liabilities. The strategy involves making assumptions on the kind of assets in which we will invest and the returns such assets will generate.

•

We may not be able to implement our investment strategy as intended due to a lack of assets available at the returns we assume. This may result in a change in investment strategy and/or assumed future returns, thus adversely impacting our financial results.

•	From time to time we may decide to adjust our portfolio asset mix which may result in adverse impacts to our financial results for one or more periods.

We experience foreign exchange risk as a substantial portion of our business is transacted in currencies other than Canadian dollars.

•

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders’ equity would decline. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect and would increase net income attributed to shareholders and shareholders’ equity.

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The Company’s hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks.

•

Our hedging strategies rely on the execution of derivative transactions in a timely manner. Market conditions can limit availability of hedging instruments, requiring us to post additional collateral, and can further increase the costs of executing derivative transactions. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets increase.

•

The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies, there may be additional unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities will be offset by losses from our hedging positions. For further information pertaining to counterparty risks, refer to the risk factor “If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate”.

•

Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

•

Policy liabilities for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities meet the CIA calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

•

The level of guarantee claims returns or other benefits ultimately paid will be impacted by policyholder longevity and policyholder behaviour including the timing and amount of withdrawals, lapses, fund transfers and contributions. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder behaviour since the impact of actual policyholder longevity and policyholder behaviour variances cannot be hedged using capital markets instruments. The efficiency of our market risk hedging is directly affected by accuracy of the assumptions related to policyholder longevity and policyholder behaviour.

Changes in market interest rates may impact our net income attributed to shareholders and capital ratios.

•

A prolonged low or negative (nominal or real) interest rate environment may result in charges related to lower fixed income reinvestment assumptions and an increase in new business strain until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:

¡	Low interest rates could negatively impact sales;
¡	Lower risk-free rates tend to increase the cost of hedging, and as a result the offering of guarantees could become uneconomic;
¡

The reinvestment of cash flows into low yielding bonds could result in lower future earnings due to lower returns on surplus and general account assets supporting in-force liabilities, and due to guarantees embedded in products including minimum guaranteed rates in participating and adjustable products;

¡	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes;
¡	Lower interest rates could contribute to potential impairments of goodwill;
¡	Lower interest rates could lead to lower mean bond parameters used for the stochastic valuation of segregated fund guarantees, resulting in higher policy liabilities;
¡	Lower interest rates would also reduce expected earnings on in-force policies;
¡	A prolonged low or negative interest rate environment may also result in the ASB lowering the promulgated URR and require us to increase our provisions;
¡	Lower interest rates could also trigger a switch to a more adverse prescribed interest stress scenario, increasing LICAT capital. See “LICAT Scenario Switch” above;
¡

The difference between the current investable returns and the returns used in pricing new business are generally capitalized when new business is written. Lower interest rates result in higher new business strain until products are re-priced or interest rates increase; and

¡

Fixed income reinvestment rates other than the URR are based on current market rates. The net income sensitivity to changes in current rates is outlined in the section “Interest Rate and Spread Risk Sensitivities and Exposure Measures” above.

•

A rapid rise in interest rates could lead to customers surrendering policies and we may incur losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits.

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The global interest rate benchmark reform, leading to the transition away from LIBOR / IBOR to alternative reference rates based on risk-free rates, may impact the value of our IBOR-based financial instruments.

•

Manulife holds different types of instruments, including derivatives, bonds, loans and other floating rate instruments that reference LIBOR (London Interbank Offered Rate) or other Interbank Offered Rates (IBORs). As previously announced by the U.K. Financial Conduct Authority (FCA) in July 2017, the FCA will no longer compel panel banks to submit rate information used to determine LIBOR post 2021. On March 5, 2021, the Intercontinental Exchange Benchmark Administration, the administrator of LIBOR, announced that it will cease the publication of one-week and two-month USD LIBOR and all non-USD (GBP, EUR, CHF and JPY) LIBOR settings at the end of December 2021, but will extend the publication of the remaining USD LIBOR tenors (overnight and one, three, six and 12 month USD LIBOR) until the end of June 2023. In addition, on June 22, 2021, OSFI published a letter setting out their expectation that Federally Regulated Financial Institutions (FRFIs) will stop using USD LIBOR as a reference rate as soon as possible and will not enter into transactions referencing these rates after December 31, 2021. On December 16, 2021, the Canadian Alternative Reference Rate (CARR) working group recommended that Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of Canadian Dollar Offered Rate (CDOR), cease publication of all of CDOR’s remaining tenors after June 30, 2024. The decision to ultimately cease CDOR lies solely with RBSL.

•

Any changes to or discontinuation of LIBOR / IBOR or change to an alternative reference rate may adversely affect the valuation of our existing interest-rate linked and derivatives securities we hold, the effectiveness of those derivatives in mitigating our risks, securities we have issued, or other assets, liabilities and other contractual rights and obligations whose value is tied to LIBOR / IBOR or to a LIBOR / IBOR alternative. Furthermore, depending on the nature of the alternative reference rate, we may become exposed to additional risks such as legal settlement risk associated with instruments having inadequate fallback language.

•

To ensure a timely transition to alternative reference rates, Manulife has established an enterprise-wide program and governance structure across functions to identify, measure, monitor and manage financial and non-financial risks of transition. Manulife’s enterprise-wide program focuses on quantifying our exposures to various IBORs, evaluating contract fallback language, contract remediation, risk management, assessing accounting and tax implications, and ensuring operational readiness for IT systems, models, processes and controls. We continue to monitor market developments, changes and guidance from regulators, and adjust our project plan to align with updated timelines. We have successfully transitioned our exposures to LIBOR rates that decommissioned on December 31, 2021 and we are on track with our transition activities for upcoming USD LIBOR and other IBORs cessation dates.

Liquidity risk is impacted by various factors, including but not limited to, capital and credit market conditions, re-pricing risk on letters of credit, collateral pledging obligations, and reliance on confidence sensitive deposits.

•	Adverse market conditions may significantly affect our liquidity risk.

¡

Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets or increase borrowing costs.

¡	Liquid assets are required to pledge as collateral to support activities such as the use of derivatives for hedging purposes and to cover cash settlement associated with such derivatives.
¡

The principal sources of our liquidity are cash, insurance and annuity premiums, fee income earned on AUM, cash flow from our investment portfolios, and our assets that are readily convertible into cash, including money market securities. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities. In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases due to a significant market downturn.

•	Increased cleared derivative transactions coupled with margin rules on non-cleared derivatives could adversely impact our liquidity risk.

¡

Over time our existing over-the-counter derivatives will migrate to clearing houses, or the Company and its counterparties may have the right to cancel derivative contracts after specific dates or in certain situations such as a ratings downgrade, which could accelerate the transition to clearing houses. Cleared derivatives are subject to both initial and variation margin requirements, and a more restrictive set of eligible collateral than non-cleared derivatives.

¡	In addition, initial margin rules for new non-cleared derivatives have been implemented since September 1, 2021, which may further increase our liquidity needs over time.

•	We are exposed to re-pricing risk on letters of credit.

¡

In the normal course of business, third-party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to re-pricing risk and under adverse conditions increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. As at December 31, 2021, letters of credit for which third parties are

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beneficiaries, in the amount of $99 million, were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2021.

•	Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity.

¡

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2021, total pledged assets were $9,896 million, compared with $10,362 million as of December 31, 2020.

•	Our bank subsidiary relies on confidence sensitive deposits.

¡

Manulife Bank is a wholly owned subsidiary of our Canadian life insurance operating company, MLI. The Bank is principally funded by retail deposits. A real or perceived problem with the Bank or its parent companies could result in a loss of confidence in the Bank’s ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. A substantial portion of the Bank’s deposits are demand deposits that can be withdrawn at any time, while the majority of the Bank’s assets are first residential mortgages in the form of home equity lines of credit, which represent long-term funding obligations. If deposit withdrawal speeds exceed our extreme stress test assumptions, the Bank may be forced to sell assets at a loss to third parties or call the home equity lines of credit.

The declaration and payment of dividends and the amount thereof is subject to change.

•

The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the “Preferred Shares”) and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory and contractual restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of MFC may reduce, defer or eliminate MFC’s common share dividend in the future.

•

The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the Preferred Shares have a fixed rate of dividend.

•

See “Government Regulation” and “Dividends” in MFC’s Annual Information Form dated February 9, 2022 for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Please read below for details on factors that could impact our level of credit risk and the strategies used to manage this risk:

Credit Risk Management Strategy

Credit risk is governed by the Credit Committee which oversees the overall credit risk management program. The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily public and private investment grade bonds and commercial mortgages. We have a program for selling Credit Default Swaps (“CDS”) that employs a highly selective, diversified and conservative approach. CDS decisions follow the same underwriting standards as our cash bond portfolio. Our credit granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign a risk rating, based on a standardized 22-point scale consistent with those of external rating agencies, following a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the counterparty. We assess and update risk ratings regularly. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. Major credit decisions are approved by the Credit Committee and the largest decisions are approved by the CEO and, in certain cases, by the Board.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating (generally A- from internationally recognized rating agencies). We measure both bilateral and

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exchange-traded derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities net of collateral held. The creditworthiness of all reinsurance counterparties is reviewed internally on a regular basis.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality and, where appropriate, taking corrective action. Prompt identification of problem credits is a key objective.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments.

Our credit policies, procedures and investment strategies are established under a strong governance framework and are designed to ensure that risks are identified, measured and monitored consistent with our risk appetite. We seek to actively manage credit exposure in our investment portfolio to reduce risk and minimize losses, and derivative counterparty exposure is managed proactively. However, we could experience volatility on a quarterly basis and losses could potentially rise above long-term expected and historical levels.

Credit Risk Exposure Measures

Allowances for losses on loans are established taking into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. Additionally, we make general provisions for credit losses from future asset impairments in the determination of policy liabilities. The amount of the provision for credit losses included in policy liabilities is established through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. To the extent that an asset is written off, or disposed of, any allowance and general provisions for credit losses are released.

Our general provision for credit losses included in policyholder liabilities as at December 31, 2021 was $4,109 million compared with $4,387 million as at December 31, 2020. This provision represents 1.5% of our fixed income assets1 supporting policy liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2021.

As at December 31, 2021 and December 31, 2020, the impact of a 50% increase in fixed income credit default rates over the next year in excess of the rates assumed in policy liabilities, would reduce net income attributed to shareholders by $70 million and $80 million, respectively.

Credit downgrades of fixed income investments would adversely impact our regulatory capital, as required capital levels for these investments are based on the credit quality of each instrument. In addition, credit downgrades could also lead to a higher general provision for credit losses than had been assumed in policy liabilities, resulting in an increase in policy liabilities and a reduction in net income attributed to shareholders. The estimated impact of a one-notch2 ratings downgrade across 25% of fixed income assets would result in an increase to policy liabilities and a decrease to our net income attributed to shareholders of $300 million post-tax. This ratings downgrade would result in a one percentage point reduction to our LICAT ratio.

Approximately 11% of the impact from the one-notch ratings downgrade on our policy liabilities and net income attributed to shareholders noted above relates to fixed income assets rated below investment grade. Approximately 1% of our fixed income assets as of December 31, 2021 is rated below investment grade. The table below shows net impaired assets and allowances for loan losses.

Net Impaired Assets and Loan Losses

As at December 31, ($ millions, unless otherwise stated)	2021	2020
Net impaired fixed income assets	$228	$296
Net impaired fixed income assets as a % of total invested assets	0.053%	0.072%
Allowance for loan losses	$44	$107

Credit Risk Factors

Borrower or counterparty defaults or downgrades could adversely impact our earnings.

Worsening regional and global economic conditions could result in borrower or counterparty defaults or downgrades and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

[1]	Includes debt securities, private placements and mortgages.
[2]	A one-notch downgrade is equivalent to a ratings downgrade from A to A- or BBB- to BB+.

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Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset-backed securities, and consumer loans. These assets are generally carried at fair value, but changes in value that arise from a credit-related impairment are recorded as a charge against income. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Volatility may arise from defaults and downgrade charges on our invested assets and as a result, losses could potentially rise above long-term expected levels. Net impaired fixed income assets were $228 million, representing 0.05% of total general fund invested assets as at December 31, 2021, compared with $295 million, representing 0.07% of total general fund invested assets as at December 31, 2020.

If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate.

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The Company uses derivative financial instruments to mitigate exposures to public equity, foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2021, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,132 million (2020 – $4,110 million). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (2020 – nil). As at December 31, 2021, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $18,226 million (2020 – $28,685 million) compared with $294 million after taking into account master netting agreements and the benefit of fair value of collateral held (2020 – $119 million). The exposure to any counterparty would grow if, upon the counterparty’s default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace that derivative with another counterparty, the gain on the derivatives subsequent to the counterparty’s default would not be backed by collateral.

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The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we had reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves, adversely impacting our net income attributed to shareholders and capital position. In addition, the Company has over time sold certain blocks of business to third-party purchasers using reinsurance. To the extent that the reinsured contracts are not subsequently novated to the purchasers, we remain legally liable to the insureds. Should the purchasers be unable or unwilling to fulfill their contractual obligations under the reinsurance agreement, we would need to increase policy liabilities resulting in a charge to net income attributed to shareholders. To reduce credit risk, the Company may require purchasers to provide collateral for their reinsurance liabilities.

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We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2021, the Company had loaned securities (which are included in invested assets) valued at approximately $564 million, compared with $889 million as at December 31, 2020.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position.

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The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline, in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the financial condition of the issuer; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavourable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

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Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

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Product Risk

We make a variety of assumptions related to the expected future level of claims, policyholder behaviour, expenses, reinsurance costs and sales levels when we design and price products, and when we establish policy liabilities. Product risk is the risk of failure to design, implement and maintain a product or service to achieve these expected outcomes and the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Assumptions for expenses include assumptions related to future maintenance expense levels and volume of the business.

Please read below for details on factors that could impact our level of product risk and the strategies used to manage this risk:

Product Risk Management Strategy

Product risk is governed by the Product Oversight Committee for the insurance business and by the Global WAM Risk Committee for Global WAM business.

Product Oversight Committee

The Product Oversight Committee oversees the overall insurance risk management program. The Product Oversight Committee has established a broad framework for managing insurance risk under a set of policies, standards and guidelines, to ensure that our product offerings align with our risk-taking philosophy and risk limits, and achieve acceptable profit margins. These cover:

•	product design features
•	use of reinsurance
•	pricing models and software
•	internal risk based capital allocations
•	target profit objectives
•	pricing methods and assumption setting
•	stochastic and stress scenario testing
•	required documentation
•	review and approval processes
•	experience monitoring programs

In each business unit that sells insurance, we designate individual pricing officers who are accountable for pricing activities, chief underwriters who are accountable for underwriting activities and chief claims risk managers who are accountable for claims activities. Both the pricing officer and the general manager of each business unit approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, in accordance with global policies and standards. Risk management functions provide additional oversight, review and approval of material product and pricing initiatives, as well as material underwriting initiatives. Actuarial functions provide oversight review and approval of policy liability valuation methods and assumptions. In addition, both risk and actuarial functions review and approve new reinsurance arrangements. We perform annual risk and compliance self-assessments of the product development, pricing, underwriting and claims activities of all insurance businesses. To leverage best practices, we facilitate knowledge transfer between staff working with similar businesses in different geographies.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies (see “Risk Management and Risk Factors – Product Risk Factors – External market conditions determine the availability, terms and cost of reinsurance protection”, below). Our current global life retention limit is US$30 million for individual policies (US$35 million for survivorship life policies) and is shared across businesses. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risks. We seek to actively manage the Company’s aggregate exposure to each of policyholder behaviour risk and claims risk against enterprise-wide economic capital limits. Policyholder behaviour risk limits cover the combined risk arising from policy lapses and surrenders, withdrawals and other policyholder driven activity. The claims risk limits cover the combined risk arising from mortality, longevity and morbidity.

Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to policy liabilities as appropriate.

Global WAM Product Risk Management Committee

Global WAM product risk is governed by the Global WAM Risk Management Committee, which reviews and approves notable new products prior to launch. This committee has established a framework for managing risk under a set of policies, standards and guidelines to ensure that notable product offerings align with Global WAM risk-taking philosophy and risk appetite.

The Global WAM Risk Management Committee also provides oversight of notable changes to existing products/solutions on the various Global WAM platforms.

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Product Risk Factors

Losses may result should actual experience be materially different than that assumed in the valuation of policy liabilities.

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Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make. (See “Critical Actuarial and Accounting Policies” below).

We may be unable to implement necessary price increases on our in-force businesses or may face delays in implementation.

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We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. For some in-force business regulatory approval for price increases may not be required. However, regulators or policyholders may nonetheless seek to challenge our authority to implement such increases. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities could increase accordingly and reduce net income attributed to shareholders.

Evolving legislation related to genetic testing could adversely impact our underwriting abilities.

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Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers’ access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life-threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.

Life and health insurance claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale human-made disasters and acts of terrorism.

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Claims resulting from catastrophic events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or harm our financial condition. Large-scale catastrophic events may also reduce the overall level of economic activity, which could hurt our business and our ability to write new business. It is possible that geographic concentration of insured individuals could increase the severity of claims we receive from future catastrophic events. The effectiveness of external parties, including governmental and nongovernmental organizations, in combating the severity of such an event is outside of our control and could have a material impact on the losses we experience.

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The cost of health insurance benefits may be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be increased by an unexpected increase in life expectancy. For example, advances in technology could lead to longer lives through better medical treatment or better disease prevention. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience, or a rapid rise in interest rates could increase the attractiveness of alternatives for customers holding products that offer contractual surrender benefits that are not market value adjusted, which could also contribute to adverse policyholder behaviour experience. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, anti-selective lapse behaviour, underwriting process failures, anti-selective policyholder behaviour due to greater consumer accessibility to home-based medical screening, or other factors.

•	For information on the implications of COVID-19 on our product risk, please refer to “Pandemic risk and potential implications of COVID-19” below.

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

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As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review and optimize their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, the reinsurer’s ability to raise rates is restricted by a number of terms in our reinsurance contracts, which we seek to enforce. We believe our reinsurance provisions are appropriate; however, there can be no assurance regarding the impact of future rate increase actions taken by our reinsurers. Accordingly, future rate increase actions by our reinsurers could result in accounting charges, an increase in the cost of reinsurance and the assumption of more risk on business already reinsured.

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In addition, an increase in the cost of reinsurance could also adversely affect our ability to write future business or result in the assumption of more risk with respect to policies we issue. Premium rates charged on new policies we write are based, in part, on the assumption that reinsurance will be available at a certain cost. Certain reinsurers may attempt to increase the rates they charge us for new policies we write, and for competitive reasons, we may not be able to raise the premium rates we charge for newly written policies to offset the increase in reinsurance rates. If the cost of reinsurance were to increase, if reinsurance were to become unavailable and if

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alternatives to reinsurance were not available, our ability to write new policies at competitive premium rates could be adversely affected.

Operational Risk

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy breaches, human resource management failures, processing errors, modelling errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to our reputation. Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and insurance risk.

Please read below for details on factors that could impact our level of operational risk and the strategies used to manage this risk:

Operational Risk Management Strategy

Our corporate governance practices, corporate values, and integrated enterprise-wide approach to managing risk set the foundation for mitigating operational risks. This base is further strengthened by internal controls and systems, compensation programs, and seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark these compensation practices against peer companies.

We have an enterprise operational risk management framework that sets out the processes we use to identify, assess, manage, mitigate and report on significant operational risk exposures. Execution of our operational risk management strategy supports the drive towards a focus on the effective management of our key global operational risks. We have an Operational Risk Committee, which is the main decision-making committee for all operational risk matters and which has oversight responsibility for operational risk strategy, management and governance. We have enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation.

Legal and Regulatory Risk Management Strategy

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every segment. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company’s employees aware of the laws and regulations that affect it, and the risks associated with failing to comply. Segment Compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and allows significant issues to be escalated and proactively mitigated. Among these processes and business practices are: privacy (i.e. handling of personal and other confidential information), sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing, product design, the Ethics Hotline, and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services, Global Compliance and Segment Compliance personnel periodically assess the effectiveness of the system of internal controls. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” in MFC’s Annual Information Form dated February 9, 2022 and note 18 of the 2021 Annual Consolidated Financial Statements.

Business Continuity Risk Management Strategy

We have an enterprise-wide business continuity and disaster recovery program. This includes policies, plans and procedures that seek to minimize the impact of natural or human-made disasters, and is designed to ensure that key business functions can continue normal operations in the event of a major disruption. Each business unit is accountable for preparing and maintaining detailed business continuity plans and processes. The global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical functions. The business continuity team establishes and regularly tests crisis management plans and global crisis communications protocols. We maintain off-site data backup facilities and/or failover capabilities as required to manage the risk of downtime and to accelerate system recovery when needed.

Technology & Information Security Risk Management Strategy

Our Technology Risk Management function provides strategy, direction, and oversight and facilitates governance for all technology risk domain activities across the Company. The scope of this function includes: reducing information risk exposures by introducing a robust enterprise information risk management framework and supporting infrastructure for proactively identifying, managing, monitoring and reporting on critical information risk exposures; promoting transparency and informed decision-making by building and maintaining information risk profiles and risk dashboards for Enterprise Technology & Services and segments aligned with enterprise and operational risk reporting; providing advisory services to Global Technology and the segments around current and emerging technology risks and their impact to the Company’s information risk profile; and reducing vendor information risk exposures by incorporating sound information risk management practices into sourcing, outsourcing and offshoring initiatives and programs.

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The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer, seeks to mitigate information security risks. This program establishes the information and cyber security framework for the Company, including governance, policies and standards, and appropriate controls to protect information and computer systems. We also have ongoing security awareness training sessions for all employees.

Many jurisdictions in which we operate are implementing more stringent privacy legislation. Our global privacy program, overseen by our Chief Privacy Officer, seeks to manage the risk of privacy breaches. It includes policies and standards, ongoing monitoring of emerging privacy legislation, and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution.

In addition, the Chief Information Risk Officer, the Chief Privacy Officer, and their teams work closely on information security and privacy matters.

Human Resource Risk Management Strategy

We have a number of human resource policies, practices and programs in place that seek to manage the risks associated with attracting and retaining top talent. These include recruiting programs at every level of the organization, training and development programs for our individual contributors and people leaders, initiatives to help increase diversity, equity and inclusion, employee engagement surveys, and competitive compensation programs that are designed to attract, motivate and retain high-performing and high-potential employees.

Model Risk Management Strategy

We have designated model risk management teams working closely with model owners and users that seek to manage model risk. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound and used as intended, and to assess the appropriateness of the calculations and outputs.

Third-Party Risk Management Strategy

Our governance framework to address third-party risk includes appropriate policies (such as our Global Outsourcing, Global Risk Management and Vendor Management policies), standards and procedures, and monitoring of ongoing results and contractual compliance of third-party arrangements.

Initiative Risk Management Strategy

To seek to ensure that key initiatives are successfully implemented and monitored by management, we have a Global Strategy and Transformation Office, which is responsible for establishing policies and standards for initiative management. Our policies, standards and practices are benchmarked against leading practices.

The following section describes details on potential Operational Risk factors:

Operational Risk Factors

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.

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We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, brand, support services and compensation and product features. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations.

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We compete with other insurance companies and financial institutions for qualified executives, employees and agents. We must attract and retain top talent to maintain our competitive advantage. Failure to attract and retain the best people could adversely impact our business.

If we are unable to complete key projects on time, on budget, and capture planned benefits, our business strategies and plans, and operations may be impaired.

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We must successfully deliver a number of key projects in order to implement our business strategies and plans. If we are unable to complete these projects in accordance with planned schedules, and to capture projected benefits, there could be a material adverse effect on our business and financial condition.

Key business processes may fail, causing material loss events and impacting our customers and reputation.

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A large number of complex transactions are performed by the organization, and there is risk that errors may have significant impact on our customers or result in a loss to the organization. Controls are in place that seek to ensure processing accuracy for our most significant business processes, and escalation and reporting processes have been established for when errors do occur.

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The interconnectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated.

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Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for the Company’s Global WAM segment or its Treasury function, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group. Further, failure to consider these inter-relationships in our modeling and financial and strategic decision-making processes could have a negative impact on our operations.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition.

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We have devoted significant resources to develop our risk management policies, procedures and strategies and expect to continue to do so in the future. Nonetheless, there is a risk that our policies, procedures and strategies may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. Future behaviour may be very different from past behaviour, especially if there are some fundamental changes that affect future behaviour. As an example, the increased occurrence of negative interest rates can make it difficult to model future interest rates as interest rate models have been generally developed for an environment of positive interest rates. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation and/or reporting of information regarding markets, clients, client transactions, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated or reported.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

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We are subject to income and other taxes in the jurisdictions in which we do business. In determining our provisions for income taxes and our accounting for tax related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.

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Our operations face the risk of discriminatory regulation, political and economic instability, the imposition of economic or trade sanctions, civil unrest or disobedience, market volatility and significant inflation, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds out of the countries in which we operate.

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A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of North America, primarily in key Asian markets. Some of these key geographical markets are developing and are rapidly growing countries and markets where these risks may be heightened. Failure to manage these risks could have a significant negative impact on our operations and profitability globally.

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Any plans to expand our global operations in markets where we operate and potentially in new markets may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

We are regularly involved in litigation.

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We are regularly involved in litigation, either as a plaintiff or defendant. These cases could result in an unfavourable resolution and could have a material adverse effect on our results of operations and financial condition. For further discussion of legal proceedings refer to note 18 of the 2021 Annual Consolidated Financial Statements.

We are exposed to investors trying to profit from short positions in our stock.

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Short-sellers seek to profit from a decline in the price of our common shares. Through their actions and public statements, they may encourage the decline in price from which they profit and may encourage others to take short positions in our shares. The existence of such short positions and the related publicity may lead to continued volatility in our common share price.

System failures or events that impact our facilities may disrupt business operations.

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Technology is used in virtually all aspects of our business and operations; in addition, part of our strategy involves the expansion of technology to directly serve our customers. An interruption in the service of our technology resulting from system failure, cyber-attack,

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human error, natural disaster, human-made disaster, pandemic, or other unpredictable events beyond reasonable control could prevent us from effectively operating our business.
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While our facilities and operations are distributed across the globe, we can experience extreme weather, natural disasters, civil unrest, human-made disasters, power outages, pandemic, and other events which can prevent access to, and operations within, the facilities for our employees, partners, and other parties that support our business operations.

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We take measures to plan, structure and protect against routine events that may impact our operations, and maintain plans to recover from unpredictable events. The experience learned from COVID-19 has stress tested these plans and has resulted in strengthening our continuity plans. For further information, see “Pandemic risk and potential implications of COVID-19” below. An interruption to our operations may subject us to regulatory sanctions and legal claims, lead to a loss of customers, assets and revenues, or otherwise adversely affect us from a financial, operational and reputational perspective.

An information security or privacy breach of our operations or of a related third party could adversely impact our business, results of operations, financial condition, and reputation.

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It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all disruptions or privacy and security breaches, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, and other external parties, including parties sponsored by hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers, and other users of the Company’s systems or third-party service providers to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients. We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service and other security incidents, that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of personal, confidential, proprietary and other information of the Company, our employees, our customers or of third parties, or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. These attacks could adversely impact us from a financial, operational and reputational perspective.

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The Company maintains an Information Risk Management Program, which includes information and cyber security defenses, to protect our networks and systems from attacks; however, there can be no assurance that these counter measures will be successful in every instance in protecting our networks against advanced attacks. In addition to protection, detection and response mechanisms, the Company maintains cyber risk insurance, but this insurance may not cover all costs associated with the financial, operational and reputational consequences of personal, confidential or proprietary information being compromised.

Model risk may arise from the inappropriate use or interpretation of models or their output, or the use of deficient models, data or assumptions.

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We are relying on some highly complex models for pricing, valuation and risk measurement, and for input to decision making. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, could have a material adverse effect on our business.

Fraud risks may arise from incidents related to identity theft and account takeovers.

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Fraud incidents could adversely impact our business, results of operations, financial condition and reputation. Policies and procedures are in place and seek to protect against ever-evolving fraud threats. However, we may nevertheless not be able to prevent and detect all fraud incidents.

Contracted third parties may fail to deliver against contracted activities.

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We rely on third parties to perform a variety of activities on our behalf, and failure of our most significant third parties to meet their contracted obligations may impact our ability to meet our strategic objectives or may directly impact our customers. Vendor governance processes are in place that seek to ensure that appropriate due diligence is conducted at time of vendor contracting, and ongoing vendor monitoring activities are in place that seek to ensure that the contracted services are being fulfilled to satisfaction, but we may nevertheless not be able to mitigate all possible failures.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations.

•

Environmental risk may originate from investment properties that are subject to natural or human-made environmental risk. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife and we might enter into the chain of liability due to foreclosure ownership when in default.

•

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. The environmental risk may result from on-site or off-site (adjacent) due to migration of regulated pollutants or contaminants with financial or reputational environmental risk and liability consequences by virtue of strict liability. Environmental risk could also arise from natural disasters (e.g., climate change, weather, fire, earthquake, floods, and pests) or human activities (use of chemicals, pesticides) conducted within the site or when impacted from adjacent sites.

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•

Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property or affecting other property.

•

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include: business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; the impact to fixed income asset values for portfolio investments in fossil-fuel related industries; or increased mortality or morbidity resulting from environmental damage or climate change. For further information, see “Strategic Risk Management Strategy, Environmental, Social and Governance Risks”.

Pandemic risk and potential implications of COVID-19

The ongoing prevalence of COVID-19, actions taken globally in response to it, and the ensuing economic uncertainty have caused significant disruption to global supply chains, business activities and economies. While the measures taken to combat the spread of the virus have enabled many economies to begin to recover, the depth, breadth and duration of economic disruptions continue to persist and remain highly uncertain. In addition, while governments and businesses in certain markets in which we operate have begun to ease some COVID-19 related restrictions, governments and businesses in other markets, in particular in Asia and Canada, have implemented or reimposed restrictions in response to increases in infection rates. As a result, it is difficult to predict how significant the longer-term impact of COVID-19 including any responses to it and any variants, will be on the global economy and our business, particularly as COVID-19 becomes endemic in the markets in which we operate. The unprecedented circumstances related to COVID-19 may result in future legal, regulatory, tax, and other responses that could have a significant adverse impact on our global businesses and operations and on our financial results.

Implications on strategic risk factors

•

The ongoing prevalence of COVID-19 could continue to adversely impact our financial results in future periods as a result of reduced new business, reduced asset-based fee revenue, and net unfavourable policyholder experience including claims experience and premium persistency. The uncertainty around the ongoing spread of COVID-19, including any variants, and the expected duration of measures put in place by governments to respond to COVID-19 could further depress business activity and financial markets, which could lead to lower net income attributed to shareholders.

•

As COVID-19 becomes endemic, there may be unexpected changes to the business and operating environment which may present new headwinds to our business strategy or new opportunities to pursue. We recognize that the pace of recovery will likely differ across geographies in which we operate, which could impact the execution of our business strategies. While in recent years we have taken significant actions to diversify and bolster the resilience of our Company, further management actions may be required, including, but not limited to, changes to business and product mix, pricing structures on in-force and new business, investment mix, hedging programs, and the use of reinsurance.

•

Collaborative activities required to advance our strategic initiatives could also be impeded if emergency measures to combat the virus continue to significantly restrict direct human interactions and movement in certain markets. Although we expect that our digital capabilities and tools should enable us to reasonably conduct business, there can be no assurance these or other strategies taken to address adverse impacts related to COVID-19 will be successful.

•

We have experienced ongoing disruptions to our underwriting processes in certain markets as a result of government measures taken to stop the spread of the virus, including the temporary closure of paramedical services in some markets, as well as consumer fears over in-person services which have led to lower sales volumes. To help mitigate the impacts of these disruptions, and to continue to support our customers with their insurance needs, we have been temporarily adjusting our underwriting processes to allow us to accept certain low risk applications. We continue to monitor the situation and adjust underwriting practices where necessary (for example, continued use of digital applications and further potential modifications to underwriting requirements for lower risk applications).

Implications on product risk factors

•

We have a diversified business and during pandemic-related events, we expect charges from increased mortality in some businesses with offsets in policies with longevity risk. Claims and lower lapses on certain products resulting from pandemic-related events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or impair our financial condition. Further, large-scale events such as COVID-19 reduce the overall level of economic activity as well as activity through our distribution channels, which could continue to adversely impact our ability to write new business. It is also possible that geographic concentration of insured individuals could increase the severity of claims experience. The effectiveness of external parties, including governmental and non-governmental organizations, in combating COVID-19 is outside of our control but could also have a material and adverse impact on our results of operations.

•

Increased economic uncertainty and increased unemployment resulting from the economic impacts of COVID-19 in certain markets may also result in policyholders seeking sources of liquidity and withdrawing at rates greater than we previously expected. If premium persistency is less than anticipated or if policyholder lapse rates significantly exceed our expectations, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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•

We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As a result of COVID-19 we may find reinsurance more difficult or costly to obtain. In addition, reinsurers may dispute, or seek to reduce or eliminate, coverage on policies as a result of any changes to policies or practices we make as a result of COVID-19.

Implications on operational risk factors

•

COVID-19 has resulted in the imposition of government measures in various jurisdictions to restrict the movement of people, including travel bans and physical distancing requirements and other containment measures. These restrictions are being lifted in certain markets in which we operate but have been introduced or reimposed in other markets, particularly in Asia and Canada, that have experienced elevated infection rates. These measures have been and may in the future be disruptive to business operations across our global offices. While our business continuity plans have been executed across the organization with the vast majority of employees initially shifting to remote work arrangements and our networks and systems have generally remained stable in supporting this large-scale effort, there can be no assurance that our ability to continue to operate our business will not be adversely impacted if our networks and systems, including those aspects of our operations which rely on services provided by third parties, fail to operate as expected. The successful execution of business continuity strategies by third parties is outside our control. If one or more of the third parties to whom we outsource certain critical business activities fails to perform as a result of the impacts from the spread of COVID-19, it may have a material adverse effect on our business and operations.

•

While the capacity of our global processing centres was restored following the initial disruptions during the first half of 2020, there can be no assurance that strategies taken to mitigate COVID-19 related impacts will continue to be successful if operating conditions deteriorate further in the future, either due to additional restrictions imposed by authorities or because of any other adverse development.

•

The implementation of widespread remote work arrangements also increased other operational risks, including, but not limited to, fraud, money-laundering, information security, privacy, and third-party risks. We are relying on our risk management strategies to monitor and mitigate these and other operational risks during this period of heightened uncertainty.

•

We may incur increased administrative expenses as a result of process and other changes we implemented in response to COVID-19. In addition, we may face increased workplace safety costs and risks and employee-relations challenges and claims, when more of our employees begin to return in person to our offices.

Implications on market risk factors

•

COVID-19 and the resulting economic downturn contributed to significant volatility and declines in financial and commodity markets. Central banks announced emergency interest rate cuts, while governments implemented and continue to assess additional and unprecedented fiscal stimulus packages to support economic stability. This has resulted in a global recessionary environment with continued market volatility and low or negative interest rates, which may continue to impact our net income attributed to shareholders. Our investment portfolio has been, and may continue to be, adversely affected as a result of market developments from COVID-19 and related uncertainty.

•

Inflation expectations have continued to rise caused by supply chain disruptions and other COVID-19 related factors. Inflation is expected to remain elevated in 2022. Inflation spikes may result in central banks raising interest rates faster than expected. Our investment portfolio has been, and may continue to be, adversely affected as a result of market developments from COVID-19 and related uncertainty.

•

We have hedging programs, supported by a comprehensive collateral management program in place to help mitigate the risk of interest rate and public equity market volatility. Our interest rate and public equity variable annuity hedging programs have performed with a high level of effectiveness during this period of volatility to date.

•

Extreme market volatility may leave us unable to react to market events in a manner consistent with our historical investment practices in dealing with more orderly markets. Market dislocations, decreases in observable market activity or unavailability of information arising from the spread of COVID-19, may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including estimates and changes in long-term macro-economic assumptions relating to accounting for future credit losses. Restricted access to such inputs may make our financial statement balances and estimates and assumptions used to run our business subject to greater variability.

•

The global recessionary environment could continue to put downward pressure on asset valuations and increase the risk of potential impairments of investments, in particular, for more exposed sectors such as transportation, services, and consumer cyclical industries. COVID-19 has contributed to supply and demand shocks that have created historic dislocation in the energy markets and could continue to adversely impact our oil and gas and other energy-related investments. Furthermore, delays in general return-to-office policies and practices and/or reduced demand for office space could continue to have a negative impact on our commercial real estate portfolio.

Implications on liquidity risk and capital management

•

Extreme market volatility and stressed conditions resulting from future waves of COVID-19, including any variants, could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. We maintain strong financial strength ratings from our credit rating agencies. However, sustained global economic uncertainty could result in adverse credit ratings changes which in turn could result in more costly or limited access to funding sources. In addition, while we currently have a variety of sources of liquidity including cash

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balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.

Implications on credit risk factors

•

A prolonged economic slowdown or recession could continue to impact a wide range of industries to which we are exposed. Further, borrower or counterparty downgrades or defaults would cause increased provisions or impairments related to our general fund invested assets and derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. This could result in losses potentially above our long-term expected levels.

•

We have experienced downgrades across some industries in our portfolio which may continue in subsequent quarters. The general fund portfolio is constructed through credit selection criteria and is diversified with the majority of the portfolio rated investment grade which helps to mitigate risks associated with the current economic uncertainty. Our approach includes seeking investments which perform more favourably in the longer term, throughout economic and business cycles, but there can be no assurance these or other strategies taken to address adverse impacts related to COVID-19 will be successful.

Emerging Risks

The identification and assessment of our external environment for emerging risks is an important aspect of our ERM Framework, as these risks, although yet to materialize, could have the potential to have a material adverse impact on our operations and/or business strategies. We also consider taking advantage of opportunities identified to improve our competitiveness and ultimately our financial results.

Our Emerging Risk Framework facilitates the ongoing identification, assessment and monitoring of emerging risks, and includes: maintaining a process that facilitates the ongoing discussion and evaluation of potential emerging risks with senior business and functional management; reviewing and validating emerging risks with the ERC; creating and executing on responses to each emerging risk based on prioritization; and monitoring and reporting on emerging risks on a regular basis to the Board’s Risk Committee.

Regulatory Capital

OSFI’s LICAT capital regime applies to our business globally on a group consolidated basis. We continue to meet OSFI’s requirements and maintain capital in excess of regulatory expectations.

No material changes in LICAT requirements are currently anticipated to be made effective in 2022, as OSFI is focusing its efforts on aligning the regulatory capital framework with the IFRS 17 accounting changes effective January 2023, followed by updating the capital rules for Segregated Fund Guarantees, expected to be effective in January 2025.

At its annual meeting in November 2019, the IAIS adopted a risk based global ICS, that is expected to be further developed over a five-year monitoring period that commenced in 2020. While broadly supportive of the goals of ICS, OSFI stated that it did not support the current ICS design, adopted by the IAIS in November 2019, citing that it was ‘not fit for purpose for the Canadian market’. Without OSFI’s consent, the IAIS rules will not apply in Canada or to Canadian companies on a group-wide basis, while other regulators may use the ICS framework for calculating capital in their specific markets. Limited changes have been made to ICS since the beginning of the five-year monitoring period. We will continue to monitor developments as the ICS methodology and its applicability evolve.

The IAIS has also been developing a holistic framework to assess and mitigate insurance sector systemic risk. It is not yet known how these proposals will affect capital or other regulatory requirements given that several key items of the framework remain under development.

Regulators in various jurisdictions in which we operate have embarked on reforming their respective capital regulations. The impact of these changes remains uncertain.

IFRS 17 and IFRS 9

IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” are effective for insurance companies in 2023.

IFRS 17 will replace IFRS 4 “Insurance Contracts” and will materially change the timing of the recognition of earnings from our insurance business and therefore, our shareholders’ equity. Furthermore, the requirements of the new standard are complex and will necessitate significant enhancements to finance infrastructure and processes and could impact our business strategy. IFRS 9 will impact the measurement and timing of investment income.

A summary of some of the key differences between IFRS 17 and IFRS 4 is outlined in the “Future Accounting and Reporting Changes” section below. Risks related to the new standards include:

•

The impact on regulatory capital. In addition to the impact on timing of recognition of earnings and equity, the regulatory capital framework in Canada is currently aligned with IFRS. OSFI has stated that, to the extent possible, it intends to maintain capital frameworks consistent with current capital policies and to minimize potential industry-wide capital impacts that might arise from the accounting change. OSFI is in the process of consulting directly with affected stakeholders and has stated that it will finalize the amendments to the LICAT guideline in mid-2022.

•

The impact on our business strategy as a result of temporary volatility. The Company’s capital position and income for accounting purposes could be influenced by prevailing market conditions, resulting in volatility of reported results, which may require changes to

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business strategies and the introduction of new non-GAAP financial measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.

•

The impact of accounting mismatches from derivatives used for economic hedging purposes. Under CALM, both changes in insurance contract liabilities and changes in the fair value of derivatives used to economically hedge these liabilities are recognized in income, which results in a natural offset in net income. Under IFRS 17, an insurer may elect to present the impact of changes in discount rates on insurance contract liabilities in other comprehensive income (the “OCI option”). If the OCI option is elected and derivatives used for economic hedging purposes do not qualify for hedge accounting, a mismatch in accounting net income may occur, as changes in the fair value of these derivatives would be recorded in net income, while the impact of changes in discount rates on insurance contract liabilities would be recorded in other comprehensive income. In addition, if derivatives used for economic hedging purposes qualify for hedge accounting, IFRS 9 requires that the difference, if any, between the impact of changes in discount rates on the hedged portion of insurance contract liabilities and the change in the fair value of the hedging derivatives be reported in net income as hedge ineffectiveness.

•

The impact on tax. In certain jurisdictions, including Canada, the implementation of IFRS 17 could have a material effect on tax positions and other financial metrics that are dependent upon IFRS accounting values.

•

The impact on operational readiness. The adoption of IFRS 17 poses significant operational challenges for the insurance industry in the development and implementation of necessary technology systems solutions. The standard introduces complex estimation techniques, computational requirements and disclosures which necessitate a major transformation to the Company’s systems along with actuarial and financial reporting processes. Once a system solution is available, significant efforts are required to integrate it into the financial reporting environment, perform impact studies, and educate and socialize the potential impacts with stakeholders.

•

The impact of inconsistencies in timing of adoption among various jurisdictions. As a global insurer with subsidiaries in Asia and other jurisdictions, regional differences in effective dates will require us to maintain more than one set of financial records to support both consolidated financial statements and for local subsidiary reporting requirements.

Our extensive enterprise-wide implementation program includes the necessary resources to implement appropriate changes to policies and processes, education to internal and external stakeholders, sourcing appropriate data and deploying system solutions. Our governance model and active engagement with industry working groups helps to manage the risks noted above.

Additional Risk Factors That May Affect Future Results

Other factors that may affect future results include changes in government trade policy, monetary policy or fiscal policy; including interest rates policy from central banks; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

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10. Capital Management Framework

Manulife seeks to manage its capital with the objectives of:

•	Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
•	Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
•	Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

Our capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of our subsidiaries. Internal capital targets are set above regulatory requirements, and consider a number of factors, including results of sensitivity and stress testing and our own risk assessments, as well as business needs. We monitor against these internal targets and initiate actions appropriate to achieving our business objectives.

We periodically assess the strength of our capital position under various stress scenarios. The annual Financial Condition Testing (“FCT”, formerly Dynamic Capital Adequacy Testing) typically quantifies the financial impact of economic events arising from shocks in public equity and other markets, interest rates and credit, amongst others. Our 2021 FCT results demonstrate that we would have sufficient assets, under the various adverse scenarios tested, to discharge our policy liabilities. This conclusion was also supported by a variety of other stress tests conducted by the Company.

We use an Economic Capital (“EC”) framework to inform our internal view of the level of required capital and available capital. The EC framework is a key component of the ORSA process, which ties together our risk management, strategic planning and capital management practices to confirm that our capital levels continue to be adequate from an economic perspective.

Capital management is also integrated into our product planning and performance management practices.

The composition of capital between equity and other capital instruments impacts the financial leverage ratio which is an important consideration in determining the Company’s financial strength and credit ratings. The Company monitors and rebalances its capital mix through capital issuances and redemptions.

Financing Activities

Securities transactions

During 2021, we raised a total of $3.2 billion of equity instruments in Canada; and $2.7 billion of securities were redeemed at par.

($ millions)	Par value		Issued(1)	Redeemed/ Matured(1)
3.375 % MFC Limited recourse capital notes Series 1, issued on Feb 19, 2021		$2,000	$1,982	$–
4.10 % MFC Limited recourse capital notes Series 2, issued on Nov 12, 2021		$1,200	1,189	–
2.389% MLI Subordinated debentures, redeemed on Jan 5, 2021		$350	–	350
3.85% MFC Subordinated debentures, redeemed on May 25, 2021	S$	500	–	481
4.70% MFC US Senior notes, redeemed on Jun 23, 2021	US$	1,000	–	1,265
5.60% MFC Class 1 preferred shares Series 21, redeemed on Jun 19, 2021		$425	–	417
3.891% MFC Class 1 preferred shares Series 5, redeemed on Dec 19, 2021		$200	–	195
Total			$3,171	$2,708

(1)	Represents carrying value, net of issuance costs.

On January 24, 2022, we announced our intention to redeem the Class 1 Series 7 and Class 1 Series 23 preferred shares at par, on March 19, 2022, the earliest par redemption date.

Normal Course Issuer Bid

On March 13, 2020, OSFI announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On November 4, 2021, OSFI announced that this expectation is no longer in place.

We announced on February 1, 2022 the launch of a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 97 million common shares, representing approximately 5% of our issued and outstanding common shares. Purchases under the NCIB may commence through the TSX on February 3, 2022 and continue until February 2, 2023, when the NCIB expires, or such earlier date as we complete our purchases.

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Consolidated capital

As at December 31, ($ millions)	2021	2020
Non-controlling interests	$1,694	$1,455
Participating policyholders’ equity	(1,233)	(784)
Preferred shares and other equity	6,381	3,822
Common shareholders’ equity(1)	52,027	48,513
Total equity	58,869	53,006
Exclude the accumulated other comprehensive gain/(loss) on cash flow hedges	(156)	(229)
Total equity excluding accumulated other comprehensive gain/(loss) on cash flow hedges	59,025	53,235
Qualifying capital instruments	6,980	7,829
Consolidated capital(2)	$66,005	$61,064

(1)	Common shareholders’ equity is equal to total shareholders’ equity less preferred shares and other equity.
(2)

Consolidated capital does not include $4.9 billion (2020 – $6.2 billion) of MFC senior debt as this form of financing does not meet OSFI’s definition of regulatory capital at the MFC level. The Company has down-streamed the proceeds from this financing into operating entities in a form that qualifies as regulatory capital at the subsidiary level.

MFC’s consolidated capital was $66.0 billion as at December 31, 2021, an increase of $4.9 billion compared with $61.1 billion as at December 31, 2020, primarily driven by growth in total equity, partially offset by redemption of capital instruments. The increase in total equity is due to growth in retained earnings and net issuance of preferred shares and other equity instruments.

Remittance of Capital

As part of its capital management, Manulife promotes internal capital mobility so that Manulife’s parent company, MFC, has access to funds to meet its obligations and to optimize capital deployment. Remittances is defined as the cash remitted or made available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility. In 2021, MFC subsidiaries delivered $4.4 billion in remittances compared with $1.6 billion in 2020, an increase of $2.8 billion. The increase was primarily due to capital injections made to our Asia operations in 2020 in response to the COVID-19 related decline in interest rates.

Financial Leverage Ratio

MFC’s financial leverage ratio decreased to 25.8% as at December 31, 2021 from 26.6% as at December 31, 2020, driven by growth in retained earnings, partially offset by net issuances of debt, a reduction in the value of AFS debt securities, and the unfavourable impact of a stronger Canadian dollar.

Common Shareholder Dividends

The declaration and payment of shareholder dividends and the amount thereof are at the discretion of the Board and depend upon various factors, including the results of operations, financial conditions, future prospects of the Company, dividend payout ratio and taking into account regulatory restrictions on the payment of shareholder dividends. On March 13, 2020, OSFI announced measures to support the resilience of financial institutions and set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On November 4, 2021, OSFI announced that this expectation is no longer in place.

Common Shareholder Dividends Paid

Following OSFI’s November 4, 2021 announcement lifting restrictions on dividend increases, the Company increased the quarterly dividend paid on its common shares beginning with the dividend paid in the fourth quarter of 20211, from $0.28 per common share to $0.33 per common share, bringing total common shareholder dividends to $1.17 in 2021, an increase of 4% from 2020.

For the years ended December 31, $ per share	2021	2020
Dividends paid	$1.17	$1.12

The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board’s discretion.

During 2021, the required common shares in connection with the DRIP were purchased on the open market with no applicable discount.

[1]	Declared on November 5, 2021.

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Regulatory Capital Position1

MFC and MLI are regulated by OSFI and are subject to consolidated risk-based capital requirements. Manulife monitors and manages its consolidated capital in compliance with the OSFI LICAT guideline. Under this regime, our available capital and other eligible capital resources are measured against a required amount of risk capital determined in accordance with the guideline. For regulatory reporting purposes under the LICAT framework, consolidated capital is adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

Manulife’s operating activities are conducted within MLI and its subsidiaries. MLI‘s LICAT ratio was 142% as at December 31, 2021, compared with 149% as at December 31, 2020. The seven percentage point decrease from December 31, 2020 was driven by unfavourable market movements, primarily from an increase in risk-free interest rates and a narrowing of spreads.

MFC’s LICAT ratio was 132% as at December 31, 2021 compared with 135% as at December 31, 2020, with the decrease driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios is largely due to the $4.9 billion (2020 – $6.2 billion) of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.

The LICAT ratios as at December 31, 2021 resulted in excess capital of $27.1 billion over OSFI’s supervisory target ratio of 100% for MLI, and $27.2 billion over OSFI’s regulatory minimum target ratio of 90% for MFC (no supervisory target is applicable to MFC). As at December 31, 2021, all MLI’s subsidiaries maintained capital levels in excess of local requirements.

Credit Ratings

Manulife’s operating companies have strong financial strength ratings from credit rating agencies. These ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Maintaining strong ratings on debt and capital instruments issued by MFC and its subsidiaries allows us to access capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of financing may increase and our access to funding and capital through capital markets could be reduced.

During 2021, S&P, Moody’s, DBRS Morningstar, Fitch and AM Best Company (“AM Best”) maintained their assigned ratings of MFC and its primary insurance operating companies.

The following table summarizes the financial strength ratings of MLI and certain of its subsidiaries as at January 31, 2022.

Financial Strength Ratings

Subsidiary	Jurisdiction	S&P	Moody’s	DBRS Morningstar	Fitch	AM Best
The Manufacturers Life Insurance Company	Canada	AA-	A1	AA	AA-	A+ (Superior)
John Hancock Life Insurance Company (U.S.A.)	United States	AA-	A1	Not Rated	AA-	A+ (Superior)
Manulife (International) Limited	Hong Kong	AA-	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company	Japan	A+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife (Singapore) Pte. Ltd.	Singapore	AA-	Not Rated	Not Rated	Not Rated	Not Rated

As of January 31, 2022, S&P, Moody’s, DBRS Morningstar, Fitch, and AM Best had a stable outlook on these ratings. The S&P rating and related outlook for Manulife Life Insurance Company are constrained by the sovereign rating on Japan (A+/Stable).

[1]	The “Risk Management and Risk Factors” section of the MD&A outlines a number of regulatory capital risks.

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11. Critical Actuarial and Accounting Policies

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions and fair valuation of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of the 2021 Annual Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

Critical Actuarial Policies – Policy Liabilities (Insurance and Investment Contract Liabilities)

Policy liabilities for IFRS are valued in Canada under standards established by the ASB. These standards are designed to ensure we establish an appropriate liability on the Consolidated Statements of Financial Position to cover future obligations to all our policyholders. The assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions is designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, before any consideration for reinsurance ceded. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination and premium persistency, operating expenses, certain taxes (other than income taxes and includes temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations) and foreign currency. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. A separate asset for reinsurance ceded is calculated based on the terms of the reinsurance treaties that are in-force, with deductions taken for the credit standing of the reinsurance counterparties where appropriate.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible mis-estimation of, or deterioration in, future experience in order to provide greater comfort that the policy liabilities will be sufficient to pay future benefits. The CIA establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. Our margins are set taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized at the time a new policy is sold and increase the income recognized in later periods as the margins release as the remaining policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. We make assumptions about future mortality improvements using historical experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance directly reflected in our policy valuation for the determination of policy liabilities net of reinsurance. Actual mortality experience is monitored against these assumptions separately for each business. The results are favourable where mortality rates are lower than assumed for life insurance and where mortality rates are higher than assumed for payout annuities. Overall 2021 experience was unfavourable (2020 – unfavourable) when compared with our assumptions.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our JH Long Term Care business we make assumptions about future morbidity changes. Actual morbidity experience is monitored against these

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assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2021 experience was favourable (2020 – favourable) when compared with our assumptions.

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2021 experience was unfavourable (2020 – unfavourable) when compared with our assumptions.

Expenses and Taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2021 were unfavourable (2020 – unfavourable) when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns

As noted in the “Risk Management and Risk Factors – Market Risk – Asset Liability Management Strategy” section above, our general fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. The projected cash flows from the assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. In 2021, actual investment returns were favourable (2020 – unfavourable) when compared with our assumptions. Investment-related experience and the direct impact of interest rates and equity markets are discussed in the “Financial Performance” section above.

Segregated Funds

We offer segregated funds to policyholders that offer certain guarantees, including guaranteed returns of principal on maturity or death, as well as guarantees of minimum withdrawal amounts or income benefits. The on-balance sheet liability for these benefits is the expected cost of these guarantees including appropriate valuation margins for the various contingencies including mortality and lapse. The dominant driver of the cost of guarantees is the return on the underlying funds in which the policyholders invest. See “Risk Management and Risk Factors – Market Risk – Hedging Strategies for Variable Annuity and Other Equity Risks” and the “Financial Performance – Analysis of Net Income” sections above.

Foreign Currency

Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of economic loss arising from movements in currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The total provision for adverse deviation is the sum of the provisions for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

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Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively, the margin can be set by testing many scenarios which are developed according to actuarial guidance. Under this approach the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses after allowing for the cost of any guarantee features. The fees that are in excess of this limitation are reported as an additional margin and are shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31, ($ millions)	2021	2020
Best estimate actuarial liability	$275,552	$268,147
Provision for adverse deviation (“PfAD”)
Insurance risks (mortality/morbidity)	$18,888	$19,549
Policyholder behaviour (lapse/surrender/premium persistency)	6,541	6,757
Expenses	1,834	1,950
Investment risks (non-credit)	34,396	33,531
Investment risks (credit)	1,020	1,121
Segregated funds guarantees	1,679	2,178
Total PfAD(1)	64,358	65,086
Segregated funds – additional margins	17,099	16,388
Total of PfAD and additional segregated fund margins	$81,457	$81,474

(1)

Reported net actuarial liabilities (excluding the $4,474 million (2020 – $4,720 million) reinsurance asset related to the Company’s in-force participating life insurance closed block that is retained on a funds withheld basis as part of the New York Life transaction) as at December 31, 2021 of $339,910 million (2020 – $333,233 million) are comprised of $275,552 million (2020 – $268,147 million) of best estimate actuarial liabilities and $64,358 million (2020 – $65,086 million) of PfAD.

The change in the PfAD from period to period is impacted by changes in liability and asset composition, by currency and interest rate movements and by material changes in valuation assumptions. The overall decrease in PfADs for insurance risks was primarily due to the impact of higher interest rates in the U.S. and Canada, the annual review of actuarial valuation methods and assumptions, and the appreciation of the Canadian dollar relative to the Japanese yen, U.S. dollar and Hong Kong dollar, partially offset by the expected PfAD growth from in-force and new business. The overall decrease in PfADs for policyholder behaviour and expense was driven by the impact of higher interest rates in the U.S. and Canada and the appreciation of the Canadian dollar, partially offset by the expected PfAD growth from in-force and new business. The overall increase in PfADs for non-credit investment risks was driven by the expected PfAD growth from in-force and new business, the annual review of actuarial valuation methods and assumptions, partially offset by the appreciation of the Canadian dollar and higher interest rates in the U.S. and Canada. The increase in the additional segregated fund margins was primarily due to increase in equity markets, partially offset by increase in interest rates in the U.S. and Canada.

Sensitivity of Earnings to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to changes in non-economic and certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units. The sensitivity of net income attributed to shareholders to a deterioration or improvement in non-economic assumptions underlying long-term care policy liabilities as at December 31, 2021 is also shown below.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

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Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31, ($ millions)	Decrease in after-tax net income attributed to shareholders
	2021	2020
Policy related assumptions
2% adverse change in future mortality rates(2),(4)
Products where an increase in rates increases insurance contract liabilities	$(500)	$(500)
Products where a decrease in rates increases insurance contract liabilities	(500)	(600)
5% adverse change in future morbidity rates (incidence and termination)(3),(4),(5)	(5,500)	(5,700)
10% adverse change in future policy termination rates(4)	(2,400)	(2,600)
5% increase in future expense levels	(600)	(600)

(1)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

(2)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(3)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(4)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

(5)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions for Long Term Care(1)

As at December 31, ($ millions)	Decrease in after-tax net income attributed to shareholders
	2021	2020
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(300)	$(300)
5% adverse change in future morbidity incidence rates(2),(3)	(2,000)	(2,100)
5% adverse change in future morbidity claims termination rates(2),(3)	(3,100)	(3,100)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)
5% increase in future expense levels(3)	(100)	(100)

(1)	Translated from US$ at 1.2678 for 2021.
(2)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

(3)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities(1)

As at December 31, ($ millions)	Increase (decrease) in after-tax net income attributed to shareholders
	2021		2020
	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$ (500)
100 basis point change in future annual returns for ALDA(2)	3,900	(4,700)	4,200	(5,200)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)

The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at December 31, 2021 and December 31, 2020, unless otherwise noted, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.0% (9.2% as at December 31, 2020) per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)

ALDA include commercial real estate, timber, farmland, infrastructure and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.5% (5.25% and 11.65% as at December 31, 2020), with an average of 9.2% (9.3% as at December 31, 2020) based on the current asset mix backing our guaranteed insurance and annuity business as of December 31, 2021. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.0% (6.1% as at December 31, 2020) based on the asset mix backing our guaranteed insurance and annuity business as of December 31, 2021.

(3)

Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As of December 31, 2021 and December 31, 2020, unless otherwise stated, the resulting volatility assumptions are 16.5% per annum in Canada and 17.1% per annum in the U.S. for large cap public equities, and 19.1% per annum in Japan. For European equity funds, the volatility varies between 16.3% and 17.7%.

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Review of Actuarial Methods and Assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the measurement of insurance contract liabilities.

2021 Review of Actuarial Methods and Assumptions

This year’s review of actuarial methods and assumptions did not reflect COVID-19 experience as it is too soon to assess the impact of COVID-19 on long-term assumptions. Experience related to COVID-19 will continue to be closely monitored, as well as emerging research on the long-term implications of COVID-19 on mortality and other assumptions.

The completion of the 2021 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $287 million, net of reinsurance, and a decrease in net income attributed to shareholders of $41 million post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2021 ($ millions)	Total	Attributed to participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
U.S. variable annuity product review	$51	$–	$51	$(40)
Mortality and morbidity updates	350	–	350	(257)
Lapses and policyholder behaviour updates	686	18	668	(534)
Expense updates	(653)	(25)	(628)	503
Investment-related updates	(257)	(2)	(255)	168
Other updates	110	231	(121)	119
Net impact	$287	$222	$65	$(41)

(1)

The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was primarily driven by a reduction in the expected long-term interest rates within the valuation models to reflect the low interest rate environment.

U.S. variable annuity product review

The review of our variable annuity products in the U.S. resulted in a $40 million post-tax charge to net income attributed to shareholders.

The charge was primarily driven by updates to lapse assumptions to reflect emerging experience, partially offset by refinements to our segregated fund guaranteed minimum withdrawal benefit valuation models.

Updates to mortality and morbidity

Mortality and morbidity updates resulted in a $257 million post-tax charge to net income attributed to shareholders.

The charge was driven by updates to older age mortality on certain products in our U.S. life insurance business, mortality assumption updates in Indonesia to reflect recent experience, as well as from refining assumptions on several reinsurance arrangements in Canada.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $534 million post-tax charge to net income attributed to shareholders.

We completed a detailed review of lapse assumptions for non-participating policies within our U.S. life insurance business including those for universal life, variable universal life, and term products. We observed a trend of low lapse rates on our protection-focused universal life insurance products as consumers continue to value the product guarantees in the prolonged low interest rate environment. We lowered the overall lapse assumptions for these products to reflect actual experience, which resulted in a post-tax charge to net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several products in Canada and Japan to reflect recent experience, resulting in a modest post-tax charge to net income attributed to shareholders.

Expense updates

Updates to expense assumptions resulted in a $503 million post-tax gain to net income attributed to shareholders.

We completed a detailed review of our investment expense assumptions across the Company. This resulted in a $263 million post-tax gain to net income attributed to shareholders, primarily driven by scale benefits.

We also completed a global expense study, which resulted in a $256 million post-tax gain to net income attributed to shareholders. The favourable result primarily reflects a reallocation of expenses across certain business lines to align with actual experience, as well as from expense savings related to various expense efficiency initiatives.

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Investment-related updates

Updates to investment return assumptions resulted in a $168 million post-tax gain to net income attributed to shareholders.

The primary driver of the gain was an update to our corporate bond default rates to reflect recent experience; we reduced default assumptions for certain credit ratings in Canada, the U.S., and Japan. This was partially offset by a reduction to our Canadian real estate investment return assumptions.

Other updates

Other updates resulted in a $119 million post-tax gain to net income attributed to shareholders.

This was primarily driven by Japan, whereby investment fees for certain mandates in the general account provided by affiliate investment managers were reviewed and updated to align with broader market levels.

Impact of changes in actuarial methods and assumptions by segment

The impact of changes in actuarial methods and assumptions in Canada resulted in a $65 million post-tax charge to net income attributed to shareholders. The charge was primarily driven by a reduction to our real estate investment return assumptions, as well as from refining assumptions on several reinsurance arrangements in individual insurance, largely offset by positive updates related to our company-wide expense review and corporate bond default study.

The impact of changes in actuarial methods and assumptions in the U.S. resulted in a $314 million post-tax charge to net income attributed to shareholders. The charge was primarily driven by updates to lapse and mortality assumptions in our U.S. life insurance business to reflect emerging experience, partially offset by positive updates related to our company-wide expense review and corporate bond default study.

The impact of changes in actuarial methods and assumptions in Asia resulted in a $343 million post-tax gain to net income attributed to shareholders. The gain was primarily driven by Japan, whereby investment fees for certain mandates in the general account provided by affiliate investment managers were reviewed and updated to align with broader market levels, as well as from the positive updates related to our corporate bond default study. This was partially offset by updates to the mortality assumptions in Indonesia to reflect recent experience.

The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our Reinsurance business) resulted in a $5 million post-tax charge to net income attributed to shareholders.

2020 Review of Actuarial Methods and Assumptions

The 2020 full year review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $563 million, net of reinsurance, and a decrease in net income attributed to shareholders of $198 million post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2020 ($ millions)	Total	Attributed to participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Canada variable annuity product review	$(42)	$–	$(42)	$31
Mortality and morbidity updates	(304)	(1)	(303)	232
Lapses and policyholder behaviour	893	–	893	(682)
Investment return assumptions	(212)	(153)	(59)	31
Other updates	228	455	(227)	190
Net impact	$563	$301	$262	$(198)

(1)

The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was driven by refinements to our valuation models, primarily due to annual updates to reflect market movements in the first half of 2020.

Canada variable annuity product review

The review of our variable annuity product in Canada resulted in a $31 million post-tax gain to net income attributed to shareholders.

The gain was driven by refinements to our segregated fund guaranteed minimum withdrawal benefit valuation models, partially offset by updates to lapse assumptions to reflect emerging experience.

Updates to mortality and morbidity

Mortality and morbidity updates resulted in a $232 million post-tax gain to net income attributed to shareholders.

The gain was primarily driven by a review of our reinsurance arrangements and mortality margins for preferred risk classes in our Canada Individual Insurance business, as well as updates to the morbidity assumptions on certain products in Japan. This was partially offset by a charge from the review of mortality assumptions in our U.S. Insurance business, where emerging experience showed higher mortality at older attained ages.

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Other updates to mortality and morbidity assumptions were made across several products, largely in Canada, to reflect recent experience resulting in a net post-tax gain to net income attributable to shareholders.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $682 million post-tax charge to net income attributed to shareholders.

We completed a detailed review of the lapse assumptions for universal life policies in Canada, including both yearly renewable term, and level cost of insurance products. We lowered the ultimate lapse assumptions due to the emergence of more recent data, which resulted in a post-tax charge of $504 million to net income attributed to shareholders, primarily driven by adverse experience on large policies.

Other updates to lapse and policyholder behaviour assumptions were made across several products to reflect recent experience resulting in a net post-tax charge to net income attributable to shareholders. The primary driver of the charge was adverse lapse experience from retail policies in Japan.

Investment-related updates

Updates to investment return assumptions resulted in a $31 million post-tax gain to net income attributed to shareholders.

Other updates

Other updates resulted in a $190 million post-tax gain to net income attributed to shareholders. This incorporated several positive items including updates to our U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of our tax and liability cash flows in the U.S. to align with updated U.S. tax and statutory reporting standard changes, partially offset by refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020.

Impact of changes in actuarial methods and assumptions by segment

The impact of changes in actuarial methods and assumptions in Canada resulted in a $77 million post-tax gain to net income attributed to shareholders. The gain was driven by updates to certain Individual Insurance reinsurance arrangements and mortality margins for preferred risk classes, as well as refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020, largely offset by updated lapse assumptions on our universal life products.

In the U.S., the impact of changes in actuarial methods and assumptions resulted in a $301 million post-tax charge to net income attributed to shareholders. The charge was driven by updates to our life mortality assumptions to reflect emerging experience, as well as refinements to our valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020, partially offset by updates to our U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of our tax and liability cash flows to align with updated U.S. tax and statutory reporting standards.

The impact of changes in actuarial methods and assumptions in Asia resulted in a $41 million post-tax charge to net income attributed to shareholders. The charge was primarily driven by Japan, whereby lapse and morbidity updates on certain products to reflect emerging experience were partially offsetting.

The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our Reinsurance business) resulted in a $67 million post-tax gain to net income attributed to shareholders.

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Change in net insurance contract liabilities

The change in net insurance contract liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in net insurance contract liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in net insurance contract liabilities by business segment are shown below:

2021 Net Insurance Contract Liability Movement Analysis

For the year ended December 31, 2021 ($ millions)	Asia	Canada	U.S.	Corporate and Other	Total
Balance, January 1	$102,958	$90,346	$146,939	$(458)	$339,785
New business(1),(2)	5,748	(211)	410	–	5,947
In-force movement(1),(3)	6,402	(939)	348	161	5,972
Changes in methods and assumptions(1)	(335)	177	439	6	287
Reinsurance transactions(1)	–	–	–	–	–
Currency impact(4)	(3,341)	–	(906)	–	(4,247)
Balance, December 31	$111,432	$89,373	$147,230	$(291)	$347,744

(1)

The $11,473 million increase reported as the change in insurance contract liabilities and change in reinsurance assets on the 2021 Consolidated Statements of Income primarily consists of changes due to the changes in methods and assumptions, normal in-force movement, new policies and associated embedded derivatives. The net impact of these items resulted in an increase of $12,206 million, of which $10,923 million is included in the Consolidated Statements of Income as an increase in insurance contract liabilities and change in reinsurance assets, with the remaining $1,283 million increase included in net claims and benefits. The change in insurance contract liabilities amount on the Consolidated Statements of Income also includes the change in embedded derivatives associated with insurance contracts, however these embedded derivatives are included in other liabilities on the Consolidated Statements of Financial Position.

(2)

New business policy liability impact is positive/(negative) when estimated future premiums, together with future investment income, are expected to be more/(less) than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

(3)

The net in-force movement over the year was an increase of $5,972 million, primarily reflecting the expected growth in insurance contract liabilities in all three geographic segments, partially offset by the impact of interest rate increases.

(4)

The decrease in policy liabilities from currency impact reflects the appreciation of the Canadian dollar relative to the Japanese yen and U.S. dollar. To the extent assets are currency matched to liabilities, the decrease in insurance contract liabilities due to currency impact is offset by a corresponding decrease from currency impact in the value of assets supporting those liabilities.

2020 Net Insurance Contract Liability Movement Analysis

For the year ended December 31, 2020 ($ millions)	Asia	Canada	U.S.	Corporate and Other	Total
Balance, January 1	$87,937	$83,297	$138,859	$(285)	$309,808
New business(1),(2)	3,014	(229)	381	–	3,166
In-force movement(1),(3)	11,516	7,897	14,370	(131)	33,652
Changes in methods and assumptions(1)	393	(619)	840	(51)	563
Reinsurance transactions(1),(4)	–	–	(3,360)	–	(3,360)
Currency impact(5)	98	–	(4,151)	9	(4,044)
Balance, December 31	$102,958	$90,346	$146,939	$(458)	$339,785

(1)

The $31,719 million increase reported as the change in insurance contract liabilities and change in reinsurance assets on the 2020 Consolidated Statements of Income primarily consists of changes due to the changes in methods and assumptions, normal in-force movement, new policies and associated embedded derivatives, partially offset by reinsurance transactions. The net impact of these items result in an increase of $34,021 million, of which $32,709 million is included in the Consolidated Statements of Income as an increase in insurance contract liabilities and change in reinsurance assets, with the remaining $1,312 million increase included in net claims and benefits. The change in insurance contract liabilities amount on the Consolidated Statements of Income also includes the change in embedded derivatives associated with insurance contracts, however these embedded derivatives are included in other liabilities on the Consolidated Statements of Financial Position.

(2)

New business policy liability impact is positive/(negative) when estimated future premiums, together with future investment income, are expected to be more/(less) than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

(3)

The net in-force movement over the year was an increase of $33,652 million, primarily reflecting the impact of interest rate declines and expected growth in insurance contract liabilities in all three geographic segments.

(4)

On September 30, 2020, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.), entered into a reinsurance agreement with Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. bank owned life insurance (“BOLI”). Under the terms of the transaction, the Company will maintain responsibility for servicing the policies with no expected impact to the BOLI policyholders. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities.

(5)

The decrease in policy liabilities from currency impact reflects the appreciation of the Canadian dollar relative to the U.S. dollar, Hong Kong dollar, slightly offset by the depreciation of the Canadian dollar relative to the Japanese yen. To the extent assets are currency matched to liabilities, the decrease in insurance contract liabilities due to currency impact is offset by a corresponding decrease from currency impact in the value of assets supporting those liabilities.

Critical Accounting Policies

Consolidation

The Company is required to consolidate the financial position and results of entities it controls. Control exists when the Company:

•	Has the power to govern the financial and operating policies of the entity;
•	Is exposed to a significant portion of the entity’s variable returns; and

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•	Is able to use its power to influence variable returns from the entity.

The Company uses the same principles to assess control over any entity it is involved with. In evaluating control, potential factors assessed include the effects of:

•	Substantive potential voting rights that are currently exercisable or convertible;
•	Contractual management relationships with the entity;
•	Rights and obligations resulting from policyholders to manage investments on their behalf; and
•	The effect of any legal or contractual restraints on the Company from using its power to affect its variable returns from the entity.

An assessment of control is based on arrangements in place and the assessed risk exposures at inception. Initial evaluations are reconsidered at a later date if:

•	The Company acquires additional interests in the entity or its interests in an entity are diluted;
•	The contractual arrangements of the entity are amended such that the Company’s involvement with the entity changes; or
•	The Company’s ability to use its power to affect its variable returns from the entity changes.

Subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date that control ceases.

Fair Value of Invested Assets

A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2021 Annual Consolidated Financial Statements for a description of the methods used in determining fair values. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies including discounted cash flow methodologies, matrix pricing, consensus pricing services, or other similar techniques. The inputs to these market standard valuation methodologies include: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity, volatilities and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell assets, or the price ultimately realized for these assets, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain assets.

Evaluation of Invested Asset Impairment

AFS fixed income and equity securities are carried at fair market value, with changes in fair value recorded in other comprehensive income (“OCI”) with the exception of unrealized gains and losses on foreign currency translation of AFS fixed income securities which are included in net income attributed to shareholders. Securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in net income attributed to shareholders when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of a fixed income security or when fair value of an equity security has declined significantly below cost or for a prolonged period of time.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment has occurred and in assessing fair values and recoverable values. Key matters considered include economic factors, Company and industry specific developments, and specific issues with respect to single issuers and borrowers.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 8 to the 2021 Consolidated Financial Statements.

Derivative Financial Instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forwards and futures agreements, and options to help manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Refer to note 4 to the 2021 Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the Consolidated Financial Statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations. If it was determined that hedge accounting designations were not appropriately applied, reported net income attributed to shareholders could be materially affected.

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Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents, including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded. The largest defined benefit pension and retiree welfare plans in the U.S. and Canada are the material plans that are discussed herein and in note 15 to the 2021 Annual Consolidated Financial Statements.

Due to the long-term nature of defined benefit pension and retiree welfare plans, the calculation of the defined benefit obligation and net benefit cost depends on various assumptions such as discount rates, salary increase rates, cash balance interest crediting rates, health care cost trend rates and rates of mortality. These assumptions are determined by management and are reviewed annually. The key assumptions, as well as the sensitivity of the defined benefit obligation to changes in these assumptions, are presented in note 15 to the 2021 Annual Consolidated Financial Statements.

Changes in assumptions and differences between actual and expected experience give rise to actuarial gains and losses that affect the amount of the defined benefit obligation and OCI. For 2021, the amount recorded in OCI was a gain of $217 million (2020 – gain of $47 million) for the defined benefit pension plans and a gain of $27 million (2020 – gain of $10 million) for the retiree welfare plans.

Contributions to the registered (tax qualified) defined benefit pension plans are made in accordance with the applicable U.S. and Canadian regulations. During 2021, the Company contributed $2 million (2020 – $6 million) to these plans. As at December 31, 2021, the difference between the fair value of assets and the defined benefit obligation for these plans was a surplus of $600 million (2020 – surplus of $446 million). For 2022, the contributions to the plans are expected to be approximately $7 million.1

The Company’s supplemental pension plans for executives are not funded; benefits under these plans are paid as they become due. During 2021, the Company paid benefits of $59 million (2020 – $65 million) under these plans. As at December 31, 2021, the defined benefit obligation for these plans, which is reflected as a liability in the balance sheet, amounted to $687 million (2020 – $752 million).

The Company’s retiree welfare plans are partially funded, although there are no regulations or laws governing or requiring the funding of these plans. As at December 31, 2021, the difference between the fair value of plan assets and the defined benefit obligation for these plans was a surplus of $3 million (2020 – deficit of $32 million).

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred tax asset or liability results from temporary differences between carrying values of the assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. At December 31, 2021, we had $5,254 million of deferred tax assets (December 31, 2020 – $4,842 million). Factors in management’s determination include, among other things, the following:

•	Future taxable income exclusive of reversing temporary differences and carryforwards;
•	Future reversals of existing taxable temporary differences;
•	Taxable income in prior carryback years; and
•	Tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining the amount of deferred tax assets to recognize change significantly, or when receipt of new information indicates the need for adjustment in the recognition of deferred tax assets. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances, actuarial liabilities (see Critical Actuarial and Accounting Policies – Expenses and Taxes above) and the effective tax rate. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

Goodwill and Intangible Assets

At December 31, 2021, under IFRS we had $5,651 million of goodwill and $4,264 million of intangible assets ($1,549 million of which are intangible assets with indefinite lives). Goodwill and intangible assets with indefinite lives are tested at the cash generating unit level (“CGU”) or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. The tests performed in 2021 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives. Changes in discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future, which could be material.

[1]	See “Caution regarding forward-looking statements” above.

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Impairment charges could occur in the future as a result of changes in economic conditions. The goodwill testing for 2022 will be updated based on the conditions that exist in 2022 and may result in impairment charges, which could be material.

Future Accounting and Reporting Changes

There are several new accounting and reporting changes issued under IFRS including those still under development by the IASB. We have summarized below key recently issued accounting standards that are anticipated to have a significant impact on the Company. Accounting and reporting changes are discussed in note 2 of the 2021 Consolidated Financial Statements.

IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 issued in June 2020, the IASB amended IFRS 4 “Insurance Contracts” to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”.

The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, for a financial liability designated as at fair value through profit or loss, revisions have been made in the accounting for changes in fair value attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project.

The Company elected to defer IFRS 9 until January 1, 2023 as permitted under the June 2020 amendments to IFRS 4 “Insurance Contracts”. The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.

IFRS 17 “Insurance Contracts”

IFRS 17 “Insurance Contracts” was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 “Insurance Contracts” were issued in June 2020 and include a two-year deferral of the effective date. IFRS 17 as amended, is effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. The standard will replace IFRS 4 “Insurance Contracts” and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Financial Statements.

Narrow-scope amendments to IFRS 17 “Insurance Contracts” were issued in December 2021 and are effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” which the Company will adopt on January 1, 2023. The amendments remove accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period. The Company is considering the effect of these amendments on its IFRS 9 transition disclosures.

The principles underlying IFRS 17 differ from CALM as permitted by IFRS 4. While there are many differences, the following outlines some of the key differences:

•

Under IFRS 17 the discount rate used to estimate the present value of insurance contract liabilities is based on the characteristics of the liability, whereas under CALM, the Company uses the rates of returns for current and projected assets supporting insurance contract liabilities to value the liabilities. The difference in the discount rate approach also impacts the timing of investment-related experience earnings emergence. Under CALM, investment-related experience includes the impact of investing activities. The impact of investing activities is directly related to the CALM methodology. Under IFRS 17, the impact of investing activities will emerge over the life of the asset and is independent of the liability measurement.

•

Under IFRS 17 the discount rate is not related to the expected return on our ALDA and public equity assets, and, as a result, the earnings sensitivity of a change in return assumptions for ALDA and public equity will be significantly reduced.

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•

Under IFRS 17 the discount rate used to present value future cashflows is disconnected from the assets we hold to support our insurance contract liabilities. As a result, we are considering electing the other comprehensive income option under IFRS 17 for our insurance contract liabilities and the fair value through other comprehensive income option under IFRS 9 for our fixed income assets.

•

Under IFRS 17 new business gains are recorded on the Consolidated Statements of Financial Position (in the Contractual Service Margin component of the insurance contract liability) and amortized into income as services are provided. New business losses are recorded into income immediately. Under CALM, both new business gains and new business losses are recognized in income immediately. We reported $1,274 million post-tax of new business gains in net income attributed to shareholders in 2021 (2020 – $909 million).

•

The change in timing of recognition of earnings under IFRS 17 does not impact the cash flows generated by the business, and, hence, IFRS 17 does not change the economics of our business. The value of new business will be recorded in the Contractual Service Margin on the Consolidated Statements of Financial Position. An increase in the Contractual Service Margin is indicative of growth in future earnings, all else being equal.

A summary of some of the key risks are outlined in the “Risk Factors and Risk Management – Emerging Risks” section above.

The Company continues its assessment of the implications of this standard and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. The establishment of a Contractual Service Margin on our in-force business is expected to lead to an increase in insurance contract liabilities and a corresponding decrease in equity upon transition. The Contractual Service Margin represents unearned profits that are expected to amortize into income as services are provided. We continue to evaluate the potential impacts of all other changes including available accounting policy choices under IFRS 17 on the measurement of our insurance contract liabilities.

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12. Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2021, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2021.

MFC’s Audit Committee has reviewed this MD&A and the 2021 Consolidated Financial Statements and MFC’s Board approved these reports prior to their release.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the Consolidated Financial Statements of the Company for the year ended December 31, 2021. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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13. Non-GAAP and Other Financial Measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core general expenses; Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; Global WAM revenue; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core ROE; diluted core earnings per common share (“core EPS”); common share core dividend payout ratio; expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures; Global WAM revenue; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; basic earnings per common share; and diluted earnings per common share.

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value; new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; market value to book value ratio; average assets under management and administration (“average AUMA”), Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level. We also base our mid and long-term strategic priorities on core earnings.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See below for reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

The items included in core earnings and items excluded from core earnings are determined in accordance with the methodology under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline and are listed below.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.

Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second

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quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter, they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

¡

This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

¡

The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

¡

Our average net annualized investment-related experience, including core investment gains, calculated from the introduction of core earnings in 2012 to the end of 2021 was $546 million (2012 to the end of 2020 was $380 million).

¡

The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

¡

While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

¡

Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

Core investment gains are reported in the Corporate and Other segment, with an offsetting adjustment to investment-related experience gains and losses in items excluded from core earnings.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments in segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.

Items excluded from core earnings:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.

¡

The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

¡	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
¡	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
¡

Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

¡	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
¡	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.

Changes in actuarial methods and assumptions. As noted in the “Critical Actuarial and Accounting Policies” section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected

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future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.
5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Net income (loss) attributed to participating policyholders and non-controlling interests.
11.	Impact of enacted or substantially enacted income tax rate changes.

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Reconciliation of core earnings to net income attributed to shareholders

	2021
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$3,188	$1,791	$2,484	$1,641	$(979)	$8,125
Income tax (expense) recovery
Core earnings	(322)	(413)	(418)	(234)	27	(1,360)
Items excluded from core earnings	(120)	77	32	(1)	159	147
Income tax (expense) recovery	(442)	(336)	(386)	(235)	186	(1,213)
Net income (post-tax)	2,746	1,455	2,098	1,406	(793)	6,912
Less: Net income (post-tax) attributed to
Non-controlling interests	256	–	–	–	(1)	255
Participating policyholders	(567)	101	18	–	–	(448)
Net income (loss) attributed to shareholders (post-tax)	3,057	1,354	2,080	1,406	(792)	7,105
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	313	329	1,341	–	(341)	1,642
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	169	(89)	(727)	–	(170)	(817)
Change in actuarial methods and assumptions	343	(65)	(314)	–	(5)	(41)
Restructuring charge	–	–	–	–	(115)	(115)
Reinsurance transactions, tax related items and other	56	–	(156)	–	–	(100)
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
Income tax on core earnings (see above)	322	413	418	234	(27)	1,360
Core earnings (pre-tax)	$2,498	$1,592	$2,354	$1,640	$(188)	$7,896

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	2021
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$2,176	$1,179		$1,936	$1,406	$(161)	$6,536
CER adjustment(1)		(1)	–		9	4	1	13
Core earnings, CER basis (post-tax)		$2,175	$1,179		$1,945	$1,410	$(160)	$6,549
Income tax on core earnings, CER basis(2)		321	413		421	234	(26)	1,363
Core earnings, CER basis (pre-tax)		$2,496	$1,592		$2,366	$1,644	$(186)	$7,912
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	1,736		US$	1,544
CER adjustment US $(1)		(8)			–
Core earnings, CER basis (post-tax), US $	US$	1,728		US$	1,544

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rates for the 4 respective quarters that make up 2021 core earnings.

103

Reconciliation of core earnings to net income attributed to shareholders

	2020						2019
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company	Total Company
Income (loss) before income taxes	$1,635	$390	$1,564	$1,272	$1,910	$6,771	$6,220
Income tax (expense) recovery
Core earnings	(336)	(378)	(481)	(172)	199	(1,168)	(1,083)
Items excluded from core earnings	104	247	186	–	(564)	(27)	365
Income tax (expense) recovery	(232)	(131)	(295)	(172)	(365)	(1,195)	(718)
Net income (post-tax)	1,403	259	1,269	1,100	1,545	5,576	5,502
Less: Net income (post-tax) attributed to
Non-controlling interests	250	–	–	–	–	250	233
Participating policyholders	(609)	64	–	–	–	(545)	(333)
Net income (loss) attributed to shareholders (post-tax)	1,762	195	1,269	1,100	1,545	5,871	5,602
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	218	(260)	(717)	–	(33)	(792)	366
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(583)	(817)	30	–	2,302	932	(778)
Change in actuarial methods and assumptions	(41)	77	(301)	–	67	(198)	(21)
Restructuring charge	–	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	58	21	262	–	72	413	31
Core earnings (post-tax)	$2,110	$1,174	$1,995	$1,100	$(863)	$5,516	$6,004
Income tax on core earnings (see above)	336	378	481	172	(199)	1,168
Core earnings (pre-tax)	$2,446	$1,552	$2,476	$1,272	$(1,062)	$6,684

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	2020
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$2,110	$1,174		$1,995	$1,100	$(863)	$5,516
CER adjustment(1)		(128)	–		(124)	(42)	(9)	(303)
Core earnings, CER basis (post-tax)		$1,982	$1,174		$1,871	$1,058	$(872)	$5,213
Income tax on core earnings, CER basis(2)		323	378		450	169	(199)	1,121
Core earnings, CER basis (pre-tax)		$2,305	$1,552		$2,321	$1,227	$(1,071)	$6,334
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	1,576		US$	1,485
CER adjustment US $(1)		(1)			–
Core earnings, CER basis (post-tax), US $	US$	1,575		US$	1,485

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rates for 4 respective quarters that make up 2020 core earnings.

104   |  2021 Annual Report  |  Management’s Discussion and Analysis

Reconciliation of core earnings to net income attributed to shareholders

	4Q21
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$684	$806	$614	$438	$(61)	$2,481
Income tax (expense) recovery
Core earnings	(68)	(101)	(117)	(52)	(8)	(346)
Items excluded from core earnings	(13)	(77)	(4)	–	10	(84)
Income tax (expense) recovery	(81)	(178)	(121)	(52)	2	(430)
Net income (post-tax)	603	628	493	386	(59)	2,051
Less: Net income (post-tax) attributed to
Non-controlling interests	34	–	–	(1)	(1)	32
Participating policyholders	(76)	12	(1)	–	–	(65)
Net income (loss) attributed to shareholders (post-tax)	645	616	494	387	(58)	2,084
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	58	90	58	–	(80)	126
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32	240	125	–	1	398
Change in actuarial methods and assumptions	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	8	–	(156)	–	–	(148)
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
Income tax on core earnings (see above)	68	101	117	52	8	346
Core earnings (pre-tax)	$615	$387	$584	$439	$29	$2,054

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	4Q21
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$547	$286		$467	$387	$21	$1,708
CER adjustment(1)		–	–		–	–	–	–
Core earnings, CER basis (post-tax)		$547	$286		$467	$387	$21	$1,708
Income tax on core earnings, CER basis(2)		68	101		117	52	8	346
Core earnings, CER basis (pre-tax)		$615	$387		$584	$439	$29	$2,054
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	435		US$	370
CER adjustment US $(1)		–			–
Core earnings, CER basis (post-tax), US $	US$	435		US$	370

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q21.

105

Reconciliation of core earnings to net income attributed to shareholders

	3Q21
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$650	$(101)	$800	$418	$(287)	$1,480
Income tax (expense) recovery
Core earnings	(52)	(109)	(79)	(66)	12	(294)
Items excluded from core earnings	(31)	153	(16)	(1)	23	128
Income tax (expense) recovery	(83)	44	(95)	(67)	35	(166)
Net income (post-tax)	567	(57)	705	351	(252)	1,314
Less: Net income (post-tax) attributed to
Non-controlling interests	48	–	–	–	–	48
Participating policyholders	(303)	(31)	8	–	–	(326)
Net income (loss) attributed to shareholders (post-tax)	822	(26)	697	351	(252)	1,592
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	62	97	617	–	(76)	700
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(129)	(369)	(96)	–	(3)	(597)
Change in actuarial methods and assumptions	343	(65)	(314)	–	(5)	(41)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	13	–	–	–	–	13
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
Income tax on core earnings (see above)	52	109	79	66	(12)	294
Core earnings (pre-tax)	$585	$420	$569	$417	$(180)	$1,811

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	3Q21
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$533	$311		$490	$351	$(168)	$1,517
CER adjustment(1)		(2)	–		–	(1)	–	(3)
Core earnings, CER basis (post-tax)		$531	$311		$490	$350	$(168)	$1,514
Income tax on core earnings, CER basis(2)		51	109		80	66	(12)	294
Core earnings, CER basis (pre-tax)		$582	$420		$570	$416	$(180)	$1,808
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	424		US$	389
CER adjustment US $(1)		(3)			–
Core earnings, CER basis (post-tax), US $	US$	421		US$	389

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q21.

106   |  2021 Annual Report  |  Management’s Discussion and Analysis

Reconciliation of core earnings to net income attributed to shareholders

	2Q21
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$736	$1,031	$986	$419	$120	$3,292
Income tax (expense) recovery
Core earnings	(78)	(112)	(106)	(64)	6	(354)
Items excluded from core earnings	(22)	(107)	(83)	1	(45)	(256)
Income tax (expense) recovery	(100)	(219)	(189)	(63)	(39)	(610)
Net income (post-tax)	636	812	797	356	81	2,682
Less: Net income (post-tax) attributed to
Non-controlling interests	84	–	–	–	–	84
Participating policyholders	(81)	29	4	–	–	(48)
Net income (loss) attributed to shareholders (post-tax)	633	783	793	356	81	2,646
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	121	207	506	–	(95)	739
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(22)	258	(191)	–	172	217
Change in actuarial methods and assumptions	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	8	–	–	–	–	8
Core earnings (post-tax)	$526	$318	$478	$356	$4	$1,682
Income tax on core earnings (see above)	78	112	106	64	(6)	354
Core earnings (pre-tax)	$604	$430	$584	$420	$(2)	$2,036

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	2Q21
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$526	$318		$478	$356	$4	$1,682
CER adjustment(1)		10	–		12	6	1	29
Core earnings, CER basis (post-tax)		$536	$318		$490	$362	$5	$1,711
Income tax on core earnings, CER basis(2)		80	112		108	64	(5)	359
Core earnings, CER basis (pre-tax)		$616	$430		$598	$426	$–	$2,070
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	427		US$	389
CER adjustment US $(1)		(1)			–
Core earnings, CER basis (post-tax), US $	US$	426		US$	389

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q21.

107

Reconciliation of core earnings to net income attributed to shareholders

	1Q21
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$1,118	$55	$84	$366	$(751)	$872
Income tax (expense) recovery
Core earnings	(124)	(91)	(116)	(52)	17	(366)
Items excluded from core earnings	(54)	108	135	(1)	171	359
Income tax (expense) recovery	(178)	17	19	(53)	188	(7)
Net income (post-tax)	940	72	103	313	(563)	865
Less: Net income (post-tax) attributed to
Non-controlling interests	90	–	–	1	–	91
Participating policyholders	(107)	91	7	–	–	(9)
Net income (loss) attributed to shareholders (post-tax)	957	(19)	96	312	(563)	783
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	72	(65)	160	–	(90)	77
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	288	(218)	(565)	–	(340)	(835)
Change in actuarial methods and assumptions	–	–	–	–	–	–
Restructuring charge	–	–	–	–	(115)	(115)
Reinsurance transactions, tax related items and other	27	–	–	–	–	27
Core earnings (post-tax)	$570	$264	$501	$312	$(18)	$1,629
Income tax on core earnings (see above)	124	91	116	52	(17)	366
Core earnings (pre-tax)	$694	$355	$617	$364	$(35)	$1,995

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	1Q21
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$570	$264		$501	$312	$(18)	$1,629
CER adjustment(1)		(9)	–		(3)	(1)	–	(13)
Core earnings, CER basis (post-tax)		$561	$264		$498	$311	$(18)	$1,616
Income tax on core earnings, CER basis(2)		122	91		116	52	(17)	364
Core earnings, CER basis (pre-tax)		$683	$355		$614	$363	$(35)	$1,980
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	450		US$	396
CER adjustment US $(1)		(4)			–
Core earnings, CER basis (post-tax), US $	US$	446		US$	396

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q21.

108   |  2021 Annual Report  |  Management’s Discussion and Analysis

Reconciliation of core earnings to net income attributed to shareholders

	4Q20
($ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$755	$707	$108	$361	$134	$2,065
Income tax (expense) recovery
Core earnings	(89)	(86)	(110)	(57)	49	(293)
Items excluded from core earnings	1	40	108	–	(80)	69
Income tax (expense) recovery	(88)	(46)	(2)	(57)	(31)	(224)
Net income (post-tax)	667	661	106	304	103	1,841
Less: Net income (post-tax) attributed to
Non-controlling interests	57	–	–	–	–	57
Participating policyholders	(29)	33	–	–	–	4
Net income (loss) attributed to shareholders (post-tax)	639	628	106	304	103	1,780
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	127	332	110	–	16	585
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(88)	(35)	(483)	–	283	(323)
Change in actuarial methods and assumptions	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	29	15	–	–	–	44
Core earnings (post-tax)	$571	$316	$479	$304	$(196)	$1,474
Income tax on core earnings (see above)	89	86	110	57	(49)	293
Core earnings (pre-tax)	$660	$402	$589	$361	$(245)	$1,767

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis and U.S. dollars

	4Q20
(Canadian $ in millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia		Canada	U.S.		Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)		$571	$316		$479	$304	$(196)	$1,474
CER adjustment(1)		(24)	–		(16)	(6)	(1)	(47)
Core earnings, CER basis (post-tax)		$547	$316		$463	$298	$(197)	$1,427
Income tax on core earnings, CER basis(2)		87	86		106	56	(49)	286
Core earnings, CER basis (pre-tax)		$634	$402		$569	$354	$(246)	$1,713
Core earnings (U.S. dollars) – Asia and U.S. segments(1)
Core earnings (post-tax)(3), US $	US$	438		US$	367
CER adjustment US $(1)		(3)			–
Core earnings, CER basis (post-tax), US $	US$	435		US$	367

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q20.

109

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

(US $ in millions)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Hong Kong	$270	$248	$214	$217	$229	$949	$813
Japan	77	86	78	82	78	323	310
Asia Other(1)	132	125	169	193	157	619	572
China						96	139
Singapore						162	110
Vietnam						290	233
Other Emerging Markets(2)						71	90
Regional Office	(44)	(35)	(34)	(42)	(26)	(155)	(119)
Total Asia core earnings	$435	$424	$427	$450	$438	$1,736	$1,576

(1)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(2)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

(US $ in millions), CER basis(1)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Hong Kong	$270	$248	$214	$217	$230	$949	$813
Japan	77	83	75	77	71	312	291
Asia Other(2)	132	125	170	195	161	622	590
China						97	150
Singapore						161	111
Vietnam						294	238
Other Emerging Markets(3)						70	91
Regional Office	(44)	(35)	(33)	(43)	(27)	(155)	(119)
Total Asia core earnings, CER basis	$435	$421	$426	$446	$435	$1,728	$1,575

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.
(2)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(3)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

(Canadian $ in millions)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Insurance	$184	$211	$210	$165	$204	$770	$765
Annuities	62	56	64	52	64	234	252
Manulife Bank	40	44	44	47	48	175	157
Total Canada core earnings	$286	$311	$318	$264	$316	$1,179	$1,174

U.S.

(US $ in millions)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
U.S. Insurance	$274	$279	$298	$277	$247	$1,128	$1,045
U.S. Annuities	96	110	91	119	120	416	440
Total U.S. core earnings	$370	$389	$389	$396	$367	$1,544	$1,485

110   |  2021 Annual Report  |  Management’s Discussion and Analysis

Global WAM by business line

	Quarterly					Full Year
(Canadian $ in millions)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Retirement	$218	$206	$206	$189	$182	$819	$641
Retail	160	136	137	118	116	551	435
Institutional asset management	9	9	13	5	6	36	24
Total Global WAM core earnings	$387	$351	$356	$312	$304	$1,406	$1,100

	Quarterly					Full Year
(Canadian $ in millions), CER basis(1)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Retirement	$218	$206	$210	$188	$178	$822	$612
Retail	160	136	139	118	114	553	423
Institutional asset management	9	8	13	5	6	35	23
Total Global WAM core earnings, CER basis	$387	$350	$362	$311	$298	$1,410	$1,058

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

Global WAM by geographic source

	Quarterly					Full Year
(Canadian $ in millions)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Asia	$88	$103	$103	$103	$84	$397	$344
Canada	119	106	108	96	102	429	363
U.S.	180	142	145	113	118	580	393
Total Global WAM core earnings	$387	$351	$356	$312	$304	$1,406	$1,100

	Quarterly					Full Year
(Canadian $ in millions), CER basis(1)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Asia	$88	$102	$106	$102	$82	$398	$324
Canada	119	106	108	96	102	429	363
U.S.	180	142	148	113	114	583	371
Total Global WAM core earnings, CER basis	$387	$350	$362	$311	$298	$1,410	$1,058

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

Corporate and Other

	Quarterly					Full Year
(Canadian $ in millions)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Corporate and Other excluding core investment gains	$(79)	$(268)	$(96)	$(118)	$(196)	$(561)	$(863)
Core investment gains	100	100	100	100	–	400	–
Total Corporate and Other core earnings	$21	$(168)	$4	$(18)	$(196)	$(161)	$(863)

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core earnings (post-tax)	$1,708	$1,517	$1,682	$1,629	$1,474	$6,536	$5,516
Less: Preferred share dividends	(71)	(37)	(64)	(43)	(43)	(215)	(171)
Core earnings available to common shareholders	1,637	1,480	1,618	1,586	1,431	6,321	5,345
CER adjustment(1)	–	(3)	29	(13)	(47)	13	(303)
Core earnings available to common shareholders, CER basis	$1,637	$1,477	$1,647	$1,573	$1,384	$6,334	$5,042
(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

111

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core earnings available to common shareholders (post-tax)	$1,637	$1,480	$1,618	$1,586	$1,431	$6,321	$5,345
Annualized core earnings available to common shareholders (post-tax)	$6,483	$5,874	$6,485	$6,435	$5,697	$6,321	$5,345
Average common shareholders’ equity (see below)	$51,049	$49,075	$46,757	$46,974	$48,984	$48,463	$49,145
Core ROE	12.7%	12.0%	13.9%	13.7%	11.6%	13.0%	10.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$58,408	$55,457	$53,466	$51,238	$52,335	$58,408	$52,335
Less: Preferred shares and other equity	(6,381)	(5,387)	(5,387)	(5,804)	(3,822)	(6,381)	(3,822)
Common shareholders’ equity	$52,027	$50,070	$48,079	$45,434	$48,513	$52,027	$48,513
Average common shareholders’ equity	$51,049	$49,075	$46,757	$46,974	$48,984	$48,463	$49,145

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core EPS
Core earnings available to common shareholders (post-tax)	$1,637	$1,480	$1,618	$1,586	$1,431	$6,321	$5,345
Diluted weighted average common shares outstanding (millions)	1,946	1,946	1,946	1,945	1,943	1,946	1,943
Core earnings per share	0.84	0.76	0.83	0.82	0.74	3.25	2.75

Core EPS, CER basis
Core earnings available to common shareholders (post-tax), CER basis	$1,637	$1,477	$1,647	$1,573	$1,384	$6,334	$5,042
Diluted weighted average common shares outstanding (millions)	1,946	1,946	1,946	1,945	1,943	1,946	1,943
Core earnings per share, CER basis	0.84	0.76	0.85	0.81	0.71	3.26	2.59

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings. These strategic priorities include core earnings from highest potential businesses, core earnings from Asia region, and core earnings from long-term care insurance (“LTC”) and variable annuities (“VA”) businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

Highest potential businesses

For the years ended December 31,	2021			2020
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	Reported	Adjustments	Normalized	Reported	Adjustments(2)	Normalized
Core earnings highest potential businesses(1)	$4,111	$–	$4,111	$3,651	$–	$3,651
Core earnings – All other businesses excl. core investment gains	2,025	–	2,025	1,865	–	1,865
Core investment gains	400	–	400	–	400	400
Core earnings (post-tax)	6,536	–	6,536	5,516	400	5,916
Items excluded from core earnings	569	–	569	355	–	355
Net income (loss) attributed to shareholders (post-tax)	$ 7,105	$ –	$ 7,105	$ 5,871	$ 400	$ 6,271
Highest Potential Businesses Core Earnings contribution	63%		63%	66%		62%
(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.
(2)	To provide a consistent basis for year over year comparison, 2020 total company core earnings were normalized to include $400 million of annual core investment gains.

112   |  2021 Annual Report  |  Management’s Discussion and Analysis

Asia region

For the years ended December 31,	2021			2020
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	Reported	Adjustments	Normalized	Reported	Adjustments(2)	Normalized
Core earnings of Asia region(1)	$2,573	$–	$2,573	$2,454	$–	$2,454
Core earnings – All other businesses excl. core investment gains	3,563	–	3,563	3,062	–	3,062
Core investment gains	400	–	400	–	400	400
Core earnings (post-tax)	6,536	–	6,536	5,516	400	5,916
Items excluded from core earnings	569	–	569	355	–	355
Net income (loss) attributed to shareholders (post-tax)	$7,105	$–	$7,105	$5,871	$400	$6,271
Asia Region Core Earnings contribution	39%		39%	44%		41%

(1)	Includes core earnings from Asia segment and Global WAM’s business in Asia.
(2)	To provide a consistent basis for year over year comparison, 2020 total company core earnings were normalized to include $400 million of annual core investment gains.

LTC & VA businesses

For the years ended December 31,	2021			2020
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	Reported	Adjustments(3)	Normalized	Reported	Adjustments(2),(3)	Normalized
Core earnings of LTC and VA businesses(1)	$1,426	$(152)	$1,274	$1,611	$(170)	$1,441
Core earnings – All other businesses excl. core investment gains	4,710	–	4,710	3,905	–	3,905
Core investment gains	400	–	400	–	400	400
Core earnings (post-tax)	6,536	(152)	6,384	5,516	230	5,746
Items excluded from core earnings	569	–	569	355	–	355
Net income (loss) attributed to shareholders (post-tax)	$7,105	$(152)	$6,953	$5,871	$230	$6,101
LTC & VA Core Earnings contribution	22%		20%	29%		25%

(1)	Includes core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.
(2)	To provide a consistent basis for year over year comparison, 2020 total company core earnings were normalized to include $400 million of annual core investment gains.
(3)	2021 and 2020 total company and U.S. LTC core earnings were normalized to remove estimated gains on U.S. LTC policyholder experience due to COVID-19.

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2021.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout the rest of this section.

113

Net income financial measures on a CER basis

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Net income (loss) attributed to shareholders:
Asia	$645	$822	$633	$957	$639	$3,057	$1,762
Canada	616	(26)	783	(19)	628	1,354	195
U.S.	494	697	793	96	106	2,080	1,269
Global WAM	387	351	356	312	304	1,406	1,100
Corporate and Other	(58)	(252)	81	(563)	103	(792)	1,545
Total net income (loss) attributed to shareholders	2,084	1,592	2,646	783	1,780	7,105	5,871
Preferred share dividends and other equity distributions	(71)	(37)	(64)	(43)	(43)	(215)	(171)
Common shareholders net income (loss)	$2,013	$1,555	$2,582	$740	$1,737	$6,890	$5,700

CER adjustment(1)
Asia	$–	$–	$12	$16	$(25)	$28	$(112)
Canada	–	–	–	–	–	–	–
U.S.	–	1	22	2	1	25	(19)
Global WAM	–	1	5	(1)	(7)	5	(46)
Corporate and Other	–	–	4	2	(4)	6	(91)
Total net income (loss) attributed to shareholders	–	2	43	19	(35)	64	(268)
Preferred share dividends and other equity distributions	–	–	–	–	–	–	–
Common shareholders net income (loss)	$–	$2	$43	$19	$(35)	$64	$(268)

Net income (loss) attributed to shareholders, CER basis
Asia	$645	$822	$645	$973	$614	$3,085	$1,650
Canada	616	(26)	783	(19)	628	1,354	195
U.S.	494	698	815	98	107	2,105	1,250
Global WAM	387	352	361	311	297	1,411	1,054
Corporate and Other	(58)	(252)	85	(561)	99	(786)	1,454
Total net income (loss) attributed to shareholders, CER basis	2,084	1,594	2,689	802	1,745	7,169	5,603
Preferred share dividends and other equity distributions, CER basis	(71)	(37)	(64)	(43)	(43)	(215)	(171)
Common shareholders net income (loss), CER basis	$2,013	$1,557	$2,625	$759	$1,702	$6,954	$5,432

Asia U.S. dollar net income attributed to shareholders
Asia net income attributed to shareholders, US $(2)	$513	$654	$515	$755	$490	$2,437	$1,322
CER adjustment, US $(1)	–	–	(3)	20	(1)	17	(11)
Asia net income (loss) attributed to shareholders, U.S. dollars, CER basis(1)	$513	$654	$512	$775	$489	$2,454	$1,311

Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$2,084	$1,592	$2,646	$783	$1,780	$7,105	$5,871
Tax on net income attributed to shareholders	440	171	605	(31)	189	1,185	1,146
Net income (loss) attributed to shareholders (pre-tax)	2,524	1,763	3,251	752	1,969	8,290	7,017
CER adjustment(1)	–	(2)	46	(40)	(37)	4	(164)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,524	$1,761	$3,297	$712	$1,932	$8,294	$6,853

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

114   |  2021 Annual Report  |  Management’s Discussion and Analysis

Basic and diluted earnings per share on a CER basis

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Common shareholders net income (post-tax), CER basis	$2,013	$1,557	$2,625	$759	$1,702	$6,954	$5,432
Weighted average common shares outstanding (millions)	1,943	1,942	1,942	1,941	1,940	1,942	1,941
Basic EPS, CER basis	$1.04	$0.80	$1.35	$0.39	$0.88	$3.58	$2.80
Common shareholders net income (post-tax), CER basis	$2,013	$1,557	$2,625	$759	$1,702	$6,954	$5,432
Diluted weighted average common shares outstanding (millions)	1,946	1,946	1,946	1,945	1,943	1,946	1,943
Quarterly diluted EPS, CER basis	$1.03	$0.80	$1.35	$0.39	$0.88	$3.57	$2.80

General expenses, CER basis

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
General expenses	$2,000	$1,904	$1,892	$2,032	$1,968	$7,828	$7,510
CER adjustment(1)	–	(3)	26	(20)	(54)	3	(312)
General expenses, CER basis	$2,000	$1,901	$1,918	$2,012	$1,914	$7,831	$7,198

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.

Global WAM revenue, CER basis

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Total Revenue	$21,611	$15,983	$25,824	$(1,597)	$17,869	$61,821	$78,908
Less: Revenue for segments other than Global WAM	19,884	14,303	24,217	(3,124)	16,372	55,280	73,159
Global WAM revenue	1,727	1,680	1,607	1,527	1,497	6,541	5,749
CER adjustment(1)	–	1	26	(8)	(36)	19	(237)
Global WAM revenue, CER basis	$1,727	$1,681	$1,633	$1,519	$1,461	$6,560	$5,512

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Per share dividend	0.33	0.28	0.28	0.28	0.28	1.17	1.12
Core EPS	0.84	0.76	0.83	0.82	0.74	3.25	2.75
Common share core dividend payout ratio	39%	37%	34%	34%	38%	36%	41%

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of general account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

115

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

											US $(5)
	December 31, 2021										December 31, 2021
As at	Asia		Canada	U.S.		Global WAM		Corporate and Other	Total Company		Asia		U.S.
Total Invested Assets
Manulife Bank net lending assets		$–	$23,447		$–		$–	$–		$23,447	US$	–	US$	–
Derivative reclassification(1)		–	–		–		–	(7,475)		(7,475)		–		–
Invested assets excluding above items		129,207	96,425		164,830		4,458	16,206		411,126		101,893		130,013
Total		129,207	119,872		164,830		4,458	8,731		427,098		101,893		130,013
Segregated funds net assets
Segregated funds net assets – Institutional		–	–		–		4,470	–		4,470		–		–
Segregated funds net assets – Other(2)		25,505	42,124		79,620		248,097	(28)		395,318		20,112		62,801
Total		25,505	42,124		79,620		252,567	(28)		399,788		20,112		62,801
AUM per financial statements		154,712	161,996		244,450		257,025	8,703		826,886		122,005		192,814

Mutual funds		–	–		–		290,863	–		290,863		–		–
Institutional asset management(3)		–	–		–		106,407	–		106,407		–		–
Other funds		–	–		–		14,001	–		14,001		–		–
Total AUM		154,712	161,996		244,450		668,296	8,703		1,238,157		122,005		192,814
Assets under administration		–	–		–		187,631	–		187,631		–		–
Total AUMA		$154,712	$161,996		$244,450		$855,927	$8,703		$1,425,788	US$	122,005	US$	192,814

Total AUMA		$154,712	$161,996		$244,450		$855,927	$8,703		$1,425,788
CER adjustment(4)		–	–		–		–	–		–
Total AUMA, CER basis		$154,712	$161,996		$244,450		$855,927	$8,703		$1,425,788

Global WAM Managed AUMA
Global WAM AUMA							$855,927
AUM managed by Global WAM for Manulife’s other segments							246,773
Total							$1,102,700

AUMA in US $(5)	US$	122,005		US$	192,814				US$	1,124,616
Global WAM Managed AUMA in US $(5)						US$	869,774

(1)	Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)	Corporate and Other segregated funds net asset represents elimination of amounts held by the Company.
(3)	Institutional asset management excludes Institutional segregated funds net assets.
(4)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(5)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.

116   |  2021 Annual Report  |  Management’s Discussion and Analysis

											US $(5)
	September 30, 2021										September 30, 2021
As at	Asia		Canada	U.S.		Global WAM		Corporate and Other	Total Company		Asia		U.S.
Total Invested Assets
Manulife Bank net lending assets		$–	$23,139		$–		$–	$–		$23,139	US$	–	US$	–
Derivative reclassification(1)		–	–		–		–	(6,226)		(6,226)		–		–
Invested assets excluding above items		124,880	94,510		162,720		4,333	15,731		402,174		98,022		127,714
Total		124,880	117,649		162,720		4,333	9,505		419,087		98,022		127,714
Segregated funds net assets
Segregated funds net assets – Institutional		–	–		–		4,400	–		4,400		–		–
Segregated funds net assets – Other(2)		24,892	40,178		78,223		240,151	(45)		383,399		19,540		61,395
Total		24,892	40,178		78,223		244,551	(45)		387,799		19,540		61,395
AUM per financial statements		149,772	157,827		240,943		248,884	9,460		806,886		117,562		189,109

Mutual funds		–	–		–		277,421	–		277,421		–		–
Institutional asset management(3)		–	–		–		103,732	–		103,732		–		–
Other funds		–	–		–		12,562	–		12,562		–		–
Total AUM		149,772	157,827		240,943		642,599	9,460		1,200,601		117,562		189,109
Assets under administration		–	–		–		181,013	–		181,013		–		–
Total AUMA		$149,772	$157,827		$240,943		$823,612	$9,460		$1,381,614	US$	117,562	US$	189,109

Total AUMA		$149,772	$157,827		$240,943		$823,612	$9,460		$1,381,614
CER adjustment(4)		(1,193)	–		(1,188)		(3,191)	–		(5,572)
Total AUMA, CER basis		$148,579	$157,827		$239,755		$820,421	$9,460		$1,376,042

Global WAM Managed AUMA
Global WAM AUMA							$823,612
AUM managed by Global WAM for Manulife’s other segments							240,798
Total							$1,064,410

AUMA in US $(5)	US$	117,562		US$	189,109				US$	1,084,384
Global WAM Managed AUMA in US $(5)						US$	835,421

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2021 above.

117

											US $(5)
	June 30, 2021										June 30, 2021

As at	Asia		Canada	U.S.		Global WAM		Corporate and Other	Total Company		Asia		U.S.
Total Invested Assets
Manulife Bank net lending assets		$–	$22,884		$–		$–	$–		$22,884	US$	–	US$	–
Derivative reclassification(1)		–	–		–		–	(6,907)		(6,907)		–		–
Invested assets excluding above items		117,808	94,950		156,171		4,211	16,092		389,232		95,089		126,005
Total		117,808	117,834		156,171		4,211	9,185		405,209		95,089		126,005
Segregated funds net assets
Segregated funds net assets – Institutional		–	–		–		4,229	–		4,229		–		–
Segregated funds net assets – Other(2)		24,117	39,666		77,488		238,389	(44)		379,616		19,466		62,521
Total		24,117	39,666		77,488		242,618	(44)		383,845		19,466		62,521
AUM per financial statements		141,925	157,500		233,659		246,829	9,141		789,054		114,555		188,526

Mutual funds		–	–		–		265,110	–		265,110		–		–
Institutional asset management(3)		–	–		–		99,983	–		99,983		–		–
Other funds		–	–		–		12,232	–		12,232		–		–
Total AUM		141,925	157,500		233,659		624,154	9,141		1,166,379		114,555		188,526
Assets under administration		–	–		–		174,376	–		174,376		–		–
Total AUMA		$141,925	$157,500		$233,659		$798,530	$9,141		$1,340,755	US$	114,555	US$	188,526

Total AUMA		$141,925	$157,500		$233,659		$798,530	$9,141		$1,340,755
CER adjustment basis(4)		2,018	–		5,341		12,587	–		19,946
Total AUMA, CER basis		$143,943	$157,500		$239,000		$811,117	$9,141		$1,360,701

Global WAM Managed AUMA
Global WAM AUMA							$798,530
AUM managed by Global WAM for Manulife’s other segments							235,234
Total							$1,033,764

AUMA in US $(5)	US$	114,555		US$	188,526				US$	1,081,777
Global WAM Managed AUMA in US $(5)						US$	834,084

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2021 above.

118   |  2021 Annual Report  |  Management’s Discussion and Analysis

											US $(5)
	March 31, 2021										March 31, 2021
As at	Asia		Canada	U.S.		Global WAM		Corporate and Other	Total Company		Asia		U.S.
Total Invested Assets
Manulife Bank net lending assets		$–	$22,770		$–		$–	$–		$22,770	US$	–	US$	–
Derivative reclassification(1)		–	–		–		–	(3,685)		(3,685)		–		–
Invested assets excluding above items		113,925	91,680		151,892		4,325	17,041		378,863		90,610		120,789
Total		113,925	114,450		151,892		4,325	13,356		397,948		90,610		120,789
Segregated funds net assets
Segregated funds net assets –Institutional		–	–		–		4,157	–		4,157		–		–
Segregated funds net assets– Other(2)		23,046	37,937		76,280		230,305	(43)		367,525		18,325		60,661
Total		23,046	37,937		76,280		234,462	(43)		371,682		18,325		60,661
AUM per financial statements		136,971	152,387		228,172		238,787	13,313		769,630		108,935		181,450

Mutual funds		–	–		–		249,137	–		249,137		–		–
Institutional asset management(3)		–	–		–		96,989	–		96,989		–		–
Other funds		–	–		–		11,611	–		11,611		–		–
Total AUM		136,971	152,387		228,172		596,524	13,313		1,127,367		108,935		181,450
Assets under administration		–	–		–		167,558	–		167,558		–		–
Total AUMA		$136,971	$152,387		$228,172		$764,082	$13,313		$1,294,925	US$	108,935	US$	181,450

Total AUMA		$136,971	$152,387		$228,172		$764,082	$13,313		$1,294,925
CER adjustment(4)		(174)	–		1,854		4,244	–		5,924
Total AUMA, CER basis		$136,797	$152,387		$230,026		$768,326	$13,313		$1,300,849

Global WAM Managed AUMA
Global WAM AUMA							$764,082
AUM managed by Global WAM for Manulife’s other segments							229,265
Total							$993,347

AUMA in US $(5)	US$	108,935		US$	181,450				US$	1,029,761
Global WAM Managed AUMA in US $(5)						US$	789,938

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2021 above.

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											US $(5)
	December 31, 2020										December 31, 2020
As at	Asia		Canada	U.S.		Global WAM		Corporate and Other	Total Company		Asia		U.S.
Total Invested Assets
Manulife Bank net lending assets		$–	$22,763		$–		$–	$–		$22,763	US$	–	US$	–
Derivative reclassification(1)		–	–		–		–	(12,861)		(12,861)		–		–
Invested assets excluding above items		115,430	98,894		162,508		4,760	19,483		401,075		90,639		127,638
Total		115,430	121,657		162,508		4,760	6,622		410,977		90,639		127,638
Segregated funds net assets
Segregated funds net assets – Institutional		–	–		–		1,886	–		1,886		–		–
Segregated funds net assets – Other(2)		22,948	37,650		77,053		227,941	(42)		365,550		18,016		60,519
Total		22,948	37,650		77,053		229,827	(42)		367,436		18,016		60,519
AUM per financial statements		138,378	159,307		239,561		234,587	6,580		778,413		108,655		188,157

Mutual funds		–	–		–		238,068	–		238,068		–		–
Institutional asset management(3)		–	–		–		107,387	–		107,387		–		–
Other funds		–	–		–		10,880	–		10,880		–		–
Total AUM		138,378	159,307		239,561		590,922	6,580		1,134,748		108,655		188,157
Assets under administration		–	–		–		162,688	–		162,688		–		–
Total AUMA		$138,378	$159,307		$239,561		$753,610	$6,580		$1,297,436	US$	108,655	US$	188,157

Total AUMA		$138,378	$159,307		$239,561		$753,610	$6,580		$1,297,436
CER adjustment(4)		(4,617)	–		(1,044)		(5,003)	–		(10,664)
Total AUMA, CER basis		$133,761	$159,307		$238,517		$748,607	$6,580		$1,286,772

Global WAM Managed AUMA
Global WAM AUMA							$753,610
AUM managed by Global WAM for Manulife’s other segments							230,775
Total							$984,385

AUMA in US $(5)	US$	108,655		US$	188,157				US$	1,019,036
Global WAM Managed AUMA in US $(5)						US$	773,158

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at December 31, 2021 above.

120   |  2021 Annual Report  |  Management’s Discussion and Analysis

Global WAM AUMA and Managed AUMA by business line and geographic source

As at ($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Global WAM AUMA by business line
Retirement	$440,831	$426,742	$418,907	$403,576	$397,423
Retail	303,232	287,717	274,661	258,560	246,140
Institutional asset management	111,864	109,153	104,962	101,946	110,047
Total	$855,927	$823,612	$798,530	$764,082	$753,610

Global WAM AUMA by business line, CER basis(1)
Retirement	$440,831	$425,058	$426,263	$406,179	$395,997
Retail	303,232	286,796	278,735	259,989	245,215
Institutional asset management	111,864	108,567	106,119	102,158	107,395
Total	$855,927	$820,421	$811,117	$768,326	$748,607

Global WAM AUMA by geographic source
Asia	$104,584	$100,899	$95,510	$91,551	$100,996
Canada	238,798	228,347	224,693	212,441	206,637
U.S.	512,545	494,366	478,327	460,090	445,977
Total	$855,927	$823,612	$798,530	$764,082	$753,610

Global WAM AUMA by geographic source, CER basis(1)
Asia	$104,584	$100,151	$97,365	$92,031	$97,886
Canada	238,798	228,347	224,693	212,441	206,637
U.S.	512,545	491,923	489,059	463,854	444,084
Total	$855,927	$820,421	$811,117	$768,326	$748,607

Global WAM Managed AUMA by business line
Retirement	$440,831	$426,742	$418,907	$403,576	$397,423
Retail	391,911	373,685	359,520	340,330	327,916
Institutional asset management	269,958	263,983	255,337	249,441	259,046
Total	$1,102,700	$1,064,410	$1,033,764	$993,347	$984,385

Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$440,831	$425,058	$426,263	$406,179	$395,997
Retail	391,911	372,499	364,843	342,189	326,757
Institutional asset management	269,958	262,737	259,415	250,686	255,847
Total	$1,102,700	$1,060,294	$1,050,521	$999,054	$978,601

Global WAM Managed AUMA by geographic source
Asia	$207,827	$200,976	$191,704	$186,657	$198,716
Canada	293,902	281,523	278,309	262,960	255,374
U.S.	600,971	581,911	563,751	543,730	530,295
Total	$1,102,700	$1,064,410	$1,033,764	$993,347	$984,385

Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$207,827	$199,736	$195,772	$187,914	$195,183
Canada	293,902	281,523	278,309	262,960	255,374
U.S.	600,971	579,035	576,440	548,180	528,044
Total	$1,102,700	$1,060,294	$1,050,521	$999,054	$978,601

(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 4Q21.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

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As at	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period)
Mortgages	$52,014	$51,001	$50,309	$50,134	$50,207
Less mortgages not held by Manulife Bank	31,073	30,202	29,643	29,469	29,420
Total mortgages held by Manulife Bank	20,941	20,799	20,666	20,665	20,787
Loans to bank clients	2,506	2,340	2,218	2,105	1,976
Manulife Bank net lending assets	$23,447	$23,139	$22,884	$22,770	$22,763

Manulife Bank average net lending assets
Beginning of period	$23,139	$22,884	$22,770	$22,763	$22,827
End of period	23,447	23,139	22,884	22,770	22,763
Manulife Bank average net lending assets by quarter	$23,293	$23,012	$22,827	$22,767	$22,795
Manulife Bank average net lending assets – full year	$23,105				$22,471

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Total Equity	$58,869	$55,951	$54,254	$51,992	$53,006
Exclude AOCI gain/(loss) on cash flow hedges	(156)	(159)	(166)	(117)	(229)
Total equity excluding AOCI on cash flow hedges	59,025	56,110	54,420	52,109	53,235
Qualifying capital instruments	6,980	6,986	6,936	7,432	7,829
Consolidated capital	$66,005	$63,096	$61,356	$59,541	$61,064

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

122   |  2021 Annual Report  |  Management’s Discussion and Analysis

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Global WAM core earnings (post-tax)	$387	$351	$356	$312	$304	$1,406	$1,100
Addback taxes, acquisition, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	52	66	64	52	57	234	172
Acquisition costs, other expenses	79	86	79	79	78	323	319
Deferred sales commissions	25	26	22	26	20	99	85
Core EBITDA	$543	$529	$521	$469	$459	$2,062	$1,676

CER adjustment(1)	–	–	2	(8)	(13)	(6)	(73)
Core EBITDA, CER basis	$543	$529	$523	$461	$446	$2,056	$1,603

Core EBITDA by business line
Retirement	$306	$313	$305	$286	$284	$1,210	$1,009
Retail	220	199	196	175	166	790	622
Institutional asset management	17	17	20	8	9	62	45
Total	$543	$529	$521	$469	$459	$2,062	$1,676

Core EBITDA by geographic source
Asia	$115	$134	$131	$131	$107	$511	$428
Canada	185	172	169	156	159	682	584
U.S.	243	223	221	182	193	869	664
Total	$543	$529	$521	$469	$459	$2,062	$1,676

Core EBITDA by business line, CER basis
Retirement	$306	$313	$311	$285	$276	$1,215	$962
Retail	220	199	193	168	160	780	599
Institutional asset management	17	17	19	8	10	61	42
Total, CER basis	$543	$529	$523	$461	$446	$2,056	$1,603

Core EBITDA by geographic source, CER basis
Asia	$115	$135	$127	$124	$100	$501	$393
Canada	185	171	169	156	159	681	584
U.S.	243	223	227	181	187	874	626
Total, CER basis	$543	$529	$523	$461	$446	$2,056	$1,603

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core EBITDA margin
Core EBITDA	$543	$529	$521	$469	$459	$2,062	$1,676
Global WAM revenue	$1,727	$1,680	$1,607	$1,527	$1,497	$6,541	$5,749
Core EBITDA margin	31.4%	31.5%	32.4%	30.7%	30.7%	31.5%	29.2%

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core general expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core general expenses. Core general expenses is used to calculate our expense efficiency ratio and is equal to pre-tax general expenses included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

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($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Expense Efficiency Ratio
Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501
Core earnings (pre-tax)	2,054	1,811	2,036	1,995	1,767	7,896	6,684
Total – Core earnings (pre-tax) and Core general expenses	$4,027	$3,715	$3,830	$3,877	$3,735	$15,449	$14,185
Expense Efficiency Ratio	49.0%	51.3%	46.8%	48.5%	52.7%	48.9%	52.9%

Core general expenses
General expenses – Financial Statements	$2,000	$1,904	$1,892	$2,032	$1,968	$7,828	$7,510
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	–	–	150	–	150	–
Legal provisions and Other expenses	27	–	98	–	–	125	9
Total	$27	$–	$98	$150	$–	$275	$9
Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501

Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501
CER adjustment	–	(3)	24	(18)	(54)	3	(312)
Core general expenses, CER basis	$1,973	$1,901	$1,818	$1,864	$1,914	$7,556	$7,189

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided the number of days in the reporting period.

Reconciliation of Income before income taxes to Net fee income yield
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	Quarterly					Full Year
	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Income before income taxes	$2,481	$1,480	$3,292	$872	$2,065	$8,125	$6,771
Less: Income before income taxes for segments other than Global WAM	2,043	1,062	2,873	506	1,704	6,484	5,499
Global WAM income before income taxes	438	418	419	366	361	1,641	1,272
Items unrelated to net fee income	616	599	548	561	560	2,324	2,225
Global WAM net fee income	1,054	1,017	967	927	921	3,965	3,497
Less: Net fee income from other segments	122	118	109	109	109	458	421
Global WAM net fee income excluding net fee income from other segments	932	899	858	818	812	3,507	3,076
Net annualized fee income	$3,698	$3,565	$3,441	$3,318	$3,232	$3,507	$3,076
Average Assets under Management and Administration	$835,494	$815,927	$775,849	$765,033	$732,710	$798,022	$698,147
Net fee income yield (bps)	44.3	43.7	44.4	43.4	44.1	43.9	44.1

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

124   |  2021 Annual Report  |  Management’s Discussion and Analysis

New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and P&C Reinsurance businesses. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums/deposits and 10% of excess and single premiums/deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary product sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Market value to book value ratio is calculated as the market value of one common share of the Company divided by the book value of a common share. It is a key valuation measure used by the market for our common shares.

Remittances is defined as the cash remitted or available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility.

125

14. Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2021, the Company’s contractual obligations and commitments were as follows:

Payments due by period ($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-term debt(1)	$8,324	$182	$365	$1,948	$5,829
Liabilities for capital instruments(1)	8,538	228	968	294	7,048
Investment commitments	12,234	4,163	4,195	3,246	630
Lease liabilities	325	89	116	50	70
Insurance contract liabilities(2)	909,610	12,793	10,977	17,091	868,749
Investment contract liabilities(1)	4,809	292	486	489	3,542
Deposits from bank clients	20,720	16,091	2,593	2,036	–
Other	3,204	985	1,202	798	219
Total contractual obligations	$967,764	$34,823	$20,902	$25,952	$886,087

(1)

The contractual payments include principal, interest and distributions; and reflect the amounts payable up to and including the final contractual maturity date. The contractual payments reflect the amounts payable from January 1, 2022 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2021 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary significantly from the amounts and timing included in the table.

(2)

Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates (see “Policy Liabilities”). Cash flows include embedded derivatives measured separately at fair value.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 18 of the 2021 Annual Consolidated Financial Statements.

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Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenue
Premium income
Life and health insurance(1)	$9,159	$9,269	$8,716	$8,986	$8,651	$5,302	$7,560	$8,454
Annuities and pensions	901	714	698	622	672	704	673	901
Net premium income	10,060	9,983	9,414	9,608	9,323	6,006	8,233	9,355
Investment income	4,350	3,964	4,099	3,214	4,366	3,521	5,262	3,284
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	4,460	(958)	9,551	(17,056)	1,683	1,100	11,626	4,558
Other revenue	2,741	2,994	2,760	2,637	2,497	2,749	2,365	2,980
Total revenue	$21,611	$15,983	$25,824	$(1,597)	$17,869	$13,376	$27,486	$20,177
Income (loss) before income taxes	$2,481	$1,480	$3,292	$872	$2,065	$2,170	$832	$1,704
Income tax (expense) recovery	(430)	(166)	(610)	(7)	(224)	(381)	7	(597)
Net income (loss)	$2,051	$1,314	$2,682	$865	$1,841	$1,789	$839	$1,107
Net income (loss) attributed to shareholders	$2,084	$1,592	$2,646	$783	$1,780	$2,068	$727	$1,296
Basic earnings (loss) per common share	$1.04	$0.80	$1.33	$0.38	$0.90	$1.04	$0.35	$0.64
Diluted earnings (loss) per common share	$1.03	$0.80	$1.33	$0.38	$0.89	$1.04	$0.35	$0.64
Segregated funds deposits	$10,920	$10,929	$10,301	$12,395	$9,741	$9,158	$8,784	$11,215
Total assets (in billions)	$918	$898	$879	$859	$880	$876	$866	$831
Weighted average common shares (in millions)	1,943	1,942	1,942	1,941	1,940	1,940	1,939	1,943
Diluted weighted average common shares (in millions)	1,946	1,946	1,946	1,945	1,943	1,942	1,941	1,947
Dividends per common share	$0.330	$0.280	$0.280	$0.280	$0.280	$0.280	$0.280	$0.280
CDN$ to US$1 – Statement of Financial Position	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628	1.4187
CDN$ to US$1 – Statement of Income	1.2601	1.2602	1.2282	1.2660	1.3030	1.3321	1.3854	1.3449

(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. Bank-Owned Life Insurance of US$2.4 billion in 3Q20.
(2)

For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

127

Selected Annual Financial Information

As at and for the years ended December 31, ($ millions, except per share amounts)	2021	2020	2019
Revenue
Asia	$29,571	$28,455	$28,673
Canada	12,366	18,638	19,609
U.S.	13,256	23,361	24,594
Global Wealth and Asset Management	6,541	5,749	5,595
Corporate and Other	87	2,705	1,099
Total revenue	$61,821	$78,908	$79,570
Total assets	$917,643	$880,349	$809,130
Long-term financial liabilities
Long-term debt	$4,882	$6,164	$4,543
Capital instruments	6,980	7,829	7,120
Total financial liabilities	$11,862	$13,993	$11,663
Dividend per common share	$1.17	$1.12	$1.00
Cash dividend per Class A Share, Series 2	1.1625	1.1625	1.1625
Cash dividend per Class A Share, Series 3	1.125	1.125	1.125
Cash dividend per Class 1 Share, Series 3	0.5658	0.5445	0.5445
Cash dividend per Class 1 Share, Series 4	0.3814	0.587	0.7713
Cash dividend per Class 1 Share, Series 5(1)	0.9728	0.9728	0.9728
Cash dividend per Class 1 Share, Series 7	1.078	1.078	1.078
Cash dividend per Class 1 Share, Series 9	1.0878	1.0878	1.0878
Cash dividend per Class 1 Share, Series 11	1.1828	1.1828	1.1828
Cash dividend per Class 1 Share, Series 13	1.1035	1.1035	1.1035
Cash dividend per Class 1 Share, Series 15	0.9465	0.9465	0.9608
Cash dividend per Class 1 Share, Series 17	0.950	0.950	0.975
Cash dividend per Class 1 Share, Series 19	0.9188	0.9266	0.95
Cash dividend per Class 1 Share, Series 21(2)	0.70	1.40	1.40
Cash dividend per Class 1 Share, Series 23	1.2125	1.2125	1.2125
Cash dividend per Class 1 Share, Series 25	1.175	1.175	1.175

(1)	MFC redeemed in full the Class 1 Series 5 preferred shares at par, on December 19, 2021, the earliest redemption date.
(2)	MFC redeemed in full the Class 1 Series 21 preferred shares at par, on June 19, 2021, the earliest redemption date.

Differences between IFRS and Hong Kong Financial Reporting Standards

Manulife’s Consolidated Financial Statements are presented in accordance with IFRS. IFRS differs in certain respects from Hong Kong Financial Reporting Standards (“HKFRS”). Until IFRS 17 “Insurance Contracts” becomes effective, IFRS 4 “Insurance Contracts” permits the use of the insurance standard in effect at the time an issuer adopts IFRS. IFRS insurance contract liabilities are valued in Canada under standards established by the Canadian Actuarial Standards Board. In certain interest rate environments, insurance contract liabilities determined in accordance with HKFRS may be higher than those computed in accordance with current IFRS.

IFRS and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Insurance Authority to meet minimum solvency requirements. As at December 31, 2021, the Company’s business that falls within the scope of these requirements has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and IFRS.

Outstanding Common Shares

As at January 31, 2022, MFC had 1,942,706,408 common shares outstanding.

Additional Information Available

Additional information relating to Manulife, including MFC’s Annual Information Form, is available on the Company’s website at www.manulife.com and on SEDAR at www.sedar.com.

128   |  2021 Annual Report  |  Management’s Discussion and Analysis

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the peer reviewers, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Roy Gori President and Chief Executive Officer	Philip Witherington Chief Financial Officer

Toronto, Canada

February 9, 2022

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities and reinsurance recoverables of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2021 and 2020 and their change in the Consolidated Statements of Income for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Steven Finch

Appointed Actuary

Toronto, Canada

February 9, 2022

129

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Manulife Financial Corporation (the “Company”), which comprise the Consolidated Statements of Financial Position as at December 31, 2021 and 2020, and the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Valuation of Insurance Contract Liabilities
Key Audit Matter

The Company recorded insurance contract liabilities of $392.3 billion at December 31, 2021 on its consolidated statement of financial position. Insurance contract liabilities are reported gross of reinsurance ceded and represent management’s estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on insurance policies in-force. Insurance contract liabilities are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries (CIA). The valuation of insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Cash flows related to insurance contract liabilities have two major components: a best estimate assumption and a provision for adverse deviation. Best estimates are made with respect to key assumptions including mortality, morbidity, investment returns, policy termination rates, premium persistency, expenses, and taxes. A provision for adverse deviation is recorded to reflect the inherent uncertainty related to the timing and amount of the best estimate assumptions and is determined by including a margin of conservatism for each assumption. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 6 ‘Insurance Contract Liabilities and Reinsurance Assets’ of the consolidated financial statements.

Auditing the valuation of insurance contract liabilities was complex and required the application of significant auditor judgement due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

130   |  2021 Annual Report  |  Consolidated Financial Statements

Valuation of Insurance Contract Liabilities
How Our Audit Addressed the Key Audit Matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.

To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company’s policies. We performed audit procedures over key assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, assessing whether individual changes were errors or refinements of estimates, and comparing the level of margins for adverse deviation to suggested ranges established by the CIA. We also performed independent recalculation procedures on a sample of insurance policies to evaluate management’s recorded reserves. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Valuation of Invested Assets with Significant Non-Observable Market Inputs
Key Audit Matter

The Company recorded invested assets of $17.8 billion at December 31, 2021 on its consolidated statement of financial position which are both (a) measured at fair value and (b) subject to a valuation estimate that includes significant non-observable market inputs. These invested assets are classified as level 3 within the Company’s hierarchy of fair value measurements and include real estate, timber and agriculture, high estimation uncertainty bonds, and private equities which are valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets due to the impact of COVID-19 and the associated economic environment. These assets are valued based on internal models or third-party pricing sources that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include interest rates, yield curves, credit ratings and related spreads, expected future cash flows and transaction prices of comparable assets. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 3 ‘Invested Assets and Investment Income’ of the consolidated financial statements.

Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation of these assets is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How Our Audit Addressed the Key Audit Matter

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the investment valuation process. The controls we tested related to, among other areas, management’s determination and approval of assumptions and methodologies used in model-based valuations and management’s review of valuations provided by third-party pricing sources.

To test the valuation of these invested assets, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks, including comparable transactions and independent pricing sources where available. We also performed independent investment valuations on a sample of investments with high estimation uncertainty to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis; and
•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the 2021 Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The 2021 Annual Report is expected to be made available to us after the date of the auditor’s report. If based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

131

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report of independent registered public accounting firm unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this report of independent registered public accounting firm is Sean Musselman.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 9, 2022

132   |  2021 Annual Report  |  Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of Financial Position of Manulife Financial Corporation (the “Company”) as of December 31, 2021 and 2020, the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 9, 2022, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Insurance Contract Liabilities
Description of the Matter

The Company recorded insurance contract liabilities of $392.3 billion at December 31, 2021 on its consolidated statement of financial position. Insurance contract liabilities are reported gross of reinsurance ceded and represent management’s estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on insurance policies in-force. Insurance contract liabilities are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries (CIA). The valuation of insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Cash flows related to insurance contract liabilities have two major components: a best estimate assumption and a provision for adverse deviation. Best estimates are made with respect to key assumptions including mortality, morbidity, investment returns, policy termination rates, premium persistency, expenses, and taxes. A provision for adverse deviation is recorded to reflect the inherent uncertainty related to the timing and amount of the best estimate assumptions and is determined by including a margin of conservatism for each assumption. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 6 ‘Insurance Contract Liabilities and Reinsurance Assets’ of the consolidated financial statements.

Auditing the valuation of insurance contract liabilities was complex and required the application of significant auditor judgement due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

133

Valuation of Insurance Contract Liabilities
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.

To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company’s policies. We performed audit procedures over key assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, assessing whether individual changes were errors or refinements of estimates, and comparing the level of margins for adverse deviation to suggested ranges established by the CIA. We also performed independent recalculation procedures on a sample of insurance policies to evaluate management’s recorded reserves. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Valuation of Invested Assets with Significant Non-Observable Market Inputs
Description of the Matter

The Company recorded invested assets of $17.8 billion at December 31, 2021 on its consolidated statement of financial position which are both (a) measured at fair value and (b) subject to a valuation estimate that includes significant non-observable market inputs. These invested assets are classified as level 3 within the Company’s hierarchy of fair value measurements and include real estate, timber and agriculture, high estimation uncertainty bonds, and private equities which are valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets due to the impact of COVID-19 and the associated economic environment. These assets are valued based on internal models or third-party pricing sources that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include interest rates, yield curves, credit ratings and related spreads, expected future cash flows and transaction prices of comparable assets. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Significant Accounting Policies’ and Note 3 ‘Invested Assets and Investment Income’ of the consolidated financial statements.

Auditing the valuation of these invested assets was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation of these assets is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the investment valuation process. The controls we tested related to, among other areas, management’s determination and approval of assumptions and methodologies used in model-based valuations and management’s review of valuations provided by third-party pricing sources.

To test the valuation of these invested assets, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks, including comparable transactions and independent pricing sources where available. We also performed independent investment valuations on a sample of investments with high estimation uncertainty to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures provided in the notes to the consolidated financial statements.

Chartered Professional Accountants

Licensed Public Accountants

We have served as Manulife Financial Corporation’s auditors since 1905.

Toronto, Canada

February 9, 2022

134   |  2021 Annual Report  |  Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on Internal Control over Financial Reporting

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Manulife Financial Corporation (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Consolidated Statements of Financial Position of the Company as of December 31, 2021 and 2020, and the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes and our report dated February 9, 2022, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 9, 2022

135

Consolidated Statements of Financial Position

As at December 31, (Canadian $ in millions)	2021	2020

Assets

Cash and short-term securities	$22,594	$26,167

Debt securities	224,139	218,724

Public equities	28,067	23,722

Mortgages	52,014	50,207

Private placements	42,842	40,756

Policy loans	6,397	6,398

Loans to bank clients	2,506	1,976

Real estate	13,233	12,832

Other invested assets	35,306	30,195

Total invested assets (note 3)	427,098	410,977

Other assets

Accrued investment income	2,641	2,523

Outstanding premiums	1,294	1,444

Derivatives (note 4)	17,503	27,793

Reinsurance assets (notes 6 and 7)	44,579	45,836

Deferred tax assets (note 16)	5,254	4,842

Goodwill and intangible assets (note 5)	9,915	9,929

Miscellaneous	9,571	9,569

Total other assets	90,757	101,936

Segregated funds net assets (note 22)	399,788	367,436

Total assets	$917,643	$880,349

Liabilities and Equity

Liabilities

Insurance contract liabilities (note 6)	$392,275	$385,554

Investment contract liabilities (note 7)	3,117	3,288

Deposits from bank clients	20,720	20,889

Derivatives (note 4)	10,038	14,962

Deferred tax liabilities (note 16)	2,769	2,614

Other liabilities	18,205	18,607

	447,124	445,914

Long-term debt (note 9)	4,882	6,164

Capital instruments (note 10)	6,980	7,829

Segregated funds net liabilities (note 22)	399,788	367,436

Total liabilities	858,774	827,343

Equity

Preferred shares and other equity (note 11)	6,381	3,822

Common shares (note 11)	23,093	23,042

Contributed surplus	262	261

Shareholders’ and other equity holders’ retained earnings	23,492	18,887

Shareholders’ accumulated other comprehensive income (loss):

Pension and other post-employment plans	(114)	(313)

Available-for-sale securities	848	1,838

Cash flow hedges	(156)	(229)

Real estate revaluation reserve	23	34

Translation of foreign operations	4,579	4,993

Total shareholders’ and other equity	58,408	52,335

Participating policyholders’ equity	(1,233)	(784)

Non-controlling interests	1,694	1,455

Total equity	58,869	53,006

Total liabilities and equity	$917,643	$880,349

The accompanying notes are an integral part of these Consolidated Financial Statements.

Roy Gori President and Chief Executive Officer	John Cassaday Chairman of the Board of Directors

136   |  2021 Annual Report  |  Consolidated Financial Statements

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2021	2020

Revenue

Premium income

Gross premiums	$44,344	$41,408

Premiums ceded to reinsurers	(5,279)	(8,491)

Net premiums	39,065	32,917

Investment income (note 3)

Investment income	15,627	16,433

Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(4,003)	18,967

Net investment income	11,624	35,400

Other revenue (note 13)	11,132	10,591

Total revenue	61,821	78,908

Contract benefits and expenses

To contract holders and beneficiaries

Gross claims and benefits (note 6)	31,110	30,133

Increase (decrease) in insurance contract liabilities (note 6)	10,719	36,982

Increase (decrease) in investment contract liabilities (note 7)	44	178

Benefits and expenses ceded to reinsurers	(6,805)	(6,795)

(Increase) decrease in reinsurance assets (note 6)	754	(5,263)

Net benefits and claims	35,822	55,235

General expenses	7,828	7,510

Investment expenses (note 3)	1,980	1,787

Commissions	6,638	6,043

Interest expense	1,011	1,181

Net premium taxes	417	381

Total contract benefits and expenses	53,696	72,137

Income before income taxes	8,125	6,771

Income tax expense (note 16)	(1,213)	(1,195)

Net income	$6,912	$5,576

Net income (loss) attributed to:

Non-controlling interests	$255	$250

Participating policyholders	(448)	(545)

Shareholders and other equity holders	7,105	5,871

	$6,912	$5,576

Net income attributed to shareholders	7,105	5,871

Preferred share dividends and other equity distributions	(215)	(171)

Common shareholders’ net income	$6,890	$5,700

Earnings per share

Basic earnings per common share (note 11)	$3.55	$2.94

Diluted earnings per common share (note 11)	3.54	2.93

Dividends per common share	1.17	1.12

The accompanying notes are an integral part of these Consolidated Financial Statements.

137

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2021	2020

Net income	$6,912	$5,576

Other comprehensive income (loss) (“OCI”), net of tax:

Items that may be subsequently reclassified to net income:

Foreign exchange gains (losses) on:

Translation of foreign operations	(514)	(505)

Net investment hedges	100	100

Available-for-sale financial securities:

Unrealized gains (losses) arising during the year	(980)	2,506

Reclassification of net realized (gains) losses and impairments to net income	(13)	(2,175)

Cash flow hedges:

Unrealized gains (losses) arising during the year	77	(81)

Reclassification of realized gains (losses) to net income	(4)	(5)

Share of other comprehensive income (losses) of associates	(1)	2

Total items that may be subsequently reclassified to net income	(1,335)	(158)

Items that will not be reclassified to net income:

Change in pension and other post-employment plans	199	37

Real estate revaluation reserve	(11)	5

Total items that will not be reclassified to net income	188	42

Other comprehensive income (loss), net of tax	(1,147)	(116)

Total comprehensive income (loss), net of tax	$5,765	$5,460

Total comprehensive income (loss) attributed to:

Non-controlling interests	$252	$254

Participating policyholders	(449)	(541)

Shareholders and other equity holders	5,962	5,747

Income Taxes included in Other Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2021	2020

Income tax expense (recovery) on:

Unrealized gains/losses on available-for-sale financial securities	$(181)	$574

Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	21	(576)

Unrealized gains/losses on cash flow hedges	15	(19)

Reclassification of realized gains/losses to net income on cash flow hedges	(1)	(2)

Unrealized foreign exchange gains/losses on net investment hedges	21	8

Share of other comprehensive income (loss) of associates	–	(1)

Change in pension and other post-employment plans	61	9

Real estate revaluation reserve	–	2

Total income tax expense (recovery)	$(64)	$(5)

The accompanying notes are an integral part of these Consolidated Financial Statements.

138   |  2021 Annual Report  |  Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2021	2020

Preferred shares and other equity

Balance, beginning of year	$3,822	$3,822

Issued (note 11)	3,200	–

Redeemed (note 11)	(612)	–

Issuance costs, net of tax	(29)	–

Balance, end of year	6,381	3,822

Common shares

Balance, beginning of year	23,042	23,127

Repurchased (note 11)	–	(121)

Issued on exercise of stock options and deferred share units	51	36

Balance, end of year	23,093	23,042

Contributed surplus

Balance, beginning of year	261	254

Exercise of stock options and deferred share units	(8)	(7)

Stock option expense	9	14

Balance, end of year	262	261

Shareholders’ and other equity holders’ retained earnings

Balance, beginning of year	18,887	15,488

Net income attributed to shareholders	7,105	5,871

Common shares repurchased (note 11)	–	(132)

Preferred share dividends and other equity distributions	(215)	(171)

Preferred shares redeemed (note 11)	(13)	–

Common share dividends	(2,272)	(2,169)

Balance, end of year	23,492	18,887

Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)

Balance, beginning of year	6,323	6,447

Change in unrealized foreign exchange gains (losses) of net foreign operations	(414)	(405)

Change in actuarial gains (losses) on pension and other post-employment plans	199	37

Change in unrealized gains (losses) on available-for-sale financial securities	(989)	325

Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	73	(86)

Change in real estate revaluation reserve	(11)	3

Share of other comprehensive income (losses) of associates	(1)	2

Balance, end of year	5,180	6,323

Total shareholders’ equity, end of year	58,408	52,335

Participating policyholders’ equity

Balance, beginning of year	(784)	(243)

Net income (loss) attributed to participating policyholders	(448)	(545)

Other comprehensive income (loss) attributed to policyholders	(1)	4

Balance, end of year	(1,233)	(784)

Non-controlling interests

Balance, beginning of year	1,455	1,211

Net income attributed to non-controlling interests	255	250

Other comprehensive income (loss) attributed to non-controlling interests	(3)	4

Contributions (distributions/disposal), net	(13)	(10)

Balance, end of year	1,694	1,455

Total equity, end of year	$58,869	$53,006

The accompanying notes are an integral part of these Consolidated Financial Statements.

139

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2021	2020

Operating activities

Net income	$6,912	$5,576

Adjustments:

Increase in insurance contract liabilities	10,719	36,982

Increase in investment contract liabilities	44	178

(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 6)	754	(2,374)

Amortization of (premium) discount on invested assets	181	154

Other amortization	529	656

Net realized and unrealized (gains) losses and impairment on assets	4,824	(22,521)

Deferred income tax expense (recovery)	(127)	280

Stock option expense	9	14

Cash provided by operating activities before undernoted items	23,845	18,945

Changes in policy related and operating receivables and payables	(690)	1,103

Cash provided by (used in) operating activities	23,155	20,048

Investing activities

Purchases and mortgage advances	(120,965)	(111,981)

Disposals and repayments	96,728	98,850

Change in investment broker net receivables and payables	(186)	(1,017)

Net cash flows from acquisition and disposal of subsidiaries and businesses	(19)	–

Cash provided by (used in) investing activities	(24,442)	(14,148)

Financing activities

Issue of long-term debt, net (note 9)	–	2,455

Redemption of long-term debt (note 9)	(1,250)	(652)

Issue of capital instruments, net (note 10)	–	1,990

Redemption of capital instruments (note 10)	(818)	(1,250)

Secured borrowings (note 3(f))	26	1,376

Change in repurchase agreements and securities sold but not yet purchased	186	24

Changes in deposits from Bank clients, net	(164)	(579)

Lease payments	(124)	(134)

Shareholders’ dividends and other equity distributions	(2,500)	(2,340)

Common shares repurchased (note 11)	–	(253)

Common shares issued, net (note 11)	51	36

Preferred shares and other equity issued, net (note 11)	3,171	–

Preferred shares redeemed, net (note 11)	(612)	–

Contributions from (distributions to) non-controlling interests, net	(13)	(10)

Cash provided by (used in) financing activities	(2,047)	663

Cash and short-term securities

Increase (decrease) during the year	(3,334)	6,563

Effect of foreign exchange rate changes on cash and short-term securities	(319)	(528)

Balance, beginning of year	25,583	19,548

Balance, December 31	21,930	25,583

Cash and short-term securities

Beginning of year

Gross cash and short-term securities	26,167	20,300

Net payments in transit, included in other liabilities	(584)	(752)

Net cash and short-term securities, January 1	25,583	19,548

End of year

Gross cash and short-term securities	22,594	26,167

Net payments in transit, included in other liabilities	(664)	(584)

Net cash and short-term securities, December 31	$21,930	$25,583

Supplemental disclosures on cash flow information

Interest received	$11,376	$11,736

Interest paid	981	1,188

Income taxes paid	571	1,358

The accompanying notes are an integral part of these Consolidated Financial Statements.

140   |  2021 Annual Report  |  Consolidated Financial Statements

Notes to Consolidated Financial Statements

Page Number	Note
142	Note 1	Nature of Operations and Significant Accounting Policies
150	Note 2	Accounting and Reporting Changes
152	Note 3	Invested Assets and Investment Income
160	Note 4	Derivative and Hedging Instruments
166	Note 5	Goodwill and Intangible Assets
168	Note 6	Insurance Contract Liabilities and Reinsurance Assets
177	Note 7	Investment Contract Liabilities
178	Note 8	Risk Management
185	Note 9	Long-Term Debt
186	Note 10	Capital Instruments
187	Note 11	Equity Capital and Earnings Per Share
189	Note 12	Capital Management
190	Note 13	Revenue from Service Contracts
190	Note 14	Stock-Based Compensation
192	Note 15	Employee Future Benefits
196	Note 16	Income Taxes
198	Note 17	Interests in Structured Entities
200	Note 18	Commitments and Contingencies
202	Note 19	Segmented Information
204	Note 20	Related Parties
204	Note 21	Subsidiaries
206	Note 22	Segregated Funds
207	Note 23	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
213	Note 24	Comparatives

141

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Consolidated Financial Statements should be read in conjunction with “Risk Management and Risk Factors” in the 2021 Management’s Discussion and Analysis (“MD&A”) dealing with IFRS 7 “Financial Instruments: Disclosures” as the discussion on market risk and liquidity risk includes certain disclosures that are considered an integral part of these Consolidated Financial Statements.

These Consolidated Financial Statements as at and for the year ended December 31, 2021 were authorized for issue by MFC’s Board of Directors on February 9, 2022.

(b) Basis of preparation

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determining pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

The Company’s results and operations have been and may continue to be adversely impacted by COVID-19 and the economic environment. The adverse effects include but are not limited to significant market volatility, low interest rates, increase in credit risk, strain on commodity markets and alternative long-duration asset prices, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and their duration contribute additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Consolidated Financial Statements.

The uncertainty regarding key inputs used in establishing the carrying amounts of certain invested assets are outlined in note 3. The Company has applied appropriate measurement techniques using reasonable judgment and estimates from the perspective of a market participant to reflect current economic conditions. The impact of these techniques has been reflected in these Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

(c) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date; fair value is an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a valuation process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominately external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

142   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The Company categorizes its fair value measurement results according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques based on their reliability. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company can access at the measurement date, reflecting market transactions.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, credit default swaps and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 security valuations include less liquid securities such as real estate investment property, other invested assets, timber investments held within segregated funds, certain long-duration bonds and other securities that have little or no price transparency. Certain derivative financial instrument valuations are also included in Level 3.

(d) Basis of consolidation

MFC consolidates the financial statements of all entities it controls, including certain structured entities. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity and is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect the Company’s share of variable returns of the entity. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision making power over an entity, the Company considers the extent of its rights relative to the management of the entity, the level of voting rights held over the entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over the entity’s financial and operating policies, and to the extent of other parties’ ownership in the entity, if any, the possibility for de facto control being present. When assessing variable returns from an entity, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from the entity’s activities in addition to the proportionate significance of such returns to the total variability of the entity. The Company also considers the degree to which its interests are aligned with those of other parties investing in the entity and the degree to which the Company may act in its own interest while interacting with the entity.

The financial statements of subsidiaries are included in MFC’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception of the Company’s involvement with the entity and is reconsidered if the Company acquires or loses power over key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes.

The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and revenue and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of MFC’s subsidiaries and are presented within total equity, separate from the equity of MFC’s participating policyholders and shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries are included in total net income and total OCI, respectively. An exception to this occurs where the subsidiary’s shares are either puttable by the other parties or are redeemable for cash on a fixed or determinable date, in which case other parties’ interests in the subsidiary’s capital are presented as liabilities of the Company and other parties’ interests in the subsidiary’s net income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence or joint control (“associates” or “joint ventures”), whereby the Company records its share of the associate’s or joint venture’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management rights and other relationships with the entity, if any, provide the Company with significant influence or joint control over the entity. Gains and losses on the sale of associates or joint ventures are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on commercial transactions with associates or joint ventures are eliminated to the extent of the Company’s interest in the equity of the associate or joint venture. Investments in associates and joint ventures are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

143

(e) Invested assets

Invested assets that are considered financial instruments are classified as fair value through profit or loss (“FVTPL”), loans and receivables, or as available-for-sale (“AFS”) financial assets. The Company determines the classification of its financial assets at initial recognition. Invested assets are recognized initially at fair value plus, in the case of investments not at FVTPL, directly attributable transaction costs. Invested assets are classified as financial instruments at FVTPL if they are held for trading, if they are designated by management under the fair value option, or if they are designated by management when they include one or more embedded derivatives. Invested assets classified as AFS are non-derivative financial assets that do not fall into any of the other categories described above.

Valuation methods for the Company’s invested assets are described above. All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. Disclosure of fair value valuations within the three levels of the fair value hierarchy for invested assets carried at fair value or not carried at fair value on the Consolidated Statements of Financial Position are presented in note 3. Fair value valuations are performed by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise of cash, current operating accounts, overnight bank and term deposits, and debt securities held for meeting short-term cash commitments. Short-term securities are comprised of investments due to mature within one year of the date of purchase. Short-term securities are carried at fair value. Commercial paper and discount notes are classified as Level 2 for fair value disclosure purposes because these securities are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value or amortized cost. Debt securities are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, prepayment rates and volatility of these inputs. These debt securities are classified as Level 2 for fair value disclosure purposes but can be Level 3 if significant inputs are market unobservable. Realized gains and losses on sale of debt securities and unrealized gains and losses on debt securities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS debt securities are recorded in OCI, except for unrealized gains and losses on foreign currency translation which are included in income. Impairment losses on AFS debt securities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred, based on management’s judgment, when it is deemed probable that the Company will not be able to collect all amounts due according to the debt security’s contractual terms. Debt securities which are classified as held-to-maturity are carried at amortized cost. This includes debt securities with fixed or determinable payments and fixed maturities, for which the Company has both positive intention and ability to hold to maturity, and which the Company has not designated at initial recognition as FVTPL or AFS.

Public equities are comprised of common and preferred equities and mutual fund shares and are carried at fair value. Public equities are generally classified as Level 1 for fair value disclosure purposes, as fair values are normally based on quoted market prices. Realized gains and losses on sale of equities and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS equities are recorded in OCI. Impairment losses on AFS equities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when fair value has declined below cost by a significant amount or for a prolonged period. Significant judgment is applied in determining whether the decline is significant or prolonged.

Mortgages are carried at amortized cost and are classified as Level 3 for fair value disclosure purposes due to the lack of market observability of certain significant valuation inputs. Realized gains and losses are recorded in investment income immediately. Impairment losses are recorded on mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest and are measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the mortgage. Expected future cash flows of impaired mortgages are typically determined with reference to the fair value of collateral security underlying the mortgage, net of expected costs of realization and including any applicable insurance recoveries. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

The Company accounts for insured and uninsured mortgage securitizations as secured financing transactions since the criteria for sale accounting are not met. For these transactions, the Company continues to recognize the mortgages and records liabilities within other liabilities for the amounts owed at maturity. Interest income from these mortgages and interest expense on the borrowings are recorded using the effective interest rate method.

Private placements, which include corporate loans for which there is no active market, are carried at amortized cost and are generally classified as Level 2 for fair value disclosure purposes or Level 3 if significant inputs are market unobservable. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rate inherent in the loan. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

Policy loans are carried at an amount equal to their unpaid balances and are classified as Level 2 for fair value disclosure purposes. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

144   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Loans to Manulife Bank of Canada (“Manulife Bank” or “Bank”) clients are carried at amortized cost and are classified as Level 2 for fair value disclosure purposes. A loan to a Bank client is considered impaired when there is objective evidence of impairment because of one or more loss events that have occurred after initial recognition, with a negative impact on the estimated future cash flows of the loan.

Once established, allowances for impairment of mortgages, private placements and loans to Bank clients are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized in income to the extent that subsequent increases in fair value can be attributed to events after the impairment loss being recorded. Impairment losses for AFS equity instruments are not reversed through income. On disposition of an impaired asset, any allowance for impairment is released.

In addition to impairments and provisions for loan losses (recoveries) reported in investment income, the measurement of insurance contract liabilities, via investment return assumptions, includes expected future credit losses on fixed income investments. Refer to note 6(d).

Interest income is recognized on debt securities, mortgages, private placements, policy loans, loans to Bank clients and certain other invested assets as it accrues and is calculated using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as mortgages and private placements.

The Company records purchases and sales of invested assets on a trade date basis. Loans originated by the Company are recognized on a settlement date basis.

Real estate consists of both own use property and investment property. Own use property, held for use for the Company’s operations, is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Where own use property is included in assets backing insurance contract liabilities, the fair value of the property is used in the valuation of insurance contract liabilities. Own use property is classified as Level 3 for fair value disclosure purposes.

An investment property is a property held to earn rental income, for capital appreciation, or both. Investment properties are measured at fair value, with changes in fair value recognized in income. Fair value is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques include discounted cash flows, the direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment properties are classified as Level 3 for fair value disclosure purposes.

When a property changes from own use to investment property, any gain or loss arising on the remeasurement of the property to fair value at the date of transfer is recognized in OCI, to the extent that it is not reversing a previous impairment loss. Reversals of impairment losses are recognized in income.

Other invested assets include private equity and property investments held in infrastructure and timber, as well as in agriculture and oil and gas sectors. Private equity investments are accounted for as associates or joint ventures using the equity method (as described in note 1(d) above) or are classified as FVTPL or AFS and carried at fair value. Investments in oil and gas exploration and evaluation activities are measured on the cost basis using the “successful efforts” method. Timber and agriculture properties are measured at fair value with changes in fair value recognized in income, except for buildings, equipment and bearer plants which are measured at amortized cost. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 3. Other invested assets that are measured or disclosed at fair value are primarily classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

(f) Goodwill and intangible assets

Goodwill represents the difference between the fair value of purchase consideration of an acquired business and the Company’s proportionate share of the net identifiable assets acquired. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to CGUs or group of CGUs for impairment testing at the lowest level within the entity where the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount with the carrying value of a CGU or group of CGUs. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are subject to being reduced by the remaining deficiency on a pro-rata basis.

The recoverable amount of a CGU or group of CGUs is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU or group of CGUs. In assessing value-in-use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current

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market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In some cases, the most recent detailed calculation made in a prior period of a recoverable amount is used in the current period impairment testing. This is the case only if there are no significant changes to the CGU or group of CGUs, the likelihood of impairment is remote based on the analysis of current events and circumstances, and the most recently calculated recoverable amount substantially exceeded the current carrying amount of the CGU or group of CGUs.

Intangible assets with indefinite useful lives include the John Hancock brand name, certain investment management contracts and certain agricultural water rights. The indefinite useful life assessment for the John Hancock brand name is based on the brand name being protected by indefinitely renewable trademarks in markets where branded products are sold, and for certain investment management contracts based on the ability to renew these contracts indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. Certain agricultural water rights are held in perpetuity. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if an indication that it is not recoverable arises.

Intangible assets with finite useful lives include acquired distribution networks, customer relationships, capitalized software, and certain investment management contracts and other contractual rights. Distribution networks, customer relationships, and other finite life intangible assets are amortized over their estimated useful lives, six to 68 years, either based on straight-line or in relation to other asset consumption metrics. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to 10 years. Finite life intangible assets are assessed for indicators of impairment at each reporting period. If indications of impairment arises, these assets are tested for impairment.

(g) Miscellaneous assets

Miscellaneous assets include assets held in a rabbi trust with respect to unfunded defined benefit obligations, defined benefit assets, if any, deferred acquisition costs and capital assets. Rabbi trust assets are carried at fair value. Defined benefit assets carrying value is explained in note 1(o). Deferred acquisition costs are carried at cost less accumulated amortization and are amortized over the period redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(h) Segregated funds

The Company manages segregated funds on behalf of policyholders, which are presented as segregated fund net assets with offsetting segregated funds net liabilities to policyholders in the amount of their account balances. Amounts invested by the Company in segregated funds for seed purposes are presented within invested asset categories based on the nature of the underlying investments. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds.

Segregated funds net assets are measured at fair value and include investments in mutual funds, debt securities, equities, cash, short-term investments and other investments. With respect to the consolidation requirement of IFRS, in assessing the Company’s degree of control over the underlying investments, the Company considers the scope of its decision-making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to variability of returns from the investments. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1(e). Segregated funds liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated funds assets belong to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investments are held within segregated funds. Accordingly, investment income earned by segregated funds and expenses incurred by segregated funds are offset and are not separately presented in the Consolidated Statements of Income. Fee income earned by the Company for managing and administering the segregated funds is included in other revenue.

Liabilities related to guarantees associated with certain segregated funds, as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities. The Company holds assets supporting these guarantees in the general fund, which are included in invested assets according to their investment type.

(i) Insurance and investment contract liabilities

Most contracts issued by the Company are considered insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in the Consolidated Financial Statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are either classified as investment contracts or considered service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IFRS 15 “Revenue from Contracts with Customers”, respectively.

Once a contract has been classified as an insurance contract it remains an insurance contract even if the insurance risk reduces significantly. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

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Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using the Canadian Asset Liability Method (“CALM”) as permitted by IFRS 4 “Insurance Contracts”. Refer to note 6.

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost or at FVTPL by election. The election reduces accounting mismatches between FVTPL assets supporting these contracts and the related contract liabilities. Investment contract liabilities are derecognized when the contract expires, is discharged or is cancelled.

Derivatives embedded within insurance contracts are separately accounted for as derivatives if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at FVTPL.

(j) Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under a reinsurance agreement.

Reinsurance assets represent the benefit derived from reinsurance agreements in-force at the reporting date, considering the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

Gains or losses on reinsurance transactions are recognized in income immediately on the transaction date and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position. Refer to note 6(a).

(k) Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(l) Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable for the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records liabilities for uncertain tax positions if it is probable that the Company will make a payment on tax positions due to examinations by tax authorities. These provisions are measured at the Company’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for current income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and

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events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax balances to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

(m) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries, joint ventures and associates are measured by each entity using the currency of the primary economic environment in which the entity operates (the “functional currency”). If their functional currency is other than Canadian dollar, these entities are foreign operations of the Company.

Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the quarter reported. Exchange gains and losses are recognized in income except for translation of net investments in foreign operations and the results of hedging these positions, and for non-monetary items designated as AFS. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation or non-monetary item is disposed of or control or significant influence over it is lost.

The Consolidated Financial Statements are presented in Canadian dollars. The financial statements of the Company’s foreign operations are translated from their functional currencies to Canadian dollars; assets and liabilities are translated at the exchange rate at the reporting date, and revenue and expenses are translated using the average exchange rates for the period. Foreign exchange gains and losses on these translations are recognized in OCI, subject to reclassification to income upon disposal of a foreign operation.

(n) Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 14. Compensation expense of equity instruments granted is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial forfeiture estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares at the end of each quarter. The change in the value of the awards resulting from changes in the market value of MFC’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liabilities.

Stock-based compensation cost is recognized over the applicable vesting period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation costs attributable to stock options, restricted share units, and performance share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, are recognized at the grant date or over the period from the grant date to the date of retirement eligibility, respectively.

The Company’s contributions to the Global Share Ownership Plan (“GSOP”) (refer to note 14(d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market on behalf of participating employees.

(o) Employee future benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered (non-qualified) pension plans for executives, retiree and disability welfare plans that are typically not funded.

The Company’s obligation in respect of defined benefit pension and other post-employment benefits is calculated for each plan as the estimated present value of future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, as at the reporting date, of high-quality corporate debt securities that have approximately the same term as the benefit obligations and that are denominated in the same currency in which the benefits are expected to be paid.

To determine the Company’s net defined benefit asset or liability, the fair value of plan assets is deducted from the defined benefit obligations. When this calculation results in a surplus, the asset that can be recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities.

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Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, the impact of the asset limit, if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recorded in income in the period in which they occur.

The cost of defined benefit pension plans is recognized over the employee’s years of service to retirement while the cost of retiree welfare plans is recognized over the employee’s years of service to their date of full eligibility. The net benefit cost for the year is recorded in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs or credits resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

The cost of defined contribution plans is the contribution provided by the Company and is recorded in income in the periods during which services are rendered by employees.

(p) Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Derivatives embedded in other financial instruments are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives which are separate financial instruments are recorded at fair value, and those with unrealized gains reported as derivative assets and those with unrealized losses reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 3(c).

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge. Hedge accounting is only applied when the Company expects that the hedging relationship will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. The assessment of hedge effectiveness is performed at the end of each reporting period both prospectively and retrospectively. When it is determined that a hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recorded according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in fair value of the hedging instruments are recorded in investment income, offsetting changes in fair value of the hedged items, which would otherwise not be carried at fair value. Hedge ineffectiveness is recognized in investment income and arises from differences between changes in the fair values of hedging instruments and hedged items. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses in accumulated other comprehensive income (“AOCI”) are recognized in income during the same periods that the variability in the hedged cash flows or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to investment income, except for total return swaps that hedge stock-based compensation awards, which are reclassified to general expenses.

Gains and losses on cash flow hedges in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction is expected to occur, the amounts in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment in foreign operations hedging relationship, gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income upon disposal of the foreign operation.

(q) Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported gross of reinsurance ceded (refer to note 6).

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(r) Revenue from service contracts

The Company recognizes revenue from service contracts in accordance with IFRS 15. The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer. Revenue is recorded as performance obligations are satisfied over time because the customers simultaneously receive and consume the benefits of the services rendered, measured using an output method. Revenue for variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Refer to note 13.

Note 2    Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 were issued in August 2020, are related to interest rate benchmark reform and are effective retrospectively for annual periods beginning January 1, 2021. The amendments provide relief from modification of financial assets and liabilities, and discontinuation of hedge relationships, when changing risk free interest rate benchmarks due to interest rate benchmark reform. The amendments include a practical expedient to treat changes in risk free rates as a change to a floating interest rate with an update to the effective rate of interest, rather than as a change in future cash flows which might require adjustments to carrying values through recording a modification gain or loss. The Company’s exposure to these changes through invested assets, derivatives and subordinate debt is not significant and has not resulted in significant changes to the Company’s risk management strategies.

(b) Future accounting and reporting changes

(i) IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 “Insurance Contracts” issued in June 2020, the IASB amended IFRS 4 “Insurance Contracts” to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”.

The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, for a financial liability designated as at fair value through profit or loss, revisions have been made in the accounting for changes in fair value attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project.

The Company elected to defer IFRS 9 until January 1, 2023 as permitted under the June 2020 amendments to IFRS 4 “Insurance Contracts”. The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.

(ii) IFRS 17 “Insurance Contracts”

IFRS 17 “Insurance Contracts” was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 “Insurance Contracts” were issued in June 2020 and include a two-year deferral of the effective date. IFRS 17 as amended, is effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. The standard will replace IFRS 4 “Insurance Contracts” and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Financial Statements.

Narrow-scope amendments to IFRS 17 “Insurance Contracts” were issued in December 2021 and are effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” which the Company will adopt on January 1, 2023. The amendments remove accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially

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applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period. The Company is considering the effect of these amendments on its IFRS 9 transition disclosures.

The principles underlying IFRS 17 differ from CALM as permitted by IFRS 4. While there are many differences, the following outlines some of the key differences:

•

Under IFRS 17 the discount rate used to estimate the present value of insurance contract liabilities is based on the characteristics of the liability, whereas under CALM, the Company uses the rates of returns for current and projected assets supporting insurance contract liabilities to value the liabilities. The difference in the discount rate approach also impacts the timing of investment-related experience earnings emergence. Under CALM, investment-related experience includes the impact of investing activities. The impact of investing activities is directly related to the CALM methodology. Under IFRS 17, the impact of investing activities will emerge over the life of the asset and is independent of the liability measurement.

•

Under IFRS 17 the discount rate is not related to the expected return on ALDA and public equity assets, and as a result, the earnings sensitivity of a change in return assumptions for ALDA and public equity will be significantly reduced.

•

Under IFRS 17 the discount rate used to present value future cashflows is disconnected from the assets the Company holds to support its insurance contract liabilities. As a result, the Company is considering electing the other comprehensive income option under IFRS 17 for insurance contract liabilities and the fair value through other comprehensive income option under IFRS 9 for fixed income assets.

•

Under IFRS 17 new business gains are recorded on the Consolidated Statements of Financial Position (in the Contractual Service Margin component of the insurance contract liability) and amortized into income as services are provided. New business losses are recorded into income immediately. Under CALM, both new business gains and new business losses are recognized in income immediately.

•

The change in timing of recognition of earnings under IFRS 17 does not impact the cash flows generated by the business, and, hence, IFRS 17 does not impact the economics of the Company’s business. The value of new business will be recorded in the Contractual Service Margin on the Consolidated Statements of Financial Position. An increase in the Contractual Service Margin is indicative of growth in future earnings, all else being equal.

The Company continues its assessment of the implications of this standard and expects that it will have a significant impact on the Company’s Consolidated Financial Statements. The establishment of a Contractual Service Margin on in-force business is expected to lead to an increase in insurance contract liabilities and a corresponding decrease in equity upon transition. The Contractual Service Margin represents unearned profits that are expected to amortize into income as services are provided. The Company continues to evaluate the potential impacts of all other changes including available accounting policy choices under IFRS 17 on the measurement of its insurance contract liabilities.

(iii) Annual Improvements 2018 – 2020 Cycle

Annual Improvements 2018 – 2020 Cycle was issued in May 2020 and is effective on or after January 1, 2022. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, to be applied prospectively. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(iv) Amendments to IFRS 3 “Business Combinations”

Amendments to IFRS 3 “Business Combinations” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” be used to identify liabilities and contingent assets arising from a business combination. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(v) Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” were issued in May 2020, and are effective on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract which includes all costs directly related to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(vi) Amendments to IAS 1 “Presentation of Financial Statements”

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” were issued in February 2021 and are effective prospectively on or after January 1, 2023 with earlier application permitted. The amendments address the process of selecting accounting policy disclosures, which will be based on assessments of the materiality of the accounting policies to the entity’s financial statements. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

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(vii) Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors”

Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors” were issued in February 2021, and are effective prospectively on or after January 1, 2023, with earlier application permitted. The amendments include new definitions of estimate and change in accounting estimate, intended to help clarify the distinction among changes in accounting estimates, changes in accounting policies, and corrections of errors. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Note 3    Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at December 31, 2021	FVTPL(1)	AFS(2)	Other(3)	Total carrying value(4)	Total fair value(5)
Cash and short-term securities(6)	$2,214	$14,339	$6,041	$22,594	$22,594
Debt securities(3),(7),(8)
Canadian government and agency	18,706	3,964	–	22,670	22,670
U.S. government and agency	12,607	18,792	852	32,251	32,254
Other government and agency	21,888	2,871	–	24,759	24,759
Corporate	133,763	7,332	468	141,563	141,560
Mortgage/asset-backed securities	2,758	138	–	2,896	2,896
Public equities(9)	25,716	2,351	–	28,067	28,067
Mortgages	–	–	52,014	52,014	54,089
Private placements(8)	–	–	42,842	42,842	47,276
Policy loans	–	–	6,397	6,397	6,397
Loans to Bank clients	–	–	2,506	2,506	2,503
Real estate
Own use property(10)	–	–	1,812	1,812	3,024
Investment property	–	–	11,421	11,421	11,421
Other invested assets
Alternative long-duration assets(11)	21,022	89	10,093	31,204	31,863
Various other (12)	135	–	3,967	4,102	4,102
Total invested assets	$238,809	$49,876	$138,413	$427,098	$435,475

As at December 31, 2020	FVTPL(1)	AFS(2)	Other(3)	Total carrying value(4)	Total fair value(5)
Cash and short-term securities(6)	$2,079	$18,314	$5,774	$26,167	$26,167
Debt securities(7),(8)
Canadian government and agency	20,667	4,548	–	25,215	25,215
U.S. government and agency	11,449	19,787	–	31,236	31,236
Other government and agency	19,732	4,613	–	24,345	24,345
Corporate	128,297	6,566	–	134,863	134,863
Mortgage/asset-backed securities	2,916	149	–	3,065	3,065
Public equities(9)	22,071	1,651	–	23,722	23,722
Mortgages	–	–	50,207	50,207	54,230
Private placements(8)	–	–	40,756	40,756	47,890
Policy loans	–	–	6,398	6,398	6,398
Loans to Bank clients	–	–	1,976	1,976	1,982
Real estate
Own use property(10)	–	–	1,850	1,850	3,017
Investment property	–	–	10,982	10,982	10,982
Other invested assets
Alternative long-duration assets(11)	16,183	88	9,901	26,172	27,029
Various other (12)	145	–	3,878	4,023	4,023
Total invested assets	$223,539	$55,716	$131,722	$410,977	$424,164

(1)

FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)

Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)

Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities classified as held-to-maturity which are accounted for at amortized cost. Refer to note 1(e).

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $323 (2020 – $246) of other invested assets, which primarily have contractual cash flows that qualify as Solely Payment of Principal and Interest (“SPPI”). Invested assets which do not have SPPI qualifying cash flows as at December 31, 2021 include debt securities, private placements and other invested assets with fair values of $nil, $181 and $518, respectively (2020 – $94, $211 and $380, respectively). The change in the fair value of these invested assets during the year was $15 (2020 – $44).

152   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(5)	The methodologies used in determining fair values of invested assets are described in note 1(c) and note 3(g).
(6)

Includes short-term securities with maturities of less than one year at acquisition amounting to $7,314 (2020 – $7,062) cash equivalents with maturities of less than 90 days at acquisition amounting to $9,239 (2020 – $13,331) and cash of $6,041 (2020 – $5,774).

(7)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $2,196 and $347, respectively (2020 – $1,971 and $129, respectively).
(8)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR and USD LIBOR of $176 and $1,002 (2020 – $109 and $842, respectively), and private placements benchmarked to USD LIBOR, AUD BBSW and NZD BKBM of $1,984, $166 and $43 (2020 – $1,710, $180 and $46, respectively). Exposures indexed to USD LIBOR represent floating rate invested assets with a maturity date beyond June 30, 2023 while all other exposures represent floating rate invested assets with a maturity date beyond December 31, 2021. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at December 31, 2021, the interest rate benchmark reform has not resulted in significant changes in the Company’s risk management strategy.

(9)	Includes $5 (2020 – $229) of public equities that are managed in conjunction with the Company’s alternative long-duration asset (“ALDA”) strategy.
(10)	Includes accumulated depreciation of $407 (2020 – $376).
(11)

Alternative long-duration assets (“ALDA”) include investments in private equity of $11,598, infrastructure of $9,824, oil and gas of $1,950, timber and agriculture of $5,259 and various other invested assets of $2,573 (2020 – $7,954, $9,127, $2,296, $4,819 and $1,976, respectively).

(12)	Includes $3,457 (2020 – $3,371) of leveraged leases. Refer to note 1(e).

(b) Equity method accounted invested assets

Other invested assets include investments in associates and joint ventures which are accounted for using the equity method of accounting as presented in the following table.

	2021		2020
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$3,457	40	$3,371	40
Timber and agriculture	808	9	694	8
Real estate	1,528	17	1,187	14
Other	3,025	34	3,222	38
Total	$8,818	100	$8,474	100

The Company’s share of profit and dividends from these investments for the year ended December 31, 2021 were $1,300 and $2, respectively (2020 – $315 and $2).

153

(c) Investment income

For the year ended December 31, 2021	FVTPL	AFS	Other(1)	Total
Cash and short-term securities
Interest income	$12	$84	$–	$96
Gains (losses)(2)	85	(22)	–	63
Debt securities
Interest income	5,645	576	9	6,230
Gains (losses)(2)	(5,600)	(266)	–	(5,866)
Recovery (impairment loss), net	28	1	–	29
Public equities
Dividend income	670	61	–	731
Gains (losses)(2)	3,221	250	–	3,471
Impairment loss, net	–	(3)	–	(3)
Mortgages
Interest income	–	–	1,709	1,709
Gains (losses)(2)	–	–	133	133
Provision, net	–	–	1	1
Private placements
Interest income	–	–	1,931	1,931
Gains (losses)(2)	–	–	270	270
Impairment loss, net	–	–	45	45
Policy loans	–	–	366	366
Loans to Bank clients
Interest income	–	–	77	77
Provision, net	–	–	(2)	(2)
Real estate
Rental income, net of depreciation(3)	–	–	453	453
Gains (losses)(2)	–	–	677	677
Derivatives
Interest income, net	1,085	–	(35)	1,050
Gains (losses)(2)	(5,925)	–	(14)	(5,939)
Other invested assets
Interest income	–	–	57	57
Oil and gas, timber, agriculture and other income	–	–	2,996	2,996
Gains (losses)(2)	2,554	23	527	3,104
Impairment loss, net	–	–	(55)	(55)
Total investment income	$1,775	$704	$9,145	$11,624
Investment income
Interest income	$6,742	$661	$4,114	$11,517
Dividend, rental and other income	670	61	3,449	4,180
Impairments, provisions and recoveries, net	28	(2)	(11)	15
Other	(76)	(66)	57	(85)
	7,364	654	7,609	15,627
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program
Debt securities	(5,605)	20	–	(5,585)
Public equities	3,187	33	–	3,220
Mortgages	–	–	133	133
Private placements	–	–	270	270
Real estate	–	–	696	696
Other invested assets	2,628	(3)	451	3,076
Derivatives, including macro hedge program	(5,799)	–	(14)	(5,813)
	(5,589)	50	1,536	(4,003)
Total investment income	$1,775	$704	$9,145	$11,624

154   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

For the year ended December 31, 2020	FVTPL	AFS	Other(1)	Total
Cash and short-term securities
Interest income	$24	$145	$–	$169
Gains (losses)(2)	(24)	(112)	–	(136)
Debt securities
Interest income	5,805	692	–	6,497
Gains (losses)(2)	10,739	2,785	–	13,524
Impairment loss, net	(113)	(6)	–	(119)
Public equities
Dividend income	517	38	–	555
Gains (losses)(2)	2,020	21	–	2,041
Impairment loss, net	–	(54)	–	(54)
Mortgages
Interest income	–	–	1,837	1,837
Gains (losses)(2)	–	–	86	86
Provision, net	–	–	(18)	(18)
Private placements
Interest income	–	–	1,883	1,883
Gains (losses)(2)	–	–	(18)	(18)
Impairment loss, net	–	–	(88)	(88)
Policy loans	–	–	390	390
Loans to Bank clients
Interest income	–	–	72	72
Provision, net	–	–	(2)	(2)
Real estate
Rental income, net of depreciation(3)	–	–	468	468
Gains (losses)(2)	–	–	(18)	(18)
Derivatives
Interest income, net	924	–	(31)	893
Gains (losses)(2)	6,501	–	28	6,529
Other invested assets
Interest income	–	–	72	72
Oil and gas, timber, agriculture and other income	–	–	1,435	1,435
Gains (losses)(2)	(210)	1	32	(177)
Impairment loss, net	(9)	(16)	(396)	(421)
Total investment income	$26,174	$3,494	$5,732	$35,400
Investment income
Interest income	$6,753	$837	$4,223	$11,813
Dividend, rental and other income	517	38	1,903	2,458
Impairments, provisions and recoveries, net	(123)	(76)	(504)	(703)
Other	241	2,685	(61)	2,865
	7,388	3,484	5,561	16,433
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program
Debt securities	10,747	1	–	10,748
Public equities	1,908	9	–	1,917
Mortgages	–	–	86	86
Private placements	–	–	(47)	(47)
Real estate	–	–	1	1
Other invested assets	(318)	–	103	(215)
Derivatives, including macro hedge program	6,449	–	28	6,477
	18,786	10	171	18,967
Total investment income	$26,174	$3,494	$5,732	$35,400

(1)

Primarily includes investment income on loans carried at amortized cost, own use properties, investment properties, derivative and hedging instruments in cash flow hedging relationships, equity method accounted investments, oil and gas investments, and leveraged leases.

(2)

Includes net realized and unrealized gains (losses) for financial instruments at FVTPL, real estate investment properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at AFS and other invested assets carried at amortized cost.

(3)	Rental income from investment properties is net of direct operating expenses.

155

(d) Investment expenses

The following table presents total investment expenses.

For the years ended December 31,	2021	2020
Related to invested assets	$633	$649
Related to segregated, mutual and other funds	1,347	1,138
Total investment expenses	$1,980	$1,787

(e) Investment properties

The following table presents the rental income and direct operating expenses of investment properties.

For the years ended December 31,	2021	2020
Rental income from investment properties	$837	$874
Direct operating expenses of rental investment properties	(464)	(491)
Total	$373	$383

(f) Mortgage securitization

The Company securitizes certain insured and uninsured fixed and variable rate residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), and the HELOC securitization program.

Benefits received from the securitization include interest spread between the asset and associated liability. There is no credit exposure from securitized mortgages under the Canada Mortgage and Housing Corporation (“CMHC”) sponsored CMB securitization program as they are insured by CMHC and other third-party insurance programs against borrowers’ default. Mortgages securitized in the Platinum Canadian Mortgage Trust II (“PCMT II”) program are uninsured.

Cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liability. For CMB transactions, receipts of principal are deposited into a trust account for settlement of the liability at time of maturity. These transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, investors are entitled to periodic interest payments, and the remaining cash receipts of principal are allocated to the Company (the “Seller”) during the revolving period of the deal and are accumulated for settlement during an accumulation period or repaid to the investor monthly during a reduction period, based on the terms of the note.

Securitized assets and secured borrowing liabilities

As at December 31, 2021	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$2,618	$1	$2,619	$2,500
CMB securitization	2,075	–	2,075	2,098
Total	$4,693	$1	$4,694	$4,598

As at December 31, 2020	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$2,356	$–	$2,356	$2,250
CMB securitization	2,273	–	2,273	2,332
Total	$4,629	$–	$4,629	$4,582

(1)

Manulife Bank, a subsidiary, securitizes a portion of its HELOC receivables through Platinum Canadian Mortgage Trust II (“PCMT II”). PCMT II funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of uninsured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)

The PCMT II notes payable have floating rates of interest and are secured by the PCMT II assets. Under the terms of the agreements, no principal is expected to be repaid within one year, $383 within 1-3 years, $1,815 within 3-5 years and $302 beyond 5 years. There is no specific maturity date for the contractual agreements. Under the terms of the notes, additional collateral must be provided to the series as added credit protection and the Series Purchase Agreements govern the amount of over-collateralization for each of the term notes outstanding. Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) program sponsored by CMHC. Manulife Bank participates in CMB programs by selling NHA MBS securities to Canada Housing Trust (“CHT”), as a source of fixed rate funding.

As at December 31, 2021, the fair value of securitized assets and associated liabilities were $4,725 and $4,601, respectively (2020 – $4,679 and $4,661).

156   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(g) Fair value measurement

The following table presents the fair values of invested assets and segregated funds net assets measured at fair value categorized by the fair value hierarchy.

As at December 31, 2021	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,214	$–	$2,214	$–
AFS	14,339	–	14,339	–
Other	6,041	6,041	–	–
Debt securities
FVTPL
Canadian government and agency	18,706	–	18,706	–
U.S. government and agency	12,607	–	12,607	–
Other government and agency	21,888	–	21,888	–
Corporate	133,763	–	133,723	40
Residential mortgage-backed securities	8	–	8	–
Commercial mortgage-backed securities	1,103	–	1,103	–
Other asset-backed securities	1,647	–	1,619	28
AFS
Canadian government and agency	3,964	–	3,964	–
U.S. government and agency	18,792	–	18,792	–
Other government and agency	2,871	–	2,871	–
Corporate	7,332	–	7,331	1
Residential mortgage-backed securities	1	–	1	–
Commercial mortgage-backed securities	79	–	79	–
Other asset-backed securities	58	–	58	–
Public equities
FVTPL	25,716	25,716	–	–
AFS	2,351	2,349	2	–
Real estate – investment property(1)	11,421	–	–	11,421
Other invested assets(2)	24,300	257	–	24,043
Segregated funds net assets(3)	399,788	361,447	34,060	4,281
Total	$708,989	$395,810	$273,365	$39,814

As at December 31, 2020	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$2,079	$–	$2,079	$–
AFS	18,314	–	18,314	–
Other	5,774	5,774	–	–
Debt securities
FVTPL
Canadian government and agency	20,667	–	20,667	–
U.S. government and agency	11,449	–	11,449	–
Other government and agency	19,732	–	19,732	–
Corporate	128,297	–	127,787	510
Residential mortgage-backed securities	9	–	9	–
Commercial mortgage-backed securities	1,172	–	1,172	–
Other asset-backed securities	1,735	–	1,690	45
AFS
Canadian government and agency	4,548	–	4,548	–
U.S. government and agency	19,787	–	19,787	–
Other government and agency	4,613	–	4,613	–
Corporate	6,566	–	6,563	3
Residential mortgage-backed securities	1	–	1	–
Commercial mortgage-backed securities	93	–	93	–
Other asset-backed securities	55	–	55	–
Public equities
FVTPL	22,071	22,071	–	–
AFS	1,651	1,651	–	–
Real estate – investment property(1)	10,982	–	–	10,982
Other invested assets(2)	19,149	100	–	19,049
Segregated funds net assets(3)	367,436	327,437	35,797	4,202
Total	$666,180	$357,033	$274,356	$34,791

157

(1)

For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.25% to 9.00% during the year and ranging from 2.75% to 8.50% during 2020) and terminal capitalization rates (ranging from 3.25% to 9.25% during the year and ranging from 3.25% to 9.25% during 2020). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)

Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ranged from 7.25% to 20.0% (2020 – ranged from 7.00% to 15.6%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ranged from 4.5% to 7.0% (2020 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly in investment properties and timberland properties valued as described above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at December 31, 2021	Carrying value	Fair value	Level 1	Level 2	Level 3
Mortgages(1)	$52,014	$54,089	$–	$–	$54,089
Private placements(2)	42,842	47,276	–	42,110	5,166
Policy loans(3)	6,397	6,397	–	6,397	–
Loans to Bank clients(4)	2,506	2,503	–	2,503	–
Real estate – own use property(5)	1,812	3,024	–	–	3,024
Public Bonds HTM	1,320	1,320	–	1,320	–
Other invested assets(6)	11,006	11,665	120	–	11,545
Total invested assets disclosed at fair value	$117,897	$126,274	$120	$52,330	$73,824

As at December 31, 2020	Carrying value	Fair value	Level 1	Level 2	Level 3
Mortgages(1)	$50,207	$54,230	$–	$–	$54,230
Private placements(2)	40,756	47,890	–	41,398	6,492
Policy loans(3)	6,398	6,398	–	6,398	–
Loans to Bank clients(4)	1,976	1,982	–	1,982	–
Real estate – own use property(5)	1,850	3,017	–	–	3,017
Other invested assets(6)	11,046	11,903	128	–	11,775
Total invested assets disclosed at fair value	$112,233	$125,420	$128	$49,778	$75,514

(1)

Fair value of commercial mortgages is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

(2)

Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the securities are classified as Level 3.

(3)	Fair value of policy loans is equal to their unpaid principal balances.
(4)

Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.

(5)	Fair value of own use real estate and the fair value hierarchy are determined in accordance with the methodologies described for real estate – investment property in note 1.
(6)

Primarily include leveraged leases, oil and gas properties (disposed of during 2021) and equity method accounted other invested assets. Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for oil and gas properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

As a result of COVID-19 and the associated economic environment, measurement uncertainty exists in determining the fair value of real estate and other invested assets. For the methodologies used in determining carrying values of the invested assets, refer to note 1(c).

Real Estate – For real estate investment properties, valuation inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Measurement uncertainty is partially driven by a reduction in the availability of information, which could have a negative impact on the future carrying value of these assets.

Timberland and Farmland – For investments in timberland and farmland, valuation inputs include asset-specific production, relevant commodity prices and discount rates. There remains uncertainty regarding these inputs used, which could have a negative impact on the future carrying value of these assets.

Private Equity – Included in the Company’s private equity investments are assets valued primarily based on net asset value as per financial statements provided by third-party general partners or sponsors and reasonable techniques from a market participant perspective. Significant measurement uncertainty relating to volatility in underlying markets could have an impact on the future carrying value of these assets.

158   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Infrastructure – For infrastructure investments, valuation is largely based on discounted cash flow techniques reflecting estimates regarding future cash flows, terminal values and discount rates. These assets are defensive in nature and are supported by existing contractual revenue streams. There remains uncertainty regarding critical valuation inputs listed, which could have a negative impact on the future carrying value of these assets.

Oil and Gas – Investments in oil and gas comprise of private equity interests. These investments are valued largely based on financial statements and inputs provided by third-party general partners and sponsors of the respective funds. Measurement uncertainty relating to future prices for relevant commodities could have an impact on the future carrying value of these assets.

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had $5 of assets transferred between Level 1 and Level 2 during the years ended December 31, 2021 and 2020.

For segregated funds net assets, the Company had $5 transfers from Level 1 to Level 2 for the year ended December 31, 2021 (2020 – $nil). The Company had $249 transfers from Level 2 to Level 1 for the year ended December 31, 2021 (2020 – $15).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the table below includes the changes in fair value due to both observable and unobservable factors.

The following table presents a roll forward for invested assets, derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2021 and 2020.

For the year ended December 31, 2021	Balance, January 1, 2021	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, December 31, 2021	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$510	$11	$–	$11	$(93)	$–	$11	$(409)	$(1)	$40	$(8)
Other securitized assets	45	3	–	–	(9)	(39)	28	–	–	28	(4)
AFS
Corporate	3	1	–	–	(3)	–	–	–	–	1	–
Public equities
FVTPL	–	–	–	62	(62)	–	–	–	–	–	–
Investment property	10,982	702	–	186	(376)	–	–	–	(73)	11,421	626
Other invested assets	19,049	2,731	2	5,058	(1,131)	(1,453)	5	–	(218)	24,043	2,569
Total invested assets	30,589	3,448	2	5,317	(1,674)	(1,492)	44	(409)	(292)	35,533	3,183
Derivatives	3,443	(897)	–	14	–	(182)	–	(309)	32	2,101	(547)
Segregated funds net assets	4,202	350	–	68	(303)	(28)	–	–	(8)	4,281	116
Total	$38,234	$2,901	$2	$5,399	$(1,977)	$(1,702)	$44	$(718)	$(268)	$41,915	$2,752

159

For the year ended December 31, 2020	Balance, January 1, 2020	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, December 31, 2020	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Corporate	$633	$4	$–	$54	$(272)	$(1)	$151	$(50)	$(9)	$510	$105
Other securitized assets	–	(8)	–	–	–	(1)	55	–	(1)	45	–
AFS
Corporate	15	(6)	2	–	–	–	5	(13)	–	3	–
Investment property	11,002	(255)	–	572	(318)	–	47	–	(66)	10,982	(300)
Other invested assets	18,103	(401)	(49)	3,162	(1,076)	(638)	92	(3)	(141)	19,049	(902)
Total invested assets	29,753	(666)	(47)	3,788	(1,666)	(640)	350	(66)	(217)	30,589	(1,097)
Derivatives	1,456	2,953	(18)	12	–	(1,165)	–	342	(137)	3,443	2,033
Segregated funds net assets	4,512	(6)	–	(84)	(149)	(26)	2	(3)	(44)	4,202	45
Total	$35,721	$2,281	$(65)	$3,716	$(1,815)	$(1,831)	$352	$273	$(398)	$38,234	$981

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to notes 1(h) and 22.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.

Transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Note 4    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third-party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in the “Risk Management and Risk Factors” section of the Company’s 2021 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate

160   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after considering the effects of netting agreements and collateral arrangements.

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

As at December 31,		2021			2020
		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$–	$–	$–	$82	$1	$–
	Foreign currency swaps	57	1	1	57	–	4
Cash flow hedges	Foreign currency swaps	1,251	5	379	1,756	24	468
	Equity contracts	145	10	–	127	6	–
Net investment hedges	Forward contracts	671	9	–	628	1	10
Total derivatives in qualifying hedge accounting relationships		2,124	25	380	2,650	32	482
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	300,556	11,832	7,347	287,182	21,332	12,190
	Interest rate futures	11,944	–	–	16,750	–	–
	Interest rate options	10,708	514	–	11,622	663	–
	Foreign currency swaps	36,405	790	1,722	31,491	838	1,659
	Currency rate futures	3,086	–	–	3,467	–	–
	Forward contracts	45,295	2,674	562	38,853	3,833	565
	Equity contracts	18,577	1,667	27	15,738	1,092	66
	Credit default swaps	44	1	–	241	3	–
	Equity futures	11,359	–	–	10,984	–	–
Total derivatives not designated in qualifying hedge accounting relationships		437,974	17,478	9,658	416,328	27,761	14,480
Total derivatives		$440,098	$17,503	$10,038	$418,978	$27,793	$14,962

The total notional amount above includes $258 billion (2020 – $274 billion) which refer to interest rates impacted under the interest rate benchmark reform, with a significant majority to USD LIBOR, CDOR and JPY LIBOR. Exposures indexed to USD LIBOR represent derivatives with a maturity date beyond June 30, 2023 while exposures to CDOR and JPY LIBOR represent derivatives with a maturity date beyond December 31, 2021. The exposure in the Company’s hedge accounting programs is primarily to USD LIBOR and CDOR benchmarks. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation due to the impact from interest rate benchmark reform.

The following table presents the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 8).

	Remaining term to maturity
As at December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$2,500	$1,803	$1,000	$12,200	$17,503
Derivative liabilities	294	387	379	8,978	10,038

	Remaining term to maturity
As at December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,656	$3,524	$1,228	$21,385	$27,793
Derivative liabilities	386	250	555	13,771	14,962

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The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

	Remaining term to maturity (notional amounts)				Fair value				Capital requirement(2)
As at December 31, 2021	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit equivalent amount(1)
Interest rate contracts
OTC swap contracts	$4,554	$21,884	$90,592	$117,030	$12,112	$(7,717)	$4,395	$1,582	$29
Cleared swap contracts	21,722	27,665	134,139	183,526	441	(453)	(12)	–	–
Forward contracts	14,636	15,791	741	31,168	2,625	(483)	2,142	299	5
Futures	11,944	–	–	11,944	–	–	–	–	–
Options purchased	1,406	2,789	6,513	10,708	515	–	515	113	9
Subtotal	54,262	68,129	231,985	354,376	15,693	(8,653)	7,040	1,994	43
Foreign exchange
Swap contracts	1,941	8,869	26,903	37,713	801	(2,181)	(1,380)	1,302	25
Forward contracts	14,798	–	–	14,798	58	(79)	(21)	85	–
Futures	3,086	–	–	3,086	–	–	–	–	–
Credit derivatives	11	33	–	44	1	–	1	–	–
Equity contracts
Swap contracts	669	323	–	992	57	(10)	47	29	–
Futures	11,359	–	–	11,359	–	–	–	–	–
Options purchased	10,974	6,716	40	17,730	1,616	(17)	1,599	766	8
Subtotal including accrued interest	97,100	84,070	258,928	440,098	18,226	(10,940)	7,286	4,176	76
Less accrued interest	–	–	–	–	723	(902)	(179)	–	–
Total	$97,100	$84,070	$258,928	$440,098	$17,503	$(10,038)	$7,465	$4,176	$76

	Remaining term to maturity (notional amounts)				Fair value				Capital requirement(2)
As at December 31, 2020	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit equivalent amount(1)
Interest rate contracts
OTC swap contracts	$7,567	$20,852	$110,166	$138,585	$21,803	$(12,816)	$8,987	$2,607	$73
Cleared swap contracts	2,314	18,784	127,581	148,679	432	(424)	8	–	–
Forward contracts	11,092	18,355	1,259	30,706	3,739	(462)	3,277	629	12
Futures	16,750	–	–	16,750	–	–	–	–	–
Options purchased	1,572	3,922	6,128	11,622	664	–	664	138	4
Subtotal	39,295	61,913	245,134	346,342	26,638	(13,702)	12,936	3,374	89
Foreign exchange
Swap contracts	1,670	8,490	23,144	33,304	855	(2,195)	(1,340)	1,112	23
Forward contracts	8,741	34	–	8,775	95	(113)	(18)	56	–
Futures	3,467	–	–	3,467	–	–	–	–	–
Credit derivatives	192	49	–	241	3	–	3	–	–
Equity contracts
Swap contracts	1,227	289	–	1,516	43	(51)	(8)	27	–
Futures	10,984	–	–	10,984	–	–	–	–	–
Options purchased	8,168	6,181	–	14,349	1,051	(15)	1,036	500	5
Subtotal including accrued interest	73,744	76,956	268,278	418,978	28,685	(16,076)	12,609	5,069	117
Less accrued interest	–	–	–	–	892	(1,114)	(222)	–	–
Total	$73,744	$76,956	$268,278	$418,978	$27,793	$(14,962)	$12,831	$5,069	$117

(1)

Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $440 billion (2020 – $419 billion) includes $121 billion (2020 – $131 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro risk hedging programs. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.

162   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Fair value and the fair value hierarchy of derivative instruments

As at December 31, 2021	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$14,971	$–	$12,510	$2,461
Foreign exchange contracts	854	–	854	–
Equity contracts	1,677	–	1,616	61
Credit default swaps	1	–	1	–
Total derivative assets	$17,503	$–	$14,981	$2,522
Derivative liabilities
Interest rate contracts	$7,829	$–	$7,419	$410
Foreign exchange contracts	2,182	–	2,181	1
Equity contracts	27	–	17	10
Total derivative liabilities	$10,038	$–	$9,617	$421

As at December 31, 2020	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$25,735	$–	$21,902	$3,833
Foreign exchange contracts	957	–	957	–
Equity contracts	1,098	–	1,051	47
Credit default swaps	3	–	3	–
Total derivative assets	$27,793	$–	$23,913	$3,880
Derivative liabilities
Interest rate contracts	$12,652	$–	$12,271	$381
Foreign exchange contracts	2,244	–	2,239	5
Equity contracts	66	–	15	51
Total derivative liabilities	$14,962	$–	$14,525	$437

Level 3 roll forward information for net derivative contracts measured using significant unobservable inputs is disclosed in note 3(g).

(b) Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements of hedge accounting. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

For the year ended December 31, 2021	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate liabilities	$–	$–	$–
Foreign currency swaps	Fixed rate assets	4	(2)	2
Total		$4	$(2)	$2

For the year ended December 31, 2020	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate liabilities	$4	$(2)	$2
Foreign currency swaps	Fixed rate assets	(2)	3	1
Total		$2	$1	$3

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign

163

currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

For the year ended December 31, 2021	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Foreign currency swaps	Fixed rate assets	$(1)	$(1)	$–
	Floating rate liabilities	89	3	–
	Fixed rate liabilities	(19)	(21)	–
Equity contracts	Stock-based compensation	5	5	–
Total		$74	$(14)	$–

For the year ended December 31, 2020	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Foreign currency swaps	Fixed rate assets	$1	$–	$–
	Floating rate liabilities	(64)	14	–
	Fixed rate liabilities	(14)	(2)	–
Equity contracts	Stock-based compensation	(2)	16	–
Total		$(79)	$28	$–

The Company anticipates that net losses of approximately $42 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 15 years.

Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

For the year ended December 31, 2021	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$61	$–	$–
Forward contracts	59	–	–
Total	$120	$–	$–
For the year ended December 31, 2020	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$161	$–	$–
Forward contracts	(53)	–	–
Total	$108	$–	$–

(c) Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is recorded through net income. Since changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

164   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Investment income on derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2021	2020
Interest rate swaps	$(1,986)	$2,423
Interest rate futures	(687)	894
Interest rate options	(133)	291
Foreign currency swaps	(166)	(55)
Currency rate futures	66	(47)
Forward contracts	(1,751)	3,785
Equity futures	(2,140)	(1,111)
Equity contracts	871	322
Credit default swaps	(2)	(4)
Total	$(5,928)	$6,498

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. As at December 31, 2021, reinsurance ceded guaranteed minimum income benefits had a fair value of $734 (2020 – $1,007) and reinsurance assumed guaranteed minimum income benefits had a fair value of $86 (2020 – $112). Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed are reported as contract benefits.

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance contract. As at December 31, 2021, these embedded derivatives had a fair value of $11 (2020 – $(229)).

Other financial instruments classified as embedded derivatives but exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

165

Note 5     Goodwill and Intangible Assets

(a) Change in the carrying value of goodwill and intangible assets

The following table presents the change in carrying value of goodwill and intangible assets.

As at December 31, 2021	Balance, January 1	Net additions/ (disposals)(1)	Amortization expense		Effect of changes in foreign exchange rates	Balance, December 31
Goodwill	$5,714	$(5)	$	n/a	$(58)	$5,651
Indefinite life intangible assets
Brand	764	–		n/a	(3)	761
Fund management contracts and other(2)	796	(3)		n/a	(5)	788
	1,560	(3)		n/a	(8)	1,549
Finite life intangible assets(3)
Distribution networks	806	131		44	(5)	888
Customer relationships	738	(2)		48	(1)	687
Software	1,059	198		148	(18)	1,091
Other	52	2		6	1	49
	2,655	329		246	(23)	2,715
Total intangible assets	4,215	326		246	(31)	4,264
Total goodwill and intangible assets	$9,929	$321		$246	$(89)	$9,915
As at December 31, 2020	Balance, January 1	Net additions/ (disposals)	Amortization expense		Effect of changes in foreign exchange rates	Balance, December 31
Goodwill	$5,743	$(5)	$	n/a	$(24)	$5,714
Indefinite life intangible assets
Brand	779	–		n/a	(15)	764
Fund management contracts and other(2)	805	(2)		n/a	(7)	796
	1,584	(2)		n/a	(22)	1,560
Finite life intangible assets(3)
Distribution networks	801	59		42	(12)	806
Customer relationships	795	–		54	(3)	738
Software	991	262		189	(5)	1,059
Other	61	(9)		4	4	52
	2,648	312		289	(16)	2,655
Total intangible assets	4,232	310		289	(38)	4,215
Total goodwill and intangible assets	$9,975	$305		$289	$(62)	$9,929

(1)	In December 2021, the Company purchased the Vietnamese operations of Aviva Plc including rights to an exclusive distribution agreement with VietinBank.
(2)	Fund management contracts are mostly allocated to Canada WAM and U.S. WAM CGUs with the carrying values of $273 (2020 – $273) and $371 (2020 – $373), respectively.
(3)

Gross carrying amount of finite life intangible assets was $1,456 for distribution networks, $1,132 for customer relationships, $2,484 for software and $124 for other (2020 – $1,332, $1,130, $2,310 and $123), respectively.

(b) Goodwill impairment testing

The Company completed its annual goodwill impairment testing in the fourth quarter of 2021 by determining the recoverable amounts of its businesses using valuation techniques discussed below (refer to notes 1(f) and 5(c)). The testing indicated that there was no impairment of goodwill in 2021 (2020 – $nil).

166   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The following tables present the carrying value of goodwill by CGU or group of CGUs.

As at December 31, 2021 CGU or group of CGUs	Balance, January 1	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31

Asia

Asia Insurance (excluding Japan)	$159	$(5)	$(2)	$152

Japan Insurance	433	–	(47)	386

Canada Insurance	1,955	–	–	1,955

U.S. Insurance	338	–	(2)	336

Global Wealth and Asset Management

Asia WAM	185	–	(2)	183

Canada WAM	1,436	–	–	1,436

U.S. WAM	1,208	–	(5)	1,203

Total	$5,714	$(5)	$(58)	$5,651

As at December 31, 2020 CGU or group of CGUs	Balance, January 1	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31

Asia

Asia Insurance (excluding Japan)	$159	$–	$–	$159

Japan Insurance	420	–	13	433

Canada Insurance	1,957	–	(2)	1,955

U.S. Insurance	349	(5)	(6)	338

Global Wealth and Asset Management

Asia WAM	187	–	(2)	185

Canada WAM	1,436	–	–	1,436

U.S. WAM	1,235	–	(27)	1,208

Total	$5,743	$(5)	$(24)	$5,714

The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.

(c) Valuation techniques

When determining if a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company’s internal reporting practices. The recoverable amounts were based on fair value less costs to sell (“FVLCS”) for Asia Insurance (excluding Japan) and Asia WAM. For other CGUs, value-in-use (“VIU”) was used.

Under the FVLCS approach, the Company determines the fair value of the CGU or group of CGUs using an earnings-based approach which incorporates forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings-multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiple used by the Company for testing was 11.6 (2020 – 10.7). These FVLCS valuations are categorized as Level 3 of the fair value hierarchy (2020 – Level 3).

Under the VIU approach, used for CGUs with insurance business, an embedded appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU’s or group of CGUs’ profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates. For non-insurance CGUs, the VIU is based on discounted cash flow analysis which incorporates relevant aspects of the embedded appraisal value approach.

(d) Significant assumptions

To calculate embedded appraisal value, the Company discounted projected earnings from in-force contracts and valued 20 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded appraisal value calculations, they ranged from zero per cent to six per cent (2020 – zero per cent to 10 per cent).

Interest rate assumptions are based on prevailing market rates at the valuation date.

167

For 2021 and 2020, tax rates applied to the projections include the impact of internal reinsurance treaties and amounted to 28.0 per cent, 26.5 per cent and 21.0 per cent for the Japan, Canada and U.S. jurisdictions, respectively. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates assumed in determining the value-in-use for applicable CGUs or group of CGUs ranged from 8.0 per cent to 10.1 per cent on an after-tax basis or 10.0 per cent to 12.7 per cent on a pre-tax basis (2020 – 8.0 per cent to 10.0 per cent on an after-tax basis or 10.0 per cent to 12.5 per cent on a pre-tax basis).

Key assumptions may change as economic and market conditions change, which may lead to impairment charges in the future. Adverse changes in discount rates (including from decline in interest rates) and growth rate assumptions for new business cash flow projections used in the determination of embedded appraisal values or reductions in market-based earnings multiples calculations may result in impairment charges in the future which could be material.

Note 6    Insurance Contract Liabilities and Reinsurance Assets

(a) Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as reinsurance assets. Insurance contract liabilities include actuarial liabilities, benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of gross and net insurance contract liabilities are shown below.

As at December 31,	2021	2020

Insurance contract liabilities	$374,890	$369,230

Benefits payable and provision for unreported claims	5,251	4,837

Policyholder amounts on deposit	12,134	11,487

Gross insurance contract liabilities	392,275	385,554

Reinsurance assets(1)	(44,531)	(45,769)

Net insurance contract liabilities	$347,744	$339,785

(1)	Reinsurance assets of $48 (2020 – $67) are related to investment contract liabilities, refer to note 7(b).

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force net of reinsurance premiums and recoveries.

Net insurance contract liabilities are determined using CALM, as required by the Canadian Institute of Actuaries.

The determination of net insurance contract liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Investment returns are projected using the current asset portfolios and projected reinvestment strategies.

Each assumption is based on the best estimate adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing a range of prescribed and company-developed scenarios consistent with Canadian Actuarial Standards of Practice. For all other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net insurance contract liabilities valuation adjust the gross policy cash flows to reflect projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of reinsurance treaties, the expected economic benefit from treaty cash flows and the impact of margins for adverse deviation. Gross insurance contract liabilities are determined by discounting gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in force at the date of the Consolidated Statements of Financial Position.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts, a shorter projection period may be used, with the contract generally ending at the earlier of the first renewal date on or after the Consolidated Statements of Financial Position date where the Company can exercise discretion in renewing its contractual obligations or terms of those obligations and the renewal or adjustment date that maximizes the insurance contract liabilities. For segregated fund products with guarantees, the projection period is generally set as the period that leads to the largest insurance contract liability. Where the projection period is less than the policy lifetime, insurance contract liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

168   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(b) Composition

The composition of insurance contract liabilities and reinsurance assets by the line of business and reporting segment is as follows.

Gross insurance contract liabilities

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
As at December 31, 2021	Participating	Non- participating

Asia	$64,586	$36,387	$6,869	$3,590	$111,432	$2,749	$114,181

Canada	13,518	44,320	16,554	14,981	89,373	430	89,803

U.S.	8,591	71,077	14,007	53,555	147,230	41,150	188,380

Corporate and Other	–	(676)	22	363	(291)	202	(89)

Total, net of reinsurance ceded	86,695	151,108	37,452	72,489	347,744	$44,531	$392,275

Total reinsurance ceded	8,144	20,767	14,681	939	44,531

Total, gross of reinsurance ceded	$94,839	$171,875	$52,133	$73,428	$392,275

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
As at December 31, 2020	Participating	Non- participating

Asia	$55,262	$36,930	$7,114	$3,652	$102,958	$2,127	$105,085

Canada	12,796	44,468	18,462	14,620	90,346	443	90,789

U.S.	8,422	68,001	16,292	54,224	146,939	42,875	189,814

Corporate and Other	–	(684)	34	192	(458)	324	(134)

Total, net of reinsurance ceded	76,480	148,715	41,902	72,688	339,785	$45,769	$385,554

Total reinsurance ceded	8,780	19,944	16,065	980	45,769

Total, gross of reinsurance ceded	$85,260	$168,659	$57,967	$73,668	$385,554

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Mutual Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of participating policies. As at December 31, 2021, $29,000 (2020 – $29,480) of both reinsurance assets and insurance contract liabilities were related to these closed blocks of participating policies.

(c) Assets backing insurance contract liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting insurance contract liabilities which consider the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and alternative long-duration investments. The Company’s capital is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing net insurance contract liabilities, that the Company considers to be other than temporary, would have a limited impact on the Company’s net income wherever there is an effective matching of assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of net insurance contract liabilities. The fair value of assets backing net insurance contract liabilities as at December 31, 2021, excluding reinsurance assets, was estimated at $354,587 (2020 – $350,264).

As at December 31, 2021, the fair value of assets backing capital and other liabilities was estimated at $571,431 (2020 – $543,273).

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The following table presents the carrying value of assets backing net insurance contract liabilities, other liabilities and capital.

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2021	Participating	Non- participating

Assets

Debt securities	$43,278	$82,050	$19,575	$36,207	$10,723	$32,306	$224,139

Public equities	14,667	8,112	453	374	626	3,835	28,067

Mortgages	3,799	13,295	4,572	8,526	21,802	20	52,014

Private placements	6,005	17,741	7,370	9,775	1,723	228	42,842

Real estate	3,467	6,814	987	1,782	6	177	13,233

Other	15,479	23,096	4,495	15,825	469,014	29,439	557,348

Total	$86,695	$151,108	$37,452	$72,489	$503,894	$66,005	$917,643

	Individual insurance		Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2020	Participating	Non- participating

Assets

Debt securities	$39,523	$81,548	$20,936	$34,725	$8,872	$33,121	$218,725

Public equities	12,365	6,971	461	310	402	3,213	23,722

Mortgages	3,069	12,536	4,923	8,315	21,338	26	50,207

Private placements	5,549	17,276	7,499	9,439	817	176	40,756

Real estate	3,385	6,466	1,027	1,697	57	200	12,832

Other	12,589	23,918	7,056	18,202	448,014	24,328	534,107

Total	$76,480	$148,715	$41,902	$72,688	$479,500	$61,064	$880,349

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.
(2)

Other liabilities are non-insurance contract liabilities which include segregated funds, bank deposits, long-term debt, deferred tax liabilities, derivatives, investment contracts, embedded derivatives and other miscellaneous liabilities.

(3)	Capital is defined in note 12.

(d) Significant insurance contract liability valuation assumptions

The determination of insurance contract liabilities involves the use of estimates and assumptions. Insurance contract liabilities have two major components: a best estimate amount and a provision for adverse deviation.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2021 experience was unfavourable (2020 – unfavourable) when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2021 experience was favourable (2020 – favourable) when compared to the Company’s assumptions.

170   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Nature of factor and assumption methodology	Risk management
Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. Projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. Investment strategies are based on the target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed income investments and a projected outlook for other alternative long-duration assets.

Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on past experience of the Company and industry as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class and geographic market also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class and geographic market.

The Company’s policy of closely matching asset cash flows with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the reinvestment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2021, the movement in interest rates negatively (2020 – negatively) impacted the Company’s net income. This negative impact was primarily due to increase in risk-free interest rates and the overall steepening of the yield curve in the U.S. and Canada.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies, credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2021, credit loss experience on debt securities and mortgages was favourable (2020 – unfavourable) when compared to the Company’s assumptions.

Equities, real estate and other alternative long-duration assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Equities, real estate, oil and gas and other alternative long-duration assets are also used to support long-dated obligations in the Company’s annuity and pension businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2021, investment experience on alternative long-duration assets backing policyholder liabilities was favourable (2020 – unfavourable) primarily due to gains in private equities and real estate properties, partially offset by losses in timber and agriculture properties. In 2021, alternative long-duration asset origination did not exceed (2020 – did not exceed) valuation requirements.

In 2021, for the business that is dynamically hedged, segregated fund guarantee experience on residual, non-dynamically hedged market risks were unfavourable (2020 – unfavourable). For the business that is not dynamically hedged, experience on segregated fund guarantees due to changes in the market value of assets under management was also unfavourable (2020 – unfavourable). This excludes the experience on the macro equity hedges.

In 2021, investment expense experience was unfavourable (2020 – unfavourable) when compared to the Company’s assumptions.

171

Nature of factor and assumption methodology	Risk management
Policy termination and premium persistency

Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience.

In aggregate, 2021 policyholder termination and premium persistency experience was unfavourable (2020 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2021 were unfavourable (2020 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements

The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

Foreign currency

Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in foreign exchange rates.

The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to assumptions (refer to note 6(h)), the full impact is recognized in income immediately.

(e) Sensitivity of insurance contract liabilities to changes in non-economic assumptions

The sensitivity of net income attributed to shareholders to changes in non-economic assumptions underlying insurance contract liabilities is shown below, assuming a simultaneous change in the assumption across all business units. The sensitivity of net income attributed to shareholders to a deterioration or improvement in non-economic assumptions for Long-Term Care (“LTC”) as at December 31, 2021 is also shown below.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of internal models.

172   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions(1)

	Decrease in net income attributed to shareholders
As at December 31,	2021	2020
Policy related assumptions
2% adverse change in future mortality rates(2),(4)
Products where an increase in rates increases insurance contract liabilities	$(500)	$(500)
Products where a decrease in rates increases insurance contract liabilities	(500)	(600)
5% adverse change in future morbidity rates (incidence and termination)(3),(4),(5)	(5,500)	(5,700)
10% adverse change in future policy termination rates(4)	(2,400)	(2,600)
5% increase in future expense levels	(600)	(600)

(1)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

(2)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(3)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(4)

The impacts of the adverse sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

(5)	5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions for Long-Term Care included in the above table(1),(2)

	Decrease in net income attributed to shareholders
As at December 31,	2021	2020
Policy related assumptions
2% adverse change in future mortality rates	$(300)	$(300)
5% adverse change in future morbidity incidence rates	(2,000)	(2,100)
5% adverse change in future morbidity claims termination rates	(3,100)	(3,100)
10% adverse change in future policy termination rates	(400)	(400)
5% increase in future expense levels	(100)	(100)

(1)

The impacts of the adverse sensitivities on LTC for morbidity, mortality and lapse do not assume any partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

(2)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

(f) Provision for adverse deviation assumptions

The assumptions made in establishing insurance contract liabilities reflect expected best estimates of future experience. To recognize the uncertainty in these best estimate assumptions, to allow for possible misestimation of and deterioration in experience and to provide a greater degree of assurance that the insurance contract liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

Margins are released into future earnings as the policy is released from risk. Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by the Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively, the margin can be set by testing many scenarios, which are developed according to actuarial guidance. Under this approach the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

Specific guidance is also provided for other risks such as market, credit, mortality and morbidity risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption. The Company uses assumptions within the permissible ranges, with the determination of the level set considering the risk profile of the business. On occasion, in specific circumstances for additional prudence, a margin may exceed the high end of the range, which is permissible under the Canadian Actuarial Standards of Practice. This additional margin would be released if the specific circumstances which led to it being established were to change.

Each margin is reviewed annually for continued appropriateness.

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(g) Change in insurance contract liabilities

The change in insurance contract liabilities was a result of the following business activities and changes in actuarial estimates.

For the year ended December 31, 2021	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$325,408	$14,377	$339,785	$45,769	$385,554
New policies(2)	5,947	–	5,947	276	6,223
Normal in-force movement(2)	4,689	1,283	5,972	(1,812)	4,160
Changes in methods and assumptions(2)	287	–	287	455	742
Reinsurance transactions	–	–	–	–	–
Impact of changes in foreign exchange rates	(4,059)	(188)	(4,247)	(157)	(4,404)
Balance, December 31	$332,272	$15,472	$347,744	$44,531	$392,275

For the year ended December 31, 2020	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$296,589	$13,219	$309,808	$41,353	$351,161
New policies(3)	3,166	–	3,166	481	3,647
Normal in-force movement(3)	32,340	1,312	33,652	(3,030)	30,622
Changes in methods and assumptions(3)	563	–	563	4,559	5,122
Reinsurance transactions(4)	(3,360)	–	(3,360)	3,360	–
Impact of changes in foreign exchange rates	(3,890)	(154)	(4,044)	(954)	(4,998)
Balance, December 31	$325,408	$14,377	$339,785	$45,769	$385,554

(1)	Other insurance contract liabilities are comprised of benefits payable and provisions for unreported claims and policyholder amounts on deposit.
(2)

In 2021, the $10,719 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities were netted off by an increase of $11,125, of which $9,868 is included in the Consolidated Statements of Income increase in insurance contract liabilities and $1,257 is included in gross claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(3)

In 2020, the $36,982 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies, associated embedded derivatives and changes in methods and assumptions. These three items in the gross insurance contract liabilities were netted off by an increase of $39,391, of which $37,876 is included in the Consolidated Statements of Income increase in insurance contract liabilities and $1,515 is included in gross claims and benefits. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts; however, these embedded derivatives are included in other liabilities on the Consolidated Statements of Financial Position.

(4)

On September 30, 2020, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.), entered into a reinsurance agreement with Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. bank owned life insurance (“BOLI”). Under the terms of the transaction, the Company will maintain responsibility for servicing the policies with no expected impact to the BOLI policyholders. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities.

(h) Actuarial methods and assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the measurement of insurance contract liabilities.

This year’s review of actuarial methods and assumptions did not reflect COVID-19 experience as it is too soon to assess the impact of COVID-19 on long-term assumptions. Experience related to COVID-19 will continue to be closely monitored, as well as emerging research on the long-term implications of COVID-19 on mortality and other assumptions.

174   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

2021 Review of Actuarial Methods and Assumptions

The completion of the 2021 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $287, net of reinsurance, and a decrease in net income attributed to shareholders of $41 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2021	Total	Attributed to participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
U.S. variable annuity product review	$51	$–	$51	$(40)
Mortality and morbidity updates	350	–	350	(257)
Lapses and policyholder behaviour updates	686	18	668	(534)
Expense updates	(653)	(25)	(628)	503
Investment related updates	(257)	(2)	(255)	168
Other updates	110	231	(121)	119
Net impact	$287	$222	$65	$(41)

(1)

The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was primarily driven by a reduction in the expected long-term interest rates within the valuation models to reflect the low interest rate environment.

U.S. variable annuity product review

The review of the Company’s variable annuity products in the U.S. resulted in a $40 post-tax charge to net income attributed to shareholders.

The charge was primarily driven by updates to lapse assumptions to reflect emerging experience, partially offset by refinements to the Company’s segregated fund guaranteed minimum withdrawal benefit valuation models.

Updates to mortality and morbidity

Mortality and morbidity updates resulted in a $257 post-tax charge to net income attributed to shareholders.

The charge was driven by updates to older age mortality on certain products in the Company’s U.S. life insurance business, mortality assumption updates in Indonesia to reflect recent experience, as well as from refining assumptions on several reinsurance arrangements in Canada.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $534 post-tax charge to net income attributed to shareholders.

The Company completed a detailed review of lapse assumptions for non-participating policies within the Company’s U.S. life insurance business including those for universal life, variable universal life, and term products. The Company observed a trend of low lapse rates on the protection-focused universal life insurance products as consumers continue to value the product guarantees in the prolonged low interest rate environment. The Company lowered the overall lapse assumptions for these products to reflect actual experience, which resulted in a post-tax charge to net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several products in Canada and Japan to reflect recent experience, resulting in a modest post-tax charge to net income attributed to shareholders.

Expense updates

Updates to expense assumptions resulted in a $503 post-tax gain to net income attributed to shareholders.

The Company completed a detailed review of the investment expense assumptions across the Company. This resulted in a $263 post-tax gain to net income attributed to shareholders, primarily driven by scale benefits.

The Company also completed a global expense study, which resulted in a $256 post-tax gain to net income attributed to shareholders. The favourable result primarily reflects a reallocation of expenses across certain business lines to align with actual experience, as well as from expense savings related to various expense efficiency initiatives.

Investment related updates

Updates to investment return assumptions resulted in a $168 post-tax gain to net income attributed to shareholders.

The primary driver of the gain was an update to the Company’s corporate bond default rates to reflect recent experience; the Company reduced default assumptions for certain credit ratings in Canada, the U.S., and Japan. This was partially offset by a reduction to the Company’s Canadian real estate investment return assumptions.

175

Other updates

Other updates resulted in a $119 post-tax gain to net income attributed to shareholders.

This was primarily driven by Japan, whereby investment fees for certain mandates in the general account provided by affiliate investment managers were reviewed and updated to align with broader market levels.

2020 Review of Actuarial Methods and Assumptions

The 2020 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $563, net of reinsurance, and a decrease in net income attributed to shareholders of $198 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the year ended December 31, 2020	Total	Attributed to participating policyholders’ account(1)	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Canada variable annuity product review	$(42)	$–	$(42)	$31
Mortality and morbidity updates	(304)	(1)	(303)	232
Lapses and policyholder behaviour updates	893	–	893	(682)
Investment related updates	(212)	(153)	(59)	31
Other updates	228	455	(227)	190
Net impact	$563	$301	$262	$(198)

(1)

The change in insurance contract liabilities, net of reinsurance, attributable to the participating policyholders’ account was driven by refinements to the Company’s valuation models, primarily due to annual updates to reflect market movements in the first half of 2020.

Canada variable annuity product review

The review of the Company’s variable annuity product in Canada resulted in a $31 post-tax gain to net income attributed to shareholders.

The gain was driven by refinements to the segregated fund guaranteed minimum withdrawal benefit valuation models, partially offset by updates to lapse assumptions to reflect emerging experience.

Updates to mortality and morbidity

Mortality and morbidity updates resulted in a $232 post-tax gain to net income attributed to shareholders.

The gain was primarily driven by a review of the Company’s reinsurance arrangements and mortality margins for preferred risk classes in Canada Individual Insurance business, as well as updates to the morbidity assumptions on certain products in Japan. This was partially offset by a charge from the review of mortality assumptions in the U.S. Insurance business, where emerging experience showed higher mortality at older attained ages.

Other updates to mortality and morbidity assumptions were made across several products, largely in Canada, to reflect recent experience resulting in a net post-tax gain to net income attributable to shareholders.

Updates to lapses and policyholder behaviour

Updates to lapses and policyholder behaviour assumptions resulted in a $682 post-tax charge to net income attributed to shareholders.

The Company completed a detailed review of the lapse assumptions for universal life policies in Canada, including both yearly renewable term, and level cost of insurance products. The Company lowered the ultimate lapse assumptions due to the emergence of more recent data, which resulted in a post-tax charge of $504 to net income attributed to shareholders, primarily driven by adverse experience on large policies.

Other updates to lapse and policyholder behaviour assumptions were made across several products to reflect recent experience resulting in a net post-tax charge to net income attributable to shareholders. The primary driver of the charge was adverse lapse experience from retail policies in Japan.

Investment related updates

Updates to investment return assumptions resulted in a $31 post-tax gain to net income attributed to shareholders.

Other updates

Other updates resulted in a $190 post-tax gain to net income attributed to shareholders. This incorporated several positive items including updates to the Company’s U.S. segregated fund guaranteed minimum withdrawal benefit valuation models, as well as updates to the projection of the tax and liability cash flows in the U.S. to align with updated U.S. tax and statutory reporting standard changes, partially offset by refinements to the valuation models, primarily driven by annual updates to reflect market movements in the first half of 2020.

176   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(i) Insurance contracts contractual obligations

Insurance contracts give rise to obligations fixed by agreement. As at December 31, 2021, the Company’s contractual obligations and commitments relating to insurance contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$12,793	$10,977	$17,091	$868,749	$909,610

(1)

Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

(j) Gross claims and benefits

The following table presents a breakdown of gross claims and benefits.

For the years ended December 31,	2021	2020
Death, disability and other claims	$18,583	$18,064
Maturity and surrender benefits	8,728	8,613
Annuity payments	3,276	3,560
Policyholder dividends and experience rating refunds	1,255	1,411
Net transfers from segregated funds	(732)	(1,515)
Total	$31,110	$30,133

(k) Reinsurance transactions

On November 15, 2021, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), entered into a reinsurance agreement with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity (“VA”) policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transaction was structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities. The transaction closed on February 1, 2022 resulting in an estimated after-tax gain of $750.

On September 30, 2020, the Company, through its subsidiary JHUSA, entered into a reinsurance agreement with Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. bank owned life insurance (“BOLI”). Under the terms of the transaction, the Company will maintain responsibility for servicing the policies with no expected impact to the BOLI policyholders. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities.

The transaction closed with an effective date of July 1, 2020. The Company recorded an after-tax gain of $262, which includes an increase in reinsurance assets and ceded premiums of $3.4 billion and $3.3  billion, respectively, on the Consolidated Statements of Income.

Note 7     Investment Contract Liabilities

Investment contract liabilities are contractual obligations that do not contain significant insurance risk. These contracts are measured either at fair value or at amortized cost.

(a) Investment contract liabilities measured at fair value

Investment contract liabilities measured at fair value include certain investment savings and pension products sold primarily in Hong Kong and mainland China. The following table presents the movement in investment contract liabilities measured at fair value.

For the years ended December 31,	2021	2020
Balance, January 1	$932	$789
New policies	54	180
Changes in market conditions	(38)	90
Redemptions, surrenders and maturities	(138)	(108)
Impact of changes in foreign exchange rates	(8)	(19)
Balance, December 31	$802	$932

177

(b) Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost include several fixed annuity products sold in the U.S. and Canada that provide guaranteed income payments for a contractually determined period and are not contingent on survivorship.

The following table presents carrying and fair values of investment contract liabilities measured at amortized cost.

	2021		2020
As at December 31,	Amortized cost, gross of reinsurance ceded(1)	Fair value	Amortized cost, gross of reinsurance ceded(1)	Fair value
U.S. fixed annuity products	$1,380	$1,602	$1,361	$1,680
Canadian fixed annuity products	935	1,016	995	1,086
Investment contract liabilities	$2,315	$2,618	$2,356	$2,766

(1)

As at December 31, 2021, investment contract liabilities with the carrying value and fair value of $48 and $52, respectively (2020 – $67 and $76, respectively), were reinsured by the Company. The net carrying value and fair value of investment contract liabilities were $2,267 and $2,566 (2020 – $2,289 and $2,690), respectively.

The changes in investment contract liabilities measured at amortized cost was a result of the following business activities.

For the years ended December 31,	2021	2020
Balance, January 1	$2,356	$2,315
Policy deposits	92	202
Interest	71	61
Withdrawals	(191)	(194)
Fees	(1)	(1)
Other	(5)	–
Impact of changes in foreign exchange rates	(7)	(27)
Balance, December 31	$2,315	$2,356

Carrying value of fixed annuity products is amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at the date of issue.

Fair value of fixed annuity products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing. As at December 31, 2021 and 2020, fair value of all investment contract liabilities was determined using Level 2 valuation techniques.

(c) Investment contracts contractual obligations

As at December 31, 2021, the Company’s contractual obligations and commitments relating to the investment contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities(1)	$292	$486	$489	$3,542	$4,809

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 8     Risk Management

The Company’s policies and procedures for managing risks of financial instruments are disclosed in denoted components of the “Risk Management and Risk Factors” section of the MD&A for the year ended December 31, 2021. These MD&A disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and are an integral part of these Consolidated Financial Statements.

(a) Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets, derivative financial instruments and reinsurance assets and an increase in provisions for future credit impairments that are included in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

178   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Allowances for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such allowances takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, policy liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowances for losses on reinsurance contracts are established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverable amounts and ceded policy liabilities.

Credit risk associated with derivative counterparties is discussed in note 8(d) and credit risk associated with reinsurance counterparties is discussed in note 8(i).

(i) Credit exposure

The following table presents the gross carrying amount of financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements.

As at December 31,	2021	2020
Debt securities
FVTPL	$189,722	$183,061
AFS	33,097	35,663
Other	1,320	–
Mortgages	52,014	50,207
Private placements	42,842	40,756
Policy loans	6,397	6,398
Loans to Bank clients	2,506	1,976
Derivative assets	17,503	27,793
Accrued investment income	2,641	2,523
Reinsurance assets	44,579	45,836
Other financial assets	6,242	6,156
Total	$398,863	$400,369

As at December 31, 2021, 97% (2020 – 97%) of debt securities were investment grade-rated with ratings ranging between AAA to BBB.

(ii) Credit quality

Credit quality of commercial mortgages and private placements

Credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit-related exposures, considering both qualitative and quantitative factors.

A provision is recorded when the internal risk ratings indicate that a loss represents the most likely outcome. These assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

179

The following table presents the credit quality of commercial mortgages and private placements.

As at December 31, 2021	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$113	$1,340	$5,179	$1,936	$228	$2	$8,798
Office	56	1,256	6,004	1,291	87	40	8,734
Multi-family residential	557	1,869	3,771	767	32	–	6,996
Industrial	47	376	2,808	328	–	–	3,559
Other	212	1,010	787	956	47	–	3,012
Total commercial mortgages	985	5,851	18,549	5,278	394	42	31,099
Agricultural mortgages	–	–	119	242	–	–	361
Private placements	976	5,720	16,147	16,220	1,161	2,618	42,842
Total	$1,961	$11,571	$34,815	$21,740	$1,555	$2,660	$74,302

As at December 31, 2020	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$110	$1,339	$4,761	$2,242	$168	$1	$8,621
Office	66	1,297	5,948	1,174	164	20	8,669
Multi-family residential	613	1,675	2,896	582	33	–	5,799
Industrial	25	320	2,353	259	3	–	2,960
Other	238	966	914	984	355	7	3,464
Total commercial mortgages	1,052	5,597	16,872	5,241	723	28	29,513
Agricultural mortgages	–	–	127	77	106	–	310
Private placements	1,061	4,829	15,585	15,825	1,206	2,250	40,756
Total	$2,113	$10,426	$32,584	$21,143	$2,035	$2,278	$70,579

Credit quality of residential mortgages and loans to Bank clients

Credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

Full or partial write-offs of loans are recorded when management believes that there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table presents credit quality of residential mortgages and loans to Bank clients.

	2021			2020
As at December 31,	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,264	$13,272	$20,536	$6,349	$13,980	$20,329
Non-performing(1)	6	12	18	9	46	55
Loans to Bank clients
Performing	n/a	2,506	2,506	n/a	1,976	1,976
Non-performing(1)	n/a	–	–	n/a	–	–
Total	$7,270	$15,790	$23,060	$6,358	$16,002	$22,360

(1)	Non-performing refers to payments that are 90 days or more past due.

The carrying value of government-insured mortgages was 14% of the total mortgage portfolio as at December 31, 2021 (2020 – 13%). Most of these insured mortgages are residential loans as classified in the table above.

(iii) Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS debt securities. In addition, the Company reports as impairment losses certain declines in the fair value of debt securities designated as FVTPL which it deems represent impairments due to non-recoverability of due amounts.

180   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents past due but not impaired and impaired financial assets.

	Past due but not impaired
As at December 31, 2021	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$20	$–	$20	$2
AFS	–	–	–	–
Private placements	63	–	63	175
Mortgages and loans to Bank clients	61	–	61	51
Other financial assets	261	47	308	–
Total	$405	$47	$452	$228

	Past due but not impaired
As at December 31, 2020	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$–	$–	$–	$54
AFS	–	–	–	1
Private placements	30	–	30	170
Mortgages and loans to Bank clients	66	–	66	69
Other financial assets	56	58	114	2
Total	$152	$58	$210	$296

The following table presents gross carrying value and allowances for loan losses for impaired loans.

As at December 31, 2021	Gross carrying value	Allowances for loan losses	Net carrying value
Private placements	$197	$22	$175
Mortgages and loans to Bank clients	73	22	51
Total	$270	$44	$226

As at December 31, 2020	Gross carrying value	Allowances for loan losses	Net carrying value
Private placements	$249	$79	$170
Mortgages and loans to Bank clients	97	28	69
Total	$346	$107	$239

The following table presents movement of allowance for loan losses during the year.

	2021			2020
For the years ended December 31,	Private placements	Mortgages and loans to Bank clients	Total	Private placements	Mortgages and loans to Bank clients	Total
Balance, January 1	$79	$28	$107	$4	$16	$20
Provisions	14	12	26	94	31	125
Recoveries	(58)	(16)	(74)	(6)	(6)	(12)
Write-offs(1)	(13)	(2)	(15)	(13)	(13)	(26)
Balance, December 31	$22	$22	$44	$79	$28	$107

(1)	Includes disposals and impact of changes in foreign exchange rates.

(b) Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral exceeding the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored daily and additional collateral is obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2021, the Company had loaned securities (which are included in invested assets) with a market value of $564 (2020 – $889). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income to take possession of securities to cover short positions in similar instruments and to meet short-term funding requirements. As at December 31, 2021, the Company had engaged in reverse repurchase transactions of $1,490 (2020 – $716) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $536 as at December 31, 2021 (2020 – $353) which are recorded as payables.

181

(c) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five-year term.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2021	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3) – Corporate debt
A	$16	$–	1
BBB	28	1	2
Total single name CDS	$44	$1	2
Total CDS protection sold	$44	$1	2

As at December 31, 2020	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3) – Corporate debt
A	$136	$2	1
BBB	105	1	2
Total single name CDS	$241	$3	1
Total CDS protection sold	$241	$3	1

(1)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

The Company held no purchased credit protection as at December 31, 2021 and 2020.

(d) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated BBB+ or higher. As at December 31, 2021, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 17 per cent (2020 – 20 per cent). The Company’s exposure to credit risk was mitigated by $10,121 fair value of collateral held as security as at December 31, 2021 (2020 – $16,696).

As at December 31, 2021, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $2,132 (2020 – $4,110). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (2020 – $nil). As at December 31, 2021, the total maximum credit exposure related to derivatives across all counterparties, without taking into consideration the impact of master netting agreements and the benefit of collateral held, was $18,226 (2020 – $28,685).

(e) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

182   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2021	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entities(3)	Net amounts excluding financing entities
Financial assets
Derivative assets	$18,226	$(8,410)	$(9,522)	$294	$294
Securities lending	564	–	(564)	–	–
Reverse repurchase agreements	1,490	(183)	(1,307)	–	–
Total financial assets	$20,280	$(8,593)	$(11,393)	$294	$294
Financial liabilities
Derivative liabilities	$(10,940)	$8,410	$2,250	$(280)	$(79)
Repurchase agreements	(536)	183	353	–	–
Total financial liabilities	$(11,476)	$8,593	$2,603	$(280)	$(79)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2020	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing entities(3)	Net amounts excluding financing entities
Financial assets
Derivative assets	$28,685	$(13,243)	$(15,323)	$119	$119
Securities lending	889	–	(889)	–	–
Reverse repurchase agreements	716	–	(715)	1	1
Total financial assets	$30,290	$(13,243)	$(16,927)	$120	$120
Financial liabilities
Derivative liabilities	$(16,076)	$13,243	$2,482	$(351)	$(71)
Repurchase agreements	(353)	–	353	–	–
Total financial liabilities	$(16,429)	$13,243	$2,835	$(351)	$(71)

(1)	Financial assets and liabilities include accrued interest of $725 and $902, respectively (2020 – $892 and $1,114, respectively).
(2)

Financial and cash collateral exclude over-collateralization. As at December 31, 2021, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $599, $875, $36 and $2, respectively (2020 – $1,373, $627, $74 and $nil, respectively). As at December 31, 2021, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)

Includes derivative contracts entered between the Company and its financing entity which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with this entity. Refer to note 17.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

183

A credit linked note is a fixed income instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at December 31, 2021	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$1,054	$(1,054)	$–
Variable surplus note	(1,054)	1,054	–

As at December 31, 2020	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$932	$(932)	$–
Variable surplus note	(932)	932	–

(1)	As at December 31, 2021 and 2020, the Company had no fixed surplus notes outstanding, refer to note 18(g).

(f) Risk concentrations

The Company defines enterprise-wide investment portfolio level targets and limits to ensure that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports its findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2021	2020
Debt securities and private placements rated as investment grade BBB or higher(1)	97%	97%
Government debt securities as a per cent of total debt securities	36%	37%
Government private placements as a per cent of total private placements	11%	11%
Highest exposure to a single non-government debt security and private placement issuer	$1,167	$1,148
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2021 – 47% of real estate, 2020 – 53%)	$6,244	$6,745
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2021 – 28%, 2020 – 28%)	$18,253	$17,367

(1)	Investment grade debt securities and private placements include 39% rated A, 17% rated AA and 15% rated AAA (2020 – 40%, 16% and 16%) investments based on external ratings where available.
(2)	Mortgages and real estate investments are diversified geographically and by property type.

The following table presents debt securities and private placements portfolio by sector and industry.

	2021		2020
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$84,244	32	$85,357	33
Utilities	48,372	18	47,902	18
Financial	38,905	15	35,656	15
Consumer	32,671	12	29,684	11
Energy	19,637	7	20,963	8
Industrial	24,727	9	22,070	9
Other	18,425	7	17,850	6
Total	$266,981	100	$259,482	100

(g) Insurance risk

Insurance risk is the risk of loss due to actual experience for mortality and morbidity claims, policyholder behaviour and expenses emerging differently than assumed when a product was designed and priced. A variety of assumptions are made related to these experience factors, for reinsurance costs, and for sales levels when products are designed and priced, as well as in the determination of policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions made by the Company. Claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. Some reinsurance rates are not guaranteed and may be changed unexpectedly. Adjustments the Company seeks to make to Non-Guaranteed elements to reflect changing experience factors may be challenged by regulatory or legal action and the Company may be unable to implement them or may face delays in implementation.

184   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The current global life retention limit is US$30 for individual policies (US$35 for survivorship life policies) and is shared across businesses. Lower limits are applied in some markets and jurisdictions. The Company aims to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, the Company aims to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risk.

(h) Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2021	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$271,090	$(42,806)	$228,284
Asia and Other	124,398	(1,773)	122,625
Total	$395,488	$(44,579)	$350,909

As at December 31, 2020	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$273,848	$(44,645)	$229,203
Asia and Other	114,878	(1,191)	113,687
Total	$388,726	$(45,836)	$342,890

(i) Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. To minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2021, the Company had $44,579 (2020 – $45,836) of reinsurance assets. Of this, 94 per cent (2020 – 94 per cent) were ceded to reinsurers with Standard and Poor’s ratings of A- or above. The Company’s exposure to credit risk was mitigated by $25,466 fair value of collateral held as security as at December 31, 2021 (2020 – $27,360). Net exposure after considering offsetting agreements and the benefit of the fair value of collateral held was $19,113 as at December 31, 2021 (2020 – $18,476).

Note 9     Long-Term Debt

(a) Carrying value of long-term debt instruments

As at December 31,	Issue date	Maturity date	Par value	2021	2020
3.050% Senior notes(1),(2)	August 27, 2020	August 27, 2060	US$ 1,155	$1,455	$1,460
4.70% Senior notes(1),(3)	June 23, 2016	June 23, 2046	US$ 1,000	–	1,265
5.375% Senior notes(1),(4)	March 4, 2016	March 4, 2046	US$ 750	939	943
2.396% Senior notes(1),(4)	June 1, 2020	June 1, 2027	US$ 200	253	254
2.484% Senior notes(1),(4)	May 19, 2020	May 19, 2027	US$ 500	630	632
3.527% Senior notes(1),(4)	December 2, 2016	December 2, 2026	US$ 270	342	343
4.150% Senior notes(1),(4)	March 4, 2016	March 4, 2026	US$ 1,000	1,263	1,267
Total				$4,882	$6,164

(1)

These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)

MFC may redeem the notes in whole, but not in part, on August 27, 2025, and thereafter on every August 27 at a redemption price equal to par, together with accrued and unpaid interest. Issue costs are amortized to the earliest par redemption date.

(3)	The Company redeemed in full the 4.70% Senior notes at par on, June 23, 2021, the earliest par redemption date.
(4)

MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond, from redemption date to the respective maturity date, plus a specified number of basis points. The specified number of basis points is as follows: 5.375% - 40 bps, 2.396% - 30 bps, 2.484% - 30 bps, 3.527% - 20 bps, and 4.150% - 35 bps. Issue costs are amortized over the term of the debt.

The cash amount of interest paid on long-term debt during the year ended December 31, 2021 was $210 (2020 – $229).

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(b) Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2021, the fair value of long-term debt was $5,439 (2020 – $7,042). Fair value of long-term debt was determined using Level 2 valuation techniques (2020 – Level 2).

(c) Aggregate maturities of long-term debt

As at December 31	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2021	$–	$–	$1,605	$3,277	$4,882
2020	–	–	–	6,164	6,164

Note 10     Capital Instruments

(a) Carrying value of capital instruments

As at December 31,	Issuance date	Earliest par redemption date	Maturity date	Par value		2021	2020
JHFC Subordinated notes(1),(2)	December 14, 2006	n/a	December 15, 2036		$650	$647	$647
2.818% MFC Subordinated debentures(1),(3)	May 12, 2020	May 13, 2030	May 13, 2035		$1,000	995	995
4.061% MFC Subordinated notes(1),(4),(5)	February 24, 2017	February 24, 2027	February 24, 2032	US$	750	947	951
2.237% MFC Subordinated debentures(1),(6)	May 12, 2020	May 12, 2025	May 12, 2030		$1,000	997	996
3.00% MFC Subordinated notes(1),(7)	November 21, 2017	November 21, 2024	November 21, 2029	S$	500	469	480
3.049% MFC Subordinated debentures(1),(8)	August 18, 2017	August 20, 2024	August 20, 2029		$750	748	748
3.317% MFC Subordinated debentures(1),(8)	May 9, 2018	May 9, 2023	May 9, 2028		$600	599	598
3.181% MLI Subordinated debentures(1),(9)	November 20, 2015	November 22, 2022	November 22, 2027		$1,000	999	999
3.85% MFC Subordinated notes(10)	May 25, 2016	May 25, 2021	May 25, 2026	S$	500	–	481
2.389% MLI Subordinated debentures(11)	June 1, 2015	January 5, 2021	January 5, 2026		$350	–	350
7.375% JHUSA Surplus notes(12)	February 25, 1994	n/a	February 15, 2024	US$	450	579	584
Total						$6,980	$7,829

(1)

The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. As these rates could potentially be discontinued in the future, the Company will take appropriate actions in due course to accomplish the necessary transitions or replacements. As at December 31, 2021, capital instruments of $647 have interest rate referencing CDOR. In addition, capital instruments of $4,338, $947, and $469 have interest rate reset in the future referencing CDOR, the USD Mid-Swap rate, and the SGD swap rate, respectively.

(2)

Issued by Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are wholly owned unconsolidated related parties of the Company. The notes bear interest at a floating rate equal to the 90-day Bankers’ Acceptance rate plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. Refer to note 17.

(3)

Issued by MFC, interest is payable semi-annually. After May 13, 2030, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May 13, 2030, the redemption price shall be the greater of: (i) the Canada yield price as defined in the prospectus; and (ii) par. If the redemption date is on or after May 13, 2030, the redemption price shall be equal to par.

(4)

On the earliest par redemption date, the interest rate will reset to equal the 5-Year US Dollar Mid-Swap Rate plus 1.647%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(5)

Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(6)

Issued by MFC, interest is payable semi-annually. After May 12, 2025, the interest rate will reset to equal the 90-day Bankers’ Acceptance rate plus 1.49%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 12, 2025, at a redemption price equal to par, together with accrued and unpaid interest.

(7)

On the earliest par redemption date, the interest rate will reset to equal the 5-Year Singapore Dollar Swap Rate plus 0.832%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date and thereafter on each interest payment date, at a redemption price equal to par, together with accrued and unpaid interest.

(8)

Interest is fixed for the period up to the earliest par redemption date, thereafter, the interest rate will reset to a floating rate equal to the 90-day Bankers’ Acceptance rate plus a specified number of basis points. The specified number of basis points is as follows: 3.049% – 105 bps, 3.317% – 78 bps. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(9)

Interest is fixed for the period up to the earliest par redemption date, thereafter the interest rate will reset to a floating rate equal to the 90-day Bankers’ Acceptance rate plus 1.57%. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

(10)	MFC redeemed in full the 3.85% subordinated notes at par, on May 25, 2021, the earliest par redemption date.
(11)	MLI redeemed in full the 2.389% subordinated debentures at par, on January 5, 2021, the earliest par redemption date.
(12)

Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Department of Insurance and Financial Services of the State of Michigan. The carrying value of the surplus notes reflects an unamortized fair value increment of US$9 (2020 – US$13), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

186   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(b) Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2021, the fair value of capital instruments was $7,213 (2020 – $8,295). Fair value of capital instruments was determined using Level 2 valuation techniques (2020 – Level 2).

Note 11     Equity Capital and Earnings Per Share

The authorized capital of MFC consists of:

•	an unlimited number of common shares without nominal or par value; and
•	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at December 31, 2021 and 2020.

As at December 31, 2021	Issue date	Annual dividend rate/ interest rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4)
						2021	2020
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6),(7)	March 11, 2011	2.348%	June 19, 2026	7	163	160	155
Series 4(7),(8)	June 20, 2016	floating	June 19, 2026	1	37	36	41
Series 5(9)	December 6, 2011	3.891%	December 19, 2021	8	200	–	195
Series 7(5),(6),(10)	February 22, 2012	4.312%	March 19, 2022	10	250	244	244
Series 9(5),(6)	May 24, 2012	4.351%	September 19, 2022	10	250	244	244
Series 11(5),(6)	December 4, 2012	4.731%	March 19, 2023	8	200	196	196
Series 13(5),(6)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 21(11)	February 25, 2016	5.60%	June 19, 2021	17	425	–	417
Series 23(5),(6),(10)	November 22, 2016	4.85%	March 19, 2022	19	475	467	467
Series 25(5),(6)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Other equity instruments
Limited recourse capital notes
Series 1(12)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	–
Series 2(13)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	–
Total				156	$7,100	$6,381	$3,822

(1)

Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable interest is payable to LRCN – Series 1 holders semi-annually at the Company’s discretion.

(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)

Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027.

(4)	Net of after-tax issuance costs.
(5)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 23 – 3.83% and Series 25 – 2.55%.

(6)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

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(7)

MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 3 and Class 1 Shares Series 4 on June 19, 2021 (the earliest redemption date). After taking into account all election notices, 812,380 of 6,335,831 Class 1 Shares Series 3 were converted on a one-for-one basis, into Floating Rate Class 1 Shares Series 4 on June 19, 2021; and 1,014,452 of 1,664,169 Class 1 Shares Series 4 were converted on a one-for-one basis, into Class 1 Shares Series 3 on June 19, 2021. As a result, 6,537,903 Class 1 Shares Series 3 and 1,462,097 Class 1 Shares Series 4 remain outstanding. The annual fixed dividend rate for the Class 1 Shares Series 3 was reset as specified in footnote 5 above to an annual fixed rate of 2.348% for a five-year period commencing on June 20, 2021.

(8)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(9)	MFC redeemed in full the Class 1 Series 5 at par, on December 19, 2021, the earliest redemption date.
(10)	Subsequent to December 31, 2021, the Company announced its intention to redeem the Class 1 Series 7 and Class 1 Series 23 at par, on March 19, 2022, the earliest par redemption date.
(11)	MFC redeemed in full the Class 1 Shares Series 21 at par, on June 19, 2021, the earliest redemption date.
(12)

On February 19, 2021, MFC issued $2,000 million aggregate principal amount of Limited Recourse Capital Notes – Series 1 (LRCN – Series 1), maturing on June 19, 2081. The LRCN – Series 1 bear interest at a fixed rate of 3.375% payable semi-annually, until June 18, 2026. On June 19, 2026 and every five years thereafter until June 19, 2076, the interest rate on the LRCN – Series 1 will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. Non-deferrable interest is payable semi-annually on the LRCN – Series 1 at the Company’s discretion. Non-payment of interest or principal when due will result in a recourse event, with the noteholders’ sole remedy being receipt of their proportionate share of Class 1 Series 27 preferred shares held in a newly formed consolidated trust (the Limited Recourse Trust). All claims of the holders of LRCN – Series 1 against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27 preferred shares are eliminated on the Company’s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust.

(13)

On November 12, 2021, MFC issued $1,200 million aggregate principal amount of Limited Recourse Capital Notes – Series 2 (LRCN – Series 2), maturing on March 19, 2082. The LRCN – Series 2 bear interest at a fixed rate of 4.10% payable semi-annually, until March 18, 2027. On March 19, 2027 and every five years thereafter until March 19, 2077, the interest rate on the LRCN – Series 2 will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. Non-deferrable interest is payable semi-annually on the LRCN – Series 2 at the Company’s discretion. Non-payment of interest or principal when due will result in a recourse event, with the noteholders’ sole remedy being receipt of their proportionate share of Class 1 Series 28 preferred shares held in a newly formed consolidated trust (the Limited Recourse Trust). All claims of the holders of LRCN – Series 2 against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 28 preferred shares are eliminated on the Company’s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust.

(b) Common shares

The following table presents changes in common shares issued and outstanding.

	2021		2020
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	1,940	$23,042	1,949	$23,127
Repurchased for cancellation	–	–	(10)	(121)
Issued on exercise of stock options and deferred share units	3	51	1	36
Total	1,943	$23,093	1,940	$23,042

Normal Course Issuer Bid

On March 13, 2020, the Office of the Superintendent of Financial Institutions (“OSFI”) announced measures to support the resilience of financial institutions. Consistent with these measures, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On November 4, 2021, OSFI announced that this expectation is no longer in place.

The Company announced on February 1, 2022 the launch of a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 97 million common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Purchases under the NCIB may commence through the Toronto Stock Exchange on February 3, 2022 and continue until February 2, 2023, when the NCIB expires, or such earlier date as the Company completes its purchases.

(c) Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

For the years ended December 31,	2021	2020
Basic earnings per common share	$3.55	$2.94
Diluted earnings per common share	3.54	2.93

The following is a reconciliation of the number of shares in the calculation of basic and diluted earnings per share.

For the years ended December 31,	2021	2020
Weighted average number of common shares (in millions)	1,942	1,941
Dilutive stock-based awards(1) (in millions)	4	2
Weighted average number of diluted common shares (in millions)	1,946	1,943

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was a weighted average of nil (2020 – 18 million) anti-dilutive stock-based awards.

188   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(d) Quarterly dividend declaration subsequent to year end

On February 9, 2022, the Company’s Board of Directors approved a quarterly dividend of $0.33 per share on the common shares of MFC, payable on or after March 21, 2022 to shareholders of record at the close of business on February 23, 2022.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2022 to shareholders of record at the close of business on February 23, 2022.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 13 – $0.275875 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 15 – $0.236625 per share
Class 1 Shares Series 3 – $0.14675 per share	Class 1 Shares Series 17 – $0.2375 per share
Class 1 Shares Series 4 – $0.096965 per share	Class 1 Shares Series 19 – $0.229688 per share
Class 1 Shares Series 7 – $0.2695 per share	Class 1 Shares Series 23 – $0.303125 per share
Class 1 Shares Series 9 – $0.271938 per share	Class 1 Shares Series 25 – $0.29375 per share
Class 1 Shares Series 11 – $0.295688 per share

Note 12     Capital Management

(a) Capital management

The Company monitors and manages its consolidated capital in compliance with the Life Insurance Capital Adequacy Test (“LICAT”) guideline, the capital framework issued by the Office of the Superintendent of Financial Institutions (“OSFI”). Under the capital framework, the Company’s consolidated capital resources, including available capital, surplus allowance, and eligible deposits, are measured against the base solvency buffer, which is the risk-based capital requirement determined in accordance with the guideline.

The Company’s operating activities are primarily conducted within MLI and its subsidiaries. MLI is also regulated by OSFI and is therefore subject to consolidated risk-based capital requirements using the OSFI LICAT framework.

The Company seeks to manage its capital with the objectives of:

•	Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
•	Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
•	Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

The capital management framework considers the requirements of the Company as a whole as well as the needs of each of the Company’s subsidiaries. Internal capital targets are set above the regulatory requirements, and consider a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and the Company’s own risk assessments. The Company monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

Consolidated capital, based on accounting standards, is presented in the table below for MFC. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.

Consolidated capital

As at December 31,	2021	2020
Total equity	$58,869	$53,006
Exclude AOCI gain/(loss) on cash flow hedges	(156)	(229)
Total equity excluding AOCI on cash flow hedges	59,025	53,235
Qualifying capital instruments	6,980	7,829
Consolidated capital	$66,005	$61,064

(b) Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Companies Act (“ICA”). These restrictions apply to both MFC and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not

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have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. These latter transactions would require the prior approval of OSFI.

The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Note 13     Revenue from Service Contracts

The Company provides investment management services, administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 19.

For the year ended December 31, 2021	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$217	$230	$499	$3,198	$(247)	$3,897
Transaction processing, administration, and service fees	287	918	12	2,517	(11)	3,723
Distribution fees and other	251	20	65	799	(54)	1,081
Total included in other revenue	755	1,168	576	6,514	(312)	8,701
Revenue from non-service lines	941	168	1,248	(1)	75	2,431
Total other revenue	$1,696	$1,336	$1,824	$6,513	$(237)	$11,132
Real estate management services included in net investment income	$37	$126	$128	$–	$7	$298

For the year ended December 31, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$223	$202	$514	$2,770	$(201)	$3,508
Transaction processing, administration, and service fees	239	814	15	2,215	2	3,285
Distribution fees and other	187	16	67	718	(52)	936
Total included in other revenue	649	1,032	596	5,703	(251)	7,729
Revenue from non-service lines	697	(19)	2,115	7	62	2,862
Total other revenue	$1,346	$1,013	$2,711	$5,710	$(189)	$10,591
Real estate management services included in net investment income	$37	$144	$143	$–	$8	$332

Note 14     Stock-Based Compensation

(a) Stock options

The Company grants stock options under its Executive Stock Option Plan (“ESOP”) to selected individuals. The options provide the holder the right to purchase MFC common shares at an exercise price equal to the higher of the prior day, prior five-day or prior ten-day average closing market price of the shares on the Toronto Stock Exchange on the date the options are granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. Effective with the 2015 grant, options may only be exercised after the fifth-year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

190   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Options outstanding

	2021		2020
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	24	$21.74	21	$20.91
Granted	–	–	5	24.38
Exercised	(3)	18.34	(2)	18.17
Expired	–	24.73	–	24.27
Forfeited	–	23.96	–	23.73
Outstanding, December 31	21	$22.09	24	$21.74
Exercisable, December 31	8	$18.94	6	$19.52

	Options outstanding			Options exercisable
For the year ended December 31, 2021	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$12.64—$20.99	5	$16.90	3.38	5	$16.90	3.38
$21.00—$24.83	16	$23.58	6.09	3	$21.86	2.95
Total	21	$22.09	5.49	8	$18.94	3.20

No stock options were granted in 2021. The weighted average fair value of each option granted in 2020 was estimated at $3.66 using the Black-Scholes option-pricing model. The pricing model used the following assumptions for the options granted in 2020: risk-free interest rate of 1.50%, dividend yield of 3.50%, expected volatility of 23.0% and expected life of 8 years. Expected volatility is estimated by evaluating a number of factors including historical volatility of the share price over multi-year periods.

Compensation expense related to stock options was $9 for the year ended December 31, 2021 (2020 – $14).

(b) Deferred share units

In 2000, the Company granted deferred share units (“DSUs”) on a one-time basis to certain employees under the ESOP. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 188,000 as at December 31, 2021 (2020 – 285,000).

In addition, for certain employees and pursuant to the Company’s deferred compensation program, the Company grants DSUs under the Restricted Share Units (“RSUs”) Plan which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2021, the Company granted 34,000 DSUs to certain employees which vest after 36 months (2020 – 28,000). In 2021, 26,000 DSUs (2020 – 38,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2021, no DSUs (2020 – 2,600) were granted to certain employees to defer payment of all or part of their RSUs and/or Performance Share Units (“PSUs”). These DSUs vest immediately.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs (which vest immediately) or common shares in lieu of cash. In 2021, 101,000 DSUs (2020 – 145,400) were issued under this arrangement. Upon termination of the Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account, or at his or her direction, an equivalent number of common shares. The Company is allowed to issue up to one million common shares under this plan after which awards may be settled using shares purchased in the open market.

The fair value of 161,000 DSUs issued during the year was $24.11 per unit as at December 31, 2021 (2020 – 214,000 at $22.65 per unit).

For the years ended December 31, Number of DSUs (in thousands)	2021	2020
Outstanding, January 1	2,169	2,395
Issued	161	214
Reinvested	100	145
Redeemed	(345)	(576)
Forfeitures and cancellations	(6)	(9)
Outstanding, December 31	2,079	2,169

Of the DSUs outstanding as at December 31, 2021, 188,000 (2020 – 285,000) entitle the holder to receive common shares, 840,000 (2020 – 811,000) entitle the holder to receive payment in cash and 1,051,000 (2020 – 1,073,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Compensation expense related to DSUs was $6 for the year ended December 31, 2021 (2020 – $5).

The carrying and fair value of the DSUs liability as at December 31, 2021 was $46 (2020 – $43) and was included in other liabilities.

191

(c) Restricted share units and performance share units

For the year ended December 31, 2021, 6.8 million RSUs (2020 – 6.7 million) and 1.5 million PSUs (2020 – 1.1 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair value of the RSUs and PSUs granted during the year was $24.11 per unit as at December 31, 2021 (2020 – $22.65 per unit). Each RSU and PSU entitles the holder to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in February 2021 will vest after 36 months from their grant date and the related compensation expense is recognized over this period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period, in which case the cost is recognized at the grant date or over the period between the grant date and the date on which the employee is eligible to retire, respectively. Compensation expense related to RSUs and PSUs was $135 and $31, respectively, for the year ended December 31, 2021 (2020 – $140 and $15, respectively).

The carrying and fair value of the RSUs and PSUs liability as at December 31, 2021 was $362 (2020 – $194) and was included in other liabilities.

(d) Global share ownership plan

The Company’s Global Share Ownership Plan allows qualifying employees to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market on behalf of participating employees.

Note 15     Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax-qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

(a) Plan characteristics

The Company’s final average pay defined benefit pension plans and retiree welfare plans are closed to new members. All employees may participate in capital accumulation plans including defined benefit cash balance plans, 401(k) plans and/or defined contribution plans, depending on the country of employment.

All pension arrangements are governed by local pension committees or management, but significant plan changes require approval from the Company’s Board of Directors.

The Company’s funding policy for defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.

The Company’s remaining defined benefit pension and/or retiree welfare plans are in the U.S., Canada, Japan and Taiwan (China). There are also disability welfare plans in the U.S. and Canada.

The largest defined benefit pension and retiree welfare plans are the primary plans for employees in the U.S. and Canada. These are the material plans that are discussed in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

U.S. defined benefit pension and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a closed non-qualified cash balance plan, and a closed retiree welfare plan.

Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2022. There are no plan assets set aside for the non-qualified cash balance plan.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.

Canadian defined benefit pension and retiree welfare plans

The Company’s defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan, all of which have been closed to new members.

192   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Actuarial valuations to determine the Company’s minimum funding contributions for the registered pension plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of ten years. For 2022, the required funding for these plans is expected to be $7. The non-registered supplemental pension plan is not funded.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. These subsidies are a fixed-dollar amount for those who retired after April 30, 2013 and have been eliminated for those who retire after 2019. There are no assets set aside for this plan.

The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b) Risks

In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

•	A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;
•	Lower than expected rates of mortality; and
•	For retiree welfare plans, higher than expected health care costs.

The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed by investing significantly in asset classes which are highly correlated with the plans’ liabilities.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to increase the plan’s allocation to asset classes which are highly correlated with the plan’s liabilities and reduce investment risk as the funded status improves. As at December 31, 2021, the target asset allocation for the plan was 30% return-seeking assets and 70% liability-hedging assets.

In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2021, the target asset allocation for the plans was 20% return-seeking assets and 80% liability-hedging assets.

The Company’s long-term assumptions (e.g. mortality, inflation) have not been adjusted for the potential long-term impacts of COVID-19 as it is too soon to estimate them. Experience related to COVID-19 will continue to be closely monitored, as well as emerging research on the long-term implications of COVID-19 on mortality, inflation and other assumptions.

(c) Pension and retiree welfare plans

	Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020
Changes in defined benefit obligation:
Opening balance	$4,901	$4,817	$638	$645
Current service cost	44	41	–	–
Interest cost	115	150	15	20
Plan participants’ contributions	–	–	3	3
Actuarial losses (gains) due to:
Experience	3	2	–	(14)
Demographic assumption changes	7	(67)	1	(12)
Economic assumption changes	(194)	333	(29)	49
Benefits paid	(303)	(318)	(42)	(45)
Impact of changes in foreign exchange rates	(13)	(57)	(2)	(8)
Defined benefit obligation, December 31	$4,560	$4,901	$584	$638

	Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020
Change in plan assets:
Fair value of plan assets, opening balance	$4,595	$4,453	$606	$598
Interest income	109	140	14	19
Return on plan assets (excluding interest income)	70	310	(1)	33
Employer contributions	61	71	11	11
Plan participants’ contributions	–	–	3	3
Benefits paid	(303)	(318)	(42)	(45)
Administration costs	(9)	(7)	(2)	(2)
Impact of changes in foreign exchange rates	(13)	(54)	(2)	(11)
Fair value of plan assets, December 31	$4,510	$4,595	$587	$606

193

(d) Amounts recognized in the Consolidated Statements of Financial Position

	Pension plans		Retiree welfare plans
As at December 31,	2021	2020	2021	2020
Development of net defined benefit liability
Defined benefit obligation	$4,560	$4,901	$584	$638
Fair value of plan assets	4,510	4,595	587	606
Deficit (surplus)	50	306	(3)	32
Effect of asset limit(1)	37	–	–	–
Deficit (surplus) and net defined benefit liability (asset)	87	306	(3)	32
Deficit is comprised of:
Funded or partially funded plans	(600)	(446)	(154)	(134)
Unfunded plans	687	752	151	166
Deficit (surplus) and net defined benefit liability (asset)	$87	$306	$(3)	$32

(1)

In 2021, the Company recognized an impairment of $37 on the net defined benefit asset for one of its registered pension plans in Canada. This was due to strong investment returns causing the surplus in that plan to increase above the present value of economic benefits that can be derived by the Company through reductions in future contributions. For the other funded pension plans, the present value of the economic benefits available in the form of reductions in future contributions to the plans remains greater than the current surplus.

(e) Disaggregation of defined benefit obligation

	U.S. plans				Canadian plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Active members	$537	$551	$17	$27	$184	$211	$–	$–
Inactive and retired members	2,371	2,528	416	445	1,468	1,611	151	166
Total	$2,908	$3,079	$433	$472	$1,652	$1,822	$151	$166

(f) Fair value measurements

The major categories of plan assets and the allocation to each category are as follows.

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2021	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$90	3%	$21	4%	$14	1%	$–	–
Public equity securities(3)	600	20%	57	10%	322	22%	–	–
Public debt securities	1,863	61%	501	85%	1,144	77%	–	–
Other investments(4)	475	16%	8	1%	2	0%	–	–
Total	$3,028	100%	$587	100%	$1,482	100%	$–	–

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2020	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$83	3%	$30	5%	$10	1%	$–	–
Public equity securities(3)	593	19%	49	8%	339	22%	–	–
Public debt securities	2,009	66%	520	86%	1,186	77%	–	–
Other investments(4)	373	12%	7	1%	2	0%	–	–
Total	$3,058	100%	$606	100%	$1,537	100%	$–	–

(1)

All the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private debt, infrastructure, private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 7% of all U.S. pension and retiree welfare plan assets as at December 31, 2021 (2020 – 9%).

(2)

All the Canadian pension plan assets have daily quoted prices in active markets, except for the group annuity contract assets that represent approximately 0.1% of all Canadian pension plan assets as at December 31, 2021 (2020 – 0.1%).

(3)	Equity securities include direct investments in MFC common shares of $1.2 (2020 – $1.1) in the U.S. retiree welfare plan and $nil (2020 – $nil) in Canada.
(4)

Other U.S. plan assets include investment in REITs, private debt, infrastructure, private equity, timberland and agriculture, and managed futures. Other Canadian pension plan assets include investment in the group annuity contract.

194   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(g) Net benefit cost recognized in the Consolidated Statements of Income

Components of the net benefit cost for the pension plans and retiree welfare plans were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020
Defined benefit current service cost	$44	$41	$–	$–
Defined benefit administrative expenses	9	7	2	2
Service cost	53	48	2	2
Interest on net defined benefit (asset) liability	6	10	1	1
Defined benefit cost	59	58	3	3
Defined contribution cost	90	84	–	–
Net benefit cost	$149	$142	$3	$3

(h) Re-measurement effects recognized in Other Comprehensive Income

	Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020
Actuarial gains (losses) on defined benefit obligations due to:
Experience	$(3)	$(2)	$–	$14
Demographic assumption changes	(7)	67	(1)	12
Economic assumption changes	194	(333)	29	(49)
Return on plan assets (excluding interest income)	70	310	(1)	33
Change in effect of asset limit	(37)	5	–	–
Total re-measurement effects	$217	$47	$27	$10

(i) Assumptions

The key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans were as follows.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020
To determine the defined benefit obligation at end of year(1):
Discount rate	2.7%	2.4%	2.7%	2.4%	3.1%	2.5%	3.2%	2.6%
Initial health care cost trend rate(2)	n/a	n/a	7.0%	7.3%	n/a	n/a	5.4%	5.5%
To determine the defined benefit cost for the year(1):
Discount rate	2.4%	3.2%	2.4%	3.2%	2.5%	3.1%	2.6%	3.1%
Initial health care cost trend rate(2)	n/a	n/a	7.3%	7.5%	n/a	n/a	5.5%	5.6%

(1)	Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.
(2)

The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 7.0% grading to 4.5% for 2032 and years thereafter (2020 – 7.3% grading to 4.5% for 2032) and to measure the net benefit cost was 7.3% grading to 4.5% for 2032 and years thereafter (2020 – 7.5% grading to 4.5% for 2032). In Canada, the rate used to measure the retiree welfare obligation was 5.4% grading to 4.8% for 2026 and years thereafter (2020 – 5.5% grading to 4.8% for 2026) and to measure the net benefit cost was 5.5% grading to 4.8% for 2026 and years thereafter (2020 – 5.6% grading to 4.8% for 2026).

Assumptions regarding future mortality are based on published statistics and mortality tables. The current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans are as follows.

As at December 31, 2021	U.S.	Canada
Life expectancy (in years) for those currently age 65
Males	22.0	23.8
Females	23.6	25.7
Life expectancy (in years) at age 65 for those currently age 45
Males	23.4	24.8
Females	24.9	26.6

195

(j) Sensitivity of assumptions on obligations

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The potential impact on the obligations arising from changes in the key assumptions is set out in the following table. The sensitivities assume all other assumptions are held constant. In actuality, inter-relationships with other assumptions may exist.

As at December 31, 2021	Pension plans	Retiree welfare plans
Discount rate:
Impact of a 1% increase	$(417)	$(58)
Impact of a 1% decrease	492	70
Health care cost trend rate:
Impact of a 1% increase	n/a	17
Impact of a 1% decrease	n/a	(15)
Mortality rates(1)
Impact of a 10% decrease	130	15

(1)

If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.8 years for U.S. and Canadian males and females, respectively.

(k) Maturity profile

The weighted average duration (in years) of the defined benefit obligations is as follows.

	Pension plans		Retiree welfare plans
As at December 31,	2021	2020	2021	2020
U.S. plans	9.7	9.9	9.5	9.8
Canadian plans	12.4	12.5	13.3	14.3

(l) Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans, are as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2021	2020	2021	2020
Defined benefit plans	$61	$71	$11	$11
Defined contribution plans	90	84	–	–
Total	$151	$155	$11	$11

The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2022 is $70 for defined benefit pension plans, $93 for defined contribution pension plans and $13 for retiree welfare plans.

Note 16     Income Taxes

(a) Income tax expense

The following table presents income tax expense (recovery) recognized in the Consolidated Statements of Income.

For the years ended December 31,	2021	2020
Current tax
Current year	$1,389	$998
Adjustments related to prior years	(49)	(83)
Total current tax	1,340	915
Deferred tax
Change related to temporary differences	(108)	253
Effects of changes in tax rates	(19)	27
Total deferred tax	(127)	280
Income tax expense	$1,213	$1,195

196   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

The following table discloses income tax expense (recovery) recognized directly in equity.

For the years ended December 31,	2021	2020
Recognized in other comprehensive income
Current income tax expense (recovery)	$(3)	$(92)
Deferred income tax expense (recovery)	(61)	87
Total recognized in other comprehensive income	$(64)	$(5)
Recognized in equity, other than other comprehensive income
Current income tax expense (recovery)	$5	$25
Deferred income tax expense (recovery)	(15)	(25)
Total income tax recognized directly in equity	$(10)	$–

(b) Current tax receivable and payable

As at December 31, 2021, the Company had approximately $660 and $357 of current tax receivable and current tax payable, respectively (2020 – $993 and $87).

(c) Tax reconciliation

The effective income tax rate reflected in the Consolidated Statements of Income varies from the Canadian tax rate of 26.50 per cent for the year ended December 31, 2021 (2020 – 26.50 per cent) for the items outlined in the following table.

For the years ended December 31,	2021	2020
Income before income taxes	$8,125	$6,770
Income tax expense at Canadian statutory tax rate	$2,153	$1,794
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(261)	(171)
Differences in tax rate on income not subject to tax in Canada	(917)	(528)
Adjustments to taxes related to prior years	(47)	(96)
Tax losses and temporary differences not recognized as deferred taxes	53	–
Tax rate change	(19)	27
Other differences	251	169
Income tax expense	$1,213	$1,195

(d) Deferred tax assets and liabilities

The following table presents the Company’s deferred tax assets and liabilities reflected on the Consolidated Statement of Financial Position.

As at December 31,	2021	2020
Deferred tax assets	$5,254	$4,842
Deferred tax liabilities	(2,769)	(2,614)
Net deferred tax assets (liabilities)	$2,485	$2,228

The following table presents movement of deferred tax assets and liabilities.

As at December 31, 2021	Balance, January 1, 2021	Disposals	Recognized in Income Statement	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance, December 31, 2021
Loss carryforwards	$ 497	$(10)	$22	$–	$–	$8	$517
Actuarial liabilities	9,372	–	(666)	–	–	(3)	8,703
Pensions and post-employment benefits	215	–	7	(61)	–	–	161
Tax credits	34	–	11	1	–	–	46
Accrued interest	1	–	–	–	–	–	1
Real estate	(1,033)	–	(145)	–	–	7	(1,171)
Securities and other investments	(5,950)	–	643	119	–	49	(5,139)
Sale of investments	(56)	–	16	–	–	–	(40)
Goodwill and intangible assets	(849)	–	29	–	–	16	(804)
Other	(3)	1	210	2	15	(14)	211
Total	$ 2,228	$(9)	$127	$61	$15	$63	$2,485

197

As at December 31, 2020	Balance, January 1, 2020	Disposals	Recognized in Income Statement	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance, December 31, 2020
Loss carryforwards	$705	$–	$(210)	$–	$–	$2	$497
Actuarial liabilities	8,443	–	1,063	–	–	(134)	9,372
Pensions and post-employment benefits	226	–	–	(10)	–	(1)	215
Tax credits	32	–	2	–	–	–	34
Accrued interest	1	–	–	–	–	–	1
Real estate	(1,046)	–	5	(2)	1	9	(1,033)
Securities and other investments	(4,704)	–	(1,254)	(59)	2	65	(5,950)
Sale of investments	(69)	–	13	–	–	–	(56)
Goodwill and intangible assets	(876)	–	24	–	–	3	(849)
Other	(110)	–	77	(16)	22	24	(3)
Total	$2,602	$–	$(280)	$ (87)	$25	$(32)	$2,228

The total deferred tax assets as at December 31, 2021 of $5,254 (2020 – $4,842) include $942 (2020 – $1,005) where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

As at December 31, 2021, tax loss carryforwards available were approximately $2,689 (2020 – $2,479) of which $2,514 expire between the years 2024 and 2041 while $174 have no expiry date, and capital loss carryforwards available were approximately $1 (2020 – $21) and have no expiry date. A $517 (2020 – $497) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2021, and a benefit of $120 (2020 – $99) has not been recognized. The Company has approximately $200 (2020 – $188) of tax credit carryforwards which will expire between the years 2026 and 2041 of which a benefit of $154 (2020 – $154) has not been recognized. In addition, the Company has not recognized a deferred tax asset of $490 (2020 – $96) on other temporary differences of $1,867 (2020 – $385).

The total deferred tax liability as at December 31, 2021 was $2,769 (2020 – $2,614). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company’s own investments in subsidiaries is not included in the Consolidated Financial Statements and was $24,034 (2020 – $22,782).

Note 17     Interests in Structured Entities

The Company is involved with both consolidated and unconsolidated structured entities (“SEs”) which are established to generate investment and fee income. The Company is also involved with SEs that are used to facilitate financing for the Company. These entities may have some or all the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital.

The Company only discloses its involvement in significant consolidated and unconsolidated SEs. In assessing the significance, the Company considers the nature of its involvement with the SE, including whether it is sponsored by the Company (i.e. initially organized and managed by the Company). Other factors considered include the Company’s investment in the SE as compared to total investments, its returns from the SE as compared to total net investment income, the SE’s size as compared to total funds under management, and its exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, when it does not have a contractual obligation to do so.

(a) Consolidated SEs

Investment SEs

The Company acts as an investment manager of timberlands and timber companies. The Company’s general fund and segregated funds invest in many of these companies. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited (“HVPH”). HVPH is a SE primarily because the Company’s employees exercise voting rights over it on behalf of other investors. As at December 31, 2021, the Company’s consolidated timber assets relating to HVPH were $979 (2020 – $949). The Company does not provide guarantees to other parties against the risk of loss from HVPH.

Financing SEs

The Company securitizes certain HELOC collateralized by residential property. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company’s funding. Further information regarding the Company’s mortgage securitization program is included in note 3.

198   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(b) Unconsolidated SEs

Investment SEs

The following table presents the Company’s investments and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from these SEs.

	Company’s investment(1)		Company’s maximum exposure to loss(2)
As at December 31,	2021	2020	2021	2020
Leveraged leases(3)	$3,457	$3,371	$3,457	$3,371
Timberland companies(4)	842	776	842	776
Real estate companies(5)	513	497	513	497
Total	$4,812	$4,644	$4,812	$4,644

(1)	The Company’s investments in these unconsolidated SEs are included in invested assets and the Company’s returns from them are included in net investment income and AOCI.
(2)

The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company’s investment commitments are disclosed in note 18. The maximum loss is expected to occur only upon the entity’s bankruptcy/liquidation, or in case a natural disaster in the case of the timber companies.

(3)

These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased to third-party lessees under long-term leases. The Company owns equity capital in these business trusts. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not have decision-making power over them.

(4)

These entities own and operate timberlands. The Company invests in their equity and debt. The Company’s returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

(5)

These entities, which include the Manulife U.S. REIT, own and manage commercial real estate. The Company invests in their equity. The Company’s returns include investment income, investment management fees, property management fees, acquisition/disposition fees and leasing fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

Financing SEs

The Company’s interests in and maximum exposure to loss from significant unconsolidated financing SEs are as follows.

	Company’s interests(1)
As at December 31,	2021	2020
Manulife Finance (Delaware), L.P.(2)	$850	$931
Total	$850	$931

(1)	The Company’s interests include amounts borrowed from the SE; the Company’s investment in its equity and subordinated capital; and foreign currency and interest rate swaps with it.
(2)	This entity is a wholly owned partnership used to facilitate the Company’s financing. Refer to notes 10 and 18.

(i) Other invested assets

The Company has investment relationships with a variety of other entities, which result from its direct investment in their debt and/or equity and which have been assessed for control. These other entities’ investments include but are not limited to investments in power and infrastructure, oil and gas, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. Most of these other entities are not sponsored by the Company. The Company’s involvement with these other entities is not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company’s maximum exposure to losses because of its involvement with these other entities is limited to its investment in them and amounts committed to be invested but not yet funded. The Company records its income from these entities in net investment income and AOCI. The Company does not provide guarantees to other parties against the risk of loss from these other entities.

(ii) Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, to generate investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 3. The Company’s maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage-backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.

199

The following table presents investments in securitized holdings by the type and asset quality.

	2021				2020
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$1,332	$6	$1,008	$2,346	$2,465
AA	–	–	11	11	32
A	53	3	585	641	661
BBB	–	–	227	227	208
BB and below	–	–	4	4	76
Total company exposure	$1,385	$9	$1,835	$3,229	$3,442

(iii) Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds. Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

The Company’s relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company’s interest in mutual funds is limited to its investment and fees earned, if any. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets, refer to note 3. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company’s investment in (“seed”) startup capital of mutual funds as at December 31, 2021 was $1,361 (2020 – $1,428). The Company’s retail mutual fund assets under management as at December  31, 2021 were $290,863 (2020 – $238,068).

Note 18     Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in the U.S. District Court for the Southern District of New York on behalf of owners of approximately 1,500 Performance Universal Life (“UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. The class, as defined, now covers approximately 1,300 of the 1,500 policies subjected to the COI increase. In addition to the class action, there are nine individual lawsuits opposing the Performance UL COI increases that also have been filed. Each of the lawsuits, except two, is brought by plaintiffs owning multiple policies and/or by entities managing them for investment purposes. Three of the non-class lawsuits are pending in New York state court; and six are pending in the U.S. District Court for the Southern District of New York. Discovery has commenced in these cases. No hearings on substantive matters have been scheduled. On January 5, 2022 the Court gave preliminary approval to a proposed settlement of the class litigation. It is too early to predict the range of potential outcomes for all of these lawsuits, and the Company intends to continue to vigorously defend these matters.

(b) Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $12,233 (2020 – $9,937) of outstanding investment commitments as at December 31, 2021, of which $957 (2020 – $638) mature in 30 days, $3,205 (2020 – $2,634) mature in 31 to 365 days and $8,071 (2020 – $6,665) mature after one year.

(c) Letters of credit

In the normal course of business, third-party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2021, letters of credit for which third parties are beneficiary, in the amount of $99 (2020 – $103), were outstanding.

200   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

(d) Guarantees

(i) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii) Guarantees regarding The Manufacturers Life Insurance Company

MFC has provided a subordinated guarantee for the $1,000 subordinated debentures issued by MLI on November 20, 2015.

The following table presents certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the year ended December 31, 2021	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$563	$61,787	$536	$(1,065)	$61,821	$41
Net income (loss) attributed to shareholders and other equity holders	7,105	7,342	(500)	(6,842)	7,105	3

For the year ended December 31, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$547	$78,929	$520	$(1,088)	$78,908	$32
Net income (loss) attributed to shareholders	5,871	6,179	(500)	(5,679)	5,871	(1)

Condensed Consolidated Statements of Financial Position

As at December 31, 2021	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$78	$427,010	$10	$–	$427,098	$3
Total other assets	68,866	91,412	3,203	(72,724)	90,757	1,088
Segregated funds net assets	–	399,788	–	–	399,788	–
Insurance contract liabilities	–	392,275	–	–	392,275	–
Investment contract liabilities	–	3,117	–	–	3,117	–
Segregated funds net liabilities	–	399,788	–	–	399,788	–
Total other liabilities	10,536	53,962	–	(904)	63,594	852

As at December 31, 2020	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$47	$410,919	$11	$–	$410,977	$5
Total other assets	64,419	102,439	3	(64,925)	101,936	1,166
Segregated funds net assets	–	367,436	–	–	367,436	–
Insurance contract liabilities	–	385,554	–	–	385,554	–
Investment contract liabilities	–	3,288	–	–	3,288	–
Segregated funds net liabilities	–	367,436	–	–	367,436	–
Total other liabilities	12,131	59,683	–	(749)	71,065	936

(iii) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 23.

(e) Pledged assets

In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for providing collateral to the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if there is a decrease in the net exposure due to market value changes.

201

The amounts pledged are as follows.

	2021		2020
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$5,525	$23	$5,924	$35
Secured borrowings	–	2,575	–	2,790
Regulatory requirements	367	78	452	80
Repurchase agreements	535	–	353	–
Non-registered retirement plans in trust	–	377	–	424
Other	2	414	2	302
Total	$6,429	$3,467	$6,731	$3,631

(f) Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

(g) Fixed surplus notes

A third-party contractually provides standby financing arrangements for the Company’s U.S. operations under which, in certain circumstances, funds may be provided in exchange for the issuance of fixed surplus notes. As at December 31, 2021, the Company had no fixed surplus notes outstanding.

Note 19    Segmented Information

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – include mutual funds and exchange-traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other Segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health.

202   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Reporting segments

The following table presents results by reporting segments.

As at and for the year ended December 31, 2021	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$20,428	$9,217	$6,338	$–	$147	$36,130
Annuities and pensions	2,558	344	33	–	–	2,935
Net premium income	22,986	9,561	6,371	–	147	39,065
Net investment income (loss)	4,889	1,469	5,061	28	177	11,624
Other revenue	1,696	1,336	1,824	6,513	(237)	11,132
Total revenue	29,571	12,366	13,256	6,541	87	61,821
Contract benefits and expenses
Life and health insurance	18,240	10,276	9,307	–	159	37,982
Annuities and pensions	2,638	(3,371)	(1,528)	101	–	(2,160)
Net benefits and claims	20,878	6,905	7,779	101	159	35,822
Interest expense	232	269	47	1	462	1,011
Other expenses	5,273	3,401	2,947	4,798	444	16,863
Total contract benefits and expenses	26,383	10,575	10,773	4,900	1,065	53,696
Income (loss) before income taxes	3,188	1,791	2,483	1,641	(978)	8,125
Income tax recovery (expense)	(445)	(336)	(385)	(233)	186	(1,213)
Net income (loss)	2,743	1,455	2,098	1,408	(792)	6,912
Less net income (loss) attributed to:
Non-controlling interests	253	–	–	2	–	255
Participating policyholders	(567)	101	18	–	–	(448)
Net income (loss) attributed to shareholders and other equity holders	$3,057	$1,354	$2,080	$1,406	$(792)	$7,105
Total assets	$162,970	$169,736	$290,838	$259,363	$34,736	$917,643

As at and for the year ended December 31, 2020	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Revenue
Life and health insurance	$17,983	$8,833	$3,011	$–	$140	$29,967
Annuities and pensions(1)	2,496	334	120	–	–	2,950
Net premium income	20,479	9,167	3,131	–	140	32,917
Net investment income (loss)	6,630	8,458	17,519	39	2,754	35,400
Other revenue	1,346	1,013	2,711	5,710	(189)	10,591
Total revenue	28,455	18,638	23,361	5,749	2,705	78,908
Contract benefits and expenses
Life and health insurance	17,997	10,385	16,099	–	(131)	44,350
Annuities and pensions	3,430	4,380	2,929	146	–	10,885
Net benefits and claims	21,427	14,765	19,028	146	(131)	55,235
Interest expense	269	342	54	2	514	1,181
Other expenses	5,123	3,141	2,714	4,329	414	15,721
Total contract benefits and expenses	26,819	18,248	21,796	4,477	797	72,137
Income (loss) before income taxes	1,636	390	1,565	1,272	1,908	6,771
Income tax recovery (expense)	(233)	(131)	(296)	(172)	(363)	(1,195)
Net income (loss)	1,403	259	1,269	1,100	1,545	5,576
Less net income (loss) attributed to:
Non-controlling interests	250	–	–	–	–	250
Participating policyholders	(609)	64	–	–	–	(545)
Net income (loss) attributed to shareholders	$1,762	$195	$1,269	$1,100	$1,545	$5,871
Total assets	$145,801	$167,236	$288,814	$236,593	$41,905	$880,349

(1)	In 2020, the Company ceded premiums to Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. BOLI business. Refer to note 6(k) for details.

Geographical location

The results of the Company’s reporting segments differ from its geographical location primarily due to the allocation of Global WAM and Corporate and Other segments into the geographical location to which its businesses relate.

203

The following table presents results by geographical location.

For the year ended December 31, 2021	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$20,515	$8,905	$6,340	$370	$36,130
Annuities and pensions	2,558	344	33	–	2,935
Net premium income	23,073	9,249	6,373	370	39,065
Net investment income (loss)	5,313	1,255	4,830	226	11,624
Other revenue	2,818	3,363	4,952	(1)	11,132
Total revenue	$31,204	$13,867	$16,155	$595	$61,821

For the year ended December 31, 2020	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$18,072	$8,474	$3,012	$409	$29,967
Annuities and pensions(1)	2,496	334	120	–	2,950
Net premium income	20,568	8,808	3,132	409	32,917
Net investment income (loss)	7,085	8,531	19,735	49	35,400
Other revenue	2,300	2,671	5,600	20	10,591
Total revenue	$29,953	$20,010	$28,467	$478	$78,908

(1)	In 2020, the Company ceded premiums to Global Atlantic Financial Group Ltd to reinsure a block of legacy U.S. BOLI business. Refer to note 6(k) for details.

Note 20    Related Parties

The Company enters into transactions with related parties in the normal course of business and at the terms that would exist in arm’s-length transactions.

(a) Transactions with certain related parties

Transactions with MFLP, a wholly owned unconsolidated partnership, are described in notes 10, 17 and 18.

(b) Compensation of key management personnel

The Company’s key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key management personnel. A summary of compensation of key management personnel is as follows.

For the years ended December 31,	2021	2020
Short-term employee benefits	$65	$69
Post-employment benefits	5	5
Share-based payments	57	57
Termination benefits	–	–
Other long-term benefits	2	3
Total	$129	$134

Note 21    Subsidiaries

The following is a list of Manulife’s directly and indirectly held major operating subsidiaries.

As at December 31, 2021 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
The Manufacturers Life Insurance Company	$ 67,375	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	$ 22,577	Calgary, Canada	Holding company
John Hancock Financial Corporation		Boston, Massachusetts, U.S.A.	Holding company
The Manufacturers Investment Corporation		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Reassurance Company Ltd.		Boston, Massachusetts, U.S.A.	Captive insurance subsidiary that provides life, annuity and long-term care reinsurance to affiliates

204   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

As at December 31, 2021 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
John Hancock Life Insurance Company (U.S.A.)		Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Financial Network, Inc.		Boston, Massachusetts, U.S.A.	Financial services distribution organization
John Hancock Investment Management LLC		Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Investment Management Distributors LLC		Boston, Massachusetts, U.S.A.	Broker-dealer
Manulife Investment Management (US) LLC		Boston, Massachusetts, U.S.A.	Investment advisor
Manulife Investment Management Timberland and Agriculture Inc.		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York		New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Variable Trust Advisers LLC		Boston, Massachusetts, U.S.A.	Investment advisor for open-end mutual funds
John Hancock Life & Health Insurance Company		Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC		Boston, Massachusetts, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.		Boston, Massachusetts, U.S.A.	Insurance agency
Manulife Reinsurance Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited		Hamilton, Bermuda	Provides life and annuity reinsurance to affiliates
Manulife Bank of Canada	$ 1,686	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Investment Management Holdings (Canada) Inc.	$ 1,236	Toronto, Canada	Holding company
Manulife Investment Management Limited		Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	$ 8	Toronto, Canada	Property and casualty insurance company
Manulife Securities Investment Services Inc.	$ 77	Oakville, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	$ 23,978	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited		St. Michael, Barbados	Provides property and casualty reinsurance
Manulife Financial Asia Limited		Hong Kong, China	Holding company
Manulife (Cambodia) PLC		Phnom Penh, Cambodia	Life insurance company
Manulife Myanmar Life Insurance Company Limited		Yangon, Myanmar	Life insurance company
Manufacturers Life Reinsurance Limited		St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited		Ho Chi Minh City, Vietnam	Life insurance company
Manulife Investment Fund Management (Vietnam) Company Limited		Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited		Hong Kong, China	Holding company
Manulife (International) Limited		Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)		Shanghai, China	Life insurance company
Manulife Investment Management International Holdings Limited		Hong Kong, China	Holding company
Manulife Investment Management (Hong Kong) Limited		Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Investment Management (Taiwan) Co., Ltd.		Taipei, Taiwan (China)	Investment management company
Manulife Life Insurance Company (Japan)		Tokyo, Japan	Life insurance company

205

As at December 31, 2021 (100% owned unless otherwise noted in brackets beside company name)	Equity Interest	Address	Description
Manulife Investment Management (Japan) Limited		Tokyo, Japan	Investment management and advisory company and mutual fund business
Manulife Holdings Berhad (60.9%)		Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (60.9%)		Kuala Lumpur, Malaysia	Life insurance company
Manulife Investment Management (Malaysia) Berhad (60.9%)		Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.		Singapore	Life insurance company
Manulife Investment Management (Singapore) Pte. Ltd.		Singapore	Asset management company
The Manufacturers Life Insurance Co. (Phils.), Inc.		Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)		Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia		Jakarta, Indonesia	Life insurance company
PT Manulife Aset Manajemen Indonesia		Jakarta, Indonesia	Investment management and investment advisor
Manulife Investment Management (Europe) Limited	$ 41	London, England	Investment management company for Manulife Financial’s international funds
Manulife Assurance Company of Canada	$ 69	Toronto, Canada	Life insurance company
EIS Services (Bermuda) Limited	$ 1,057	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	$ 2,159	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC		Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	$ 132	Oakville, Canada	Investment dealer
Manulife Investment Management (North America) Limited	$ 3	Toronto, Canada	Investment advisor

Note 22    Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The Company retains legal title to the underlying investments; however, returns from these investments belong to the policyholders. Accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products. The “Risk Management and Risk Factors” section of the Company’s 2021 MD&A provides information regarding the variable annuity and segregated fund guarantees.

The composition of net assets by categories of segregated funds was within the following ranges for the years ended December 31, 2021 and 2020.

Ranges in per cent
Type of fund	2021	2020
Money market funds	2% to 3%	2% to 3%
Fixed income funds	14% to 15%	14% to 16%
Balanced funds	22% to 23%	23% to 24%
Equity funds	60% to 62%	58% to 60%

Money market funds consist of investments that have a term to maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield bonds. Relative to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”), some of which may be structured entities. The carrying value and change in segregated funds net assets are as follows. Fair value related information of segregated funds is disclosed in note 3(g).

206   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Segregated funds net assets

As at December 31,	2021	2020
Investments at market value
Cash and short-term securities	$3,955	$4,054
Debt securities	18,651	17,913
Equities	16,844	14,227
Mutual funds	354,882	326,889
Other investments	4,613	4,599
Accrued investment income	2,340	1,670
Other assets and liabilities, net	(1,089)	(1,543)
Total segregated funds net assets	$400,196	$367,809
Composition of segregated funds net assets
Held by policyholders	$399,788	$367,436
Held by the Company	408	373
Total segregated funds net assets	$400,196	$367,809

Changes in segregated funds net assets

For the years ended December 31,	2021	2020
Net policyholder cash flow
Deposits from policyholders	$44,548	$38,898
Net transfers to general fund	(732)	(1,515)
Payments to policyholders	(52,182)	(44,818)
	(8,366)	(7,435)
Investment related
Interest and dividends	24,092	16,775
Net realized and unrealized investment gains (losses)	21,549	24,514
	45,641	41,289
Other
Management and administration fees	(4,115)	(3,942)
Impact of changes in foreign exchange rates	(773)	(5,580)
	(4,888)	(9,522)
Net additions (deductions)	32,387	24,332
Segregated funds net assets, beginning of year	367,809	343,477
Segregated funds net assets, end of year	$400,196	$367,809

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type.

Note 23    Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in the MFC and its subsidiaries registration statements that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

JHUSA maintains a book of deferred annuity contracts that feature a market value adjustment, some of which are registered with the Commission. The deferred annuity contracts may contain variable investment options along with fixed investment period options, or may offer only fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

207

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment of JHUSA’s obligations under the MVAs and under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. MFC’s assets primarily consist of investments in its subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 12.

In the United States, insurance laws in Michigan, New York, and Massachusetts, the jurisdictions in which certain of MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 12.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees.

The following condensed consolidated financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

208   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Condensed Consolidated Statement of Financial Position

As at December 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$78	$116,705	$310,679	$(364)	$427,098
Investments in unconsolidated subsidiaries	68,655	9,107	20,788	(98,550)	–
Reinsurance assets	–	63,838	11,309	(30,568)	44,579
Other assets	211	18,085	49,956	(22,074)	46,178
Segregated funds net assets	–	204,493	197,220	(1,925)	399,788
Total assets	$68,944	$412,228	$589,952	$(153,481)	$917,643
Liabilities and equity
Insurance contract liabilities	$–	$166,535	$257,044	$(31,304)	$392,275
Investment contract liabilities	–	1,227	1,890	–	3,117
Other liabilities	899	21,806	50,836	(21,809)	51,732
Long-term debt	4,882	–	–	–	4,882
Capital instruments	4,755	579	1,646	–	6,980
Segregated funds net liabilities	–	204,493	197,220	(1,925)	399,788
Shareholders’ and other equity holders’ equity	58,408	17,588	80,855	(98,443)	58,408
Participating policyholders’ equity	–	–	(1,233)	–	(1,233)
Non-controlling interests	–	–	1,694	–	1,694
Total liabilities and equity	$68,944	$412,228	$589,952	$(153,481)	$917,643

Condensed Consolidated Statement of Financial Position

As at December 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$47	$112,735	$298,524	$(329)	$410,977
Investments in unconsolidated subsidiaries	64,209	8,078	17,194	(89,481)	–
Reinsurance assets	–	65,731	11,172	(31,067)	45,836
Other assets	210	25,489	52,648	(22,247)	56,100
Segregated funds net assets	–	191,955	178,224	(2,743)	367,436
Total assets	$64,466	$403,988	$557,762	$(145,867)	$880,349
Liabilities and equity
Insurance contract liabilities	$–	$167,453	$249,909	$(31,808)	$385,554
Investment contract liabilities	–	1,208	2,081	(1)	3,288
Other liabilities	718	25,594	52,761	(22,001)	57,072
Long-term debt	6,164	–	–	–	6,164
Capital instruments	5,249	584	1,996	–	7,829
Segregated funds net liabilities	–	191,955	178,224	(2,743)	367,436
Shareholders’ equity	52,335	17,194	72,120	(89,314)	52,335
Participating policyholders’ equity	–	–	(784)	–	(784)
Non-controlling interests	–	–	1,455	–	1,455
Total liabilities and equity	$64,466	$403,988	$557,762	$(145,867)	$880,349

209

Condensed Consolidated Statement of Income

For the year ended December 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Gross premiums	$–	$7,782	$37,563	$(1,001)	$44,344
Premiums ceded to reinsurers	–	(3,243)	(3,031)	995	(5,279)
Net premium income	–	4,539	34,532	(6)	39,065
Net investment income (loss)	530	3,779	8,440	(1,125)	11,624
Other revenue	33	2,042	9,605	(548)	11,132
Total revenue	563	10,360	52,577	(1,679)	61,821
Contract benefits and expenses
Net benefits and claims	–	6,478	28,467	877	35,822
Commissions, investment and general expenses	12	3,451	14,419	(1,436)	16,446
Other expenses	390	212	1,946	(1,120)	1,428
Total contract benefits and expenses	402	10,141	44,832	(1,679)	53,696
Income (loss) before income taxes	161	219	7,745	–	8,125
Income tax (expense) recovery	(28)	115	(1,300)	–	(1,213)
Income (loss) after income taxes	133	334	6,445	–	6,912
Equity in net income (loss) of unconsolidated subsidiaries	6,972	1,218	1,552	(9,742)	–
Net income (loss)	$7,105	$1,552	$7,997	$(9,742)	$6,912
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$255	$–	$255
Participating policyholders	–	(4)	(448)	4	(448)
Shareholders and other equity holders	7,105	1,556	8,190	(9,746)	7,105
	$7,105	$1,552	$7,997	$(9,742)	$6,912

Condensed Consolidated Statement of Income

For the year ended December 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Gross premiums	$–	$8,057	$34,459	$(1,108)	$41,408
Premiums ceded to reinsurers	–	(6,585)	(3,014)	1,108	(8,491)
Net premium income	–	1,472	31,445	–	32,917
Net investment income (loss)	542	14,204	21,727	(1,073)	35,400
Other revenue	5	2,869	12,884	(5,167)	10,591
Total revenue	547	18,545	66,056	(6,240)	78,908
Contract benefits and expenses
Net benefits and claims	–	14,804	44,293	(3,862)	55,235
Commissions, investment and general expenses	17	3,146	13,573	(1,396)	15,340
Other expenses	434	230	1,880	(982)	1,562
Total contract benefits and expenses	451	18,180	59,746	(6,240)	72,137
Income (loss) before income taxes	96	365	6,310	–	6,771
Income tax (expense) recovery	(26)	54	(1,223)	–	(1,195)
Income (loss) after income taxes	70	419	5,087	–	5,576
Equity in net income (loss) of unconsolidated subsidiaries	5,801	1,344	1,763	(8,908)	–
Net income (loss)	$5,871	$1,763	$6,850	$(8,908)	$5,576
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$250	$–	$250
Participating policyholders	–	–	(545)	–	(545)
Shareholders	5,871	1,763	7,145	(8,908)	5,871
	$5,871	$1,763	$6,850	$(8,908)	$5,576

210   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

For the year ended December 31, 2021	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$7,105	$1,552	$7,997	$(9,742)	$6,912
Adjustments:
Equity in net income of unconsolidated subsidiaries	(6,972)	(1,218)	(1,552)	9,742	–
Increase (decrease) in insurance contract liabilities	–	(562)	11,281	–	10,719
Increase (decrease) in investment contract liabilities	–	50	(6)	–	44
(Increase) decrease in reinsurance assets excluding coinsurance transactions	–	1,544	(790)	–	754
Amortization of (premium) discount on invested assets	–	57	124	–	181
Other amortization	16	124	389	–	529
Net realized and unrealized (gains) losses and impairment on assets	62	1,533	3,229	–	4,824
Deferred income tax expense (recovery)	34	190	(351)	–	(127)
Stock option expense	–	(2)	11	–	9
Cash provided by (used in) operating activities before undernoted items	245	3,268	20,332	–	23,845
Dividends from unconsolidated subsidiary	5,000	489	742	(6,231)	–
Changes in policy related and operating receivables and payables	(22)	424	(1,092)	–	(690)
Cash provided by (used in) operating activities	5,223	4,181	19,982	(6,231)	23,155
Investing activities
Purchases and mortgage advances	–	(31,746)	(89,219)	–	(120,965)
Disposals and repayments	–	27,194	69,534	–	96,728
Changes in investment broker net receivables and payables	–	(202)	16	–	(186)
Investment in common shares of subsidiaries	(3,700)	–	–	3,700	–
Net cash flows from acquisition and disposal of subsidiaries and businesses	–	–	(19)	–	(19)
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Return of capital from unconsolidated subsidiaries	–	1	–	(1)	–
Notes receivable from parent	–	–	(129)	129	–
Notes receivable from subsidiaries	(13)	–	–	13	–
Cash provided by (used in) investing activities	(3,713)	(4,754)	(19,817)	3,842	(24,442)
Financing activities
Redemption of long-term debt	(1,250)	–	–	–	(1,250)
Redemption of capital instruments	(468)	–	(350)	–	(818)
Secured borrowings	–	–	26	–	26
Change in repurchase agreements and securities sold but not yet purchased	–	–	186	–	186
Changes in deposits from Bank clients, net	–	–	(164)	–	(164)
Lease payments	–	(7)	(117)	–	(124)
Shareholders’ dividends and other equity distributions	(2,500)	–	–	–	(2,500)
Common shares issued, net	51	–	3,700	(3,700)	51
Preferred shares and other equity issued, net	3,171	–	–	–	3,171
Preferred shares redeemed, net	(612)	–	–	–	(612)
Contributions from (distributions to) non-controlling interests, net	–	–	(13)	–	(13)
Dividends paid to parent	–	(742)	(5,489)	6,231	–
Capital contributions by parent	–	–	1	(1)	–
Return of capital to parent	–	–	(1)	1	–
Notes payable to parent	–	–	13	(13)	–
Notes payable to subsidiaries	129	–	–	(129)	–
Cash provided by (used in) financing activities	(1,479)	(749)	(2,208)	2,389	(2,047)
Cash and short-term securities
Increase (decrease) during the year	31	(1,322)	(2,043)	–	(3,334)
Effect of foreign exchange rate changes on cash and short-term securities	–	(20)	(299)	–	(319)
Balance, beginning of year	47	4,907	20,629	–	25,583
Balance, end of year	78	3,565	18,287	–	21,930
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	47	5,213	20,907	–	26,167
Net payments in transit, included in other liabilities	–	(306)	(278)	–	(584)
Net cash and short-term securities, beginning of year	47	4,907	20,629	–	25,583
End of year
Gross cash and short-term securities	78	4,087	18,429	–	22,594
Net payments in transit, included in other liabilities	–	(522)	(142)	–	(664)
Net cash and short-term securities, end of year	$78	$3,565	$18,287	$–	$21,930
Supplemental disclosures on cash flow information:
Interest received	$499	$4,112	$7,847	$(1,082)	$11,376
Interest paid	396	73	1,594	(1,082)	981
Income taxes paid (refund)	–	(118)	689	–	571

211

Consolidated Statement of Cash Flows

For the year ended December 31, 2020	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$5,871	$1,763	$6,850	$(8,908)	$5,576
Adjustments:
Equity in net income of unconsolidated subsidiaries	(5,801)	(1,344)	(1,763)	8,908	–
Increase (decrease) in insurance contract liabilities	–	11,937	25,045	–	36,982
Increase (decrease) in investment contract liabilities	–	48	130	–	178
(Increase) decrease in reinsurance assets excluding coinsurance transactions	–	(3,133)	759	–	(2,374)
Amortization of (premium) discount on invested assets	–	54	100	–	154
Other amortization	7	145	504	–	656
Net realized and unrealized (gains) losses and impairment on assets	1	(9,420)	(13,102)	–	(22,521)
Deferred income tax expense (recovery)	25	(784)	1,039	–	280
Stock option expense	–	3	11	–	14
Cash provided by (used in) operating activities before undernoted items	103	(731)	19,573	–	18,945
Dividends from unconsolidated subsidiary	3,000	411	1,270	(4,681)	–
Changes in policy related and operating receivables and payables	91	8,459	(7,447)	–	1,103
Cash provided by (used in) operating activities	3,194	8,139	13,396	(4,681)	20,048
Investing activities
Purchases and mortgage advances	–	(34,392)	(77,589)	–	(111,981)
Disposals and repayments	–	29,635	69,215	–	98,850
Changes in investment broker net receivables and payables	–	(431)	(586)	–	(1,017)
Investment in common shares of subsidiaries	(4,483)	–	–	4,483	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Return of capital from unconsolidated subsidiaries	–	22	–	(22)	–
Notes receivable from parent	–	–	1,501	(1,501)	–
Notes receivable from subsidiaries	1,494	–	–	(1,494)	–
Cash provided by (used in) investing activities	(2,989)	(5,167)	(7,459)	1,467	(14,148)
Financing activities
Issue of long-term debt, net	2,455	–	–	–	2,455
Redemption of long-term debt	(652)	–	–	–	(652)
Issue of capital instruments, net	1,990	–	–	–	1,990
Redemption of capital instruments	–	–	(1,250)	–	(1,250)
Secured borrowings	–	709	667	–	1,376
Change in repurchase agreements and securities sold but not yet purchased	–	–	24	–	24
Changes in deposits from Bank clients, net	–	–	(579)	–	(579)
Lease payments	–	(9)	(125)	–	(134)
Shareholders’ dividends paid in cash	(2,340)	–	–	–	(2,340)
Contributions from (distributions to) non-controlling interests, net	–	–	(10)	–	(10)
Common shares repurchased	(253)	–	–	–	(253)
Common shares issued, net	36	–	4,483	(4,483)	36
Dividends paid to parent	–	(1,270)	(3,411)	4,681	–
Capital contributions by parent	–	–	1	(1)	–
Return of capital to parent	–	–	(22)	22	–
Notes payable to parent	–	–	(1,494)	1,494	–
Notes payable to subsidiaries	(1,501)	–	–	1,501	–
Cash provided by (used in) financing activities	(265)	(570)	(1,716)	3,214	663
Cash and short-term securities
Increase (decrease) during the year	(60)	2,402	4,221	–	6,563
Effect of foreign exchange rate changes on cash and short-term securities	85	(59)	(554)	–	(528)
Balance, beginning of year	22	2,564	16,962	–	19,548
Balance, end of year	47	4,907	20,629	–	25,583
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	22	3,058	17,220	–	20,300
Net payments in transit, included in other liabilities	–	(494)	(258)	–	(752)
Net cash and short-term securities, beginning of year	22	2,564	16,962	–	19,548
End of year
Gross cash and short-term securities	47	5,213	20,907	–	26,167
Net payments in transit, included in other liabilities	–	(306)	(278)	–	(584)
Net cash and short-term securities, end of year	$47	$4,907	$20,629	$–	$25,583
Supplemental disclosures on cash flow information:
Interest received	$522	$4,334	$7,992	$(1,112)	$11,736
Interest paid	426	109	1,765	(1,112)	1,188
Income taxes paid (refund)	(2)	721	639	–	1,358

212   |  2021 Annual Report  |  Notes to Consolidated Financial Statements

Note 24     Comparatives

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

213

Additional Actuarial Disclosures

Source of Earnings

Manulife uses a Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools the Company uses to understand and manage its business. The SOE is prepared following OSFI’s regulatory guidelines, and in accordance with educational notes published by the Canadian Institute of Actuaries (“CIA”). The SOE attributes each component of earnings to one of ten categories: expected profit from in-force business, the impact of new business, experience gains or losses (comparing actual to expected outcomes), the impact of management actions and changes in assumptions, earnings on surplus funds, other insurance earnings, Global Wealth and Asset Management earnings, Manulife Bank earnings, unallocated overhead expenses, and income taxes. In aggregate, these elements explain the $7,105 million of net income attributed to shareholders in 2021.

Each of these ten categories is described below:

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on non-fee income insurance businesses, the expected net income on fee businesses, and the planned margins on one-year renewable businesses such as Group Benefits. PfADs are a requirement of the Canadian Actuarial Standards of Practice, and represent additional amounts held in excess of the expected cost of discharging policy obligations in order to provide a margin of conservatism. These amounts are released over time as the Company is released from the risks associated with the policy obligations.

The increase in 2021 over 2020 was primarily due to in-force business growth in all segments.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by PfADs and other limits on capitalization of this economic value in actuarial liabilities.

The new business gain in 2021 has improved compared to 2020, driven by higher new business volumes and improved product margins in North America, Hong Kong, Singapore and Vietnam. This was partially offset by lower new business volumes in Japan and unfavourable new business product mix in China.

Experience gains or losses arise from items such as claims, policy persistency, fee income, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. It also includes experience gains or losses associated with actual investment returns and movements in investment markets differing from those expected on assets supporting insurance and investment contract liabilities. For most businesses, the expected future investment returns underlying policy valuations are updated quarterly for investment market movements and this impact is also included in experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period, which are reported in “Management actions and changes in assumptions”.

The experience gains in 2021 were primarily driven by favourable investment related experience on general fund liabilities and favourable impact from gross equity markets exposure, partially offset by the unfavourable impact from interest rate movements, a net charge related to the impact of updated ultimate reinvestment rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board (“ASB”), as well as unfavourable policyholder experience. The favourable investment related experience on general fund liabilities was driven by higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by gains on private equity and infrastructure, strong credit experience, and the favourable impact of fixed income reinvestment activities. The unfavourable impact of interest rate movements was primarily due to the increase in risk-free interest rates and the overall steepening of the yield curve in U.S. and Canada. The experience gains were partially offset by a charge in the P&C Reinsurance business for losses related to Hurricane Ida and the European floods.

The experience losses in 2020 were primarily driven by the unfavourable impact from interest rates movements, as well as the unfavourable investment related experience on general fund liabilities and impacts from gross equity markets exposure, partially offset by favourable policyholder experience. The unfavourable impact of interest rate movements was primarily due to the reduction in risk-free rates and, to a much lesser extent, lower corporate spreads, with spreads for some tenors and ratings being slightly below their respective 2019 levels. The unfavourable investment related experience on general fund liabilities reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) primarily driven by investments in oil & gas and real estate, partially offset by the favourable impact of fixed income reinvestment activities.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for insurance and investment contract liabilities and other management-initiated actions in the year that are outside the normal course of business.

The 2021 pre-tax earnings impact of changes in methods and assumptions was a $128 million charge compared to a $273 million charge in 2020. The $128 million charge in 2021 was primarily the result of a review of the lapse assumptions for non-participating policies in the U.S., including those for universal life, variable universal life, and term products, whereby the Company lowered the overall lapse assumptions to reflect lower actual lapse experience as consumers continue to value the product guarantees in the prolonged low interest

214   |  2021 Annual Report  |  Additional Actuarial Disclosures

rate environment. In addition, updates to older age mortality on certain products in the U.S. life insurance business resulted in a net charge to earnings. This was largely offset by favourable expense assumption updates, including a detailed review of the investment expense assumptions across the Company, as well as the completion of the Company’s global expense study. Note 6 of the Consolidated Financial Statements provides additional detail on the changes in actuarial methods and assumptions.

Impacts from material management action items reported in the Corporate segment in 2021 included losses from the sale of bonds designated as available for sale (“AFS”), charges resulting from reinsurance transactions in the U.S., as well as a restructuring charge related to actions that are expected to result in recurring annual expense savings by 2023.

Earnings on surplus funds reflect the actual investment returns on assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary with the underlying asset categories.

Other represents pre-tax earnings items on insurance business that are not included in any other line of the SOE.

Global Wealth and Asset Management (“Global WAM”) represents pre-tax net income from the Global Wealth and Asset Management segment.

Manulife Bank represents pre-tax net income from Manulife Bank.

Unallocated overhead represents pre-tax unallocated overhead expenses from the Corporate and Other segments.

Income taxes represent tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife conducts business.

Manulife’s net income attributed to shareholders for the full year 2021 increased to $7,105 million from $5,871 million the previous year.

For the year ended December 31, 2021 (C$ millions)	Asia	Canada	U.S.	Corporate and Other	Global WAM	Total
Expected Profit from In-force Business	$1,361	$1,125	$1,797	$104	$–	$4,387
Impact of New Business	832	46	394	2	–	1,274
Experience gains (losses)	534	153	578	(143)	–	1,122
Management actions and changes in assumptions	426	(88)	(608)	(470)	–	(740)
Earnings on surplus	188	203	266	(10)	–	647
Other	138	8	38	39	–	223
Insurance	3,479	1,447	2,465	(478)	–	6,913
Global Wealth and Asset Management	–	–	–	–	1,640	1,640
Manulife Bank	–	237	–	–	–	237
Unallocated overhead	–	–	–	(500)	–	(500)
Income (loss) before income taxes	$3,479	$1,684	$2,465	$(978)	$1,640	$8,290
Income tax (expense) recovery	(422)	(330)	(385)	186	(234)	(1,185)
Net income (loss) attributed to shareholders	$3,057	$1,354	$2,080	$(792)	$1,406	$7,105

For the year ended December 31, 2020 (C$ millions)	Asia	Canada	U.S.	Corporate and Other	Global WAM	Total
Expected Profit from In-force Business	$1,265	$1,011	$1,897	$108	$–	$4,281
Impact of New Business	713	7	188	1	–	909
Experience gains (losses)	(304)	(1,391)	(1,000)	(6)	–	(2,701)
Management actions and changes in assumptions	(100)	134	(29)	2,896	–	2,901
Earnings on surplus	238	333	485	(556)	–	500
Other	154	(1)	24	(11)	–	166
Insurance	1,966	93	1,565	2,432	–	6,056
Global Wealth and Asset Management	–	–	–	–	1,272	1,272
Manulife Bank	–	213	–	–	–	213
Unallocated overhead	–	–	–	(524)	–	(524)
Income (loss) before income taxes	$1,966	$306	$1,565	$1,908	$1,272	$7,017
Income tax (expense) recovery	(204)	(111)	(296)	(363)	(172)	(1,146)
Net income (loss) attributed to shareholders	$1,762	$195	$1,269	$1,545	$1,100	$5,871

Embedded Value

The embedded value (“EV”) as of December 31, 2021 will be disclosed later.

215

Board of Directors

Current as of March 1, 2022

“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company.

John M. Cassaday Chairman of the Board Manulife Toronto, ON, Canada Director Since: 1993	Nicole Arnaboldi Corporate Director Greenwich, CT, U.S.A. Director Since: 2020	Guy L.T. Bainbridge Corporate Director Edinburgh, Midlothian, United Kingdom Director Since: 2019	Joseph P. Caron Corporate Director West Vancouver, BC, Canada Director Since: 2010

Susan F. Dabarno Corporate Director Bracebridge, ON, Canada Director Since: 2013	Julie E. Dickson Corporate Director Ottawa, ON, Canada Director Since: 2019	Roy Gori President and Chief Executive Officer Manulife Toronto, ON, Canada Director Since: 2017	Tsun-yan Hsieh Chairman LinHart Group PTE Ltd. Singapore, Singapore Director Since: 2011

Vanessa Kanu Chief Financial Officer TELUS International Ottawa, ON, Canada Director since: 2022	Donald R. Lindsay President and Chief Executive Officer Teck Resources Limited Vancouver, BC, Canada Director Since: 2010	John R.V. Palmer Corporate Director Toronto, ON, Canada Director Since: 2009	C. James Prieur Corporate Director Chicago, IL, U.S.A. Director Since: 2013

Andrea S. Rosen Corporate Director Toronto, ON, Canada Director Since: 2011	May Tan Corporate Director Hong Kong Director Since: 2021	Leagh E. Turner Co-Chief Executive Officer Ceridian HCM Holding Inc. Toronto, ON, Canada Director Since: 2020

216   |  2021 Annual Report  |  Board of Directors

Executive Leadership Team

Current as of March 1, 2022

Roy Gori President and Chief Executive Officer	Michael J. Doughty President and Chief Executive Officer, Manulife Canada	Steven A. Finch Chief Actuary	James D. Gallagher General Counsel

Marianne Harrison President and Chief Executive Officer, John Hancock	Scott S. Hartz Chief Investment Officer	Rahim Hirji Chief Risk Officer	Naveed Irshad Global Head of Inforce Management

Rahul M. Joshi Chief Operations Officer	Pamela O. Kimmet Chief Human Resources Officer	Karen A. Leggett Chief Marketing Officer	Paul R. Lorentz President and Chief Executive Officer, Global Wealth and Asset Management

Anil Wadhwani President and Chief Executive Officer, Manulife Asia	Shamus E. Weiland Chief Information Officer	Philip J. Witherington Chief Financial Officer

217

Office Listing

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 416-926-3000

Belgium

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels

Belgium

Tel: +32 02 775 2940

Cambodia

Manulife (Cambodia) PLC

14/F, TK Central

No. 12, Street 289

Sangkat Boeung Kak 1

Khan Toul Kork

Phnom Penh, Cambodia

Tel: 1-800-211-211

Canada

Canada Head Office

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Affinity Markets

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Tel: +1 800-668-0195

Group Benefits

500 King Street North

Kitchener, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Individual Insurance

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Bank of Canada

500 King Street North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Investment Management

5th Floor

200 Bloor Street East

Toronto, ON M4W 1E5

Canada

Public Markets Tel: +1 416-852-2204

15th Floor

250 Bloor Street East

Toronto, ON M4W 1E5

Canada

Real Estate Tel: +1 416-926-5500

500 King St North

Waterloo, ON N2J 4C6

Canada

Tel: +1 519-747-7000

Manulife Quebec

Maison Manuvie

900 de Maisonneuve Ouest

Montréal, QC H3A 0A8

Canada

Tel: +1 514-499-7999

Manulife Securities

1235 North Service Road West

Oakville, ON L6M 2W2

Canada

Tel: +1 905-469-2100

China

Manulife-Sinochem Life

Insurance Co., Ltd.

6/F, Jin Mao Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: +86 21 2069-8888

+86 21 2069-8930

Manulife-Teda Fund

Management Co., Ltd.

Unit 2-7, 6/F,

China Life Financial Center

No. 23, Zhenzhi Road,

Chaoyang District

Beijing 10026

P.R. China

Tel: +86 10 6657-7777

Hong Kong

Asia Head Office

10/F, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852 2510-5888

Manulife Investment

Management (Asia),

a division

of Manulife Investment

Management (Hong Kong)

Ltd.

16/F, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852 2910-2600

Manulife (International) Ltd.

22/F, Tower A

Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2310-5600

Manulife Provident Funds

Trust Co., Ltd.

22/F, Tower A

Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2310-5600

Indonesia

PT Asuransi Jiwa Manulife

Indonesia

Sampoerna Strategic Square

Jl. Jend. Sudirman Kav 45-46

South Tower

Jakarta 12930

Indonesia

Tel: +62 21 2555-7788

PT Manulife Aset Manajemen

Indonesia

Sampoerna Strategic Square

Jl. Jend, Sudirman Kav. 45-46

31/F, South Tower

Jakarta 12930

Indonesia

Tel: +6221 2555-7788

Ireland

Manulife Investment

Management (Ireland) Ltd.

Manulife Investment Management (Ireland) Ltd.

Second Floor, 5 Earlsfort Terrace

Dublin 2

D02 CK83

Ireland

Tel: +353 87 695-4368

Japan

Manulife Investment

Management

(Japan) Ltd.

15/F Marunouchi Trust Tower

North Building

1-6-1 Marunouchi, Chiyoda-ku

Tokyo, Japan 100-0005

Tel: +81 3 6267-1955

Manulife Life Insurance Co.

30th Floor, Tokyo Opera City

3-20-2 Nishi Shinjuku, Shinjuku-ku

Tokyo, Japan 160-0023

Tel: +81 3 6331-7000

Macau

Manulife (International) Ltd.

Avenida De Almeida Ribeiro No. 61

Circle Square, 14 andar A

Macau

Tel: +853 8398-0388

Malaysia

Manulife Investment Management

(M) Berhad

16th Floor, Menara Manulife

No. 6 Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur, Malaysia

Tel: +60 3 2719-9228

Manulife Holdings Berhad

Menara Manulife

No. 6 Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur, Malaysia

Tel: +60 3 2719-9228

218   |  2021 Annual Report  |  Office Listing

Myanmar

Manulife Myanmar Life

Insurance Company Limited

16/F Kantharyar Office Tower

Cor. Kan Yeik Thar Road & U Aung Myat Road

Mingalar Taung Nyunt Township

Yangon

Myanmar

Tel: +09 765 467 110

Philippines

The Manufacturers Life

Insurance Co. (Phils.), Inc.

10/F, NEX Tower

6786 Ayala Avenue,

1229 Makati City,

Metro Manila

Philippines

Tel: +632 8884 7000

Singapore

Manulife Investment Management

(Singapore) Pte. Ltd.

8 Cross Street

#15-01 Manulife Tower

Singapore 048424

Tel: +65 6501 5411

Manulife (Singapore) Pte Ltd.

8 Cross Street

#15-01 Manulife Tower

Singapore 048424

Tel: +65 6501-5411

Switzerland

Manulife IM (Switzerland) LLC

Bahnhofstrasse 52, 8001

Zurich

Switzerland

Tel: +41 79 448-3050

Taiwan

Manulife Investment

Management

(Taiwan) Co., Ltd.

6/F No., 1 Exchange Square, 89

Songren Road

Taipei 11073,

Northern Taiwan, R.O.C.

Tel: +886 2 2757-5969

Thailand

Manulife Asset

Management

(Thailand) Co., Ltd.

18/F Singha Complex

1788 New Petchaburi Road,

Bang Kapi

Huai Khwang, Bangkok 10310

Thailand

Tel: +66 0-2844-0123

Manulife Insurance

(Thailand)

Public Co., Ltd.

18/F Singha Complex,

1788 New Petchaburi Road,

Bang Kapi

Huai Khwang, Bangkok 10310

Thailand

Tel: +66 2 033-9000

United Kingdom

Manulife Investment

Management

(Europe) Ltd.

One London Wall

London EC2Y 5EA

United Kingdom

Tel: +44 20 7256 3500

United States

John Hancock Head Office

and

John Hancock Investment

Management

197 Clarendon Street

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-663-3000

Tel: +1 617-572-6000

Hancock Natural Resource Group

197 Clarendon Street,

8th Floor

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-747-1600

International Group Program

200 Berkeley Street

Boston, MA 02116-5023

U.S.A.

Tel: +1 617-572-6000

John Hancock Insurance

200 Berkeley Street

Boston, MA 02116-5023

U.S.A.

Tel: +1 617-572-6000

Manulife Investment

Management

(US) LLC

197 Clarendon Street

Boston, MA 02116-5010

U.S.A.

Tel: +1 617-375-1500

Vietnam

Manulife Investment Fund

Management

(Vietnam) Co., Ltd.

4/F, Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84 8 5416-6777

Manulife (Vietnam) Ltd.

Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84 8 5416-6888

West Indies

Manulife Re

Manulife P&C Limited

The Goddard Building

Haggatt Hall

St. Michael, BB-11059

Barbados, West Indies

Tel: +246 228-4910

219

Glossary of Terms

Note: Refer to “Non-GAAP and Other Financial Measures” in Section 13 of the Management’s Discussion and Analysis for additional terms.

Accumulated Other Comprehensive Income (AOCI): A separate component of shareholders’ equity which includes net unrealized gains and losses on available-for-sale (AFS) securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses. These items have been recognized in other comprehensive income and may be subsequently reclassified to net income. AOCI also includes remeasurement of pension and other post-employment plans and real estate revaluation reserve. These items are recognized in other comprehensive income and will never be reclassified to net income.

Available-For-Sale Financial Assets: Non-derivative financial assets that are designated as available-for-sale or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Book Value per Share: Ratio obtained by dividing common shareholders’ equity by the number of common shares outstanding at the end of the period.

Cash Flow Hedges: A hedge of the exposure to variability in cash flows associated with a recognized asset or liability, a forecasted transaction or a foreign currency risk in an unrecognized firm commitment that is attributable to a particular risk and could affect reported net income.

Deferred Acquisition Costs (DAC): Costs directly attributable to the acquisition of new business, principally agents’ compensation, which are capitalized on the Company’s Consolidated Statements of Financial Position and amortized into income over a specified period.

Guarantee Value: Typically within variable annuity products, the guarantee value refers to the level of the policyholder’s protected account balance which is unaffected by market fluctuations.

Hedging: The practice of making an investment in a market or financial instrument for the purpose of offsetting or limiting potential losses from other investments or financial exposures.

Dynamic Hedging: A hedging technique which seeks to limit an investment’s market exposure by adjusting the hedge as the underlying security changes (hence, “dynamic”).

Macro hedging: An investment technique used to offset the risk of an entire portfolio of assets. A macro hedge reflects a more broad-brush approach which is not frequently adjusted to reflect market changes.

Impaired Assets: Mortgages, debt securities and other investment securities in default where there is no longer reasonable assurance of collection.

In-Force: Refers to the policies that are currently active.

Insurance and Investment Contract Liabilities: The amount of money set aside today, together with the expected future premiums and investment income, that will be sufficient to provide for future expected policyholder obligations and expenses while also providing some conservatism in the assumptions. Expected assumptions are reviewed and updated annually.

Long Term Care (LTC) Insurance: Insurance coverage available on an individual or group basis to provide reimbursement for medical and other services to the chronically ill, disabled, or mentally challenged.

New Business Strain: The initial expense of writing an insurance policy that is incurred when the policy is written, and has an immediate negative impact on the Company’s financial position. Over the life of the contract, future income (premiums, investment income, etc.) is expected to repay this initial outlay.

Policyholder Experience: The actual cost in a reporting period from contingent events such as mortality, lapse and morbidity compared to the expected cost in that same reporting period.

Provisions for Adverse Deviation (PfAD): The amounts contained in the insurance and investment contract liabilities that represent conservatism against potential future deterioration of best estimate assumptions. These PfADs are released into income over time, and the release of these margins represents the future expected earnings stream.

Return on Common Shareholders’ Equity: A profitability measure that presents the net income available to common shareholders as a percentage of the average capital deployed to earn the income.

Universal Life Insurance: A form of permanent life insurance with flexible premiums. The customer may vary the premium payment and death benefit within certain restrictions. The contract is credited with a rate of interest based on the return of a portfolio of assets held by the Company, possibly with a minimum rate guarantee, which may be reset periodically at the discretion of the Company.

Variable Annuity: Funds are invested in segregated funds (also called separate accounts in the U.S.) and the return to the contract holder fluctuates according to the earnings of the underlying investments. In some instances, guarantees are provided.

Variable Universal Life Insurance: A form of permanent life insurance with flexible premiums in which the cash value and possibly the death benefit of the policy fluctuate according to the investment performance of segregated funds (or separate accounts).

220 | 2021 Annual Report | Glossary of Terms

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 12, 2022 at 11:00 a.m.

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation’s common shares are listed on:

Toronto Stock Exchange (MFC)

The New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong (945)

Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations department or access our website at www.manulife.com. Email: investrel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

Direct Deposit of Dividends

Shareholders resident in Canada, the United States and Hong Kong may have their Manulife common share dividends deposited directly into their bank account. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program

Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife’s Dividend Reinvestment and Share Purchase Programs. For more information, please contact our stock transfer agents: in Canada – TSX Trust Company; in the United States—American Stock Transfer & Trust Company, LLC

For other shareholder issues please contact Manulife Shareholder Services via e-mail to shareholder_services@manulife.com

More information

Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available online at www.manulife.com

TRANSFER AGENTS

Canada

TSX Trust Company

P.O. Box 700 Station B

Montreal, QC

Canada H3B 3K3

Toll Free: 1 800 783-9495

Collect: 416 682-3864

E-mail: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

American Stock Transfer & Trust Company, LLC

P.O. Box 199036

Brooklyn, NY

United States 11219

Toll Free: 1 800 249-7702

Collect: 416 682-3864

E-mail: manulifeinquiries@tmx.com

Website: www.astfinanical.com

Hong Kong

Tricor Investor Services Limited

Level 54, Hopewell Centre

183 Queen’s Road East

Wan Chai, Hong Kong

Telephone: 852 2980-1333

E-mail: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

Rizal Commercial Banking Corporation

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue,

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

E-mail: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

MFC DIVIDENDS

Common Share Dividends Paid for 2021 and 2020			Per Share Amount Canadian ($)
Year 2021	Record Date	Payment Date
Fourth Quarter	February 23, 2022	March 21, 2022	$ 0.33
Third Quarter	December 1, 2021	December 20, 2021	$ 0.33
Second Quarter	August 17, 2021	September 20, 2021	$ 0.28
First Quarter	May 18, 2021	June 21, 2021	$ 0.28

Year 2020
Fourth Quarter	February 23, 2021	March 19, 2021	$ 0.28
Third Quarter	November 23, 2020	December 21, 2020	$ 0.28
Second Quarter	August 17, 2020	September 21, 2020	$ 0.28
First Quarter	May 19, 2020	June 19, 2020	$ 0.28

Common and Preferred Share Dividend Dates in 2022*
* Dividends are not guaranteed and are subject to approval by the Board of Directors.
Record date	Payment date
Common and Preferred Shares	Common Shares	Preferred Shares
February 23, 2022	March 21, 2022	March 19, 2022
May 25, 2022	June 20, 2022	June 19, 2022
August 23, 2022	September 19, 2022	September 19, 2022
November 22, 2022	December 19, 2022	December 19, 2022

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Manulife

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Lives made *better.*

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